Contents

Chairman’s Statement	2
Chief Executive Officer’s Statement	4
Highlights	6
Banking Analysis	10
Funds Management Analysis	20
Insurance Analysis	24
Shareholder Investment Returns	27
Presentation of Financial Information	28
Integrated Risk Management	29
Description of Business Environment	33
Corporate Governance	37
Directors’ Report	44
Five Year Financial Summary	75
Financial Statements	77
Income Statements	78
Balance Sheets	79
Statements of Recognised Income and Expense	80
Statements of Cash Flows	81
Notes to the Financial Statements	83
Directors’ Declaration	215
Independent Audit Report	216
Shareholding Information	218
International Representation	222
Contact Us	223
Corporate Directory	224

Chairman’s Statement
Introduction
The 2007 financial year has been a successful one for the Commonwealth Bank (“the Group”). We have achieved a very strong financial result and made another record dividend payment to Shareholders.
Your Board is focused on directing the Group to achieve superior long term Shareholder value. During the year the Group made good progress on many initiatives which, as further developed, will contribute significantly to our long term objective.
Results
The Group reported a statutory net profit after income tax (“net profit after income tax”) for the 12 months to 30 June 2007 of $4,470 million – an increase of 14% on the prior year. Cash net profit after income tax grew 18% to $4,604 million excluding the profit from the sale of the Hong Kong Insurance Business during 2006. Including the profit on sale of the Hong Kong Insurance Business cash net profit after tax increased by 14% with cash return on equity increasing from 21.3% to 22.1%. Cash earnings per share were up 16% to 353 cents per share (12% including the profit on sale of the Hong Kong Insurance Business).
Some of the achievements over the year were:
•	Record profit achieved with cash net profit after tax increasing 18% to $4,604 million;
•	Shareholders were rewarded with a record final dividend of 149 cents per share taking the total dividend for the year to 256 cents per share, an increase of 14%;
•	Strong performance from all businesses with Banking, Funds Management and Insurance all delivering double digit earnings growth;
•	Significant progress in the execution of the five key strategic priorities as the Group reinvests in the businesses to drive future profit growth;
•	Solid growth in Banking income of 10%, following growth in average interest earning assets of 15% to $316 billion and net interest margin contraction of 15 basis points (including 10 basis points of underlying margin contraction);
•	Growth in Funds under Administration of 17% to $177 billion supported by both strong underlying inflows and positive investment market returns;
•	Growth in insurance premiums of 21% to $1,400 million and improved operating margins;
•	Strong growth in Total operating income of 11% with expense growth of 7%. The expense growth includes ongoing reinvestment in our businesses through recruitment of front line staff and increased spend on strategic initiatives; and
•	Continued stability in credit quality level across the portfolio.
The Banking business delivered a full year underlying Net profit after income tax of $3,763 million, representing a 17% increase on the prior year. This performance was supported by significant business lending volume growth, solid home loan growth and targeted investment in areas which will drive future profitability. Credit quality remained sound with loan impairment expense remaining stable as a proportion of lending assets.
The Australian Retail Banking business performed strongly with underlying net profit after income tax up 10%. This result reflects the strategic targeting of profitable growth in a competitive market, disciplined cost management and continued sound credit quality.
Highlights for the year included good home loan growth assisted by improved branch network performance in the second half, good inflows to all major deposit product categories and further productivity gains and technology savings largely offsetting the additional investment in front line staff. The improvements made to the retail product range were illustrated by the awarding of five star ratings to seven deposit products and three credit card products by Cannex.
Business, Corporate and Institutional businesses delivered an outstanding result, increasing underlying net profit after tax by 24%. This was driven by good performances across all businesses, with solid growth achieved in lending and deposit balances, favourable trading conditions and record CommSec trading volumes. Further investments were made during the year in both staff numbers and increased project spend to support the strategic expansion of Business Banking activities.
In the competitive New Zealand Banking industry, ASB Bank again performed well. ASB achieved statutory profit growth in local currency terms of 8% (excluding the impact of AIFRS hedge accounting). For the fifth consecutive year, ASB Bank was recognised as New Zealand’s “Bank of the Year” by the UK based Banker Magazine.
The Funds Management business delivered another excellent result. Underlying net profit after tax increased 23% over the prior year to $492 million. Funds under Administration grew by 17% to $177 billion as a result of strong net fund flows and favourable investment markets. First Choice further increased its share of the Platform market to 8.5%. First Choice has now exceeded $39 billion in Funds under Administration, achieving a growth rate of 51% in the last 12 months.
The Insurance business delivered an 18% increase in underlying net profit after income tax to $253 million, with strong sales volumes and good progress on the cross-sell initiative.
Dividends and Capital
The Board declared a record final dividend of 149 cents per share, a 15% increase on last year’s final dividend. The final dividend, which is fully franked, will be paid on 5 October 2007. This will take total dividends for the year to 256 cents per share, up 14% on last year. Over the last three years dividends have grown at an annual compound rate of 12%.
The Group continues to issue new shares to satisfy the requirements of its Dividend Reinvestment Plan.
During the year dividend and interest payments were also made to the holders of the Group’s various capital securities: PERLS II, PERLS III, Trust Preferred Securities 2003, Trust Preferred Securities 2006, ASB Capital Preference Shares and ASB Capital No 2 Preference Shares.
The Group continued to actively manage its capital.
•	In September 2006, a number of changes were made to the Group’s Dividend Reinvestment Plan, which were advised to Shareholders on 5 October 2006. As a result of these changes, the dividend reinvestment plan participation rate increased markedly to 37.6% from previous levels of 18%;
•	An issue of $700 million of hybrid securities, called Funds Management Securities, was completed in September 2006; and
2     Commonwealth Bank of Australia Annual Report 2007

Chairman’s Statement
•	An offer of Perpetual Exchangeable Resaleable Listed Securities (PERLS IV) was announced on 1 June 2007. The offer raised $1,465 million in July. These securities are structured to meet APRA’s new regulatory capital requirements for Non-Innovative Residual Tier 1 Capital, effective January 2008.
The issue of these securities forms part of the Group’s ongoing commitment to efficient capital management.
In February 2007, the Group’s long term credit rating was upgraded by Standard and Poor’s to ‘AA’ from ‘AA-‘ with the short term rating affirmed at ‘A-1+’. Moody’s Investor Services upgraded the Group’s long term rating from ‘Aa3’ to ‘Aa1’ and reaffirmed the short term rating at ‘P-1’ in May 2007.
Outlook
The economy performed well in 2007 with strong credit growth in housing, personal and business lending, supported by low levels of unemployment and robust capital expenditure.
While the outlook for the Australian economy for the 2008 financial year remains positive, there is some risk from recent instability in global financial markets. However, given the mix of the Group’s business and, in particular, its strong retail franchise, the Group is well positioned to continue to deliver strong returns.
Credit growth for the 2008 financial year is likely to remain strong although growth in business credit, which ran at nearly 19% in the 2007 year, may begin to slow. Despite recent rate rises, housing credit growth is expected to be slightly stronger due to continued high demand assisted by the migration of skilled workers to Australia. However, consumer credit growth is likely to slow from the 15% experienced in 2007 to between 8.5 – 10.5%.
The current high level of competitive intensity is not anticipated to decline in the coming year. Despite this, all of the Group’s businesses are performing well and the investments we are making coupled with quality execution will ensure that we remain competitive.
Taking all these factors into consideration, the Group expects to again deliver EPS growth in the coming year which meets or exceeds the average of its peers through a continued focus on delivering exceptional customer service and profitable growth.
Corporate Governance and Board Performance
It has been another busy and successful year for the Board and I would like to thank my fellow Directors for their contribution and dedication. I would particularly like to extend my appreciation to Warwick Kent and Frank Swan who will retire at this year’s Annual General Meeting on 7 November 2007.
Frank and Warwick have been members of the Board since July 1997 and June 2000 respectively. During this time, they have made invaluable contributions as members of the Board’s Audit and Risk Committees (and Frank as a member of the Board Performance and Renewal Committee). We thank Warwick and Frank for their contributions and wish them well in their retirement from the Board.
I would like to welcome two new Directors to the Board. Harrison Young and Sir John Anderson joined the Board on 13 February 2007 and 12 March 2007 respectively. Harrison Young had a distinguished career in investment banking for more than thirty years and was Managing Director and Vice Chairman of Morgan Stanley Asia from 1997 to 2003. Sir John Anderson has held many senior positions in the financial services industry in New Zealand including Chief Executive and Director of ANZ National Bank Limited and the National Bank of New Zealand. I am sure their skills and contributions will complement and enhance the performance of the Board.
Conclusion
It has been an exciting year for the Group. We have made significant progress on the four strategic priorities during the year. We are particularly pleased about the good results achieved in the Customer Service priority where we are receiving fewer retail customer complaints and more customer compliments. We have also identified a fifth strategic priority which is Profitable Growth where we are looking at different areas to enhance growth opportunities. Our progress on these strategic initiatives and the delivery of yet another good financial result is attributable to the commitment and hard work of our people. I would like to recognise, congratulate and thank all our employees for their contribution to the success of the Group.
I would also like to thank our customers and Shareholders for their confidence in and continued support of the Commonwealth Bank.
John Schubert
Chairman
15 August 2007
Commonwealth Bank of Australia Annual Report 2007     3

Chief Executive Officer’s Statement
Introduction
The 2007 financial year has been another good one for the Group with all of our businesses performing well. The year’s success again demonstrates the quality and diversity of the businesses we have and the commitment of our people to realising our vision of being Australia’s finest financial services organisation through excelling in customer service.
At an operational level the Group maintained its momentum from last year and reported a very good result. We have delivered cash earnings per share growth (excluding the impact of the sale of our Hong Kong Insurance Business in the prior year) of 16%. Cash return on equity was up 80 basis points to 22.1%. A particularly pleasing aspect of the result was that as well as delivering a strong result we continued to invest in growth initiatives which will help to underwrite our future profit growth.
We continued to focus on profitable growth, avoiding business which we perceived to have a high risk profile or which did not meet our return criteria. As a result our credit quality remains strong. We are confident going into the new financial year but recognise that business will remain competitive. However, we do not plan to trade-off credit quality for growth.
Last year we identified four strategic priorities to lift business performance and growth: Customer Service; Business Banking; Technology and Operational Excellence; and Trust and Team Spirit. We made significant progress again this year in progressing these four strategies and I am very pleased with what has been achieved, and the positive impact it is having for all our businesses. During the course of the year we introduced one additional strategic priority – Profitable Growth.
Customer Service
Customer service remains the Group’s top strategic priority and while we have made real progress we still have some way to go before we achieve a level of service which we are happy with. Examples of our customer service initiatives in 2007 include:
•	The embedding of our Sales and Service culture has remained a priority. In particular, we have placed emphasis on training our front line people where we have focused on disciplines around customer needs analysis, business referral initiatives and “taking ownership and following up”;

•	We are investing in our front line and becoming more accessible to our customers. Examples include:
—	We are refurbishing retail branches and opening new branches;

—	We increased customer facing staff in both Retail and Business Banking. In business we are adding more bankers in Local Business Banking, our Agribusiness and middle market business;

—	We have introduced more flexible opening hours in our branches including Saturday trading in 65 branches;

—	We are opening new Business Banking centres and providing 24 hour, seven days per week phone access for our local business and rural customers;

—	For our rural customers, we launched Agriline, a telephone service operated by specialist agribusiness bankers;

—	We have introduced a new operating model into the retail branch network, giving our branch managers greater autonomy, which will better meet the needs of our customers and our people; and

—	We have continued to train wealth management and insurance advisers, placing them in our retail bank branches to provide specialist advice for our customers.
•	We are continuously reviewing and refining our product portfolio and introducing new and improved products which we believe will make us more competitive. We have also rationalised some of our product offering to provide simpler and more tailored solutions for customers; and

•	We are also simplifying our procedures and processing to improve our responsiveness and are introducing auto-decisioning in many parts of our business to speed up approval and processing times.
These initiatives are being noticed by our customers who are telling us that our service is getting better. In the Retail Bank we have seen significant improvements over the year with our Roy Morgan customer satisfaction scores up 5.6% — our best rating in ten years. In both the Retail and Business Banks we are seeing significant declines in customer complaints and a corresponding increase in customer compliments.
Business Banking
While we have strong relationships with a significant proportion of Australian businesses and are generating good quality profit growth, we have opportunities within a number of segments of Business Banking to improve our performance and grow our business. During the year we progressed important initiatives to improve Business Banking including:
•	We have completed the restructuring of the business to better align it with the needs of our business customers;

•	We are making good progress increasing our Business Banking “footprint” by employing new Business Bankers, adding new Business Banking centres and putting Business Bankers back into selected branches – we are on track to add 25 new Business Banking Centres by June 2009;

•	We have rolled out our CommSee for Business across our branch and call centre networks which is providing us with the information platform to support the selective growth of our Business Banking “footprint”;

•	We have built CommBiz, our new internet based Business Banking offering, and have successfully rolled it out to over 10,000 of our business customers;

•	We have developed a new and improved portfolio of business banking products and simplified our Business Banking processes and approval procedures; and

•	We have invested in people and new technology to make it easier for our customers to deal with us. For our rural customers we launched Agriline with 23 new Agriline specialists and for our small business customers we launched Local Business Banking Online.
Technology and Operational Excellence
The initiatives in this area are designed to deliver greater efficiency across the Group and to provide us with the technology to increase our competitive leverage through innovative process and systems. Progress to date includes:
•	We have bedded down our new Enterprise Information Technology (EIT) team and we have reorganised the function into a more co-ordinated and effective structure;

•	We have achieved our target of delivering efficiency savings across EIT of $100 million;
4     Commonwealth Bank of Australia Annual Report 2007

Chief Executive Officer’s Statement
•	We have seen significant improvements in systems stability and resilience and have improved our security, controls and disaster recovery capabilities;

•	We executed a significant number of initiatives designed to improve customer service, increase operational efficiency and provide increased security to the Group and its customers. These initiatives include:
—	Dual factor identification;

—	The rollout of CommBiz;

—	Ongoing CommSee enhancements;

—	Global Markets systems improvements;

—	MediClear;

—	Wealth management cross sell initiative; and

—	New margin lending facility systems for FirstChoice.
•	We have continued to restructure our relationship with our IT providers with the execution this year of a new desktop agreement with EDS which will deliver savings and improved service levels to the Group; and

•	We have continued to refine our more focused approach to Group wide procurement – building on the progress we have made over the last three years.
Trust and Team Spirit
The commitment, engagement and enthusiasm of our people go to the heart of our success as an organisation and our ability to deliver on our strategies. Over the year we have put in place a number of initiatives in this area including:
•	We are continuing to see a greater level of collaboration across the Group and we have better aligned the Group with the needs of our customers;

•	Our people are seeing continued improvements in the organisation and this is being reflected in a number of ways, including an increased focus on customer service;

•	We have increased our focus on our people with the introduction of a number of initiatives designed to enhance their well-being; and

•	We have continued to support our community by making significant commitments to a range of initiatives including financial literacy, environmental partnerships and one-off assistance for communities in need of help.
We are already beginning to see positive results with improved engagement scores in internal surveys, positive feedback from our people and the community and a substantial decrease in employee injury rates and staff turnover.
Profitable Growth
During the year the Group identified profitable growth as an additional strategic initiative. This additional priority was introduced to ensure we remained focused on identifying opportunities which will ensure that we continue to grow and create long term value for our Shareholders. Examples of current growth initiatives include:
•	We have a number of investments in Asia with the most significant being our existing businesses in Indonesia and China. While these investments are still relatively small, they are all performing well and we continue to look for further opportunities to invest in these and other attractive Asian markets;

•	Our Funds Management business has grown rapidly since we acquired Colonial in 2000 and we believe that we have the expertise and the scale to continue to expand this business both locally and internationally. CFS Global Asset Management is looking at a wide range of opportunities to expand its business and during the year launched over 20 new funds including infrastructure funds to hold and manage (on behalf of investors) our interest in the recently acquired UK infrastructure company, AWG plc;

•	Premium Business Services has a high level of expertise in its Global Markets Group and has used this to leverage product capabilities across a broad range of the Group’s existing customers base. It is also introducing innovative products and looking at how we might utilise existing expertise to take advantage of opportunities to grow in selective global markets; and

•	We also recognise that there are significant opportunities to better develop our existing customer base and continue to focus on the opportunities that this presents to drive profitable growth.
Looking Ahead
I am very pleased with the progress we made in 2007. Financially we had a very good year and we have momentum going into the 2008 financial year. Obviously the financial services sector will remain competitive but we believe we are well able to meet these challenges and our target for the 2008 year is to generate earnings growth which is equal to or exceeds the average of our peers. I am also pleased with the progress that we have made on executing our strategic agenda and am confident that in the coming year our Shareholders increasingly see the benefits of the significant investments that we are making.
The Group’s ability to deliver the strong performance we have seen over the past year would not have been possible without the goodwill and commitment of our people. I am very grateful for the high level of support I have received across the organisation and am enormously impressed with the quality and skills of our people.
It is a great privilege to lead this organisation and I am confident that we can continue to deliver for our people, our customers and our Shareholders.
Thank you.
Ralph Norris
Chief Executive Officer
15 August 2007
Commonwealth Bank of Australia Annual Report 2007     5

Highlights
Financial Performance and Business Review
Performance Highlights

	Full Year		Half Year
Net Profit after	30/06/07	30/06/06	30/06/07	31/12/06
Income Tax	$M	$M	$M	$M

Statutory basis	4,470	3,928	2,279	2,191
Cash basis	4,604	4,053	2,333	2,271
Cash basis ex HK sale	4,604	3,908	2,333	2,271
The Group’s net profit after tax (“statutory basis”) for the year ended 30 June 2007 was $4,470 million, an increase of 14% on the prior year. The final dividend of $1.49 per share is another record and the total dividend for the year is $2.56 per share.
Cash earnings per share(1) increased 16% on the prior year to 353.0 cents.
The net profit after tax (“cash basis”)(1) increased 18% to $4,604 million.
The Group’s Return on equity (“cash basis”) has improved by 80 basis points over the year to 22.1%.
The Group has delivered another strong performance during the year, through continued improvement in customer service and a focus on profitable growth. Key financial performance highlights over the year were:
•	Solid growth in Banking income of 10% on the prior year, following growth in average interest earning assets of 15% to $316 billion and net interest margin contraction of 15 basis points (including 10 basis points of underlying margin contraction);

•	Growth in Funds Under Administration of 17% to $177 billion supported by both strong underlying inflows and positive investment market returns;

•	Growth in insurance premiums of 21% to $1,400 million and improved operating margins;

•	Strong growth in Total operating income of 11% with expense growth of 7%. The expense growth is driven by ongoing reinvestment in our businesses through recruitment of front line staff and increased spend on strategic initiatives; and

•	Continued stability in credit quality across the portfolio.
The result for the half year ended 30 June 2007 was solid with net profit after tax (“cash basis”), increasing by 17% to $2,333 million compared with the prior comparative period. The Group has invested significantly in the current half in support of its strategic priorities. The current half was also impacted by three fewer days and seasonally higher bad debts. This resulted in a 3% increase in cash profit compared with the prior half.
Other performance highlights specifically relating to the Group’s strategic priorities over the year included:
•	Significant increases in customer satisfaction scores;

•	Streamlining and simplifying the operation of the branch network, empowering local decision makers and strengthening the linkage between performance and remuneration;

•	Launch of CommBiz transactional banking service and the Local Business Banking Online networking platforms to further enhance service quality to business customers; and

•	Early success of the Wealth Management cross-sell initiatives with a 15% increase in total referrals and a 30% increase in new General Insurance sales.
Financial Condition
The Group’s assets increased by $56 billion to $425 billion (2006: $369 billion), while total lending assets increased by $38 billion to $304 billion, reflecting growth across a range of lending products.
The Bank’s capital position remains strong. The Tier One Capital Ratio decreased from 7.56% to 7.14%, reflecting acquisition of a major infrastructure asset and growth in Risk Weighted Assets from $216 billion to $245 billion due to strong growth in lending assets. The Total Capital Ratio increased from 9.66% to 9.76%, due to the issue of $2,331 million of Lower Tier Two Capital. The Group’s long term credit rating has been upgraded by Standard & Poor’s to ‘AA’ from ‘AA-’.
APRA’s revised prudential standards, effective 1 July 2006, resulted in transitional relief for prudential regulations until 31 December 2007 of $1,715 million – comprising $1,641 million Tier One Capital, and $74 million Upper Tier Two Capital.
Capital management initiatives undertaken during the year included the Dividend Reinvestment Plan (“DRP”), and the issue of hybrid securities and Lower Tier Two Capital.
The Bank has an integrated risk management framework to identify, assess and manage risks in the business. The risk profile is measured by the difference between capital available to absorb loss and risk as assessed by economic capital required.
Dividends
The total dividend for the year is another record at $2.56 per share.
The final dividend declared is $1.49 per share which takes the full year dividend to $2.56, an increase of 32 cents or 14% on the prior year. The dividend has been determined based on net profit after tax (“cash basis”). On this basis the dividend payout ratio for the year is 73.0%.
The dividend payment is fully franked and will be paid on 5 October 2007 to owners of ordinary shares at the close of business on 24 August 2007 (“record date”). Shares will be quoted ex–dividend on 20 August 2007.
The Group issued $518 million of shares to satisfy Shareholder participation in the Dividend Reinvestment Plan (“DRP”) in respect of the interim dividend for 2006/07.
Dividends per Share (cents)

(1)	Excluding the profit from the sale of the Hong Kong Insurance Business during the 2006 financial year.
6     Commonwealth Bank of Australia Annual Report 2007

Highlights

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Group Performance Summary	$M	$M	Jun 06%	$M	$M	Dec 06%

Net interest income	7,036	6,514	8	3,551	3,485	2
Other banking income	3,432	3,036	13	1,754	1,678	5

Total banking income	10,468	9,550	10	5,305	5,163	3
Funds management income	1,874	1,543	21	981	893	10
Insurance income	817	742	10	435	382	14

Total operating income	13,159	11,835	11	6,721	6,438	4
Shareholder investment returns	149	101	48	64	85	(25)
Profit on sale of the Hong Kong Insurance Business	—	145	large	—	—	—

Total income	13,308	12,081	10	6,785	6,523	4
Operating expenses	6,427	5,994	(7)	3,283	3,144	(4)
Loan impairment expense	434	398	(9)	239	195	(23)

Net profit before income tax	6,447	5,689	13	3,263	3,184	2
Corporate tax expense (1)	1,816	1,605	(13)	916	900	(2)
Minority interests (2)	27	31	13	14	13	(8)

Net profit after income tax (“cash basis”)	4,604	4,053	14	2,333	2,271	3
Defined benefit superannuation plan income/(expense)	5	(25)	large	1	4	(75)
Treasury shares valuation adjustment	(75)	(100)	25	(37)	(38)	3
One-off AIFRS mismatches	(64)	—	—	(18)	(46)	61

Net profit after income tax (“statutory basis”)	4,470	3,928	14	2,279	2,191	4

Represented by:
Banking	3,763	3,227	17	1,896	1,867	2
Funds management	492	400	23	260	232	12
Insurance	253	215	18	142	111	28

Net profit after income tax (“underlying basis”)	4,508	3,842	17	2,298	2,210	4
Shareholder investment returns after tax	96	66	45	35	61	(43)

Cash net profit after tax excluding the sale of the Hong Kong Insurance Business	4,604	3,908	18	2,333	2,271	3

Profit on sale of Hong Kong Insurance Business	—	145	large	—	—	—

Net profit after tax (“cash basis”)	4,604	4,053	14	2,333	2,271	3

(1)	For purposes of presentation, Policyholder tax benefit and Policyholder tax expense components of corporate tax expense are shown on a net basis.

(2)	Minority interests include preference dividends paid to holders of preference shares in ASB Capital.

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Shareholder Summary			Jun 06%			Dec 06%

Dividend per share — fully franked (cents)	256	224	14	149	107	39
Dividend cover — cash (times)	1.4	1.4	n/a	1.2	1.6	n/a
Earnings per share (cents)
Statutory — basic	344.7	308.2	12	175.1	169.6	3
Cash basis — basic	353.0	315.9	12	178.3	174.7	2
Cash basis — basic excluding the sale of Hong Kong Insurance Business	353.0	304.6	16	178.3	174.7	2
Dividend payout ratio (%)
Statutory	75.2	73.3	190bpts	86.1	63.8	large
Cash basis	73.0	71.0	200bpts	84.1	61.5	large
Weighted avg no. of shares — statutory basic (M)	1,281	1,275	—	1,286	1,276	1
Weighted avg no. of shares — cash basic (M) (1)	1,289	1,283	—	1,293	1,284	1
Return on equity — cash (%)	22.1	21.3	80bpts	22.0	22.3	(30)bpts

(1)	Fully diluted EPS and weighted average number of shares (fully diluted) are disclosed in Note 7 to the Financial Statements.
Commonwealth Bank of Australia Annual Report 2007     7

Highlights

	As at
	30/06/07	31/12/06	30/06/06	Jun 07 vs	Jun 07 vs
Balance Sheet Summary	$M	$M	$M	Dec 06%	Jun 06%

Lending assets (1)	304,100	286,814	266,096	6	14
Total assets	425,139	397,261	369,103	7	15
Total liabilities	400,695	374,774	347,760	7	15

Shareholders’ Equity	24,444	22,487	21,343	9	15

Assets held and Funds Under Administration (FUA)
On Balance Sheet:
Banking assets	397,093	367,250	340,254	8	17
Insurance Funds Under Administration	19,814	21,040	20,792	(6)	(5)
Other insurance and internal funds management assets	8,232	8,971	8,057	(8)	2

	425,139	397,261	369,103	7	15

Off Balance Sheet:
Funds Under Administration	157,257	146,622	130,721	7	20

Total assets held and FUA	582,396	543,883	499,824	7	17

(1)	Lending assets comprise Loans, advances, and other receivables (gross of provisions for impairment and excluding securitisation) and Bank acceptances of customers.

	Full Year Ended			Half Year Ended
Key Performance Indicators	30/06/07	30/06/06	Jun 07 vs Jun 06%	30/06/07	31/12/06	Jun 07 vs Dec 06%

Banking
Underlying net profit after tax ($M)	3,763	3,227	17	1,896	1,867	2
Net interest margin (%)	2.19	2.34	(15)bpts	2.16	2. 22	(6)bpts
Average interest earning assets ($M) (1)	316,048	274,798	15	325,380	306,868	6
Average interest bearing liabilities ($M) (1)	294,792	255,100	16	303,171	286,548	6
Expense to income (%)	45.8	47.7	4	46.1	45. 6	(1)

Funds Management
Underlying net profit after income tax ($M)	492	400	23	260	232	12
Operating income to average Funds Under Administration (%)	1.15	1.12	3bpts	1.16	1. 13	3bpts
Funds Under Administration — spot ($M)	177,071	151,513	17	177,071	167,662	6
Expense to average FUA (%)	0.71	0.71	—	0.72	0. 71	(1)

Insurance
Underlying Net profit after income tax ($M)	253	215	18	142	111	28
Inforce premiums ($M) (2)	1,400	1,156	21	1,400	1,340	4
Expense to average inforce premiums (%)	36.3	38.6	6	34.7	36. 2	4

Capital Adequacy
Tier One (%)	7.14	7.56	(42)bpts	7.14	7. 06	8bpts
Total (%)	9.76	9.66	10bpts	9.76	9. 78	(2)bpts
Adjusted Common Equity (%)	4.79	4.50	29bpts	4.79	4. 70	9bpts

(1)	Average interest earning assets and average interest bearing liabilities have been adjusted to remove the impact of securitisation. Refer to Note 4 to Financial Statements, Average Balance Sheet.

(2)	During the current year the basis of calculating General Insurance inforce premiums was amended, the main change being the exclusion of badged premiums. Prior periods have been restated on a consistent basis.

Credit Ratings	Long term	Short term	Affirmed

Fitch Ratings	AA	F1+	Jun 07
Moody’s Investor Services	Aa1	P-1	Jun 07
Standards & Poor’s	AA	A-1+	Jun 07
The Group continues to maintain a strong capital position which is reflected in its credit ratings. In February 2007 Standards & Poor’s upgraded the Group’s long term credit rating from AA- to AA. In May 2007, Moody’s Investor Services upgraded the Group’s long term credit rating from Aa3 to Aa1. Additional information regarding the Group’s capital is disclosed in Note 35 to Financial Statements.

Important Dates for Shareholders

Full Year Results Announcement	15 August 2007
Ex-Dividend Date	20 August 2007
Record Date	24 August 2007
Final Dividend Payment Date	5 October 2007
Annual General Meeting	7 November 2007
2008 Interim Results Date	13 February 2008
8     Commonwealth Bank of Australia Annual Report 2007

Highlights

Cash EPS Performance (cents) (1)	Underlying Net Profit after Tax By Segment ($M) (1)

Banking Expense to Income	Lending Assets ($B)

Funds Under Administration ($B)	Annual Inforce Premiums – Australia & New Zealand ($M)

(1)	2004 is presented on a previous AGAAP basis; 2006 is presented excluding the profit from sale of the Hong Kong Insurance Business.
Commonwealth Bank of Australia Annual Report 2007     9

Banking Analysis
Financial Performance and Business Review
Performance Highlights
The full year underlying net profit after tax of $3,763 million for the Banking business increased by 17% on the prior year.
The strong performance during the year was supported by:
•	Significant business lending volume growth of 19% since June 2006 to $91 billion;
•	Solid volume growth in home loans, up 13% since June 2006 to $175 billion;
•	Domestic deposit volume growth of 17% since June 2006 to $175 billion including the doubling of NetBank Saver balances which now total over $8 billion;
•	Net interest margin decreased 15 basis points over the year, comprising 10 basis points of underlying margin contraction and five basis points due to the higher level of liquid assets held and AIFRS accounting volatility;
•	Targeted investment in areas which will drive future profitability balanced by cost control in other areas, resulting in operating expenses increasing 5% on the prior year; and
•	Continued stability in the credit quality across the portfolio.
The underlying net profit after tax for the second half of the year increased by 2% to $1,896 million. The current half was impacted by a $45 million increase in investment spend on strategic initiatives. As in previous years, the second half performance was dampened by three fewer days and seasonally higher bad debts.
Detailed disclosure of business highlights by key business segments and product categories is contained on pages 14 — 19.
Net Interest Income
Net interest income increased by 8% on the prior year to $7,036 million. The growth was a result of continued strong volume growth reflected by an increase in average interest earning assets of 15% offset by a 6% reduction in net interest margin.
During the second half of the year net interest income increased 2%. This represents 3% growth on an underlying basis, with the positive impact of AIFRS hedging reclassification more than offset by the dampening impacts of three fewer days and a 50 basis point increase in the pensioner savings deeming rate in April. The increase in net interest income was driven by 6% growth in average interest earning assets and net interest margin contraction of six basis points.
Average Interest Earning Assets
Average interest earning assets increased by $41 billion over the year to $316 billion, reflecting a $33 billion increase in average lending interest earning assets and $8 billion increase in average non-lending interest earning assets.
Average home loan balances increased by 10% since 30 June 2006 and by 3% since December 2006. Both these growth rates were impacted by the $7 billion securitisation undertaken in March as part of ongoing capital management initiatives. Excluding this impact, the increase in gross home loan balances was 11% over the full year and 5% over the half year.
Personal Lending average balances have increased by 13% since June 2006 and 7% since December 2006. This result continues to be largely driven by strong growth in margin lending.
Average balances for Business, Corporate and Institutional lending increased 24% since June 2006 and 9% since December 2006, driven by lending to large institutions.
Net Interest Margin
Underlying net interest margin declined by 10 basis points. Increased holdings of liquid assets and AIFRS hedging volatility added a further five basis points, bringing total net interest margin decline to 15 basis points. The key drivers of the margin reduction were:
Liquid Assets: Average non lending interest earning assets have increased by $8 billion, resulting in headline margin contraction of six basis points.
AIFRS Volatility: The yield related to certain non-trading derivatives is reclassified to other banking income under AIFRS, which distorts the calculation of net interest margin. In the current year this had the effect of increasing headline margin by one basis point, net of increased hybrid instrument distributions.
Asset Pricing & Mix: Mainly the impact of strong competition in the home lending segment in both Australia and New Zealand (five basis points); and personal lending portfolio repricing (three basis points). Business lending margin has remained stable overall with some improving margins on domestic lending offsetting growth in lower margin offshore portfolios.
Cash Rate & Deposit Pricing: The combined impact of cash rate increases during 2006 on deposits, repricing of certain products and increasing proportion of lower margin savings accounts was a net benefit of three basis points. This was more than offset by an increase in the deeming rate on pensioner savings (one basis point); and yield curve impact from tightening of bill rate to cash rate spread and replicating portfolio (five basis points).
NIM movement since June 2006
During the second half net interest margin decreased by six basis points on both a headline and an underlying basis due to the offsetting impact of liquid asset growth and AIFRS volatility.
Underlying margin contraction was due to:
•	Asset Pricing & Mix impact of three basis points due to competitive pricing of home loans and growth in the lower yielding margin lending portfolio; and
•	Cash Rate & Deposit Pricing related contraction of three basis points due to similar influences as described above.
Additional information, including the Average Balance Sheet, is set out in Note 4 to Financial Statements.
10     Commonwealth Bank of Australia Annual Report 2007

Banking Analysis

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Key Performance Indicators	$M	$M	Jun 06%	$M	$M	Dec 06%

Net interest income	7,036	6,514	8	3,551	3,485	2
Other banking income	3,432	3,036	13	1,754	1,678	5

Total Banking income	10,468	9,550	10	5,305	5,163	3

Operating expenses	4,797	4,558	(5)	2,443	2,354	(4)
Loan impairment expense	434	398	(9)	239	195	(23)

Net profit before income tax	5,237	4,594	14	2,623	2,614	—

Income tax expense	1,447	1,339	(8)	713	734	3
Minority interests	27	28	4	14	13	(8)

Net profit after income tax (“cash basis”)	3,763	3,227	17	1,896	1,867	2

Net profit after income tax (“underlying basis”)	3,763	3,227	17	1,896	1,867	2

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Productivity and Other Measures	$M	$M	Jun 06%	$M	$M	Dec 06%

Net interest margin (%)	2. 19	2.34	(15)bpts	2.16	2.22	(6)bpts
Expense to income (%)	45. 8	47.7	4	46.1	45.6	(1)
Effective corporate tax rate (%)	27. 6	29.1	150bpts	27.2	28.1	90bpts

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Total Banking Net Profit after Tax (“Underlying Basis”)	$M	$M	Jun 06%	$M	$M	Dec 06%

Australian Retail products	1,840	1,678	10	928	912	2
Business, Corporate and Institutional products (1)	1,529	1,236	24	767	762	1
Hedging and AIFRS volatility (2)	2	(41)	large	1	1	—
Asia Pacific	390	356	10	201	189	6
Hedging and AIFRS volatility(2)	59	17	large	85	(26)	large
Other (2)	(57)	(19)	large	(86)	29	large

Total Banking Net profit after tax (“underlying basis”)	3,763	3,227	17	1,896	1,867	2

(1)	During the current year certain Balance Sheet risk management operations have been merged within the Financial Markets product of the Business, Corporate and Institutional segment; and the methodology for overhead cost allocation between Banking segments has been refined. Prior periods have been restated on a consistent basis.

(2)	During the current half the impact of Hedging and AIFRS volatility has been separately disclosed within the Business, Corporate and Institutional and Asia Pacific segments. Prior periods have been restated on a consistent basis.
Other Banking Income

	Full Year		Half Year
	30/06/07	30/06/06	30/06/07	31/12/06
	$M	$M	$M	$M

Commissions	1,729	1,635	870	859
Lending fees	896	800	479	417
Trading income	555	505	249	306
Other income	271	175	112	159

	3,451	3,115	1,710	1,741
Non-trading derivatives	(19)	(79)	44	(63)

Other banking income	3,432	3,036	1,754	1,678

Excluding the impact of AIFRS non-trading derivative volatility, Other banking income increased 11% over the year.
Other Banking Income
Factors impacting Other banking income were:
•	Commissions: increased by 6% on the prior year to $1,729 million. The increase was driven by a 22% increase in CommSec brokerage volumes and increased volume of initial public offering activities;
•	Lending fees: increased by 12% on the prior year to $896 million. The result was driven by an increase in lending volumes, particularly line fees related to the business and corporate lending portfolios;
•	Trading income: increased 10% on the prior year to $555 million reflecting favourable market conditions; and
•	Other income: increased $96 million on the prior year. The current year includes a $79 million gain on the sale of the Group’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”) and $58 million in relation to the sale of Mastercard shares. The prior year includes $32 million relating to the Mastercard initial public offering. The level of asset sales is not inconsistent with historic experience.

Other income in the second half decreased by $47 million to $112 million. After adjusting for the timing of Loy Yang, Mastercard and other property asset sales, other income was flat.
The current half result decreased by 2% compared to the prior half after excluding the impact of non-trading derivatives. This was the result of a reduction in trading income in the current half and the timing of asset sales impacting other income.
Commonwealth Bank of Australia Annual Report 2007     11

Banking Analysis
Operating expenses
Underlying operating expenses within the Banking business increased by 5% on the prior year to $4,797 million. Operating expenses were impacted by:
•	Average salary increases of 4% reflecting the competitive domestic labour market and the effect of inflation on general expenses;
•	Ongoing investment in front line staff across each of our key businesses, with staff numbers rising 3% over the year;
•	Continued investment in various projects supporting the strategic priorities of the Group most notably the Business Banking and Global Markets growth initiatives, which were accelerated in the current half contributing to a $35 million half-on-half increase in investment spend; and
•	Continued productivity improvements achieved through process simplification initiatives, including $100 million of cost savings in IT expenditure during the year.
During the second half of the year operating expenses increased 4% to $2,443 million, driven by similar factors (particularly the accelerated investment).
Banking Expense to Income Ratio
The underlying Banking expense to income ratio improved from 47.7% for the full year ended 30 June 2006 to 45.8% in the current year representing a productivity improvement of 4%. The improvement reflects strong income growth, targeted growth in investment spend and discipline in underlying cost control.
Productivity
Loan Impairment Expense
The total charge for loan impairment expense for the year was $434 million, which is 19 basis points of average risk weighted assets. During the second half the loan impairment expense increased by 23% to $239 million. This was driven by general growth in risk weighted assets, risk ratings downgrades in the corporate middle market segment and seasonal influences. Loan impairment expense on consumer loans remained steady in the second half as a proportion of risk weighted assets.
Gross impaired assets were $421 million as at 30 June 2007, compared with $326 million at June 2006.
The Group remains well provisioned, with total provisions for impairment as a percentage of gross impaired assets of 298%.
Taxation Expense
The corporate tax charge for the year was $1,447 million, an effective tax rate of 27.6%.
The effective tax rate for the half year ended 30 June 2007 was 27.2% compared to 28.1% in the prior half.
The lower effective tax rate was principally due to the utilisation of domestic capital losses in the current half and was also assisted by lower offshore tax rates.
Provisions for Impairment Losses
Total provisions for impairment losses at 30 June 2007 were $1,256 million. This includes a collective provision of $1,034 million, which expressed as a percentage of gross loans and acceptances is 0.32%. The current level reflects:
•	Stable arrears rates within the Group’s consumer lending portfolios;
•	The high proportion of low risk home loans within the credit portfolio; and
•	Risk ratings downgrades and specific provisions within the business lending portfolio.
Risk Weighted Assets on Balance Sheet ($M)
Gross Impaired Assets ($M)
12     Commonwealth Bank of Australia Annual Report 2007

Banking Analysis

	As At
	30/06/07	31/12/06	30/06/06	Jun 07 vs	Jun 07 vs
Total Banking Assets & Liabilities	$M	$M	$M	Dec 06%	Jun 06%

Interest earning assets
Home loans including securitisation	190,337	176,721	167,121	8	14
Less: securitisation	(15,633)	(10,754)	(12,607)	45	24

Home loans excluding securitisation	174,704	165,967	154,514	5	13
Personal	20,074	18,237	17,228	10	17
Business and corporate	90,601	84,215	76,044	8	19

Loans, advances and other receivables (1)	285,379	268,419	247,786	6	15
Non-lending interest earning assets	49,553	45,792	40,283	8	23

Total interest earning assets	334,932	314,211	288,069	7	16
Other assets (2)	62,161	53,039	52,185	17	19

Total assets	397,093	367,250	340,254	8	17

Interest bearing liabilities
Transaction deposits	41,915	36,070	35,771	16	17
Savings deposits	49,975	47,380	42,729	5	17
Investment deposits	76,856	72,188	67,364	6	14
Other demand deposits	26,157	24,892	20,325	5	29

Total interest bearing deposits	194,903	180,530	166,189	8	17
Deposits not bearing interest	8,479	8,289	7,038	2	20

Deposits and other public borrowings	203,382	188,819	173,227	8	17
Debt Issues	69,753	71,431	65,086	(2)	7
Other interest bearing liabilities	43,719	40,320	34,890	8	25

Total interest bearing liabilities	308,375	292,281	266,165	6	16
Securitisation debt issues	15,737	11,130	13,505	41	17
Non interest bearing liabilities (3)	53,355	46,788	44,515	14	20

Total liabilities	377,467	350,199	324,185	8	16

Provisions for Impairment
Collective provision	1,034	1,040	1,046	(1)	(1)
Individually assessed provisions	199	171	171	16	16

Total provisions for loan impairment	1,233	1,211	1,217	2	1
Other credit provisions (4)	23	19	24	21	(4)

Total provisions for impairment losses	1,256	1,230	1,241	2	1

	Full Year Ended			Half Year Ended
Asset Quality	30/06/07	30/06/06	Jun 07 vs Jun 06%	30/06/07	31/12/06	Jun 07 vs Dec 06%

Gross loans and acceptances ($M)	321,653	280,282	15	321,653	299,085	8
Risk weighted assets ($M)	245,347	216,438	13	245,347	234,569	5
Gross impaired assets ($M)	421	326	(29)	421	338	(25)
Net impaired assets ($M)	222	155	(43)	222	167	(33)
Collective provisions as a % of risk weighted assets	0.42	0.48	(6)bpts	0.42	0.44	(2)bpts
Collective provisions as a % of gross loans and acceptances	0.32	0.37	(5)bpts	0.32	0.35	(3)bpts
Individually assessed provisions for impairment as a % of gross impaired assets (5)	23.8	24.5	(70)bpts	23.8	23.4	40bpts
Loan impairment expense as a % of average risk weighted assets annualised (6)	0.19	0.20	1bpt	0.20	0.17	(3)bpts
Loan impairment expense as a % of gross loans and acceptances annualised	0.13	0.14	1bpt	0.15	0.13	(2)bpts

(1)	Gross of provisions for impairment which are included in Other assets.

(2)	Other assets include Bank acceptances of customers, derivative assets, provisions for impairment and securitisation assets.

(3)	Non interest bearing liabilities include derivative liabilities.

(4)	Included in Other provisions.

(5)	Bulk portfolio provisions of $99 million at 30 June 2007 ($92 million at 31 December 2006 and $91 million at 30 June 2006) to cover unsecured personal loans and credit card lending have been deducted from individually assessed provisions to calculate this ratio. These provisions are deducted due to the exclusion of the related assets from gross impaired assets. The related asset amounts are instead included in the 90 days or more past due disclosure.

(6)	Average of opening and closing balances.
Commonwealth Bank of Australia Annual Report 2007     13

Banking Analysis
Australian Retail
The Australian Retail product segment performed strongly over the year, with underlying net profit after income tax increasing by 10% to $1,840 million. This result reflects the strategic targeting of profitable growth in a competitive market, disciplined cost management and continued sound credit quality.
Business Review
Over the year, a number of initiatives have been implemented to help ensure the Group achieves its vision to be Australia’s finest financial services organisation through excelling in customer service. Highlights included:
•	The continued revitalisation of the branch network, including the refurbishment of existing sites, the opening of six new branches and the introduction of extended Saturday trading at 65 of the busiest branches;
•	Further changes to the branch network operating model which give local management greater authority. Key customer processes have been further streamlined. This has been supported by new remuneration and bonus arrangements for branch managers depending on the size, contribution and performance of branches;
•	The creation of more than 600 new front line customer service positions since October 2005;
•	The continued utilisation of CommSee, the Group’s market-leading customer information and management system, as a central element of sales and service processes;
•	The implementation of more effective sales and service training programs, including entry training for new customer service staff, and sales and service leadership training for all front line team leaders; and
•	Improvements to the product range as illustrated by the awarding of five star ratings* to many of the Group’s deposit accounts and credit card products (* Source: Cannex).
As a result of these and other actions, the Group has seen:
•	Significant improvements in Customer Satisfaction ratings;
•	A reduction in customer complaints of over 40% since June 2006;
•	Improvements in a range of staff engagement measures; and
•	Strong volume growth leading to stabilised and growing market shares across key product lines.
Home Loans
Home loan revenue increased by 4% over the year to $1,466 million. Balances grew by 11% over the year, including strong second half growth of 7% driven by improved network sales performance. Margin compression over the year occurred predominantly in the first half, reflecting strong growth in lower margin package and fixed rate loans and the tightening of the yield curve ahead of the August 2006 and November 2006 cash rate rises.
Second half revenue was in line with the first half, with strong volume growth offsetting the negative impact of three fewer calendar days. Despite strong competition, market share was held constant in the second half of the year, underpinned by strong network sales and the continued success of third party banking.
Consumer Finance (Personal Loans and Credit Cards)
Total income in the Consumer Finance portfolio grew by 3% over the year. The current year includes $58 million in relation to the sale of MasterCard shares in January 2007. The prior year included $32 million relating to the MasterCard initial public offering.
The Group’s focus remains on profitable growth, achieved through effective product pricing and other initiatives.
The Group’s low-rate credit card (“Yellow”) continues to attract strong customer support, with over 240,000 accounts opened since launch in March 2006.
Retail Deposits
Deposit revenue increased by 7% on the prior year, driven by a combination of strong volume growth and improved margins. Second half revenue was only marginally down on the prior half, despite the negative impact of three fewer calendar days, the increased pensioner savings deeming rate in April and seasonal balance outflows from transaction-based accounts.
Deposit balances grew by 9% over the year, with all major product categories recording good inflows, including Transaction Accounts, Term Deposits, Cash Management Accounts and NetBank Saver. Whilst some deposit market share was ceded in the first half of the year due to aggressive pricing by competitors, the position has stabilised in the second half.
Operating Expenses
Expense growth was contained to 2% over the full year and 1% in the second half. Productivity improvements and technology savings have largely offset the cost of additional front line customer service staff and other sales and service related investments. Productivity gains contributed to further improvements in the expense to income ratio, which fell from 46.6% in the prior year to 45.2%.
Loan Impairment Expense
Loan impairment expense for the full year was $349 million. In the current half the expense was $185 million, an increase of $21 million on the prior half driven by normal seasonal factors. Loan impairment expense to risk weighted assets reduced over the year reflecting a continued focus on credit quality. Home loan impairment expenses remain broadly in line with prior years. Personal loan quality continues to improve as new business progressively replaces lower quality loans written in 2004/05. While the market has seen some deterioration, the Group’s credit card arrears rates continue to trend in line with expectations and at a lower level than last year.

Market Share Percentage	30/06/07	31/12/06	30/06/06

Home loans (1)	18.5	18.4	18.7
Credit cards (1) (2)	18.8	19.3	20.3
Personal lending (APRA and other households) (3)	16.4	16.4	16.1
Household deposits	29.0	28.8	29.3
Retail deposits	21.6	21.9	22.2

(1)	31 December 2006 comparatives revised.

(2)	As at 31 May 2007.

(3)	Personal lending market share includes personal loans and margin loans.
14     Commonwealth Bank of Australia Annual Report 2007

Banking Analysis
Australian Retail (1)

	Full Year to June 2007
	Net	Other	Total			Underlying
	Interest	Banking	Banking	Expenses	Loan Impairment	Profit after
	Income $M	Income $M	Income $M	$M (2)	$M	Tax $M

Home loans	1,294	172	1,466
Consumer finance	708	424	1,132
Retail deposits	2,107	676	2,783

Australian Retail products	4,109	1,272	5,381	2,430	349	1,840

	Full Year to June 2006
	Net	Other	Total			Underlying
	Interest	Banking	Banking	Expenses	Loan Impairment	Profit after
	Income $M	Income $M	Income $M	$M (2)	$M	Tax $M

Home loans	1,260	151	1,411
Consumer finance	732	368	1,100
Retail deposits	1,938	674	2,612

Australian Retail products	3,930	1,193	5,123	2,388	354	1,678

	Half Year to June 2007
	Net	Other	Total			Underlying
	Interest	Banking	Banking	Expenses	Loan Impairment	Profit after
	Income $M	Income $M	Income $M	$M (2)	$M	Tax $M

Home loans	650	85	735
Consumer finance	357	233	590
Retail deposits	1,046	339	1,385

Australian Retail products	2,053	657	2,710	1,224	185	928

(1)	During the current period the methodology for allocation of total Australian Retail income between products and segments has been refined. Prior periods have been restated on a consistent basis.

(2)	During the current period the methodology for overhead cost allocation has been refined. Prior periods have been restated on a consistent basis.

	As At
	30/06/07	31/12/06	30/06/06	Jun 07 vs	Jun 07 vs
Major Balance Sheet Items (gross of impairment)	$M	$M	$M	Dec 06%	Jun 06%

Home loans (incl securitisation)	161,406	150,834	144,834	7	11
Consumer finance (1)	10,809	10,602	10,640	2	2

Total Assets – Australian Retail products	172,215	161,436	155,474	7	11

Home loans (net of securitisation)	145,773	140,080	132,227	4	10

Transaction deposits	18,980	18,323	16,993	4	12
Savings deposits	39,349	37,898	36,176	4	9
Other demand deposits	38,754	37,710	35,893	3	8
Deposits not bearing interest	2,599	2,930	2,362	(11)	10

Total Liabilities — Australian Retail products	99,682	96,861	91,424	3	9

(1)	Consumer Finance includes personal loans and credit cards.
CBA Home Loan Approvals by State
CBA Home Loan Balances by State
Commonwealth Bank of Australia Annual Report 2007     15

Banking Analysis
Business, Corporate and Institutional
The Business, Corporate and Institutional product segment delivered underlying net profit after tax of $1,529 million, an increase of 24% on the prior year. Included in the current year is a $55 million after tax profit on the sale of the Group’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”). Excluding this amount, profit increased 19% on the prior year.
Business Review
Business Banking is one of the Group’s strategic priorities with the aspiration to be widely regarded as the Business Banking partner of choice. Good progress was made over the past year against this objective, with performance highlights including:
•	Opening of eight new Business Banking Centres and recruitment of 72 new sales people in the first year of a three year expansion program, targeting 25 new sites and 270 new sales people in total by the end of the third year;
•	Re-introduction of Business Bankers into branches, with 135 recruited and 85 operating within the branch network after completing a rigorous induction and training program;
•	Launch of 24 hour, 7 days per week, 365 days per year remote customer service centre for local business customers supported by a new team of 78 Local Business Banking Associates. Local Business Banking Online was also launched, providing new ways for our customers to interact with us and each other;
•	Launch of Agriline, a dedicated customer service centre for our rural customers, supported by a new team of 23 Agriline Associates. In addition, 30 additional Agribusiness sales people were recruited as part of an expansion in rural banking; and
•	Launch of CommBiz, a new transaction banking platform for businesses of all sizes from institutional and corporate clients to small business customers. Over 10,000 customers have already migrated from legacy platforms since its launch in December 2006.
Institutional Banking continued to have strong momentum, achieving above market growth rates. This has been achieved through a focus on integrated debt and equity capital management, financial and commodity risk management and transaction banking, combined with key competencies in growth industries.
Global Markets and Treasury has undertaken an investment in people and technology to provide a platform for future growth opportunities. The Global Markets and Treasury team ended the year at number one on the Australian debt capital markets ranking and has substantially increased the Australian equity capital markets ranking following a number of key equity deals completed during the year.
CommSec maintained its position as Australia’s number one broker platform by volume and benefited from strong market conditions, with a new monthly volume record set in June 2007 of 1.1 million trades. Other highlights included CommSec winning the Lead Manager role for the Platinum Asset Management initial public offering and the launch of CommSec Self Managed Super Fund.
Corporate Banking
Corporate Banking includes commercial and corporate transaction services and merchant acquiring.
This line of business achieved income growth of 10% on the prior year following balance growth in the newly introduced Business Online Saver product and strong growth across higher margin commercial and corporate Current Accounts. Cash rate increases in the first half also contributed to the income growth.
Financial Markets
Financial Markets includes financial markets and wholesale operations, treasury, equities broking (including CommSec) and structured products, capital markets services (including IPOs and placements) and margin lending.
Financial markets income has increased 14% on the prior year following continued favourable trading conditions and increased customer flows. Growth in investment markets has resulted in record CommSec trading volumes and margin lending balances have increased 40% on the prior year.
Lending and Finance
Lending and Finance includes asset finance, structured finance and general business lending.
Lending and Finance income increased by 21% on the prior year. This includes the impact of the pre-tax gain on sale of the Bank’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”) during the year of $79 million.
Lending and Finance assets have increased $11 billion or 11% on the prior year. The increase has been driven by continued growth in the Australian and New Zealand syndicated loan market and in structured finance transactions.
Operating Expenses
Operating expenses of $1,741 million represented 10% growth compared to the prior year. This was driven by general salary increases and higher employee numbers. In addition, the Group significantly increased investment to support the strategic expansion of the Business Banking and Financial Markets activities. Productivity gains contributed to further improvements in the expense to income ratio, which fell from 47.1% in the prior year to 45.0%.
Loan Impairment Expense
Loan impairment expense for the full year was $7 million higher than the prior year at $75 million. This was due to an increase in our assessment of portfolio risk and specific provisions related to the corporate middle market segment in the current half, which drove a $35 million increase in loan impairment expense on the prior half.
Market Share
Business lending market share to non-financial corporations, as measured by APRA, has increased by 30 basis points since 30 June 2006 to 12.4%.
Asset finance market share has decreased by 130 basis points to 13.2% since 30 June 2006. The decline reflects the maturity of this business segment, which has been characterised by aggressive price competition coupled with competitor expansion.
Business deposit market share of non-financial corporations, as measured by APRA, has increased by 110 basis points since 30 June 2006 to 13.0%.

Market Share Percentage	30/06/07	31/12/06	30/06/06

Business lending — APRA	12.4	12.5	12.1
Business lending — RBA (1)	12.9	13.0	13.2
Asset finance	13.2	13.9	14.5
Business deposits — APRA	13.0	12.0	11.9
Equities trading (CommSec) (1)	4.4	4.4	4.3

(1)	Prior period comparatives have been revised.
16     Commonwealth Bank of Australia Annual Report 2007

Banking Analysis

	Full Year to June 2007
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
Business, Corporate and Institutional (1)	Income $M	Income $M	Income $M	$M (2)	$M	Tax $M

Corporate Banking	555	366	921
Financial Markets	500	803	1,303
Lending and Finance	1,005	636	1,641

Business, Corporate and Institutional products	2,060	1,805	3,865	1,741	75	1,529

Hedging and AIFRS volatility (excluded from above)	135	(132)	3			2

	Full Year to June 2006
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M (2)	$M	Tax $M

Corporate Banking	496	344	840
Financial Markets	440	708	1,148
Lending and Finance	870	491	1,361

Business, Corporate and Institutional products	1,806	1,543	3,349	1,577	68	1,236

Hedging and AIFRS volatility (excluded from above)	46	(104)	(58)			(41)

	Half Year to June 2007
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M (2)	$M	Tax $M

Corporate Banking	281	179	460
Financial Markets	291	393	684
Lending and Finance	510	313	823

Business, Corporate and Institutional products	1,082	885	1,967	908	55	767

Hedging and AIFRS volatility (excluded from above)	106	(105)	1			1

(1)	The components of the three Business, Corporate and Institutional product segments have been rearranged during the current year, in order to align with the wider divisional restructure which was undertaken during the year as part of a re-focus on customer service. Prior periods have been restated on a consistent basis.

(2)	During the current period the methodology for overhead cost allocation has been refined. Prior periods have been restated on a consistent basis.

	As At
Major Balance Sheet Items (gross of	30/06/07	31/12/06	30/06/06	Jun 07 vs	Jun 07 vs
impairment)	$M	$M	$M	Dec 06%	Jun 06%

Interest earning lending assets	80,464	74,029	66,343	9	21
Bank acceptances of customers	18,721	18,395	18,310	2	2
Non-lending interest earning assets	41,530	41,723	35,471	—	17
Margin loans	8,070	6,542	5,758	23	40
Other assets (1)	25,842	19,486	19,947	33	30

Total Assets (2)	174,627	160,175	145,829	9	20

Transaction deposits	21,578	16,648	16,426	30	31
Other demand deposits	29,347	26,162	23,641	12	24
Deposits not bearing interest	4,084	3,686	3,520	11	16
Certificates of deposits and other	25,573	24,923	20,178	3	27
Due to other financial institutions	14,199	12,390	11,333	15	25
Liabilities at fair value through Income Statement	4,228	3,783	2,085	12	large
Debt issues	84,556	82,381	77,848	3	9
Loan Capital	9,818	9,724	9,744	1	1
Other non interest bearing liabilities (1)	43,317	36,805	36,703	18	18

Total Liabilities (2)	236,700	216,502	201,478	9	17

Balance Sheet by Product Segment (3)

Assets
Corporate Banking	2,762	2,669	1,061	3	large
Financial Markets	49,137	40,800	36,228	20	36
Lending and Finance	115,446	112,713	104,086	2	11
Other (2)	7,282	3,993	4,454	82	63

Total Assets	174,627	160,175	145,829	9	20

Liabilities
Corporate Banking	46,359	39,953	37,375	16	24
Financial Markets	58,580	51,376	40,838	14	43
Lending and Finance	29,542	27,655	27,303	7	8
Other (2)	102,219	97,518	95,962	5	7

Total Liabilities	236,700	216,502	201,478	9	17

(1)	Other assets include intangible assets and derivative assets, and Other non interest bearing liabilities include derivative liabilities.

(2)	Includes Group Funding, Balance Sheet Management and other capital not directly attributed to the product based segments above.

(3)	During the current year, reclassifications of Balance Sheet amounts between product segments were made to align with the wider divisional restructure. Prior periods have been restated on a consistent basis.
Commonwealth Bank of Australia Annual Report 2007     17

Banking Analysis
Asia Pacific
Asia Pacific Banking incorporates the Group’s retail, business, commercial, rural and treasury banking operations in New Zealand, Fiji, Indonesia and China.
Underlying net profit after tax for Asia Pacific businesses increased 10% to $390 million(1) compared to the prior year. ASB Bank in New Zealand represents the majority of the business.
During the year, the accounting impacts arising from the application of “AASB 139 Financial Instruments: Recognition and Measurement” resulted in a gain of $85 million (before tax) within Total banking income. This impact, referred to as “Hedging and AIFRS volatility” was driven by:
•	Mark to market accounting gains on economic hedges which do not qualify for AIFRS hedge accounting and hedge ineffectiveness of $117 million; offset by
•	Accounting losses on the economic hedge of New Zealand operations due to the difference between hedged currency rate and actual rate of $32 million.
These accounting gains and losses are not reflective of the underlying economic reality, as all exposures are fully hedged within risk limits.
ASB Bank
The New Zealand banking industry continued to be very competitive during 2007, characterised by aggressive pricing particularly on home loans. Against this challenging background ASB Bank achieved statutory net profit after tax growth in New Zealand Dollar terms of 8% (excluding the impact of AIFRS hedge accounting).
This result was driven by:
•	Strong asset growth represented by total lending balances increasing by NZD 6,170 million or 16% over the prior year including a 14% increase in home lending volumes;
•	Solid growth in retail deposits of 16% to NZD 24.5 billion, mainly due to a 23% increase in FastSaver, BusinessSaver and Term Investment balances;
•	Margin contraction for the year of ten basis points, most of which occurred during the first half, with margins declining only three basis points in the second half. The majority of this was driven by tightening home loan margins and changes in product mix such as the re-weighting of the deposits portfolio towards higher interest rate savings products; and
•	Continued low impairment losses.
Other performance highlights included:
•	Continued achievement of a market leading position in customer satisfaction rates among the major banks;
•	Broadening access for customers to banking services with internet and telephone banking supplemented by banking updates to mobiles phones and 20 branches now operating seven days a week;
•	Winner of the TUANZ Business Internet eCommerce Financial Services award in recognition of the ASB Fastnet Classic online banking service;
•	ASB Group was appointed one of the default providers for the Kiwisaver Retirement scheme which was launched by the NZ government to encourage employees to save consistently during their working lives; and
•	For the fifth consecutive year, ASB Bank was recognised as New Zealand’s “Bank of the Year” by the UK based Banker Magazine.
Underlying net profit after tax increased 6% in the second half to $193 million(1). This result reflects continued strong lending growth, stabilisation of margins and the strengthening of the New Zealand Dollar.
Other Asia Pacific Business
The highlights in this region during the year were:
•	Acquisition of an 83% stake in Arta Niaga Kencana (Bank ANK) in Surabaya region of Indonesia adding 20 branches;
•	Continued branch expansion in PT Bank Commonwealth in Indonesia with four new branches added during the year;
•	Increasing the Group’s investment in Hangzhou City Commercial Bank to maintain 19.9% equity stake following an investment by the Asian Development Bank; and
•	The launch of a new customer website “Moving to Australia?” in five different languages to make opening a bank account even easier for overseas customers moving to or doing business in Australia.
Loan Impairment Expense
Total loan impairment expense for the Asia Pacific region was $18 million, which is in line with the prior year. The current half expense increased by $8 million, due to some deterioration in both retail and corporate portfolios in New Zealand.
Market Share
Home loan market share in New Zealand remained stable throughout the year at 23.1% as at 30 June 2007.
Retail deposit market share in New Zealand increased 90 basis points during the year to 21.2% as at 30 June 2007.

Market Share Percentage	30/06/07	31/12/06	30/06/06

NZ lending for housing	23.1	23.1	23.1
NZ retail deposits	21.2	20.7	20.3

(1)	Represents Group Management view for the product segment rather than statutory view, excluding the impact of Hedging and AIFRS volatility.
18     Commonwealth Bank of Australia Annual Report 2007

Banking Analysis

Asia Pacific (1)	Full Year to June 2007
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M	$M	Tax $M

ASB Bank	732	285	1,017
Other	32	33	65

Asia Pacific	764	318	1,082	515	18	390

Hedging and AIFRS volatility (excluded from above)	(28)	113	85			59

	Full Year to June 2006
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M	$M	Tax $M

ASB Bank	680	291	971
Other	42	29	71

Asia Pacific	722	320	1,042	509	20	356

Hedging and AIFRS volatility (excluded from above)	—	25	25			17

	Half Year to June 2007
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M	$M	Tax $M

ASB Bank	386	137	523
Other	16	12	28

Asia Pacific	402	149	551	255	13	201

Hedging and AIFRS volatility (excluded from above)	(28)	149	121			85

(1)	During the current period the impact of AIFRS derivative hedging has been excluded from the Asia Pacific total and is disclosed separately above. Prior periods have been restated on a consistent basis.

	As At
Major Balance Items (gross of	30/06/07	31/12/06	30/06/06	Jun 07 vs	Jun 07 vs
impairment) (1)	$M	$M	$M	Dec 06%	Jun 06%

Home lending	28,931	25,887	22,287	12	30
Other lending assets	11,332	11,279	10,531	—	8
Non-lending interest earning assets	8,023	6,938	4,812	16	67
Other assets	1,965	1,535	1,321	28	49

Total Assets – Asia Pacific	50,251	45,639	38,951	10	29

Debt issues	935	180	744	large	26
Deposits (1)	23,094	21,038	18,040	10	28
Liabilities at fair value through the Income Statement	15,203	14,204	11,727	7	30
Other liabilities	1,853	1,414	772	31	large

Total Liabilities – Asia Pacific	41,085	36,836	31,283	12	31

Balance Sheet by Segment

Assets
ASB Bank	47,995	43,379	36,724	11	31
Other	2,256	2,260	2,227	—	1

Total Assets — Asia Pacific	50,251	45,639	38,951	10	29

Liabilities
ASB Bank	38,926	34,885	29,306	12	33
Other	2,159	1,951	1,977	11	9

Total Liabilities — Asia Pacific	41,085	36,836	31,283	12	31

(1)	Asia Pacific Deposits exclude deposits held in other overseas countries (30 June 2007: $5 billion, 31 December 2006: $6 billion and 30 June 2006: $5 billion).
Commonwealth Bank of Australia Annual Report 2007     19

Funds Managements Analysis
Financial Performance and Business Review
Performance Highlights
Underlying net profit after tax increased 23% over the year to $492 million for the Funds Management business reflecting continued strong revenue growth across the business.
The underlying net profit after tax result for the second half of the year increased 12% on the prior half to $260 million driven by continued growth in the funds management business and strong investment performance.
Funds Under Administration increased 17% to $177 billion as at 30 June 2007.
Business Review
Industry conditions have been positive with strong investment markets and retail flows underpinning growth over the year.
Net fund flows for the year ended 30 June 2007 of $1.8 billion were impacted by the disengagement of a major client from the Avanteos platform. Excluding Avanteos, net funds flow for the year was over $7 billion, most of which occurred in the second half.
The drivers of this strong underlying net funds flow for the year were:
•	Investors taking advantage of superannuation legislation changes which contributed to $9.2 billion FirstChoice net flows for the year ended 30 June 2007. With over $39 billion in Funds Under Administration, FirstChoice has experienced growth of 51% in the last 12 months; and
•	Solid institutional flows generated by the CFS Global Asset Management business.
During the year, a goodwill impairment of $40 million was recognised in relation to Avanteos.
Other key developments within the business include:
•	CFS Global Asset Management ongoing expansion into alternative asset classes and developing infrastructure capabilities both domestically and in Europe;
•	CFS Global Asset Management is the joint lead partner in a consortium which acquired AWG plc, an infrastructure company which provides water services in the UK. As at 30 June 2007 13% of the Group’s interest in AWG plc had been sold down to infrastructure funds;
•	CFS Global Asset Management, through its joint venture First State Media Group, acquired a major music copyright catalogue in May 2007. The purchase will be the foundation asset for a media focused investment fund to be launched later in the calendar year;
•	CFS Global Asset Management launched the First State Cinda Leaders Growth Equity Fund with joint venture partners China Cinda Asset Management;
•	New products launched by CFS during the year include a fully integrated margin lending solution, and 12 new investment options on the FirstChoice platform;
•	Commonwealth Financial Planner numbers increased during the year by 68 to 702. The first adviser training program was completed in early 2007 with 42 graduates and the second program commenced in February 2007 with 27 entrants. During the year referrals increased by 15%; and
•	CFS Global Asset Management incubated or launched in excess of 18 new products globally during the year, including long/short funds, new fixed interest products, Asian and Global Property Securities products for international distribution, and a range of institutional multi-asset products.
Investment Performance
Investment performance has been solid with 74% of funds outperforming benchmark on a three year basis, and 66% of funds outperforming on a one year basis.
Operating Income
Operating income increased by 21% to $1,883 million for the year underpinned by an 18% increase in average Funds Under Administration and strong investment performance driving an increase in performance fees.
During the second half of the year, Operating income increased by 10% to $985 million. This result was due to an 8% increase in average Funds Under Administration on the prior half and an increase in margins.
Margins increased three basis points over the year due to growth in higher margin asset classes, performance fees and improved distribution margins partially offset by the general trend toward the lower margin platform offering.
Operating Expenses
Volume expenses, which predominately comprise external distribution and trail commissions, increased by 27% over the year which is in line with growth in Funds Under Administration and underlying growth and mix of retail and wholesale inflows.
Operating expenses increased by 16% on the prior year to $890 million. The key drivers of expense growth include:
•	Investment in the international expansion of the CFS Global Asset Management business;
•	Establishment of competitive remuneration schemes in the asset management business to attract and retain high quality talent;
•	Increased spend on strategic projects including the Wealth Management cross-sell initiative and new product development (eg. margin lending facility); and
•	Investment on system simplification initiatives.
Despite significant investment in the expansion of CFS Global Asset Management, the expense to net operating income ratio decreased from 57.6% to 55.7% over the year.
Taxation
The corporate tax expense for the year was $232 million, representing an effective tax rate of 32.1% compared with 28.4% for the prior year. The increase in the effective tax rate is due to one-off permanent tax differences. As previously disclosed, the prior year included a tax benefit from the recognition of international losses not previously brought to account.
Market Share
In the latest Plan for Life market share statistics, the Group is ranked 1st in total Australian retail market share at 14.2%. The Australian retail market share has been impacted by the disengagement of a major client from the Avanteos platform. FirstChoice increased its share of the Platform market to 8.5%.

	30/06/07	31/12/06	30/06/06

Australian retail (1) (2)	14.2	15.4	15.4
New Zealand retail (1)	15.8	16.1	16.0
Firstchoice platform (1) (2)	8.5	8.2	7.7

(1)	Prior period comparatives have been restated.

(2)	As at 30 March 2007.
20     Commonwealth Bank of Australia Annual Report 2007

Funds Managements Analysis

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Key Performance Indicators	$M	$M	Jun 06%	$M	$M	Dec 06%

Operating income – external	1,874	1,543	21	981	893	10
Operating income – internal	9	9	—	4	5	(20)

Total operating income	1,883	1,552	21	985	898	10

Shareholder investment returns	14	14	—	10	4	large

Funds management income	1,897	1,566	21	995	902	10

Volume expense	285	224	(27)	141	144	2
Operating expenses	890	765	(16)	467	423	(10)

Total operating expenses	1,175	989	(19)	608	567	(7)

Net profit before income tax (“cash basis”)	722	577	25	387	335	16

Net profit before income tax (“underlying basis”) (1)	708	563	26	377	331	14

Corporate tax expense (2)	232	164	(41)	132	100	(32)
Minority interests	—	3	large	—	—	—

Net profit after income tax (“cash basis”)	490	410	20	255	235	9

Net profit after income tax (“underlying basis”) (1)	492	400	23	260	232	12

(1)	Underlying basis excludes Shareholder investment returns.

(2)	For purpose of presentation, Policyholder tax benefit and Policyholder tax expense are shown on a net basis (30 June 2007: $175 million and 30 June 2006: $193 million).

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Funds Under Administration	$M	$M	June 06%	$M	$M	Dec 06%

Funds under administration – average	164,404	139,082	18	171,264	158,010	8
Funds under administration – spot	177,071	151,513	17	177,071	167,662	6
Funds under management – spot	139,685	118,682	18	139,685	128,312	9
Net funds flows (excluding Avanteos)	7,126	5,287	35	5,744	1,382	large
Net funds flows	1,763	10,830	(84)	(313)	2,076	large

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Productivity and Other Measures	%	%	Jun 06%	%	%	Dec 06%

Operating income to average Funds Under Administration	1.15	1.12	3bpts	1.16	1.13	3bpts
Total expenses to average Funds Under Administration	0.71	0.71	—	0.72	0.71	(1)
Operating expenses to net operating income (total operating income less volume expenses)	55.7	57.6	3	55.3	56.1	1
Effective corporate tax rate	32.1	28.4	(370)bpts	34.1	29.9	(420)bpts
Underlying Net Profit After Tax growth of 23% on the prior year
Commonwealth Bank of Australia Annual Report 2007     21

Funds Managements Analysis

	Full Year Ended 30 June 2007
	Opening				Investment	Closing
	Balance				Income &	Balance
	30/06/06	Inflows	Outflows	Netflows	Other (5)	30/06/07
Funds Under Administration	$M	$M	$M	$M	$M	$M

FirstChoice	26,177	17,191	(7,995)	9,196	4,172	39,545
Cash management	3,690	2,066	(2,751)	(685)	125	3,130
Legacy products (1)	34,669	2,757	(7,426)	(4,669)	4,022	34,022

Retail Products (2)	64,536	22,014	(18,172)	3,842	8,319	76,697
Other retail (3)	886	412	(257)	155	575	1,616

Australian retail	65,422	22,426	(18,429)	3,997	8,894	78,313
Wholesale	29,815	12,902	(10,037)	2,865	1,789	34,469
Property	13,909	1,014	(2,411)	(1,397)	2,331	14,843
Other (4)	3,708	136	(608)	(472)	399	3,635

Domestically sourced	112,854	36,478	(31,485)	4,993	13,413	131,260
Internationally sourced	29,461	15,625	(13,492)	2,133	8,342	39,936

Funds Under Administration (excl Avanteos)	142,315	52,103	(44,977)	7,126	21,755	171,196
Avanteos	9,198	2,603	(7,966)	(5,363)	2,040	5,875

Total – Funds Under Administration	151,513	54,706	(52,943)	1,763	23,795	177,071

	Full Year Ended 30 June 2006
	Opening				Investment	Closing
	Balance				Income &	Balance
	30/06/06	Inflows	Outflows	Netflows	Other (5)	30/06/07
Funds Under Administration	$M	$M	$M	$M	$M	$M

FirstChoice	16,128	13,077	(5,287)	7,790	2,259	26,177
Cash management	4,182	2,417	(3,061)	(644)	152	3,690
Legacy products (1)	35,225	3,268	(7,669)	(4,401)	3,845	34,669

Retail Products (2)	55,535	18,762	(16,017)	2,745	6,256	64,536
Other retail (3)	844	182	(235)	(53)	95	886

Australian retail	56,379	18,944	(16,252)	2,692	6,351	65,422
Wholesale	24,894	13,099	(11,810)	1,289	3,632	29,815
Property	13,456	1,074	(2,144)	(1,070)	1,523	13,909
Other (4)	2,886	192	(481)	(289)	1,111	3,708

Domestically sourced	97,615	33,309	(30,687)	2,622	12,617	112,854
Internationally sourced	22,508	12,097	(9,432)	2,665	4,288	29,461

Funds Under Administration (excl Avanteos)	120,123	45,406	(40,119)	5,287	16,905	142,315
Avanteos	2,941	6,142	(599)	5,543	714	9,198

Total – Funds Under Administration	123,064	51,548	(40,718)	10,830	17,619	151,513

	Half Year Ended 30 June 2006
	Opening				Investment	Closing
	Balance				Income &	Balance
	31/12/06	Inflows	Outflows	Netflows	Other (5)	30/06/07
Funds Under Administration	$M	$M	$M	$M	$M	$M

FirstChoice	31,588	10,913	(4,693)	6,220	1,737	39,545
Cash management	3,453	1,038	(1,442)	(404)	81	3,130
Legacy products (1)	34,976	1,634	(4,388)	(2,754)	1,800	34,022

Retail Products (2)	70,017	13,585	(10,523)	3,062	3,618	76,697
Other retail (3)	1,242	330	(139)	191	183	1,616

Australian retail	71,259	13,915	(10,662)	3,253	3,801	78,313
Wholesale	32,892	7,288	(5,507)	1,781	(204)	34,469
Property	13,538	450	(551)	(101)	1,406	14,843
Other (4)	3,697	81	(336)	(255)	193	3,635

Domestically sourced	121,386	21,734	(17,056)	4,678	5,196	131,260
Internationally sourced	35,087	8,303	(7,237)	1,066	3,783	39,936

Funds Under Administration (excl Avanteos)	156,473	30,037	(24,293)	5,744	8,979	171,196
Avanteos	11,189	1,459	(7,516)	(6,057)	743	5,875

Total – Funds Under Administration	167,662	31,496	(31,809)	(313)	9,722	177,071

(1)	Includes stand alone retail and legacy retail products.

(2)	Retail products (excluding Avanteos) align to Plan for Life market release.

(3)	Includes listed equity trusts and regular premium plans. These retail products are not reported in market share data.

(4)	Includes life company assets sourced from retail investors but not attributable to a funds management product (e.g. premiums from risk products). These amounts do not appear in retail market share data.

(5)	Includes foreign exchange gains and losses from translation of international sourced business.
22     Commonwealth Bank of Australia Annual Report 2007

Funds managements Analysis
FirstChoice – Fund Manager Destination
Business Mix of Funds Under Administration
Total Funds Under Administration – Asset Class
FirstChoice Funds Under Administration Balance & Market Share
Commonwealth Bank of Australia Annual Report 2007     23

Insurance Analysis
Financial Performance and Business Review
Performance Highlights
Underlying net profit after tax for the Insurance business increased 18% on the prior year to $253 million. This growth rate was impacted by the inclusion of the operating results of the Hong Kong Insurance Business for part of the prior year. Another measure of Insurance business performance is planned profit margins, which increased by 26% on the prior year.
The result was driven by:
•	Solid inforce premium growth in Australia and New Zealand;
•	Positive claims experience; and
•	Increased investment in the business.
Full year net profit after tax (“cash basis”) decreased by 16% to $351 million, impacted by the profit on sale of the Hong Kong Insurance Business of $145 million in the prior year. After adjusting the result for the sale of the Hong Kong Insurance Business, net profit after tax increased by 30%.
Underlying net profit after tax for the half year ended 30 June 2007 was up by 28% on the prior half.
The Group remains the largest life insurer in Australia, New Zealand and Fiji.
Business Review
Australia
Full year underlying net profit after tax for the Australian insurance business increased 28% on the prior year to $160 million.
Net profit after tax (“cash basis”) increased 29% on the prior year to $234 million, reflecting growth in Shareholder investment returns over the year together with strong volume growth and improved operating margins.
Key performance drivers were:
•	Inforce premium growth of 20%, reflecting strong sales volumes and progress of the cross-sell initiative;
•	Improvement in planned life margins and operating margins on the prior year;
•	Good claims experience; and
•	Strong Shareholder investment returns.
Other highlights for the Australian Insurance business included:
•	A significant increase in new business over the year particularly in Group Life Risk;
•	CommInsure increased its Total risk market share to 14.2% an increase of one percentage point since 30 June 2006;
•	The introduction of 130 Branch Insurance Representatives as part of the cross-sell initiative positively impacting on General Insurance sales (30% increase in new business sales);
•	Ongoing simplification and rationalisation of systems and processes;
•	Launch of online quoting tool for planners aimed at reducing the time and complexity of insurance and annuity quotes to improve conversion rates; and
•	Continued good claims management.
New Zealand
The Life Insurance operations in New Zealand operate predominantly under the Sovereign brand.
New Zealand’s net profit after tax (“cash basis”) increased 12% on the prior year to $105 million. The main drivers of this result were:
•	Market leading growth in new business sales with Sovereign capturing 33.8% of new business sales market share over the year compared to 32.7% in the prior year;
•	A continuation of positive investment returns;
•	Low lapse rates on existing business; offset by
•	A deterioration in claims experience from 2006 with a higher incidence of disability and term life claims.
The market share of inforce premiums at 30 June 2007 was 31.8%, an increase of 40 basis points over the year.
Operating Income
Operating income increased 10% on the prior year to $817 million. The prior year was impacted by the inclusion of the operating results of the Hong Kong Insurance Business until its sale in October 2005. Excluding this, operating income increased by 17% on the prior year.
Life Insurance income increased 11% to $745 million on the prior year, and by 19% excluding the operating results of the Hong Kong Insurance Business. This reflects strong volume growth and favourable claims experience.
General Insurance income of $72 million was flat compared with the prior year despite strong sales growth. The result was impacted by claims associated with recent NSW storms in the Hunter region which had a greater financial impact than that of Cyclone Larry in the prior year.
Operating Expenses
Total operating expenses of $282 million (excluding volume related expenses) increased 3% on the prior year.
Increases in operating expenses included:
•	Increased spend on strategic projects including the Wealth Management cross-selling initiatives;
•	Introduction of Branch Insurance Representatives into selected Bank branches;
•	Product development across Life and General Insurance lines;
•	Investment on system migration and simplification to further reduce the number of insurance systems used and reduce ongoing costs;
•	Development costs in preparation for the launch of compulsory savings in New Zealand under the KiwiSaver program; offset by
•	Reduction in expenses since the sale of the Hong Kong Insurance Business.
Corporate Taxation
The effective corporate tax rate for the year was 28.1% compared with 27.3% in the prior year.
24     Commonwealth Bank of Australia Annual Report 2007

Insurance Analysis

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Key Performance Indicators	$M	$M (4)	Jun 06%	$M	$M	Dec 06%

Insurance
Life insurance operating income	745	669	11	406	339	20
General insurance operating income	72	73	(1)	29	43	(33)

Total operating income	817	742	10	435	382	14

Shareholder investment returns	135	87	55	54	81	(33)
Profit on sale of the Hong Kong Insurance Business	—	145	—	—	—	—

Total insurance income	952	974	(2)	489	463	6

Volume expense	182	181	(1)	93	89	(4)
Operating expenses (1)	282	275	(3)	143	139	(3)

Total expenses	464	456	(2)	236	228	(4)

Net profit before income tax	488	518	(6)	253	235	8

Corporate tax expense (2)	137	102	(34)	71	66	(8)

Net profit after income tax (“cash basis”)	351	416	(16)	182	169	8

Net profit after income tax (“underlying basis”) (3)	253	215	18	142	111	28

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Productivity and Other Measures	%	% (4)	Jun 06%	%	%	Dec 06%

Operating income to average inforce premiums	63. 9	62. 9	100bpts	64. 0	60. 7	330bpts
Expenses to average inforce premiums	36. 3	38. 6	6	34. 7	36. 2	4
Effective corporate tax rate excluding impact of profit on sale of Hong Kong Insurance Business	28. 1	27. 3	(80)bpts	28. 1	28. 1	—

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Sources of Profit from Insurance Activities	$M	$M (4)	Jun 06%	$M	$M	Dec 06%

The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	184	146	26	90	94	(4)
Experience variations	56	48	17	49	7	large
General insurance operating margins	13	21	(38)	3	10	(70)

Operating margins	253	215	18	142	111	28
After tax Shareholder investment returns	98	56	75	40	58	(31)
Profit on sale of the Hong Kong Insurance Business	—	145	—	—	—	—

Net profit after income tax (“cash basis”)	351	416	(16)	182	169	8

(1)	Operating expenses include $9 million internal expenses relating to the asset management of Shareholder funds (30 June 2006: $9 million).

(2)	For purpose of presentation, Policyholder tax benefit and Policyholder tax expense components of corporate tax expense are shown on a net basis (30 June 2007: $91 million, 30 June 2006: $138 million).

(3)	Underlying basis excludes Shareholder investment returns and the profit on the sale of the Hong Kong Insurance Business.

(4)	Includes impact of the operating performance of the Hong Kong Insurance Business until its sale in October 2005.
Geographical Analysis of Business Performance

	Full Year Ended
	Australia		New Zealand		Asia		Total
Net Profit after	30/06/07	30/06/06	30/06/07	30/06/06	30/06/07	30/06/06	30/06/07	30/06/06
Income Tax (“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	160	125	88	77	5	13	253	215
After tax Shareholder investment returns	74	56	17	17	7	(17)	98	56
Profit on sale of Hong Kong Insurance Business	—	—	—	—	—	145	—	145

Net profit after income tax	234	181	105	94	12	141	351	416

	Half Year Ended
	Australia		New Zealand		Asia		Total
Net Profit after	30/06/07	31/12/06	30/06/07	31/12/06	30/06/07	31/12/06	30/06/07	31/12/06
Income Tax (“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	92	68	47	41	3	2	142	111
After tax Shareholder investment returns	27	47	8	9	5	2	40	58

Net profit after income tax	119	115	55	50	8	4	182	169

Commonwealth Bank of Australia Annual Report 2007     25

Insurance Analysis

	Full Year Ended 30 June 2007
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/06	Balances	Lapses	Movements (2)	30/06/07
Annual Inforce Premiums (1)	$M	$M	$M	$M	$M

General insurance (3)	169	55	(40)	—	184
Personal life	732	153	(87)	34	832
Group life	255	206	(79)	2	384

Total	1,156	414	(206)	36	1,400

Australia	854	359	(192)	—	1,021
New Zealand	302	55	(14)	36	379

Total	1,156	414	(206)	36	1,400

	Full Year Ended 30 June 2006
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/05	Balances	Lapses	Movements (2)	30/06/06
Annual Inforce Premiums (1)	$M	$M	$M	$M	$M

General insurance (3)	154	49	(34)	—	169
Personal life	785	137	(81)	(109)	732
Group life	265	71	(48)	(33)	255

Total	1,204	257	(163)	(142)	1,156

Australia	795	210	(151)	—	854
New Zealand	296	47	(12)	(29)	302
Asia (4)	113	—	—	(113)	—

Total	1,204	257	(163)	(142)	1,156

	Half Year Ended 30 June 2007
	Opening				Closing
	Balance	Sales/New		Other	Balance
	31/12/06	Balances	Lapses	Movements (2)	30/06/07
Annual Inforce Premiums (1)	$M	$M	$M	$M	$M

General insurance (3)	179	26	(21)	—	184
Personal life	789	79	(43)	7	832
Group life	372	70	(58)	—	384

Total	1,340	175	(122)	7	1,400

Australia	988	148	(115)	—	1,021
New Zealand	352	27	(7)	7	379

Total	1,340	175	(122)	7	1,400

(1)	Inforce premium relates to risk business. Savings products are disclosed within Funds Management.

(2)	Includes foreign exchange movements.

(3)	In the current period the basis of calculating General insurance inforce premiums was amended, the main change being the exclusion of badged premiums. Prior periods have been restated on a consistent basis.

(4)	Other movements represent the sale of the Hong Kong Insurance Business.
Inforce Premiums
Inforce premiums increased by 21% on the prior year. This was achieved through consistent growth in both Australia and New Zealand. General Insurance premiums increased by 9% on the year.

Market Share Percentage – Annual Inforce Premiums	30/06/07	31/12/06	30/06/06

Australia (total risk) (1) (2)	14. 2	14. 4	13.2
Australia (individual risk) (1) (2)	12. 7	12. 7	12.3
New Zealand	31. 8	31. 5	31.4

(1)	As at 31 March 2007.

(2)	Prior period comparatives have been revised.
26     Commonwealth Bank of Australia Annual Report 2007

Shareholder Investment Returns

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Shareholder Investment Returns	$M	$M	Jun 06%	$M	$M	Dec 06%

Funds management business	14	14	—	10	4	large
Insurance business (1)	135	87	55	54	81	(33)

Shareholder investment returns before tax	149	101	48	64	85	(25)
Profit on sale of Hong Kong Insurance Business	—	145	—	—	—	—
Taxation	53	35	(51)	29	24	(21)

Shareholder investment returns after tax	96	211	(55)	35	61	(43)

(1)	Excluding profit on sale of the Hong Kong Insurance Business.
Shareholder investment returns of $149 million before tax was driven by strong positive returns across all asset classes.

	As At 30 June 2007
	Australia	New Zealand	Asia	Total
Shareholder Investment Asset Mix (%)%		%	%	%

Local equities	1	1	—	1
International equities	—	1	20	1
Property	26	—	29	20

Sub-total	27	2	49	22

Fixed interest	29	52	50	35
Cash	44	46	1	43

Sub-total	73	98	51	78

Total	100	100	100	100

	As At 30 June 2007
	Australia	New Zealand	Asia	Total
Shareholder Investment Asset Mix ($M)	$M	$M	$M	$M

Local equities	7	2	—	9
International equities	—	6	17	23
Property	368	1	25	394

Sub-total	375	9	42	426

Fixed interest	400	242	43	685
Cash	620	214	1	835

Sub-total	1,020	456	44	1,520

Total	1,395	465	86	1,946

Commonwealth Bank of Australia Annual Report 2007     27

Presentation of Financial Information
Definitions
In this Annual Report, the Group presents its profit from ordinary activities after tax on a “statutory basis”, which is calculated in accordance with the Australian equivalents to International Financial Reporting Standards (“AIFRS”).
The Group also presents its results on a “cash basis”. “Cash basis” is defined by management as net profit after tax and minority interests, before treasury shares valuation adjustment, defined benefit superannuation plan expense and one-off AIFRS mismatches arising from expiry of pre-AIFRS hedging transactions recognised in the period. Management believes “cash basis” is a meaningful measure of the Group’s performance and it provides the basis for the determination of the Bank’s dividends.
The Group also presents its earnings per share on a statutory basis and on a cash basis. Earnings per share on a statutory basis is affected by the impact of changes in the treasury shares valuation adjustment, defined benefit superannuation plan expense and one-off AIFRS mismatches arising from expiry of pre-AIFRS hedging transactions recognised in the period. “Earnings per share (cash basis)” is defined by management as net profit after tax and outside equity interests, before treasury shares valuation adjustment, defined benefit superannuation plan expense and one-off AIFRS mismatches arising from expiry of pre-AIFRS hedging transactions recognised in the period, “cash basis” net profit after tax as described above, divided by the weighted average of the Bank’s ordinary shares outstanding over the relevant period.
“Underlying net profit after tax” refers to net profit after tax, “cash basis”, before certain operating expenses and initiatives including Shareholder investment returns and profit on sale of the Hong Kong Insurance Business in October 2005. “Underlying net profit after tax” is referred to across all businesses. The underlying profit is the result of core operating performance. Management believes it is meaningful to highlight the underlying profit in order to show performance on a comparable basis, in particular excluding the volatility of equity markets.
“Underlying” productivity ratios:
•	Exclude Shareholder investment returns from funds management and life insurance income;
•	Exclude policyholder tax from the funds management income and life insurance income lines;
•	Exclude the effect of profit on sale of the Hong Kong Insurance Business in October 2005; and
•	Exclude the impacts of transition to AIFRS on unwinding structured transactions.
“Underlying” productivity ratios have been presented to provide what management believes to be a more relevant presentation of productivity ratios. Management believes that these adjustments enable comparison of productivity ratios from period to period to be more meaningful as it reflects the Group’s core operating performance.
28     Commonwealth Bank of Australia Annual Report 2007

Integrated Risk Management
Risk Management
The Group integrated risk management framework identifies, assesses, manages and reports risks and risk adjusted returns on a consistent and reliable basis. The resulting risk profile of the Group is assessed against the Group’s risk appetite.
One key dimension of the Group’s risk profile is measured by the amount of economic capital required to support its risk exposures.
Economic capital is derived from underlying exposures to credit, market, operational and insurance risks in the banking, and wealth management (insurance and funds management) businesses of the Group.
Independent review of the risk management framework is carried out through Group Audit.
The following sections describe the components of the integrated risk management framework.
Credit Risk
Credit risk is the potential of loss arising from failure of a debtor or counterparty to meet their contractual obligations. The measurement of credit risk is based on an internal credit risk rating system, and utilises analytical tools to calculate expected and unexpected loss for the credit portfolio. This includes consideration of the probability of default (PD), the exposure at the time of default (EAD) and the loss given default (LGD) that would consequently be experienced.
Various risks are considered when calculating PD, EAD and LGD. Considerations include the potential for default by a borrower due to management, industry, economic or other risks and include the mitigating benefits of collateral.
Credit risk arises in the banking business from lending activities, the provision of guarantees including letters of credit and commitments to lend, investment in bonds and notes, financial markets transactions and other associated activities. In the insurance business, credit risk arises from investment in bonds and notes, loans, and from reliance on reinsurance.
The Group uses a portfolio approach to the management of credit risk (refer to Note 15 to the Financial Statements) comprised of the following:
•	A system of industry limits and targets for exposures by industry;
•	A large credit exposure policy for aggregate exposures to individual commercial and industrial client groups tiered by credit risk rating and loan duration; and
•	A system of country limits for geographic exposures.
These policies assist in the diversification of the credit portfolio.
The credit portfolio is managed in two distinct segments:
(i) Retail Segment:
This segment is comprised of housing loan, credit card, personal loan facilities, some leasing products and most secured commercial lending up to $1m. These portfolios are managed on a delinquency band approach.
(ii) Risk Rated Segment:
This segment is comprised of commercial exposures. Management of risk is based on the internal credit risk rating system, which makes an assessment of the potential for default for each exposure and the amount of loss if default should occur.
Provisions for impairment are raised where there is objective evidence of impairment and at an amount adequate to cover assessed credit related losses. Credit losses arise primarily from loans but also from other credit instruments such as bank acceptances, contingent liabilities, guarantees and other financial instruments and assets acquired through security enforcement.
A centralised exposure management system records all significant credit exposures of the Bank. Customers, industry, geographic and other significant groupings of exposure are regularly monitored.
A centralised portfolio model is used to assess risk and return on an overall portfolio basis and for segments of the portfolio. The model also assists in determining economic capital, collective provision requirements, and credit portfolio stress testing.
Off Balance Sheet Arrangements
As detailed in Note 1 (ii) to the Financial Statements, the Group conducts a Loan Securitisation program through which it packages and sells loans as securities to investors. Liquidity facilities are provided at arms length to the program by the Bank in accordance with the Australian Prudential Regulation Authority (“APRA”) Prudential Guidelines. These liquidity facilities are recognised by the Bank as Contingent Liabilities as commitments to provide credit.
The Group is involved with a number of special purpose entities (“SPEs”) in the ordinary course of business, primarily to provide funding and financial services to our customers. These entities are consolidated in the Financial Statements if they meet the criteria of control. The definition of control depends upon substance rather than form including consideration of exposure to the majority of benefits or risks of the SPE, and accordingly, determination of the existence of control involves management judgment. The Group has no off-balance sheet financing entities that it is considered to control.
Operational and Strategic Business Risk
The Group’s operational and strategic business risk management framework supports the achievement of its financial and business goals.
Operational Risk is defined as the risk of economic gain or loss resulting from:
•	Inadequate or failed internal processes and methodologies;
•	People;
•	Systems; or
•	External events.
Strategic Business Risk is defined as the risk of economic gain or loss resulting from changes in the business environment caused by the following factors:
•	Economic;
•	Competitive;
•	Social trends; or
•	Regulatory
Commonwealth Bank of Australia Annual Report 2007     29

Integrated Risk Management
Each business manager is responsible for the identification and assessment of these risks, and for maintaining appropriate internal controls. The Group’s operational risk framework and governance structures supports these efforts through a suite of risk mitigating policies, the reporting of internal loss incidents and key risk indicators, qualitative and quantitative assessment of risk exposures, and skilled operational risk professionals embedded throughout the Group.
The Group’s operational risk measurement methodology combines expert assessment of individual risk exposures with internal loss data to calculate operational risk economic capital and determine potential loss.
The Group continues to benchmark and monitor its insurance risk transfer program for efficiency and effectiveness. This is primarily achieved through a methodology that optimises total Shareholder returns and determines the most appropriate blend of insurance risk transfer and economic capital.
Business Continuity Management
Business Continuity Management (“BCM”) within the Group involves the development, maintenance and testing of advance action plans to respond to defined risk events. This ensures that business processes continue with minimal adverse impact on customers, staff, products, services and brands.
BCM constitutes an essential component of the Group’s risk management process by providing a controlled response to business disruption events that could have a significant impact on the Group’s critical processes and revenue streams. It includes both cost-effective responses to mitigate the impact of risk events or disasters and crisis management plans to respond to crisis events.
A comprehensive BCM program including plan development, testing and education has been implemented across all business units.
Compliance Risk Management
Compliance risk is the risk of legal or regulatory sanctions, material financial loss, or loss of reputation that the Group may suffer as a result of its failure to comply with the requirements of relevant laws, industry standards and codes.
The Group’s Compliance Risk Management Framework (CRMF) is a key element of the Group’s integrated risk management framework. The CRMF is consistent with the Australian Standard on Compliance Programs; as such it fulfils the Group’s obligations under the Corporations Act 2001 and the Bank’s Australian Financial Services Licence. The CRMF incorporates a number of components including Group Standards, a Group Obligations Register and Guidance Notes that detail specific requirements and accountabilities. These are complemented by business unit compliance frameworks including obligations registers, standards and procedures.
The CRMF provides for the assessment of compliance risks, implementation of controls, monitoring and testing of framework effectiveness, the escalation, remediation and reporting of compliance incidents and control weaknesses.
The Group’s compliance strategy is based on two fundamental principles:
•	Line Management in each Business Unit are responsible for ensuring their business is and remains compliant with legislative, regulatory, industry code and organisational requirements; and
•	Business Unit Compliance and Group Compliance work together to independently monitor, overview and report on compliance to management, compliance committees and the Board.
Security Risk
Security risk is defined as threats associated with theft and fraud, information and IT security, protective security and crisis management.
The Group’s security risk management framework forms part of the operational risk framework and sets out the key roles, responsibilities and processes for security risk management across the Group.
Market Risk
Balance sheet positions may be affected by a change in the value, volatility or relationship between market rates and prices.
Market risk arises from the mismatch between assets and liabilities in both the banking and insurance businesses and from controlled trading undertaken in pursuit of profit. The Group trades diverse financial instruments including interest rates, foreign currencies, equities and commodities and transacts in both physical and derivative instruments.
A discussion and analysis of the Group’s market risk is contained in Note 43 to the Financial Statements. Information on trading securities is further contained in Note 10 to the Financial Statements. Note 2 to the Financial Statements contains the contribution of financial markets trading income to the Group.
In the trading book of the banking business, market risk is measured by a Value-at-Risk (VaR) model. This model uses the distribution of historical changes in market prices to assess the potential for future losses. The VaR model takes into account correlations between risks and the potential for movements in one portfolio to offset movements in another. Actual results are back-tested to check the validity of the VaR model. In addition, because the VaR model cannot encompass all possible outcomes, tests covering a variety of stress scenarios are regularly performed to simulate the effect of extreme market conditions.
In the non-traded book of the banking business, a range of techniques is adopted to measure market risk. These include simulation of the effects of market price changes on assets and liabilities for business activities where there are no direct measures of the effects of market prices on those activities.
Liquidity risk is the risk that assets cannot be liquidated in time to meet maturing obligations. Limits are set to ensure that holdings of liquid assets do not fall below prudent levels.
30     Commonwealth Bank of Australia Annual Report 2007

Integrated Risk Management
The following tables provide a summary of VaR by product.

	Average VaR During	Average VaR During	Average VaR During
VaR Expressed based on 97.5%	June 2007	December 2006	June 2006
confidence	Half Year $M	Half Year $M	Half Year $M

Group
Interest rate risk	3.61	3.08	2.95
Exchange rate risk	0.78	0.54	0.65
Implied volatility risk	0.69	0.57	0.61
Equities risk	0.15	0.14	0.09
Commodities risk	0.65	0.71	1.20
Credit spread risk (1)	4.22	—	—
Diversification benefit(1)	(4.17)	(1.73)	(2.24)

Total general market risk	5.93	3.31	3.26
Undiversified risk (1)	1.60	6.75	6.53
ASB Bank	0.45	0.27	0.30

Total	7.98	10.33	10.09

The 97.5% confidence interval is used internally by management for operational monitoring of traded market risk. The 99.0% confidence interval is shown to enable external comparison.

	Average VaR During	Average VaR During	Average VaR During
VaR Expressed based on 99.0%	June 2007	December 2006	June 2006
confidence	Half Year $M	Half Year $M	Half Year $M

Group
Interest rate risk	4.60	4.07	3.76
Exchange rate risk	0.95	0.72	0.77
Implied volatility risk	0.88	0.74	0.80
Equities risk	0.19	0.18	0.11
Commodities risk	0.81	0.93	1.61
Credit spread risk (1)	6.19	—	—
Diversification benefit(1)	(6.24)	(2.38)	(3.03)

Total general market risk	7.38	4.26	4.02
Undiversified risk (1)	1.72	7.93	7.68
ASB Bank	0.55	0.34	0.40

Total	9.65	12.53	12.10

(1)	In the half year to 30 June 2007, the Group implemented a new methodology for the measurement of credit spread VaR. The new methodology now captures the diversification benefit between credit spread risk and other risk types. Prior periods’ credit spread risk are reported in undiversified risk.
The liquid assets held include assets that are eligible for repurchase by the Reserve Bank of Australia (over and above those required to meet the Real Time Gross Settlement obligations), certificates of deposits and bills of exchange accepted by other banks, overnight interbank loans and high quality securities. More detailed comments on the Group’s liquidity and funding risks are provided in Note 43.
Market risk in the life insurance business arises from mismatches between assets and liabilities. Guaranteed returns are offered on some classes of policy. These liabilities may not be capable of being easily hedged through matching assets. Wherever possible, the Group segregates policyholders’ funds from Shareholders’ funds and sets investment mandates that are appropriate for each.
The investment mandates for assets in policyholders’ funds attempt to match asset characteristics with the nature of policy obligations. The ability to match asset characteristics with policy obligations may be constrained by a number of factors including regulatory constraints, the lack of suitable investments as well as by the nature of the policy liabilities themselves.
A large proportion of policyholders’ assets are held for investment linked policies where the policyholder takes the risk of falls in the market value of the assets.
A smaller proportion of policyholders’ assets are held to support policies where life companies have guaranteed either the principal invested or the investment return (“guaranteed policies’”) where investment mandates for these classes of policies emphasise lower volatility assets such as cash and fixed interest. The Group no longer sells guaranteed policies. Inforce business contains guaranteed policies sold in the past and on which the Group continues to collect premiums.
Liquidity risk is not a significant issue in life insurance companies. The life insurance companies in the Group hold substantial investments in highly liquid assets such as listed shares, government bonds and bank deposits. Furthermore, processing time for claims and redemptions enables each company to forecast and manage its liquidity needs.
Commonwealth Bank of Australia Annual Report 2007     31

Integrated Risk Management
Derivatives
Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. The Group enters into derivative transactions including swaps, forward rate agreements, futures, options and combinations of these instruments. The sale of derivatives to customers as risk management products and their use for trading purposes is integral to the Group’s financial markets activities. Derivatives are also used to manage the Group’s own exposure to market risk. The Group participates in both exchange traded and Over-the-counter (“OTC”) derivatives markets.
The Group recognises all derivative financial instruments in the Balance Sheet at their fair value. Refer Note 1 (ff) to the Financial Statements for further information.
Exchange Traded Derivatives
Exchange traded derivatives are executed through a registered exchange, for example the Australian Securities Exchange. The contracts have standardised terms and require lodgement of initial and variation margins in cash or other collateral at the Exchange, which guarantees ultimate settlement.
OTC Traded Derivatives
The Group buys and sells financial instruments that are traded “over-the-counter”, rather than on recognised exchanges. The terms and conditions of these transactions are negotiated between the parties, although the majority conform to accepted market conventions. Industry standard documentation is used, most commonly in the form of a master agreement supported by individual transaction confirmations. The documentation protects the Group’s interests should the counterparty default, and provides the ability to net outstanding balances in jurisdictions where the relevant law allows.
Insurance Risk
There are two risk types that are considered to be unique to life insurance businesses. These are the risks that the incidence of mortality (death) and morbidity (illness and injury) claims are higher than assumed when pricing life insurance policies, or are greater than best estimate assumptions used to determine the fair value of the business.
Insurance risk may arise through reassessment of the incidence of claims, the trend of future claims and the effect of unforeseen diseases or epidemics. In addition, in the case of morbidity, the time to recovery may be longer than assumed. Insurance risk is controlled by ensuring underwriting standards adequately identify potential risk, retaining the right to amend premiums on risk policies where appropriate and through the use of reinsurance. The experience of the Group’s life insurance business and those of the industry as a whole are reviewed annually.
32     Commonwealth Bank of Australia Annual Report 2007

Description of Business Environment
Australia
Financial Services
Financial services providers in Australia offer a wide range of products and services to consumer and business customers, encompassing retail, business and institutional banking, funds management, superannuation, insurance, investment and stockbroking services. The domestic competitive landscape includes the four major banks, the regional banks, building societies and credit unions, foreign entrants to the Australian market, local and global investment banks and fund managers, private equity firms, insurance companies and third party distributors.
Banking
The Australian banking sector performed strongly in the 1990s and early this millennium, largely driven by strong growth in lending. More recently, however, there has been slowing credit growth and more active management of credit by consumers. Together with an increase in the activities of new entrants, this has led to intensifying competition and to downward pressure on margins.
The major banks which offer a full range of financial products and services through branch networks, call centres, the internet, ATMs and third party intermediaries across Australia, have responded to the increased competition by improving efficiency and by an increased focus on customer service, resulting in increased customer satisfaction scores across the industry.
The regional banks, whilst smaller than the majors, mostly now operate across state borders. They have experienced strong growth in targeted product segments (especially mortgages) facilitated by an increased acceptance by customers of third party brokers.
The last decade has seen a dramatic increase in the third party broking sector across a number of products, in particular mortgage lending. The increased competition amongst brokers is reducing margins which in turn is encouraging consolidation of brokers within and across products.
Funds Management
Substantial growth continues in funds management, especially within the superannuation (pension funds) segment. The recent simplification of superannuation legislation including the removal of taxes on end benefits for over 60s will support continuing growth in superannuation investment and self managed superannuation.
The ageing of the population will see an increase in the demand for income generating assets. There is also increasing demand for above market return investments which has seen an increased allocation of funds to boutiques, hedge funds, private equity players and alternative asset classes.
The corporate bond market in Australia has also benefited from the growth in funds under management with many of the major Australian corporates now directly accessing capital markets domestically and around the world.
Insurance
Recent consolidations within the Life Insurance sector are expected to continue to achieve economies of scale. Growth in the sector is expected to continue given current levels of underinsurance.
The general insurance market is mature, diversified and highly competitive. Margin pressure and other competitive activity will necessitate targeted growth strategies.
Long-term trends that impact Financial Services
Long-term trends that impact the Financial Services providers in Australia and New Zealand include: increasing consumer power as a result of electronic delivery channels; an ageing population impacting retirement savings and the provision of retirement solutions and placing pressure on labour supply; and an increased concern amongst the community relating to sustainability.
New Zealand
The Group’s activities in New Zealand are conducted through ASB Group. Through its wholly owned subsidiaries, Sovereign Group and ASB Group Investments, ASB Group also competes in the New Zealand insurance and investment market.
As in Australia, the New Zealand banking system is characterised by strong competition. New Zealand banking activities are led by four financial services groups, owned by the big four Australian major banks. In addition, there are several financial institutions operating largely in the wholesale banking sector. As in Australia, there is strong competition with non-bank financial institutions in the areas of funds management and the provision of insurance. Major trends in the New Zealand market include continued margin pressure, a slowing housing market, declining net migration and the commoditisation of retail lending.
Financial System Regulation in Australia
Australia has by international standards a high quality financial system which regulates financial products and services consistently regardless of the type of financial institutions providing them.
Since July 1998, financial services regulators in Australia have comprised five separate agencies: The Reserve Bank of Australia, the Australian Prudential Regulation Authority, the Australian Securities and Investments Commission, the Australian Competition and Consumer Commission and the Australian Transaction Reports and Analysis Centre. Each agency has system-wide responsibilities for the different objectives of government oversight of the financial system. A description of these agencies and their general responsibilities and functions is set out below.
Reserve Bank of Australia (“RBA”) is responsible for monetary policy, financial system stability and regulation of the payments system.
Commonwealth Bank of Australia Annual Report 2007     33

Description of Business Environment
The Australian Prudential Regulation Authority (“APRA”) has responsibility for the prudential supervision of banks, building societies and credit unions, life and general insurance companies, friendly societies and superannuation funds (pension funds). Unless an institution is authorised under the Banking Act 1959 or exempted by APRA, it is prohibited from engaging in the general business of deposit-taking.
The Australian Securities and Investments Commission (“ASIC”) has responsibility for regulating and enforcing Company and financial services laws to protect consumers, investors and creditors.
The Australian Competition and Consumer Commission (“ACCC”) promotes competition and fair trade to benefit consumers, business and the community through the administration of The Trade Practices Act 1974.
The Australian Transaction Reports and Analysis Centre (“AUSTRAC”) has responsibility for overseeing compliance with the Anti-Money Laundering and Counter Terrorism Financing Act.
The Corporations Act 2001 provides for a single licensing regime for sales, advice and dealings in financial products and services, consistent and comparable financial product disclosure and a single authorisation procedure for financial exchanges and clearing and settlement facilities. The current financial services regulatory framework is intended to facilitate innovation and promote business while at the same time ensuring consumer protection and market integrity.
The Federal Government passed into law in June 2004 a package of proposals (known as CLERP 9) dealing with audit regulation and corporate disclosure. CLERP 9 is designed to ensure Australia has an effective regulatory and disclosure framework that provides the structures and incentives for a fully informed market.
Supervisory Arrangements
The Bank is an Authorised Deposit-taking Institution (“ADI”) under the Banking Act and is subject to prudential regulation by APRA as a Bank.
In carrying out its prudential responsibilities, APRA closely monitors the operations of banks to ensure that they operate within the prudential framework and that sound management practices are followed.
APRA currently supervises banks by a system of off-site examination. It closely monitors the operations of banks through the collection of regular statistical returns and regular prudential consultations with each bank’s management. APRA also conducts a program of specialised on-site visits to assess the adequacy of individual banks’ systems for identifying, measuring and controlling risks associated with the conduct of these activities.
In addition, APRA has established arrangements under which each bank’s external Auditor reports to APRA regarding observance of prudential standards and other supervisory requirements.
The prudential framework applied by APRA is embodied in a series of prudential standards and other requirements including:
(i) Capital Adequacy
Under APRA capital adequacy guidelines, Australian banks are required to maintain a ratio of capital (comprising Tier One and Tier Two capital components) to risk-weighted assets of at least 8%, of which at least half must be Tier One capital. Regulatory capital requirements are measured for the Bank (“Level One”) and for the Bank together with its banking subsidiaries (“Level Two”). APRA capital requirements are generally consistent with those agreed upon by the Basel Committee on Banking Supervision. APRA has advised that a third level of capital adequacy (“Level Three”) for conglomerate groups will be implemented to coincide with Basel II. For information on the capital position of the Bank and Basel II, see Note 35 to the Financial Statements.
(ii) Funding and Liquidity
APRA exercises liquidity control by requiring each Bank to develop a liquidity management strategy that is appropriate for itself. Each policy is formally approved by APRA. A key element of the Group’s liquidity policy is the holding of high quality liquid assets to meet liquidity requirements.
The liquid assets held are assets that are available for repurchase by the RBA (over and above those required to meet the Real Time Gross Settlement (“RTGS”) obligations, AUD Certificates of Deposits/Bills of other banks and AUD overnight interbank loans) and other highly liquid market securities. More detailed comments on the Group’s liquidity and funding risks are provided in Note 43 to the Financial Statements.
(iii) Large Credit Exposures
APRA requires banks to ensure that, other than in exceptional circumstances, individual credit exposures to non-bank, non-government clients do not exceed 25% of the capital base. Exposure to ADIs is not to exceed 50% of the capital base. Prior consultation must be held with APRA if a bank intends to exceed set thresholds. For information on the Bank’s large exposures refer to Note 15 to the Financial Statements.
(iv) Ownership and Control
In pursuit of transparency and risk minimisation, the Financial Sector (Shareholding) Act 1998 embodies the principle that regulated financial institutions should maintain widespread ownership. The Act applies a common 15% shareholding limit for ADIs, insurance companies and their holding companies. The Treasurer has the power to approve acquisitions exceeding 15% where this is in the national interest, taking into account advice from the ACCC in relation to competition considerations and APRA on prudential matters. The Treasurer may also delegate approval powers to APRA where one financial institution seeks to acquire another.
34     Commonwealth Bank of Australia Annual Report 2007

Description of Business Environment
The Government’s present policy is that mergers among the four major banks will not be permitted until the Government is satisfied that competition from new and established participants in the financial industry, particularly in respect of small business lending, has increased sufficiently.
Proposals for foreign acquisition of Australian banks are subject to approval by the Treasurer under the Foreign Acquisitions and Takeovers Act 1975.
(v) Banks’ Association With Non-Banks
There are formal guidelines (including maximum exposure limits) that control investments and dealings with subsidiaries and associates. A bank’s equity associations with other institutions should normally be in the field of finance. APRA has expressed an unwillingness to allow subsidiaries of a bank to exceed a size which would endanger the stability of the parent. No bank can enter into any agreements or arrangements for the sale or disposal of its business, or effect a reconstruction or carry on business in partnership with another bank, without the consent of the Commonwealth Treasurer.
(vi) Fit & Proper and Governance
ADIs are subject to APRA’s “Fit and Proper” and “Governance” prudential standards. ADIs are required to implement a Board approved Fit and Proper policy covering minimum requirements for the fitness and proprietary of their responsible persons (directors and designated members of senior management etc). ADIs also have to comply with APRA’s Governance prudential standard which sets out requirements for Board size and composition, independence of directors and other APRA governance matters.
(vii) Supervision of Non-Bank Group Entities
The Australian life insurance company subsidiaries, general insurance company subsidiaries and the superannuation trustees of the Group also come within the supervisory review of APRA.
APRA’s prudential supervision of both life insurance and general insurance companies is exercised through the setting of minimum standards for solvency and financial strength to ensure obligations to policyholders can be met. Trustees operating APRA regulated superannuation entities are required to hold a Registrable Superannuation Entity (“RSE”) licence from APRA.
General insurance companies are subject to prudential standards including capital adequacy, liability valuation, risk management and reinsurance arrangements. Compliance with APRA regulation for general insurance companies is monitored through regular returns, lodgement of an audited annual return, and Auditor certification covering prudential matters.
The financial condition of life insurance companies is monitored through regular financial reporting, lodgement of audited accounts, the preparation of a financial conditions report (prepared by the company’s approved actuary) and supervisory inspections.
Life and general insurance companies are also subject to similar Fit & Proper and Governance requirements as those applying to ADIs.
Critical Accounting Policies and Estimates
The Notes to the Financial Statements contain a summary of the Group’s significant accounting policies. Certain of these policies are considered to be more important in the determination of the Group’s financial position and results, since they require management to make difficult, complex or subjective judgements, some of which may relate to matters that are inherently uncertain. These decisions are reviewed by a Committee of the Board.
These include judgements as to levels of provisions for impairment of loan balances, and actuarial assumptions in determining life insurance policy liabilities. An explanation of these policies and the related judgements and estimates involved is set out below.
Provisions for Impairment
Provisions for impairment are recognised where there is objective evidence of impairment, at an amount adequate to cover assessed credit related losses.
Credit losses arise primarily from loans but also from other credit instruments such as bank acceptances, financial guarantees and commitments, contingent liabilities, financial instruments and investments and assets acquired through security enforcement.
Individually Assessed Provisions
Individually assessed provisions are raised where there is objective evidence of impairment and full recovery of principal is considered doubtful.
Individually assessed provisions are made against individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more, and a loss of $10,000 or more is expected. The provisions are established based primarily on estimates of the realisable (fair) value of collateral taken and are measured as the difference between a financial asset’s carrying amount and the present value of the expected future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate. Short term balances are not discounted.
Commonwealth Bank of Australia Annual Report 2007     35

Description of Business Environment
Individually assessed provisions (in bulk) are also made against retail segments to cover facilities which are not well secured and past due 180 days or more, against the credit risk rated segment for exposures aggregating to less than $250,000 and 90 days or more past due, and against credit risks identified in specific segments in the credit risk rated portfolio. These provisions are derived primarily by reference to historical ratios of write-offs to balances in default.
Individually assessed provisions are provided for from the collective provision.
Collective Provision
All other loans and advances that do not have an individually assessed provision are assessed collectively for impairment.
The collective provision is maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the Balance Sheet date.
The evaluation process is subject to a series of estimates and judgements.
In the credit risk rated segment, the risk rating system, including the frequency of default and loss given default rates, loss history, and the size, structure and diversity of individual credits are considered. Current developments in portfolios (industry, geographic and term) are reviewed.
In the retail segment, the history of defaults and losses, and the size, structure and diversity of portfolios are considered.
In addition, management considers overall indicators of portfolio performance, quality and economic conditions. Changes in these estimates could have a direct impact on the level of provision determined.
The amount required to bring the collective provision to the level assessed is taken to profit and loss as set out in Note 14 to the Financial Statements.
Life Insurance Policyholder Liabilities
Life insurance policyholder liabilities on life insurance contracts are accounted for under AASB 1038: Life Insurance Business. A significant area of judgement is in the determination of policyholder liabilities, which involve actuarial assumptions.
All policyholder liabilities are recognised in the Balance Sheet and are measured at net present values or, if not materially different, on an accumulation basis after allowing for acquisition expenses. Policyholder liabilities on life insurance contracts are calculated in accordance with the principles of Margin on Services (“MoS”) profit reporting as set out in Actuarial Standard AS 1.04: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board.
The areas of judgement where key actuarial assumptions are made in the determination of policyholder liabilities are:
•	Business assumptions including:
—	Amount, timing and duration of claims/policy payments

—	Policy lapse rates

—	Long term maintenance expense levels;
•	Long term economic assumptions for discount and interest rates, inflation rates and market earnings rates; and

•	Selection of methodology, either projection or accumulation method. The selection of the method is generally governed by the product type.
The determination of assumptions relies on making judgements on variances from long term assumptions. Where experience differs from long term assumptions:
•	Recent results may be a statistical aberration; or

•	There may be a commencement of a new paradigm requiring a change in long term assumptions.
The Group’s actuaries arrive at conclusions regarding the statistical analysis using their experience and judgement.
Additional information on the accounting policy is set out in Note 1 (hh) Life Insurance Business, and Note 38 Life Insurance Business details the key actuarial assumptions.
36     Commonwealth Bank of Australia Annual Report 2007

Corporate Governance
Board of Directors
Charter
The role and responsibilities of the Board of Directors are set out in the Board Charter. The responsibilities include:
•	The corporate governance of the Bank, including the establishment of Committees;

•	Oversight of the business and affairs of the Bank by:
—	Establishing, with management, and approving the strategies and financial objectives;

—	Approving major corporate and capital initiatives and approving capital expenditure in excess of limits delegated to management;

—	Establishing appropriate systems of risk management; and

—	Monitoring the performance of management;
•	Approving documents (including reports and statements to Shareholders) required by the Bank’s Constitution and relevant regulation;

•	Employment of the Chief Executive Officer; and

•	Approval of the Bank’s major HR policies and overseeing the development strategies for senior and high performing executives.
The Board carries out the legal duties of its role in accordance with the Bank’s values of trust, honesty and integrity and having regard to the interests of the Bank’s customers, staff, Shareholders and the broader community in which the Bank operates.
The Board delegates to the Chief Executive Officer the authority to achieve the Bank objective of creating long term Shareholder value for its Shareholders through providing financial services to its customers and providing sustained best-in-industry performance in safety, community reputation and environmental impact.
Composition
There are currently 12 Directors of the Bank and details of their experience, qualifications, special responsibilities and attendance at meetings are set out in the Directors’ Report.
Membership of the Board and Committees is set out below:

	Board Membership	Position Title	Committee Membership
			Board Performance	People
Director (1)			& Renewal	& Remuneration	Audit	Risk

J M Schubert	Non-Executive, independent	Chairman	Chairman	Member
R J Norris	Executive	Chief Executive Officer				Member

R J Clairs	Non-Executive, independent			Chairman
C R Galbraith	Non-Executive, independent		Member		Member
S C H Kay	Non-Executive, independent			Member	Member
W G Kent (2)	Non-Executive, independent				Member	Member
F D Ryan	Non-Executive, independent				Chairman	Member
F J Swan(2)	Non-Executive, independent		Member		Member	Chairman
D Turner	Non-Executive, independent					Member
J S Hemstritch	Non-Executive, independent			Member
H H Young (3)	Non-Executive, independent					Member
J A Anderson (4)	Non-Executive, independent					Member

(1)	Mr Daniels and Ms Ward retired at the Bank’s Annual General Meeting on 3 November 2006.

(2)	Mr Kent and Mr Swan are due to retire at the Annual General Meeting to be held on 7 November 2007.

(3)	Mr Young was appointed to the Board with effect from 13 February 2007. In accordance with the Bank’s constitution and the ASX Listing Rules, he will stand for election at the Annual General Meeting to be held on 7 November 2007.

(4)	Sir John was appointed to the Board with effect from 12 March 2007. In accordance with the Bank’s Constitution and the ASX Listing Rules, he will stand for election at the Annual General Meeting to be held on 7 November 2007.
Commonwealth Bank of Australia Annual Report 2007     37

Corporate Governance
Constitution
The Constitution of the Bank specifies that:
•	The Chief Executive Officer and any other Executive Director shall not be eligible to stand for election as Chairman of the Bank;
•	The number of Directors shall not be less than nine nor more than 13 (or such lower number as the Board may from time to time determine). The Board has determined that the number of directors shall be 12; and
•	At each Annual General Meeting one third of Directors (other than the Chief Executive Officer) shall retire from office and may stand for re-election.
The Board has established a policy that, with a phasing in provision for existing Directors, the term of Directors’ appointments would be limited to 12 years (except where succession planning for Chairman and appointment of Chairman requires an extended term. On appointment, the Chairman will be expected to be available for that position for five years).
Independence
The Board regularly assesses the independence of each Director. For this purpose an independent Director is a Non-Executive Director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of unfettered and independent judgment.
In addition to being required to conduct themselves in accordance with the ethical policies of the Bank, Directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act and this disclosure extends to the interests of family companies and spouses. Directors are required to strictly adhere to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and the Bank’s policies.
Each Director may from time to time have personal dealings with the Bank. Each Director is involved with other companies or professional firms which may from time to time have dealings with the Bank. Details of offices held by Directors with other organisations are set out in the Directors’ Report and on the Bank’s website. Full details of related party dealings are set out in notes to the Financial Statements as required by law.
All the current Non-Executive Directors of the Bank have been assessed as independent Directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):
•	The specific disclosures made by each Director as referred to above;
•	Where applicable, the related party dealings referrable to each Director, noting that those dealings are not material under accounting standards;
•	That no Director is, or has been associated directly with, a substantial Shareholder of the Bank;
•	That no Non-Executive Director has ever been employed by the Bank or any of its subsidiaries;
•	That no Director is, or has been associated with a supplier, professional adviser, consultant to or customer of the Bank which is material under accounting standards; and
•	That no Non-Executive Director personally carries on any role for the Bank other than as a Director of the Bank.
The Bank does not consider that term of service on the Board is a factor affecting a Director’s ability to act in the best interests of the Bank. Independence is judged against the ability, integrity and willingness of the Director to act. The Board has established a policy limiting Directors’ tenures to ensure that skill sets remain appropriate in a dynamic industry.
Education
Directors participate in an induction program upon appointment and in a refresher program on a regular basis. The Board has established a program of continuing education to ensure that it is kept up to date with developments in the industry both locally and globally. This includes sessions with local and overseas experts in the particular fields relevant to the Bank’s operations.
Review
The Board has in place a process for annually reviewing its performance, policies and practices. These reviews seek to identify where improvements can be made and also assess the quality and effectiveness of information made available to Directors. Every two years, this process is facilitated by an external consultant, with an internal review conducted in the intervening years. The review process includes an assessment of the performance of the Board Committees and each Director.
After consideration of the results of the performance assessment, the Board will determine its endorsement of the Directors to stand for re-election at the next Annual General Meeting.
The Non-Executive Directors meet at least annually, without management, in a forum intended to allow for an open discussion on Board and management performance. This is in addition to the consideration of the Chief Executive Officer’s performance and remuneration which is conducted by the Board in the absence of the Chief Executive Officer.
38     Commonwealth Bank of Australia Annual Report 2007

Corporate Governance
Selection of Directors
The Board Performance and Renewal Committee has developed a set of criteria for Director appointments which has been adopted by the Board. The criteria are aimed at creating a Board capable of challenging, stretching and motivating management to achieve sustained outstanding Company performance in all respects. These criteria, which are reviewed annually, aim to ensure that any new appointee is able to contribute to the Board constituting a competitive advantage for the Bank and:
•	Be capable of operating as part of an exceptional team;
•	Contribute outstanding performance and exhibit impeccable values;
•	Be capable of inputting strongly to risk management, strategy and policy;
•	Provide skills and experience required currently and for the future strategy of the Bank;
•	Be excellently prepared and receive all necessary education;
•	Provide important and significant insights, input and questions to management from their experience and skill; and
•	Vigorously debate and challenge management.
The Committee regularly compares the skill base and experience of existing Directors with that required for the future strategy of the Group to enable identification of attributes required in new Directors.
An executive search firm is engaged to identify potential candidates based on the identified criteria.
Candidates for appointment as Directors are considered by the Board Performance and Renewal Committee, recommended for decision by the Board and, if appointed, stand for election, in accordance with the Constitution, at the next general meeting of Shareholders.
The Bank has adopted a policy whereby, on appointment, a letter is provided from the Chairman to the new Director setting out the terms of appointment and relevant Board policies including time commitment, code of ethics and continuing education. All current Directors have been provided with a letter confirming the terms of their appointment. A copy of the form of letter of appointment appears on the Bank’s website.
Policies
Board policies relevant to the composition and functions of Directors include:
•	The Board will consist of a majority of independent Non-Executive Directors and the membership of the Board Performance and Renewal, People & Remuneration and Audit Committees should consist solely of independent Non-Executive Directors. The Risk Committee should consist of a majority of independent Non-Executive Directors;
•	The Chairman will be an independent Non-Executive Director. The Audit Committee will be chaired by an independent Non-Executive Director other than the Board Chairman;
•	The Board will generally meet regularly with an agenda designed to provide adequate information about the affairs of the Bank, allow the Board to guide and monitor management and assist in involvement in discussions and decisions on strategy. Matters having strategic implications are given priority on the agenda for regular Board meetings. In addition, ongoing strategy is the major focus of at least two of the Board meetings annually;
•	The Board has an agreed policy on the basis on which Directors are entitled to obtain access to Company documents and information and to meet with management; and
•	The Bank has in place a procedure whereby, after appropriate consultation, Directors are entitled to seek independent professional advice, at the expense of the Bank, to assist them to carry out their duties as Directors. The policy of the Bank provides that any such advice is generally made available to all Directors.
Ethical Standards
Conflicts of Interest
In accordance with the Constitution and the Corporations Act 2001, Directors are required to disclose to the Board any material contract in which they may have an interest. In compliance with section 195 of the Corporations Act 2001 any Director with a material personal interest in a matter being considered by the Board will not be present when the matter is being considered and will not vote on the matter. In addition, any Director who has a conflict of interest in connection with any matter being considered by the Board or a Committee does not receive a copy of any paper dealing with the matter.
Share Trading
The restrictions imposed by law on dealings by Directors in the securities of the Bank have been supplemented by the Board of Directors adopting guidelines which further limit any such dealings by Directors, their spouses, any dependent child, family Company or family trust.
Commonwealth Bank of Australia Annual Report 2007     39

Corporate Governance
The guidelines provide, that in addition to the requirement that Directors not deal in the securities of the Bank or any related Company when they have or may be perceived as having relevant unpublished price-sensitive information, Directors are only permitted to deal within certain periods. These periods include between three and 30 days after the announcement of half yearly and final results and from the date of the Annual General Meeting until 14 days after the Annual General Meeting. Further, the guidelines require that Directors not deal on the basis of considerations of a short term nature or to the extent of trading in those securities. Similar restrictions apply to executives of the Bank.
In addition, Bank policy prohibits:
•	For Directors and executives who report to the Chief Executive Officer, any hedging of publicly disclosed shareholding positions; and
•	For executives, any trading (including hedging) in positions prior to vesting of shares or options.
Remuneration Arrangements
Details of the governance arrangements and policies relevant to remuneration are set out in the Directors’ Report — Remuneration Report.
Audit Arrangements
Audit Committee
The Charter of the Audit Committee incorporates a number of policies and practices to ensure that the Committee is independent and effective. Among these are:
•	The Audit Committee consists entirely of independent Non-Executive Directors, all of whom are financially literate and at least one has expertise in financial accounting and reporting. The Chairman of the Risk Committee is also a member of the Audit Committee. The Chairman of the Bank is not permitted to be the Chairman of the Audit Committee;
•	At least twice a year the Audit Committee meets the external Auditors and the chief internal audit executive and also separately with the external Auditors independently of management;
•	The Audit Committee is responsible for nominating the external Auditor to the Board for appointment by Shareholders. The Audit Committee approves the terms of the contract with the external Auditor, agrees the annual audit plan and approves payments to the Auditor;
•	The Audit Committee discusses and receives assurances from the external Auditors on the quality of the Bank’s systems, its accounting processes and its financial results. It also receives a report from the Auditors on any significant matters raised by the Auditors with management;
•	All material accounting matters requiring exercise of judgement by management are specifically reviewed by the Audit Committee and reported on by the Committee to the Board; and
•	Certified assurances are received by the Audit Committee and the Board that the Auditors meet the independence requirements as recommended by the Corporations Act and the Securities and Exchange Commission (“SEC”) of the USA.
In carrying out these functions, the Committee:
•	Reviews the Financial Statements and reports of the Group;
•	Reviews accounting policies to ensure compliance with current laws, relevant regulations and accounting standards;
•	Conducts any investigations relating to financial matters, records, accounts and reports which it considers appropriate; and
•	Reviews all material matters requiring exercise of judgment by management and reports those matters to the Board.
The Committee regularly considers, in the absence of management and the external Auditor, the quality of the information received by the Committee and, in considering the Financial Statements, discusses with management and the external Auditor:
•	The Financial Statements and their conformity with accounting standards, other mandatory reporting and statutory requirements; and
•	The quality of the accounting policies applied and any other significant judgments made.
The external audit partner attends meetings of the Audit Committee by invitation and attends the Board meetings when the annual and half yearly accounts are approved and signed.
The Committee, at least annually, meets separately with each of the chief internal audit executive and the external Auditor, without management, as part of the process of ensuring independence of the audit functions.
The Board has determined that Fergus Ryan is an “audit committee financial expert” within the meaning of that term as described in the SEC rules. Although the Board has determined that this individual has the requisite attributes defined under the rules of the SEC, his responsibilities are the same as those of the other Audit Committee members. He is not an Auditor, does not perform “field work” and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The Board has also determined that Fergus Ryan is independent within the meaning of the definition of audit committee member independence used by the New York Stock Exchange.
The Audit Committee is responsible for oversight of management in the preparation of the Bank’s Financial Statements and financial disclosures. The Audit Committee relies on the information provided by management and the external auditor. The Audit Committee does not have the duty to plan or conduct audits to determine whether the Bank’s Financial Statements and disclosures are complete and accurate.
40     Commonwealth Bank of Australia Annual Report 2007

Corporate Governance
Non-Audit Services
The Board has in place an Independent Auditor Services Policy which only permits the Independent Auditor to carry out audit services which are required by statute and related services which are an extension of, or an adjunct to, those audit services. All other non-audit services are prohibited unless the Audit Committee determines otherwise in any particular case. The objective of this policy is to avoid prejudicing the independence of the Auditors.
The policy also ensures that the Auditors do not:
•	Assume the role of management or act as an employee;
•	Become an advocate for the Bank;
•	Audit their own work;
•	Create a mutual or conflicting interest between the Auditor and the Bank;
•	Require an indemnification from the Bank to the Auditor;
•	Seek contingency fees; nor
•	Have a direct financial or business interest or a material indirect financial or business interest in the Bank or any of its affiliates, or an employment relationship with the Bank or any of its affiliates.
Under the policy, the Auditor shall not provide the following services:
•	Bookkeeping or services relating to accounting records or Financial Statements of the Bank;
•	Financial information systems design and implementation;
•	Appraisal or valuation services and fairness opinions;
•	Actuarial services;
•	Internal audit outsourcing services;
•	Management functions, including acting as an employee;
•	Human resources;
•	Broker-dealer, investment adviser or investment banking services;
•	Legal services; or
•	Expert services unrelated to the audit.
In general terms, the permitted services are:
•	Audit services to the Bank or an affiliate;
•	Related services connected with the lodgement of statements or documents with the ASX, ASIC, APRA, SEC or other regulatory or supervisory bodies;
•	Services reasonably related to the performance of the audit services;
•	Agreed-upon procedures or comfort letters provided by the Auditor to third parties in connection with the Bank’s financing or related activities; and
•	Other services pre-approved by the Audit Committee.
Auditor
Ernst & Young was appointed as the Auditor of the Bank at the 1996 Annual General Meeting. On 12 December 2006, the Board agreed to recommend to the 2007 Annual General Meeting, the appointment of PricewaterhouseCoopers as Auditor, effective from the beginning of the 2008 financial year.
The audit partner from Ernst & Young will attend the 2007 Annual General Meeting of the Bank and will be available to respond to Shareholder audit related questions.
The Bank currently requires that the partner managing the audit for the external Auditor be changed within a period of five years.
The Chief Executive Officer is authorised to appoint and remove the chief internal audit executive only after consultation with the Audit Committee.
Due to SEC rules that apply to various activities that the Group continues to undertake in the United States, notwithstanding the Bank’s De-registration under the Exchange Act (see “US Sarbanes Oxley Act” below), the Group and its Auditor must continue to comply with U.S. Auditor independence requirements. The SEC requested several years ago that the Bank produce documents and information relating to all services provided by the Bank’s external Auditors, Ernst & Young, since July 1, 2000, that may impact on the independence of the external Auditors under U.S. rules. The Bank understands that the SEC has made similar requests to certain other Australian companies registered with the SEC and their accounting firms.
The Bank has produced the documents and information requested, as well as documents and information regarding certain relationships that Ernst & Young professionals had with the Bank. Certain of the services and relationships that are the subject of such documents and information were or may be impermissible under SEC rules relating to Auditor independence.
If the SEC determines that the above matters or any other services provided by Ernst & Young to the Commonwealth Bank Group did not comply with applicable rules, the SEC may impose or negotiate a broad range of possible sanctions. Although the Bank cannot predict the nature of any future action by the SEC, based on information currently available to the Bank, the Bank does not believe the outcome of the SEC’s inquiry will have a material adverse financial effect on the Commonwealth Bank Group.
Commonwealth Bank of Australia Annual Report 2007     41

Corporate Governance
Risk Management
Risk Committee
The Risk Committee oversees credit, market, and operational risks assumed by the Group in the course of carrying on its business.
The Committee considers the Group’s credit policies and ensures that management maintains a set of credit underwriting standards designed to achieve portfolio outcomes consistent with the Group’s risk/return expectations. In addition, the Committee reviews the Group’s credit portfolios and recommendations by management for provisioning for Loan Impairment.
The Committee approves risk management policies and procedures for market, funding and liquidity risks incurred or likely to be incurred in the Group’s business. The Committee reviews progress in implementing management procedures and identifying new areas of exposure relating to market, funding and liquidity risk.
In addition, the Committee ratifies the Group’s operational risk policies for approval by the Board and reviews and informs the Board of the measurement and management of operational risk. Operational risk is a basic line management responsibility within the Group consistent with the policies established by the Committee. A range of insurance policies maintained by the Group mitigates some operational risks.
The Committee meets, at least annually, with the Chief Risk Officer, in the absence of other management to allow the Committee to form a view on the independence of the function.
Framework
The Bank has in place an integrated risk management framework to identify, assess, manage and report risks and risk adjusted returns on a consistent and reliable basis.
A full description of the functions of the framework and the nature of the risks is set out in the section of the Annual Report entitled Integrated Risk Management and in Notes 15 and 43 to the Financial Statements.
Board Performance and Renewal Committee
The Board Performance and Renewal Committee of the Board critically reviews, at least annually, the corporate governance procedures of the Bank and the composition and effectiveness of the Commonwealth Bank of Australia Board and the Boards of the major wholly owned subsidiaries. The policy of the Board is that the Committee shall consist solely of independent Non-Executive Directors. The Chief Executive Officer attends the meeting by invitation.
In addition to its role in proposing candidates for Director appointment for consideration by the Board, the Committee reviews fees payable to Non-Executive Directors and reviews, and advises the Board in relation to Chief Executive Officer succession planning.
Continuous Disclosure
The Corporations Act 2001 and the ASX Listing Rules require that a Company discloses to the market matters which could be expected to have a material effect on the price or value of the Company’s securities. The Group’s “Guidelines for Communication between the Bank and Shareholders” sets out the processes to ensure that Shareholders and the market are provided with full and timely information about the Group’s activities in compliance with continuous disclosure requirements. Management procedures are in place throughout the Commonwealth Bank Group to ensure that all material matters which may potentially require disclosure are promptly reported to the Chief Executive Officer, through established reporting lines, or as a part of the deliberations of the Group’s Executive Committee. Matters reported are assessed and, where required by the Listing Rules, advised to the market. A Disclosure Committee has been formed to provide advice on the requirements for disclosure of information to the market. The Company Secretary is responsible for communications with the ASX and for ensuring that such information is not released to any person until the ASX has confirmed its release to the market.
42     Commonwealth Bank of Australia Annual Report 2007

Corporate Governance
Ethical Policies
Values Statement
The Group demands the highest standards of honesty and loyalty from all its people and strong governance within the Group.
Our values statement – “trust, honesty and integrity” — reflects this standard.
Statement of Professional Practice
The Bank has adopted a code of ethics, known as a Statement of Professional Practice, which sets standards of behaviour required of all employees and directors including:
•	To act properly and efficiently in pursuing the objectives of the Bank;
•	To avoid situations which may give rise to a conflict of interest;
•	To know and adhere to the Bank’s Equal Employment Opportunity policy and programs;
•	To maintain confidentiality in the affairs of the Group and its customers; and
•	To be absolutely honest in all professional activities.
These standards are regularly communicated to staff. In addition, the Group has established insider trading guidelines for staff to ensure that unpublished price-sensitive information about the Bank or any other Company is not used in an illegal manner.
Our People
The Group is committed to providing fair, safe, challenging and rewarding work, recognising the importance of attracting and retaining high quality staff and consequently, being in a position to excel in customer service.
There are various policies and systems in place to enable achievement of these goals, including:
•	Fair Treatment Review;
•	Equal Employment Opportunity;
•	Occupational Health and Safety;
•	Recruitment and selection;
•	Performance management;
•	Talent management and succession planning;
•	Remuneration and recognition;
•	Employee share plans; and
•	Supporting Professional Development.
Behaviour Issues
The Group is strongly committed to maintaining an ethical workplace, complying with legal and ethical responsibilities. Policy requires staff to report fraud, corrupt conduct, mal-administration or serious and substantial waste by others. A system has been established which allows staff to remain anonymous, if they wish, for reporting of these matters.
The policy has been extended to include reporting of auditing and accounting issues, which will be reported to the Chief Compliance Officer by the Chief Security Officer, who administers the reporting and investigation system. The Chief Security Officer reports any such matters to the Audit Committee, noting the status of resolution and actions to be taken.
Governance Philosophy
The Board has consistently placed great importance on the governance of the Bank, which it believes is vital to the well-being of the corporation. The Bank has adopted a comprehensive framework of Corporate Governance Guidelines which are designed to properly balance performance and conformance and thereby allow the Bank to undertake, in an effective manner, the prudent risk-taking activities which are the basis of its business. The Guidelines and the practices of the Bank comply with all the current best practice recommendations set by the ASX Corporate Governance Council.
US Sarbanes Oxley Act
Previously the Group complied with a number of the provisions of the Sarbanes-Oxley Act of 2002 (“SOX Act”), because it was an SEC Registrant under the Securities Exchange Act of 1934 (“Exchange Act”). The Group announced to the Australian Stock Exchange on 4 June 2007 that it had decided to terminate the registration of its ordinary shares under section 12(g) and its reporting obligations under section 15(d) of the Exchange Act (“De-registration”). The decision to seek De-registration was based on the Group concluding that it had access to ample sources of external liquidity which did not depend on markets requiring SEC registration, and that the costs associated with complying with the complex and prescriptive US regulation as a consequence of that registration outweighed any benefits to the Group.
The Group continues to maintain much of the controls framework established to comply with the SOX Act. Specifically, the framework allows the Group to monitor and evaluate the design and effectiveness of internal controls over financial reporting that are in place to ensure that all material information is duly disclosed in this report. However, because of De-registration, the Bank’s external Auditor will not be required to issue attestation reports regarding the Bank’s internal controls over financial reporting. Therefore, there can be no independent assurance regarding the effectiveness of those controls.
Commonwealth Bank of Australia Annual Report 2007     43

Directors’ Report
The Directors of the Commonwealth Bank of Australia submit their report, together with the financial report of the Commonwealth Bank of Australia (“the ‘Bank”) and of the Group, being the Bank and its controlled entities, for the year ended 30 June 2007.
The names of the Directors holding office during the financial year are set out below together with details of Directors’ experience, qualifications, special responsibilities and organisations in which each of the Directors has declared an interest.
John M Schubert, Chairman
Dr Schubert has been a member of the Board since 1991 and Chairman since November 2004. He is Chairman of the Board Performance & Renewal Committee and a member of the People & Remuneration Committee. He was a member of the Risk Committee until 30 April 2006. He holds a Bachelor’s Degree and PhD in Chemical Engineering and has executive experience in the petroleum, mining and building materials industries. Dr Schubert is the former Managing Director and Chief Executive Officer of Pioneer International Limited and the former Chairman and Managing Director of Esso Australia Ltd.
Chairman: G2 Therapies Limited, Great Barrier Reef Foundation.
Director: BHP Billiton Limited, BHP Billiton Plc and Qantas Airways Limited.
Other Interests: Academy of Technological Science and Engineering (Fellow), Institute of Engineers (Fellow) and Honorary Member & Past President, Business Council of Australia.
Dr Schubert is a resident of New South Wales. Age 64.
Ralph J Norris, DCNZM, Managing Director and Chief Executive Officer
Mr Norris was appointed as Managing Director and Chief Executive Officer with effect from September 2005. Mr Norris had been Chief Executive Officer and Managing Director of Air New Zealand since 2002 and had been a Director of that Company since 1998. He retired from that Board in 2005 to take up his position with the Bank. He is a member of the Risk Committee.
Prior to his appointment at Air New Zealand, Mr Norris had a 30 year career in Banking. He was Chief Executive Officer of ASB Bank Limited from 1991 until 2001 and Head of International Financial Services from 1999 until 2001.
In 2005, Mr Norris retired from the Board of Fletcher Building Limited where he had been a Director since 2001.
Other Interests: New Zealand Institute of Management (Fellow) and New Zealand Computer Society (Fellow).
Mr Norris is a resident of New South Wales. Age 58.
Reg J Clairs, AO
Mr Clairs has been a member of the Board since 1999 and is Chairman of the People & Remuneration Committee. As the former Chief Executive Officer of Woolworths Limited, he had 33 years experience in retailing, branding and customer service.
Chairman: The Cellnet Group
Director: David Jones Limited
Other Interests: Australian Institute of Company Directors (Member).
Mr Clairs is a resident of Queensland. Age 69.
Colin R Galbraith, AM
Mr Galbraith has been a member of the Board since 2000 and is a member of the Audit Committee and Board Performance & Renewal Committee. He is a special advisor for Gresham Partners Limited.
Chairman: BHP Billiton Community Trust.
Director: OneSteel Limited and Australian Institute of Company Directors.
Other Interests: CARE Australia (Director) and Royal Melbourne Hospital Neuroscience Foundation (Trustee).
Mr Galbraith is a resident of Victoria. Age 59.
S Carolyn H Kay
Ms Kay has been a member of the Board since 2003 and is also a member of the People & Remuneration and Audit Committees. She holds Bachelor Degrees in Law and Arts and a Graduate Diploma in Management. She has extensive experience in international finance. She was a senior executive at Morgan Stanley in London and Melbourne for 10 years and prior to that she worked in international Banking and finance both as a lawyer and Banker in London, New York and Melbourne.
Director: Brambles Industries Limited and Starlight Foundation.
Other Interests: Australian Institute of Company Directors (Fellow) and Allens Arthur Robinson (External Member of the Board).
Ms Kay is a resident of New South Wales. Age 45.
Warwick G Kent, AO
Mr Kent has been a member of the Board since 2000 and is a member of the Audit and Risk Committees. He was previously a Director of Colonial Limited, appointed in 1998. He was Managing Director and Chief Executive Officer of BankWest until his retirement in 1997. Prior to joining BankWest, Mr Kent had a long and distinguished career with Westpac Banking Corporation.
Other Interests: Walter and Eliza Hall Trust (Trustee), Australian Institute of Company Directors (Fellow), Australian Society of CPAs (Fellow), Finsia (Senior Fellow) and the Chartered Institute of Company Secretaries (Fellow).
Mr Kent is a resident of Western Australia. Age 71.
Fergus D Ryan
Mr Ryan has been a member of the Board since 2000 and is Chairman of the Audit Committee and a member of the Risk Committee. He has extensive experience in accounting, audit, finance and risk management. He was a senior partner of Arthur Andersen until his retirement in 1999 after 33 years with that firm including five years as Managing Partner Australasia. Until 2002, he was Strategic Investment Co-ordinator and Major Projects Facilitator for the Commonwealth Government.
Member: Prime Minister’s Community Business Partnership and Chairman of the Partnership Sub Committee on Corporate Social Responsibility.
Director: Australian Foundation Investment Company Limited, Clayton Utz, National Australia Day Council and Deputy Chairman for National Library of Australia.
Other Interests: Committee for Melbourne (Counsellor) and Pacific Institute (Patron).
Mr Ryan is a resident of Victoria. Age 64.
44     Commonwealth Bank of Australia Annual Report 2007

Directors’ Report
Frank J Swan
Mr Swan has been a member of the Board since 1997 and is Chairman of the Risk Committee and a member of the Audit Committee and Board Performance and Renewal Committee. He holds a Bachelor of Science degree and has twenty three years senior management experience in the food and beverage industries.
Chairman: Foster’s Group Limited and Centacare Catholic Family Services.
Other Interests: Institute of Directors (Fellow), Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).
Mr Swan is a resident of Victoria. Age 66.
David J Turner
Mr Turner was appointed to the Board in August 2006 and is a member of the Risk Committee.
Until his retirement on 30 June 2007, Mr Turner was CEO of Brambles. He occupied that role since October 2003. He joined Brambles as Chief Financial Officer in 2001 having previously been Finance Director of GKN plc. Mr Turner has also served as a member of the Board of Whitbread plc and as Chairman of its Audit Committee from 2000 until 2006. He is a Fellow of The Institute of Chartered Accountants in England and Wales and has wide experience in finance, international business and governance.
Director: Brambles Limited
Mr Turner is a resident of New South Wales. Age 62.
Jane S Hemstritch
Ms Hemstritch was appointed to the Board effective 9 October 2006 and is a member of the People & Remuneration Committee.
Ms Hemstritch was Managing Director — Asia Pacific, Accenture Limited from 2004 until her retirement in February 2007. In this role, she was a member of Accenture’s global executive leadership team and oversaw the management of Accenture’s business portfolio in Asia Pacific. She holds a Bachelor of Science Degree in Biochemistry and Physiology and has professional expertise in technology, communications, change management and accounting. She also has experience across the financial services, telecommunications, government, energy and manufacturing sectors and in business expansion in Asia.
Director: The Global Foundation
Other Interests: Institute of Chartered Accountants in Australia (Fellow), Institute of Chartered Accountants in England and Wales (Fellow), Chief Executive Women Inc. (Member) and Council of Governing Members of The Smith Family.
Ms Hemstritch is a resident of Victoria. Age 54.
Harrison H Young
Mr Young joined the Board on 13 February 2007. He is a member of the Risk Committee. At the time of appointment to the Board, Mr Young retired as Chairman of Morgan Stanley Australia, a position he had held since 2003. In an investment banking career of more than thirty years, he did business in twenty countries and advised eight foreign governments. From 1997 to 2003 he was a Managing Director and Vice Chairman of Morgan Stanley Asia. Prior to that he spent two years in Beijing as Chief Executive of China International Capital Corporation. From 1991 to 1994 he was a senior officer of the Federal Deposit Insurance Corporation in Washington.
Chairman: Asia Society AustralAsia Centre
Director: Florey Neuroscience Institutes and Financial Services Volunteer Corps in New York
Mr Young is a resident of Victoria. Age 62.
Sir John A Anderson, KBE
Sir John joined the Board on 12 March 2007. He is a member of the Risk Committee. Sir John is a highly respected business and community leader, having held many senior positions in New Zealand finance including Chief Executive and Director of ANZ National Bank Limited from 2003 to 2005 and the National Bank of New Zealand Limited from 1989 to 2003.
In 1994, Sir John was awarded Knight Commander of the Civil Division of the Order of the British Empire, and in 2005 received the inaugural Blake Medal for “Outstanding Leadership Contributions to New Zealand”.
Chairman: Television New Zealand Limited and New Zealand Cricket Inc.
Director: International Cricket Council
Other Interests: Institute of Financial Professionals New Zealand (Fellow), Institute of Directors (Fellow), New Zealand Society of Accountants (Fellow) and Australian Institute Banking and Finance (Life Member).
Sir John is a resident of Wellington, New Zealand. Age 61.
A B (Tony) Daniels, OAM, retired 3 November 2006
Mr Daniels was a member of the Board from 2000 until his retirement in November 2006. He was also a member of the People & Remuneration and Risk Committees. He has extensive experience in manufacturing and distribution, being Managing Director of Tubemakers of Australia for eight years to 1995, during a long career with that Company. In addition to serving as a Director of various public companies, he has also worked with government in superannuation, competition policy and export facilitation.
Director: O’Connell St Associates.
Other Interests: Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).
Mr Daniels is a resident of New South Wales. Age 72.
Barbara K Ward, retired 3 November 2006
Ms Ward was a member of the Board from 1994 until her retirement in November 2006. She was also a member of the Audit and Risk Committees. She holds Bachelor of Economics and Master of Political Economy degrees and has experience in policy development and public administration as a senior ministerial adviser and experience in the transport and aviation industries, most recently as Chief Executive of Ansett Worldwide Aviation Services.
Chairperson: Country Energy.
Director: Lion Nathan Limited, Allco Finance Group Limited, Multiplex Limited and Multiplex Funds Management Limited.
Other Interests: Sydney Opera House Trust (Trustee) and Australian Institute of Company Directors (Member).
Ms Ward is a resident of New South Wales. Age 53.
Commonwealth Bank of Australia Annual Report 2007     45

Directors’ Report
Other Directorships
The Directors held directorships on other listed companies within the last three years as follows:

Date of Ceasing
Director	Company	Date Appointed	(if applicable)
J M Schubert	BHP Biliton Limited	01/06/2000
	BHP Biliton Plc	29/06/2001
	Qantas Limited	23/10/2000
	Worley Group Limited	28/11/2002	28/02/2005

R J Norris	Air New Zealand Limited	18/02/2002	30/08/2005
	Fletcher Building Limited	17/04/2001	09/08/2005

R J Clairs	David Jones Limited	22/02/1999
	Cellnet Group Limited	01/07/2004

A B Daniels	AGL Energy Limited	04/08/1999	18/10/2005

C R Galbraith	OneSteel Limited	25/10/2000
	GasNet Australia Group	17/12/2001	10/11/2006

S C H Kay	Brambles Industries Limited	01/06/2006
	Symbion Health Limited	28/09/2001	02/03/2007

W G Kent	West Australian Newspaper Holdings Limited	02/02/1998	01/11/2006
	Coventry Group Limited	01/07/2001	06/11/2006
	Perpetual Trustees Australia Limited (Group)	01/05/1998	31/07/2005

F D Ryan	Australian Foundation Investment Company Limited	08/08/2001

F J Swan	Foster’s Group Limited	26/08/1996
	National Foods Limited	11/03/1997	30/06/2005
	Southcorp Limited	26/05/2005	29/07/2005

D J Turner	Brambles Limited	21/03/2006

B K Ward	Lion Nathan Limited	20/02/2003
	Multiplex Group	26/10/2003
	Allco Finance Group Limited	29/04/2005
Directors’ Meetings
The number of Directors’ meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Commonwealth Bank of Australia during the financial year were:

	No. of Meetings	No. of Meetings
Director	Held (1)	Attended (2)
J M Schubert	12	12
R J Norris	12	12
R J Clairs	12	12
C R Galbraith	12	12
S C H Kay	12	12
W G Kent	12	12
F D Ryan	12	11
F J Swan	12	11
D J Turner	12	12
J S Hemstritch	8	8
H H Young	4	4
J A Anderson	3	3
A B Daniels	6	6
B K Ward	6	6

(1)	The number of meetings held during the time the Director was a member of the Board.

(2)	Ms Hemstritch was appointed effective 9 October 2006. Mr Young was appointed effective 13 February 2007. Sir John was appointed effective 12 March 2007. Mr Daniels and Ms Ward retired 3 November 2006.
46       Commonwealth Bank of Australia Annual Report 2007

Directors’ Report

Committee Meetings

					People & Remuneration
	Risk Committee		Audit Committee		Committee
	No. of Meetings	No. of Meetings	No. of Meetings	No. of Meetings	No. of Meetings	No. of Meetings
Director	Held (1)	Attended	Held (1)	Attended	Held (1)	Attended
J M Schubert	6	6			8	8
R J Norris	7	7
R J Clairs	2	2			8	8
C R Galbraith	2	2	8	8
S C H Kay	2	2	5	5	8	8
W G Kent	7	7	8	8
F D Ryan	7	7	8	8
F J Swan	7	7	5	5
D J Turner	7	7
J S Hemstritch	1	1			5	5
H H Young	2	2
J A Anderson	2	2
A B Daniels	2	2			3	3
B K Ward	2	2	3	3

	Board Performance & Renewal
	Committee
	No. of Meetings	No. of Meetings
Director	Held (1)	Attended
J M Schubert	8	8
C R Galbraith	8	8
F J Swan	8	8

(1)	The number of meetings held during the time the Director was a member of the relevant committee.
Principal Activities
The Commonwealth Bank Group is one of Australia’s leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Commonwealth Bank Group during the financial year were:
(i) Banking
The Group provides a full range of retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts, and demand and term deposits. The Group has leading domestic market shares in home loans, credit cards, retail deposits and discount stockbroking, and is one of Australia’s largest issuers of personal loans. The Group also offers a full range of commercial products including business loans, equipment and trade finance, and rural and Agribusiness products. For corporate and institutional clients, the Group offers a broad range of structured finance, equities and advisory solutions, financial markets and equity markets solutions, transactions banking, and merchant acquiring.
The Group has full service banking operations in New Zealand, Fiji and Indonesia.
The Group also has wholesale banking operations in London, New York, Hong Kong, Singapore, Indonesia, regions of China, Tokyo and Malta.
(ii) Funds Management
The Group is Australia’s largest funds manager and largest retail funds manager in terms of its total value of Funds Under Administration, and is Australia’s largest manager in retail superannuation pensions and annuities by Funds Under Management. The Group’s funds management business is managed as part of the Wealth Management division.
This business manages a wide range of wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and International shares, property, fixed interest and cash.
The Group also has funds management businesses in New Zealand, the UK and Asia.
(iii) Insurance
The Group provides term life insurance, investment contracts, annuities, master trusts, investment products and household general insurance.
The Group is Australia’s largest insurer based on life insurance assets held.
Life insurance operations are also conducted in New Zealand, where the Group has the leading market share, and throughout Asia and the Pacific.
There have been no significant changes in the nature of the principal activities of the Group during the financial year.
Consolidated Profit
Consolidated net profit after income tax and minority interests for the financial year ended 30 June 2007 was $4,470 million (2006: $3,928 million).
The net operating profit for the year ended 30 June 2007 after tax, and before defined benefit superannuation plan adjustment, treasury shares valuation adjustment, one-off AIFRS mismatches and Shareholder investment returns was $4,508 million. This is an increase of $666 million or 17% over the year ended 30 June 2006.
The principal contributing factors to the profit increase were strong growth in banking income following growth in average lending assets. Funds management and insurance income growth was strongly supported by solid growth in both Funds Under Administration and inforce premiums.
Commonwealth Bank of Australia Annual Report 2007      47

Directors’ Report
Operating expense growth was 7%, driven by salary increases, the commencement of spend on a number of strategic initiatives and ongoing compliance expenditure, partly offset by the realisation of expense savings.
Dividends
The Directors have declared a fully franked (at 30%) final dividend of 149 cents per share amounting to $1,939 million. The dividend will be payable on 5 October 2007 to Shareholders on the register at 5pm on 24 August 2007. Dividends paid in the year to 30 June 2007 were as follows:
•	As declared in the 30 June 2006 Annual Report, a fully franked final dividend of 130 cents per share amounting to $1,668 million was paid on 5 October 2006. The payment comprised cash disbursements of $1,368 million with $300 million being reinvested by participants through the Dividend Reinvestment Plan; and
•	In respect of the year to 30 June 2007, a fully franked interim dividend of 107 cents per share amounting to $1,380 million was paid on 5 April 2007. The payment comprised cash disbursements of $862 million with $518 million being reinvested by participants through the Dividend Reinvestment Plan.
Review of Operations
An analysis of operations for the financial year is set out in the Highlights section in pages 6 to 9 and in the sections for Banking, Funds Management and Insurance on pages 10 to 13, 20 to 21 and 24 to 25. A review of the financial condition of the Bank is set out in the Highlights on page 6.
Changes in State of Affairs
During the year, the Group continued to make significant progress in implementing a number of strategic initiatives.
The initiatives are designed to ensure a better service outcome for the Group’s customers.
Progress within the major initiatives included the following:
•	The continued utilisation of CommSee, the Group’s market-leading customer information and management system, as a central element of sales and service processes;
•	The continued revitalisation of the branch network, including the refurbishment of existing sites, the opening of six new branches and the introduction of extended Saturday trading at 65 of the busiest branches;
•	Improvements to the product range as illustrated by the awarding of five star ratings* to many of the Bank’s deposit accounts and credit card products; (*Source: Cannex)
•	Opening of eight new Business Banking Centres and recruitment of 72 new sales people in the first year of a three year expansion program, targeting 25 new sites and 270 new sales people in total by the end of the third year;
•	Launch of 24 hour, 7 days per week, 365 days per year remote customer service centre for local business customers supported by a new team of 78 Local Business Banking Associates. Local Business Banking Online was also launched, providing new ways for our customers to interact with us and with each other; and
•	Introduction of 130 Branch Insurance Representatives as part of the cross-sell initiative positively impacting on General Insurance sales (30% increase in new business sales).
There were no significant changes in the state of affairs of the Group during the financial year.
Events Subsequent to Balance Date
On 1 June 2007, the Bank announced an offer of Perpetual Exchangeable Resalable Listed Securities (PERLS IV). The offer raised $1,465 million in July 2007. The issue of PERLS IV forms part of the Bank’s capital management strategy, structured to meet APRA’s new regulatory capital requirements for Non-Innovative Residual Tier One Capital, effective January 2008. At 30 June 2007 this would increase Tier 1 to 7.72% and and Total Capital to 10.35%.
On 1 August 2007, the Bank announced that it had made a $373 million takeover bid via scheme of arrangement for the broking and wealth management company IWL Limited for $6.57 per share. Should this acquisition proceed, this would result in a deduction against Tier One, Total Capital and ACE for intangibles and goodwill created from acquisition. Given the Bank’s strong level of capitalisation, it is expected this will have a minimal impact.
The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.
Business Strategies and Future Developments
Accommodation Strategy
On 12 July 2006 the Bank announced its strategy to relocate approximately 5,000 staff from the Sydney Central Business District (CBD) to Sydney Olympic Park or Parramatta by 2009-2010. This would result in rationalisation of the existing Sydney CBD property space.
In July 2007 the Group reassessed its plans and it is currently intended that only approximately 3,500 staff will relocate, with an additional 2,500 staff to be situated in the Sydney CBD. A number of relocations have already taken place within Sydney CBD premises. These have not had a material financial impact on the Group’s results.
In the majority of cases the relocations are in line with the Bank’s lease expiry profile. Where lease expiries occur beyond the relocation dates, opportunities will be taken to sub-let the space. At this stage, it is not anticipated that future relocations will have a material financial impact on the Bank’s results
Business Strategies
Business strategies, prospects and future developments, which may affect the operations of the Group in subsequent financial years, are referred to in the Chief Executive Officer’s Statement on page 4. In the opinion of the Directors, disclosure of any further information on likely developments in operations would be unreasonably prejudicial to the interests of the Group.
Environmental Regulation
The Energy Efficiency Opportunities Act 2006 (EEO) which aims to promote energy efficiencies by business, commenced on 1 July 2006.
The Group, including several Colonial First State managed funds, is required to comply with the EEO, and has registered with the Federal Government for this purpose.
The EEO requires the Group to lodge a 5 year energy efficiency assessment plan by 31 December 2007, and to report to the Government and publicly by 31 December 2008, and each subsequent year, on assessments carried out under the plan.
48       Commonwealth Bank of Australia Annual Report 2007

Directors’ Report
The Group does not anticipate any obstacles in complying with the legislation. Considerable energy efficiency work has already been undertaken, including the metering of energy use across the Group during the last five years.
The Group is not subject to any other particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory, but can incur environmental liabilities as a lender. The Group has developed credit policies to ensure this is managed appropriately.
Directors’ Shareholdings
Particulars of shares held by Directors in the Commonwealth Bank or in a related body corporate are set out in the Remuneration Report within this report.
Options
An Executive Option Plan (“EOP”) was approved by Shareholders at the Annual General Meeting on 8 October 1996 and its continuation was further approved by Shareholders at the Annual General Meeting on 29 October 1998. At the 2000 Annual General Meeting, the EOP was discontinued and Shareholders approved the establishment of the Equity Reward Plan (“ERP”). The last grant of options to be made under the ERP was the 2001 grant, with options being granted on 31 October 2001, 31 January 2002 and 15 April 2002.
A total of 3,007,000 options were granted by the Bank to 81 executives in the 2001 grant. During the financial year, the performance hurdle for the 2001 ERP grant was met.
All option grants have now met their specified performance hurdles and are available for exercise by participants.
During the financial year and for the period to the date of this report 696,400 shares were allotted by the Bank consequent to the exercise of options granted under the EOP and ERP. Full details of the Plan are disclosed in Note 33 to the Financial Statements. No options have been allocated since the beginning of the 2002 financial year.
The names of persons who currently hold options in the Plan are entered in the register of option holders kept by the Bank pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.
No options have previously been granted to the Chief Executive Officer. Refer to the Remuneration Report within this report for further details.
Directors’ Interests in Contracts
A number of Directors have given written notices, stating that they hold office in specified companies and accordingly are to be regarded as having an interest in any contract or proposed contract that may be made between the Bank and any of those companies.
Directors’ and Officers’ Indemnity
Articles 19.1, 19.2 and 19.3 of the Commonwealth Bank of Australia’s Constitution provides:
“19. Indemnity
19.1 Persons to whom articles 19.2 and 19.4 apply
Articles 19.2 and 19.4 apply:
(a) to each person who is or has been a Director, secretary or senior manager of the Company; and
(b) to such other officers, employees, former officers or former employees of the Company or of its related bodies corporate as the directors in each case determine,
(each an “Officer” for the purposes of this article).
19.2 Indemnity
The Company must indemnify each Officer on a full indemnity basis and to the full extent permitted by law against all losses, liabilities, costs, charges and expenses (“Liabilities”) incurred by the Officer as an officer of the Company or of a related body corporate.
19.3 Extent of indemnity
The indemnity in article 19.2:
(a) is enforceable without the Officer having to first incur any expense or make any payment;
(b) is a continuing obligation and is enforceable by the Officer even though the Officer may have ceased to be an officer of the Company or its related bodies corporate; and
(c) applies to Liabilities incurred both before and after the adoption of this constitution.”
An indemnity for employees, who are not directors, secretaries or senior managers, is not expressly restricted in any way by the Corporations Act 2001.
The Directors, as named on pages 44 and 45 of this report, and the Secretaries of the Commonwealth Bank of Australia, being J D Hatton, and C F Collingwood are indemnified under article 19.1, 19.2 and 19.3 as are all the senior managers of the Commonwealth Bank of Australia.
Deeds of indemnity have been executed by Commonwealth Bank of Australia consistent with the above articles in favour of each Director.
A deed poll has been executed by Commonwealth Bank of Australia consistent with the above articles in favour of each secretary and senior manager of the Bank, each Director, secretary and senior manager of a related body corporate of the Bank (except where in the case of a partly owned subsidiary the person is a nominee of an entity which is not a related body corporate of the Bank unless the Bank’s Chief Executive Officer has certified that the indemnity shall apply to that person), and any employee of the Bank or any related body corporate of the Bank who acts as a Director or secretary of a body corporate which is not a related body corporate of the Bank.
Directors’ and Officers’ Insurance
The Commonwealth Bank has, during the financial year, paid an insurance premium in respect of an insurance policy for the benefit of those named and referred to above and the directors, secretaries, executive officers and employees of any related bodies corporate as defined in the insurance policy. The insurance grants indemnity against liabilities permitted to be indemnified by the Company under Section 199B of the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.
Commonwealth Bank of Australia Annual Report 2007      49

Directors’ Report — Remuneration Report
Remuneration Report

Key Terms	51
Introduction	52
Remuneration Philosophy	52
People & Remuneration Committee	52
Remuneration for the Year Ended 30 June 2007	53
Remuneration Mix	53
Fixed Remuneration	53
Short Term Incentive (STI)	53
Long Term Incentive (LTI)	54
Equity Reward Plan (ERP) and Equity Reward (Performance Unit) Plan (ERPUP) Modification	55
Group Performance for the Year Ended 30 June 2007	56
Short Term Performance	56
Summary of Group Performance	56
Long Term Performance	57
Enhanced Remuneration Framework from 1 July 2007	58
Objectives	58
Outcomes	58
Key Drivers	58
STI Enhancements	58
LTI Enhancements	59
Benefits for Key Stakeholders	59
New Variable Remuneration Life Cycle – Year Ended 30 June 2008	60
Directors’ Remuneration	61
Managing Director and CEO	61
Non-Executive Directors	61
Remuneration of Key Management Personnel and Other Executives	63
Remuneration of Directors	64
Remuneration of Executives	65
Termination Arrangements	66
STI Allocations	67
LTI Allocations	67
Equity Holdings of Key Management Personnel and Other Executives	68
Shareholdings	68
Share Trading Policy	68
Option Holdings	70
Shares Vested	70
Total Loans	71
Individual Loans	71
Terms and Conditions of Loans	72
Other Transactions	72
50       Commonwealth Bank of Australia Annual Report 2007

Directors’ Report — Remuneration Report
Key Terms
To assist readers a number of key terms and abbreviations used in the Remuneration Report are set out below:

Term	Definition
Australian Equivalents to International Financial Reporting Standards (AIFRS)	The Australian equivalent to International Financial Reporting Standards (AIFRS) adopted by the Group from 1 July 2005.

Australian Generally Accepted Accounting Principles (AGAAP)	The financial reporting standards adopted by the Group up to and including the year ended 30 June 2005.

Base Remuneration	Cash and non-cash remuneration paid regularly with no performance conditions. Calculated on a total cost basis and includes any Fringe Benefits Tax related to Salary Packaging.

Board	The Board of Directors of the Bank.

Committee	The People & Remuneration Committee of the Board.

Earnings Per Share (EPS)	The portion of a company’s net profit after tax allocated to each outstanding ordinary share.

Equity Reward (Performance Units) Plan (ERPUP)	A cash-based Equity Reward Plan (see below) replicator scheme where grants are delivered in the form of Performance Units.

Equity Reward Plan (ERP)	The Group’s long term incentive plan in place for grants made up to and during the year ended 30 June 2007.

Fixed Remuneration	Consists of Base Remuneration plus employer contributions to superannuation. For further details please refer to page 53.

Group	Commonwealth Bank of Australia and its subsidiaries.

Group Leadership Rights Plan (GLRP)	The Group’s long term incentive plan to apply from 1 July 2007 for the CEO and Group Executives.

International Financial Reporting Standards (IFRS)	Reporting standards which have been adopted by the International Accounting Standards Board (IASB), an independent, international organisation supported by the professional accountancy bodies. The IASB objective is to achieve uniformity and transparency in the accounting principles used by businesses and other organisations for financial reporting globally.

Key Management Personnel	Persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any Director (whether executive or otherwise) of that entity.

Long Term Incentive (LTI)	Grants to participating executives of ordinary shares in the Bank that vest if, and to the extent that, a performance hurdle is met over at least a three year period. For further details please refer to page 54.

NPAT	Net profit after tax.

Options	A right to acquire a Bank share on payment of an exercise price if relevant performance hurdles are met.

Other Executives	Those executives who are not Key Management Personnel but are amongst the “Company Executives” or “Group Executives” as defined by the Corporations Act 2001 and for whom disclosure is required in accordance with section 300A(1)(c) of the Corporations Act 2001.

Peer Group	The group of competitors that the Group is compared to in order to determine if the performance hurdle is met under the ERP and ERPUP.

PACC	Net profit after capital charge.

Remuneration	All forms of consideration paid, payable or provided by the Group, or on behalf of the Group, in exchange for services rendered to the Group. In reading this report, the term “remuneration” means the same as the term “compensation” for the purposes of the Corporations Act 2001 and the accounting standard AASB124.

Remuneration Mix	The weighting of each component of remuneration (Fixed Remuneration, STI and LTI) for each employee group.

Reward Shares	Shares in the Bank granted under the Equity Reward Plan and subject to a performance hurdle.

Salary Packaging	An arrangement where an employee agrees to forego part of his or her cash component of Base Remuneration in return for non-cash benefits of a similar value.

Short Term Incentive (STI)	Remuneration paid with direct reference to the individual’s performance over the preceding financial year. For further details please refer to page 53.

STI Deferral	Withholding a portion of STIs for later payment. For STI payments made for the 2007 financial year, a portion of STI is withheld for one year and paid in cash for the CEO, executives who (in a reporting sense) are no more than two levels removed from the CEO and some other executives. For further details please refer to page 53.

Total Shareholder Return (TSR)	Calculated by combining the reinvestment of dividends and the movement in the Bank’s share price and utilised as a performance hurdle for the ERP and ERPUP.
Commonwealth Bank of Australia Annual Report 2007      51

Directors’ Report — Remuneration Report
Introduction
This Remuneration Report sets out the Group’s remuneration framework for Key Management Personnel and Other Executives. It demonstrates the links between the performance of the Group and individuals’ remuneration. It discloses remuneration arrangements, equity holdings, loans and other transactions for Key Management Personnel. This report meets the disclosure requirements of both accounting standard AASB124, and the Corporations Act 2001.
The employment and remuneration environment is an area of significant challenge for the financial services industry. To meet the challenges, and remain competitive in the employment field, the Group has committed to investing resources to develop and enhance its remuneration framework.
The 2008 financial year will see some significant and exciting enhancements to the Group’s remuneration arrangements. These enhancements aim to strengthen the motivation of executives to produce superior performance.
Remuneration Philosophy
The guiding principles of the Group’s remuneration philosophy for all Key Management Personnel, Other Executives and employees generally are:
•	To motivate employees to produce superior performance in achieving the Group’s vision;
•	To be transparent, and to be simple to understand, administer and communicate;
•	To be competitive; and
•	To be flexible enough to ensure that the remuneration arrangements for specific roles can reflect the external market.
The Group has enjoyed success over the years in delivering solid Shareholder returns. The guiding principles of the remuneration philosophy support this success.
The Group’s remuneration strategy has supported its people engagement objectives and provided employees with competitive remuneration and valuable rewards for outstanding performance. It has supported the key behaviours which generate Shareholder value and are necessary to support achievement of the Group’s vision.
People & Remuneration Committee
The People & Remuneration Committee of the Board consists entirely of independent Non-Executive Directors.
It is this independence which allows the Committee to ensure that the Group’s remuneration framework can reflect the guiding principles of its remuneration philosophy.
The Committee has an active and ongoing role in evaluating any proposed enhancements to the framework, and seeks advice and information from independent sources in order to satisfy itself that the Group’s remuneration practices remain competitive.
The Committee oversees all executive remuneration arrangements and currently consists of:
•	Mr Clairs (Chairman);
•	Ms Hemstritch (from 9 October 2006);
•	Ms Kay; and
•	Dr Schubert.
Mr Daniels served as a member of the Committee until his retirement on 3 November 2006.
The CEO attends Committee meetings by invitation, but does not attend in relation to matters that can affect him.
The Committee’s activities are governed by its terms of reference, which are available on the Group’s website at http://shareholders.commbank.com.au.
52       Commonwealth Bank of Australia Annual Report 2007

Directors’ Report — Remuneration Report
Remuneration for the Year Ended 30 June 2007
The Group provides remuneration for its employees in the following components:
•	Fixed Remuneration;
•	Short Term Incentive (STI); and

•	Long Term Incentive (LTI).
The weighting of each of these components differs for each employee, depending on their role and seniority within the Group. Typically, there is greater weighting on the variable components (STI and LTI) for more senior employees.
Remuneration Mix
The relationship of fixed and variable remuneration (potential short term and long term incentives) is approved for each level of executive management by the Committee.
The Group’s remuneration structure is designed to motivate employees for quality short and long term performance.
Where market practice requires, the structure for some specialist (high revenue-generating) roles differs from that which generally applies. For such specialists, a greater proportion of the variable component of remuneration may be in STI rather than LTI, but the overall mix of remuneration is still heavily weighted towards “at risk” pay.
For the financial year ended 30 June 2007, the target remuneration mixes that applied for all individuals in each of the following executive groups are:
Fixed Remuneration
Fixed Remuneration comprises Base Remuneration, calculated on a total cost basis including the cost of Salary Packaging and employer contributions to superannuation. (Note that Salary Packaging arrangements are available to employees on individual contracts and to a limited extent to some other employees.)
The Group sets Fixed Remuneration competitively, facilitated by regular independent benchmarking analysis and advice.
Short Term Incentive (STI)
All employees participate in some form of STI arrangement. Individual STI potentials (as applicable) are set at the beginning of the financial year.
The Committee, in conjunction with the Board, determines the pool of STI payments available for the performance year with reference to the Group’s business performance relative to targets. Those targets that are not disclosed are commercially sensitive.
The assessment of business performance takes into account factors which include financial results and progress against the Group’s five strategic priorities of Customer Service, Business Banking, Technology and Operational Excellence, Trust and Team Spirit and Profitable Growth.
For the year ended 30 June 2007, STI payments for General Managers and above were based on a combination of Group-wide, Business Unit and individual performance, as assessed through the Group’s performance management system. Group-wide and Business Unit performance is assessed against the factors discussed earlier.
Individual performance for Key Management Personnel and other executives is assessed by measuring actual results of key performance indicators against operating targets and behavioural standards with reference to their area of responsibility. Examples of key performance indicators can include profitability, market share, asset growth, costs and strategic priorities. These targets are set at the beginning of the financial year and payments are determined through the Group’s performance management framework. Employees generally do not receive an STI payment unless their individual performance is at least meeting expectations.
For the performance year ended 30 June 2007, STI deferral applied for the CEO, Group Executives, Executive General Managers and some other executives. These STI payments were delivered in two components:
•	50% as an immediate cash payment; and

•	50% paid as cash, deferred for one year, plus interest on the deferred amount. Generally, the employee will need to remain in employment with the Group up to the end of the deferral period to receive this portion.
Commonwealth Bank of Australia Annual Report 2007      53

Directors’ Report — Remuneration Report
Long Term Incentive (LTI)
The Group’s LTI arrangements for grants made up to and during the year ended 30 June 2007 are known as the Equity Reward Plan (ERP). Selected executives in General Manager roles and above have participated in this plan. Grants are delivered in the form of ordinary shares in the Bank that vest in the executive in some proportion, to the extent that a performance hurdle is met.
For a limited number of executives, a cash-based ERP replicator plan is operated where grants are delivered in the form of Performance Units. This is known as the Equity Reward (Performance Unit) Plan (ERPUP).
Grants under the ERP and ERPUP (“the LTI plans”) are made at the commencement of the financial year and are subject to a performance hurdle. For the July 2006 grant, if the Bank’s Total Shareholder Return (TSR) meets the 51st percentile of a Peer Group of Australian financial services companies, over a three to four year period, a proportion of the grant will vest according to the vesting scale below and the grant will close.
The percentage of shares vesting rises with increased performance. To receive the full value of the LTI grant, the Group’s performance must be in the top quartile of the Peer Group.
Relative TSR was selected as the performance measure based on its link to Shareholder value.
For the July 2006 grant, initial testing will occur in July 2009. Otherwise, one re-test applies at which time the grant will close. Arrangements were adjusted for this grant to restrict re-testing to only occur on one occasion, 12 months after initial testing, at which time a maximum of 50% of the original grant may vest.
The People & Remuneration Committee believes that the re-testing opportunity is appropriate given the small Peer Group and the relative volatility in rankings that can result from this. Given that only a maximum of 50% of the shares can vest on re-testing, the Committee is satisfied that the performance hurdle is suitably challenging for the July 2006 grant.
Summary of performance hurdle for LTI Plan grants
The table below provides a summary of the LTI plan grants from previous years that were in operation during the year ended 30 June 2007.

Year of			Expiry date	Status
Grant	Performance Period	Retesting	if unvested	as at 30 June 2007
2002	Aug 2002 to Oct 2005	Every 6 months to Oct 2007	2 Oct 2007	50% vested
2003	Aug 2003 to Oct 2006	Every 6 months to Oct 2008	1 Oct 2008	100% vested
2004	Sept 2004 to Sept 2007	Every 6 months to Sept 2009	23 Sept 2009	78th percentile
2005	July 2005 to July 2008	Every 6 months to July 2010	14 July 2010	82nd percentile
2006	July 2006 to July 2009	Once only in July 2010, if necessary	15 July 2010	80th percentile
The vesting scales of the above grants are as follows, based on the relative TSR performance hurdle:

Years of Grant	Vesting Scale
2002, 2003, 2004 & 2005	<50th percentile = Nil Shares
50th – 67th percentile = 50% — 75% of shares
68th – 75th percentile = 76% — 100% of shares
2006	<51st percentile = Nil Shares
51st – 75th percentile = 50% — 100% of shares
The straight line vesting between the 51st and 75th percentile for the July 2006 grant simplifies the plan, while maintaining a suitably challenging performance hurdle.
In assessing whether the performance hurdles for each grant have been met, the Group receives independent data from Standard & Poor’s which provides both the Bank’s TSR growth from the commencement of each grant and that of the Peer Group (excluding the Bank). The Bank’s performance against the hurdle is then determined by ranking each company in the Peer Group and the Bank in order of TSR growth from the commencement of each grant.
A weighting for each company in the Peer Group is determined by dividing the market capitalisation of the relevant company by the total market capitalisation of the Peer Group. The Bank’s percentile ranking is determined by aggregating the calculated weighting of each company ranked below the Bank.
The Peer Group chosen for comparison currently consists of:

Adelaide Bank	Macquarie Bank
AMP	National Australia Bank
ANZ Group	QBE insurance
AXA	St George
Bank of Queensland	Suncorp-Metway
Bendigo Bank	Westpac Banking Group
IAG
Certain executives in Colonial First State Global Asset Management (CFS GAM) participate in a specific cash-settled LTI arrangement relating to that business. Allocations under this arrangement vest at portions between 50% and 100% depending on the CFS GAM net profit before tax growth rate over three years. No vesting occurs if the growth rate is below a specified threshold.
54       Commonwealth Bank of Australia Annual Report 2007

Directors’ Report — Remuneration Report
Equity Reward Plan (ERP) and Equity Reward (Performance Unit) Plan (ERPUP) Modification
In September 2006, the Board sought an independent review of the TSR performance hurdle that applies to Reward Shares and Performance Units granted since 2002.
The Group measures TSR performance by ranking Peer Group companies and the Bank based on the TSR performance over the measurement period. Prior to 2 November 2006, weightings were based on market capitalisation at the end of the measurement period. Weighting the Peer Group outcomes based on market capitalisation at the end of the measurement period was in effect exacerbating the impact that the share price had on the result.
For example, if a Peer Group company had a large share price rise during the performance period, then its end period market capitalisation would have also increased.
As a result, this company would have an exacerbated effect on the TSR ranking – from the higher share price, and from the higher market capitalisation weighting. The reverse is true if a company’s share price were to fall.
Based on the findings of that independent review, on 2 November 2006, the Board resolved to modify the ERP and ERPUP performance measurement. The revised methodology now applies a weighting based on the market capitalisation values set at the beginning of the measurement period only. This means there is no longer change to the market capitalisation weightings over the life of the grants. The revised methodology provides the most appropriate indication of relative TSR performance.
As a result, the 2002 and 2003 LTI grants vested at a higher rate than they would have under the previous methodology. The following table summarises the impact on vesting of these grants.

Year of grant	Old Methodology		New Methodology
	Performance	Vesting	Performance	Vesting
2002	46th percentile	Nil	60th percentile	50% vesting
2003	68th percentile	78% vesting	77th percentile	100% vesting
The following tables illustrate the number of shares and Performance Units which were affected by the modification for the Group’s Key Management Personnel and Other Executives, and the value attributed to them. The price of Bank shares on 3 November 2006 was $47.81.

	2002 grant – pre	2002 grant – post	2003 grant – pre	2003 grant – post
ERP Shares	modification	modification (1)	modification	modification (2)
No. shares outstanding	148,700	148,700	194,900	194,900
Value	$4,801,153	$7,109,347	$7,862,266	$9,318,169
Expiry date	2 Oct 2007	2 Oct 2006	1 Oct 2008	1 Oct 2006

(1)	50% of the 2002 grant vested in November 2006 with the remainder lapsing.

(2)	100% of the 2003 grant vested in November 2006.

	2002 grant - pre	2002 grant - post	2003 grant - pre	2003 grant - post
ERPUP Performance Units	modification	modification (1)	modification	modification (2)
No. units outstanding	5,400	5,400	10,500	10,500
Value	$162,486	$258,174	$207,480	$502,005
Expiry date	2 Oct 2007	2 Oct 2006	1 Oct 2008	1 Oct 2006

(1)	50% of the 2002 grant vested in November 2006 with the remainder lapsing.

(2)	100% of the 2003 grant vested in November 2006.
The impact of the modification was assessed using actuarial valuations.
The 2002 ERPUP grant was valued immediately prior to the modification at $17.72 per unit due to previous low probability of vesting. The modification resulted in 50% vesting at 3 November 2006 at a value of $47.81 per unit resulting in an additional expense for Key Management Personnel and Other Executives of $1.0 million. The 2003 ERPUP grant was valued at $19.76 per unit immediately prior to the modification, which increased its value to $47.81 per unit.
This resulted in an additional expense of $0.3 million for Key Management Personnel and Other Executives. Both of these expenses included tax and dividend adjustments. The increase in actuarial value for the 2002 ERP grant was $15.52 per share and for the 2003 ERP grant was $7.47 per share. The additional expense for Key Management Personnel and Other Executives equated to $3.8 million.
The total additional cost of the modification for Key Management Personnel and Other Executives of $5.1 million was expensed in the 2007 financial year.
The following grants for financial years 2004 and 2005 did not increase in value as a result of the modification and there was no impact on the 2006 grant as it incorporated the terms of the modification.

	2004 ERP – pre	2004 ERPUP – pre	2005 ERP – pre	2005 ERPUP – pre
ERP Share/ERPUP	modification and post	modification and post	modification and post	modification and post
Performance Units	modification	modification	modification	modification
No. units outstanding	211,700	14,000	342,388	14,000
Value	$5,421,637	$358,540	$6,738,196	$275,520
Expiry date	23 September 2009	23 September 2009	14 July 2010	15 July 2010
Commonwealth Bank of Australia Annual Report 2007     55

Directors’ Report — Remuneration Report
Group Performance for Year Ended 30 June 2007
Following is an overview of the Group’s performance for the year ended 30 June 2007, in the context of the remuneration criteria. Continuing strong results, driven by progress made on our strategic priorities towards achieving the Group’s vision, have meant that variable remuneration awarded to executives is at the higher end of their potential.
Details of the remuneration outcomes which have resulted from the following business success are provided on pages 61 to 72 of this remuneration report.
Short term performance – Year Ended 30 June 2007
The Group’s STI framework is underpinned by a performance management system, through which all employees are assessed on outcomes and behaviours.
The Key Performance Indicators are set with particular reference to the Group’s 5 strategic priorities, being:
•	Customer Service;

•	Business Banking;

•	Technology and Operational Excellence;

•	Trust and Team Spirit; and

•	Profitable Growth.
The following table provides a description of the Group’s performance in relation to each strategic priority for the year ending 30 June 2007.
Summary of Group Performance

Strategic Priorities	Commentary
Customer Service	The Group’s vision is ‘to be Australia’s finest financial services organisation through excelling in customer service’. The Group has made significant progress on this strategic priority including investing in front line staff, adding over 1,000 new front line roles in the 2007 financial year. In addition to the opening of new branches in strategic locations, 65 branches are now open for Saturday trading, and the hours of other branches have been extended to better meet the needs of our customers.

The Group has a more competitive product portfolio which is now being widely recognised receiving Money magazine’s “Best of the Best” 2007 awards for eight retail products, and seven Cannex five star awards being earned by deposit and credit card products.

Customer complaints have fallen 40% in the last 12 months, and the Group is also seeing an improvement in customer satisfaction scores, with independent Roy Morgan survey results reaching ten year highs and the Group achieving the second highest improvement of the other major banks over the 2007 financial year.

Business Banking	There has been pleasing progress on the Business Banking strategic initiative. During the year, the Group made significant progress in increasing the presence of business bankers in branches with 135 business bankers now recruited. Rebuilding of the business banking footprint continues with eight new business banking centres opened in this financial year.

In February 2007, the Bank introduced a new service model in Local Business Banking with the launch of a 24/7 remote customer service centre and a networking platform for small business customers. In addition, in May 2007, Agriline, a new purpose built telephone based business centre was opened. This service is designed primarily for smaller Agribusiness customers, but it also provides an additional layer of service for larger customers.

CommBiz, the Bank’s new, state-of-the-art, internet based banking channel has been rolled out and over 10,000 customers have been successfully migrated from legacy systems.

Technology & Operational Excellence	The Group has continued to invest heavily in technology and operational excellence. Initiatives in this area have focused on delivering greater efficiency across the Group as well as implementing technology solutions to increase competitive leverage through the introduction of innovative processes and systems. Notable achievements for the year include more than $100 million of efficiency savings across EIT, improvements in systems stability and disaster recovery capabilities, and the delivery of a significant number of technology projects to improve customer service and operational efficiency.

Trust & Team Spirit	The Group’s internal measures indicate significant improvement in employee engagement. The internal culture survey shows across the board improvement in Collaboration, Accountability, Recognition & Reward, Engage in development and Simplicity (CARES) behaviours with the biggest improvements in the retail bank. Other measures are continuing to improve, including workplace injury rates which have fallen 30% over the last twelve months, and voluntary employee turnover which fell 13%.

Profitable Growth	During the year, the Board introduced a new strategic initiative of Profitable Growth. There are a number of areas that the Group is focusing on in driving Profitable Growth. These include an Asian expansion program, cross business unit referrals, Global Markets and Treasury, and Global Asset Management and Alternative Investments. The following graphs illustrate the Group’s NPAT and EPS performance on a cash basis over the last five years.
56       Commonwealth Bank of Australia Annual Report 2007

Directors’ Report — Remuneration Report

Cash NPAT performance 2003 to 2007 ($M)	Cash EPS performance 2003 to 2007 (cents)

Long term performance
Long term performance LTI grants up to and including the year ended 30 June 2007 is measured on the Bank’s Total Shareholder Return(TSR) relative to its peers.
The following graph indicates the Bank’s TSR by showing share price and divided growth over the past 5 years.
Cash NPAT performance 2003 to 2007 ($M) Cash EPS performance 2003 to 2007 (cents)
Long term performance Long term performance for LTI grants up to and including the year ended 30 June 2007 is measured on the Bank’s Total Shareholder Return (TSR) relative to its peers. The following graph indicates the Bank’s TSR by showing share price and dividend growth over the past 5 years.
Commonwealth Bank of Australia Annual Report 2007      57

Directors’ Report — Remuneration Report
Enhanced Remuneration Framework from 1 July 2007
Objectives
Some key enhancements to the remuneration framework were recently approved by the People & Remuneration Committee effective from 1 July 2007. The new arrangements have been designed to achieve the following objectives:
•	Provide competitive remuneration arrangements that deliver superior rewards for achievement with reference to the vision;
•	Provide arrangements which better align the interests of executives with Shareholders over the long term;
•	Make enhanced customer satisfaction, as a driver of sustained competitive advantage, a key objective around which LTI success is measured;
•	Provide a better linkage between variable remuneration and the areas which can be influenced by each executive; and
•	Build on the existing remuneration framework, which has historically motivated employees to deliver quality performance and promoted Shareholder value.
Outcomes
The following flow chart illustrates the key outcomes of implementing the enhanced remuneration framework, and the driving forces connecting each outcome:
Key Drivers
The Group commissioned external research on the effectiveness of its incentive arrangements and obtained feedback from executives. This work concluded that incentives should be more closely linked to performance within an employee’s span of control and influence.
With this information and the above objectives in mind, incentive arrangements have been enhanced as follows.
STI Enhancements
•	STI potentials for the CEO and members of the Group’s Executive Committee will be determined by a ratio of twice Fixed Remuneration. Whilst the STI potential has increased, the existing targets within the Group’s performance management framework have been refined to allow for three levels of stretch targets on each Key Performance Indicator (KPI). This means that the ability of the participant to access the increased potential will only occur where there have been outstanding levels of performance.

The STI potential for other executives will also increase, to offset the narrowing of LTI grants to only the CEO and Executive Committee members.
•	For executives in General Manager roles and above, 1/3 of the STI payment will be used to acquire shares in the Bank which will be held in trust for three years. After the three year vesting period, the executive will receive the shares and any dividends accrued over the vesting period.

These shares will generally be subject to forfeiture in circumstances of dismissal or resignation prior to the conclusion of the vesting period.
•	The value of STI payments is determined with reference to the performance of the individual and the business against certain KPIs. The weighting of each of these factors has been adjusted for each executive group, to ensure the criteria are more within the area of control and influence of each executive. As a general principle, there will be more weighting on the individual element.
•	The Group’s objectives concerning behaviours, safety and compliance will also be reflected in the criteria for becoming eligible for a STI payment.
These enhancements to the STI plan provide a simple, more direct link between the interests of executives with those of Shareholders, through aligned and challenging targets and the building of a direct, substantial and long term holding in Bank shares.
58       Commonwealth Bank of Australia Annual Report 2007

Directors’ Report — Remuneration Report
LTI Enhancements
New grants under the current LTI plan will cease and a new plan known as the Group Leadership Rights Plan (“GLRP”) will be put in place.
The objective of the new plan is to motivate participants to increase profitability and customer satisfaction in order to improve long term Shareholder value and achieve the Group vision.
Participants will share in the growth in the Group’s Net Profit after Capital Charge (PACC), where superior NPAT growth and customer satisfaction results have been achieved.
These performance measures place the Group’s profitability and customer service uppermost, and reward participants for driving long term Shareholder value. The criteria are based on results which participants can directly influence and which are publicly available.
The Group Leadership Rights Plan will have the following features:
•	The plan will provide performance rights to the CEO (subject to Shareholder approval) and Group Executives, dependent on the Group’s growth in Profit After Capital Charge (PACC) and performance against a customer satisfaction hurdle over a 3 year performance period;
•	A new performance hurdle which measures the Group’s performance on customer satisfaction criteria, and compares the scores with its peer group;
•	The performance rights will be granted provided growth in NPAT exceeds the average of the Group’s peers and subject to the customer satisfaction requirements, and will be exercisable for Bank shares at any time over the following ten years;
•	Participation will generally be limited to the CEO and other Executive Committee members. For Executive General Managers and General Managers, the new STI share deferral arrangement provides a strong ‘LTI effect’ and builds a direct, substantial and long term holding in Bank shares.
Customer satisfaction performance hurdle for GLRP
Research has shown a direct correlation between higher levels of customer satisfaction and higher Shareholder returns.
Customer satisfaction is of the highest importance to the Group’s overall performance, and forms the basis of its vision.
To date, the use of a Total Shareholder Return (TSR) performance hurdle has enabled the Group to reward the achievement of relative success against a Peer Group.
However, the small size of the Peer Group, and the relatively high weighting of some companies within it, has meant that the Group’s percentile ranking can be volatile and does not always match its actual financial achievements.
As a result of this volatility, executives generally had limited influence over the outcome. In recognition of this, the Group has developed performance hurdles which deliver reward for driving the Group’s financial success through achievement of its strategic priorities and vision. This should provide a more relevant link between executives’ behaviours, their motivation and the success of the Group in delivering Shareholder value.
Well established independent external surveys were selected to form the basis for the customer satisfaction hurdle.
In order to determine the level of achievement of the Group against the performance hurdle, scores are taken for the Group and its four main competitors (ANZ, National Australia Bank, Westpac and St George).
A ranking is then determined and a vesting scale applied.
The People & Remuneration Committee will have discretion to review the appropriateness of the LTI reward to ensure it is truly reflective of performance.
GLRP Allocation Pool
The GLRP allocation will be determined with reference to a pool. The pool will be a percentage of the growth in PACC measured over the three year period.
The level of PACC growth will determine the value of performance rights which can be allocated. The percentage of the allocation that participants are entitled to receive is driven by NPAT growth relative to peers and the customer satisfaction ranking.
Benefits for Key Stakeholders
The enhanced remuneration framework has been designed to reflect the interests of key stakeholders. The following benefits have been identified for each stakeholder group:
•	Customers – customer satisfaction is at the core of the Group’s vision and is a key performance measure of the executive team’s incentive arrangements. Customers can expect the Group to be fully focused on meeting their needs;
•	Shareholders – by closely aligning the enhanced STI plan and GLRP with the Group’s business objectives, the remuneration framework encourages and rewards superior performance in the areas which will drive Shareholder returns; and
•	Employees – performance measures for STI and GLRP are closely linked to what employees can directly influence. The measures are transparent and flexible enough to reflect varied roles. Superior performance against stretch targets will generate significant rewards.
Commonwealth Bank of Australia Annual Report 2007      59

Directors’ Report — Remuneration Report
New Variable Remuneration Life Cycle – Year Ended 30 June 2008
This life cycle depicts how the enhanced variable remuneration arrangements for the CEO and the other Executive Committee members will operate.
— July 2007 July 2008 July 2009 July 2010 July 2011 —— —— —— —— — The following is set for each · Performance executive: reviews
· STI
· STI potential payments determined
· Performance
· 2/3 of STI plans (including payment is made Key Performance immediately in
· July 2008 Indicators, cash, the other 1/3 STI payments behaviours, targets is deferred into deferred into Bank and stretch Bank shares for 3 shares will vest STI targets) years after 3 years —— —— —— —
LTI measurement and allocation
· GLRP pool is determined (percentage of PACC growth over the past 3 years)
· Performance is tested against relative NPAT and customer satisfaction hurdles
· Depending on the Group’s relative NPAT and customer The following is satisfaction set for the ranking against the performance period: peer group, a
· LTI proportion of the Potential for each GLRP allocation executive, being a pool value may vest potential share in and be granted as the GLRP pool; and performance rights
· Relative which are NPAT and customer exercisable satisfaction immediately. The LTI performance hurdles LTI grant is closed —— —— —
60       Commonwealth Bank of Australia Annual Report 2007

Directors’ Report — Remuneration Report
Directors’ Remuneration
Ralph Norris (Managing Director and CEO)
Summary of Remuneration Arrangements
Mr Norris’ remuneration consists of fixed and variable (at risk) components.
Fixed Remuneration
For the year ended 30 June 2007, Mr Norris’ Fixed Remuneration was 33% of total remuneration.
Variable Remuneration
Mr Norris’ variable remuneration consists of short and long-term incentives. Variable remuneration for the year ended 30 June 2007 was 67% of total remuneration.
For the year ended 30 June 2007, a Short Term Incentive (STI) was delivered in two components: 50% made as an immediate cash payment and 50% deferred in cash. Performance was measured against Key Result Areas. The Board has assessed Mr Norris’ performance for the year and has approved a total STI payment of $2.85 million.
This assessment took into account the following factors:
•	Progress in relation to the Group’s five strategic priorities of Customer Service, Business Banking, Technology and Operational Excellence, Trust and Team Spirit and Profitable Growth (the Group’s performance against these is described earlier);
•	Business and financial results;
•	Recruitment and development of top management;
•	Employee engagement initiatives;
•	The Group’s sales and service culture; and
•	Relationships with external stakeholders including the general community, investors, regulators, government and the media.
A Long Term Incentive (LTI) was allocated in July 2006 in the form of Reward Shares under the Group’s Equity Reward Plan. Vesting will only occur where the Group’s Total Shareholder Return (TSR) at least meets the 51st percentile of the comparator group of companies. At the 2005 Annual General Meeting (AGM), the Board sought and was granted Shareholder approval for a maximum of $12 million of reward shares to be allocated to Mr Norris in three tranches prior to the 2007 AGM. An allocation under the Group Leadership Rights Plan is intended to be made in place of the final tranche, which will therefore not be awarded.
Terms and conditions of appointment
The Board determines Mr Norris’ remuneration, pursuant to the Constitution, as part of the terms and conditions of his appointment. Those terms and conditions are established in a contract of employment with Mr Norris which was effective from 22 September 2005. Remuneration is subject to review annually by the Board. Mr Norris’ remuneration arrangements are detailed on page 64 and follow the same principles as other executives.
Mr Norris’ contract provides for no end date, although he may resign at any time by giving six months’ notice. The Group may terminate Mr Norris’ employment, in cases other than misconduct, on six months’ notice. In this case, the Group will pay all Fixed Remuneration relating to the notice period, and any outstanding statutory entitlements. Any unvested STI or LTI amounts will be payable at the discretion of the Board. There is also a provision allowing Mr Norris to terminate the agreement if a material change to his status occurs, and to receive benefits as if the Group had terminated his employment.
On ceasing employment with the Group, Mr Norris is entitled to receive his statutory entitlements of accrued annual and long service leave as well as accrued superannuation benefits. This arrangement is the same for all executives.
Non-Executive Directors
Remuneration Arrangements
Remuneration for Non-Executive Directors consists of base and committee fees within a maximum of $3,000,000 per annum as approved by Shareholders at the Annual General Meeting held on 5 November 2004. The total remuneration for Non-Executive Directors is less than that approval. No component of Non-Executive Director remuneration is contingent upon performance.
On appointment to the Board, Non-Executive Directors enter into a service agreement with the Bank in the form of a letter of appointment. The letter of appointment, a copy of which appears on the Group’s website, summarises the Board policies and terms, including remuneration, relevant to the office of Director. All Non-Executive Directors have entered into a form of service agreement.
The policy of the Board is that the aggregate amount of fees should be set at a level which provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of Directors of the highest calibre.
The Board Performance and Renewal Committee annually reviews the fees payable to individual Non-Executive Directors and takes into account relevant factors and, where appropriate, receives external advice on comparable remuneration. The last review was conducted in December 2006 and changes to the level of remuneration were agreed with effect from 1 January 2007.
Non-Executive Directors have 20% of their annual fees applied to the mandatory on-market acquisition of shares in the Bank. In addition, Non-Executive Directors can voluntarily elect to sacrifice up to a further 80% of their fees for the acquisition of shares, or into superannuation.
The Bank’s Non-Executive Directors’ fee structure provides for a base fee for all Directors of $190,000, and a base Chairman’s fee of $620,000. In addition, amounts are payable where Directors are members of, or chair a Committee. Details of the breakdown of each Non-Executive Directors’ fees as at 30 June 2007 is provided on page 62. The Bank also contributes to compulsory superannuation on behalf of Non-Executive Directors.
Commonwealth Bank of Australia Annual Report 2007     61

Directors’ Report — Remuneration Report
Details of Components of Non-Executive Directors’ Fees as at 30 June 2007

	Committee Remuneration
					Board
	Board	People &			Performance
	Remuneration	Remuneration	Audit	Risk	& Renewal	Total (1)
Director	$	$	$	$	$	$
J M Schubert (2)	620,000	20,000			10,000	650,000
J Anderson	190,000			20,000		210,000
R J Clairs	190,000	40,000				230,000
C R Galbraith	190,000		25,000		10,000	225,000
J S Hemstritch	190,000	20,000				210,000
S C H Kay	190,000	20,000	25,000			235,000
W G Kent	190,000		25,000	20,000		235,000
F D Ryan	190,000		50,000	20,000		260,000
F J Swan	190,000		25,000	40,000	10,000	265,000
D J Turner	190,000			20,000		210,000
H H Young	190,000			20,000		210,000

Total	2,520,000	100,000	150,000	140,000	30,000	2,940,000

(1)	Non-Executive Directors sacrifice 20% of these fees on a mandatory basis under the Non-Executive Directors Share Plan (NEDSP). There was a change in Committee memberships from 1 November 2006. Fees were adjusted as from 1 January 2007.

(2)	Mr Schubert resigned from the Risk Committee effective from 1 May 2007.
Retirement Benefits
Under the Directors’ Retirement Allowance Scheme, which was approved by Shareholders at the 1997 Annual General Meeting, Directors previously accumulated a retirement benefit on a pro rata basis to a maximum of four years’ total emoluments after twelve years’ service. No benefit accrued until the Director had served three years on the Board. In 2002, the Board decided to discontinue the Directors’ Retirement Allowance Scheme without affecting the entitlements of the then existing Non-Executive Directors. Since that time, new Directors have not been entitled to participate in the scheme.
The Board resolved with effect from the 2004 Annual General Meeting to terminate accrual of further benefits under the Scheme and freeze the entitlements of current members until their respective retirements. This approach has resulted in remuneration arrangements being expressed in a more transparent manner.
The entitlements of the Non-Executive Directors under the Directors’ Retirement Allowance Scheme are:
Directors’ Retirement Allowance Scheme

	Increase in Accrued Benefit in Year	Entitlement as at 30 June 2007
Director	$	$
J M Schubert	—	636,398
J Anderson (1)	—	—
R J Clairs	—	202,989
A B Daniels (2)	—	—
C R Galbraith	—	159,092
J S Hemstritch (1)	—	—
S C H Kay (1)	—	—
W G Kent	—	159,092
F D Ryan	—	168,263
F J Swan	—	266,173
D J Turner (1)	—	—
B K Ward (2)	—	—
H H Young (1)	—	—

Total	—	1,592,007

(1)	Sir John Anderson, Ms Hemstritch, Ms Kay, Mr Turner and Mr Young were appointed as Directors after the closure of the scheme.

(2)	Mr Daniels and Ms Ward retired at the 2006 Annual General Meeting on 3 November 2006 and received payments of $160,618 and $370,180 respectively, representing their entitlements under the Scheme.
62       Commonwealth Bank of Australia Annual Report 2007

Directors’ Report — Remuneration Report
Remuneration of Key Management Personnel and Other Executives
The executives and Directors listed in the tables below include Key Management Personnel (KMP) and Other Executives during the year ended 30 June 2007. The KMP are the CEO, members of the Group’s Executive Committee and all members of the Board.
The position and tenure for each of the executives and Directors listed are shown on the following table. The subsequent tables refer to these employees by surname and initials only.

Name	Position	Tenure (if not full year)
Non-Executive Directors
J M Schubert	Chairman
J Anderson	Director	Commenced on 12 March 2007
R J Clairs	Director
A B Daniels	Director	Retired on 3 November 2006
C R Galbraith	Director
J S Hemstritch	Director	Commenced on 9 October 2006
S C Kay	Director
W G Kent	Director
F D Ryan	Director
F J Swan	Director
D J Turner	Director	Commenced on 1 August 2006
B K Ward	Director	Retired on 3 November 2006
H H Young	Director	Commenced on 13 February 2007

Managing Director and CEO
R J Norris	Managing Director and CEO

Executives
M A Cameron	Group Executive, Retail Banking Services	Ceased employment on 10 May 2007
B J Chapman	Group Executive, Human Resources and Group Services	Commenced in role of Group Executive, Marketing and Communications on 20 July 2006. This role was expanded to Group Executive, Human Resources and Group Services on 14 November 2006.
D P Craig	Group Executive, Financial and Risk Management	Commenced on 11 September 2006
L G Cupper	Group Executive, People Services	Retired on 3 November 2006
S I Grimshaw	Group Executive, Premium Business Services
H D Harley	Group Executive, Group Strategic Development	Ceased employment on 16 June 2007
M R Harte	Group Executive, Enterprise IT & Chief Information Officer
G L Mackrell	Group Executive, International Finance Services
R M McEwan	Group Executive, Retail Banking Services	Commenced in role on 14 May 2007
J K O’Sullivan	Chief Solicitor and General Counsel
G A Petersen	Group Executive, Wealth Management
W Negus	Chief Executive Officer, Colonial First State Global Asset Management
Commonwealth Bank of Australia Annual Report 2007      63

Directors’ Report — Remuneration Report
Individual remuneration details for Directors for the year ended 30 June 2007 are set out below:
Remuneration of Directors

					Post-
					employment
		Short Term Benefits			Benefits		Share-based Payments
		Cash STI	STI Deferred in	Other Short	Super-	LTI Reward			Other Long
	Cash	payment	Cash	Term	annuation	Shares	NEDSP	Termination	Term	Total
	Fixed (1)	At Risk	At Risk	Benefits	Fixed (2)	At Risk	Fixed (1)	Benefits	Benefits	Remuneration
	$	$	$	$	$	$	$	$	$	$

J M Schubert
2007	505,096	—	—	—	45,459	—	126,603	—	—	677,158
2006	478,665	—	—	—	43,082	—	119,666	—	—	641,413
J Anderson
2007	51,090	—	—	—	4,598	—	12,658	—	—	68,346
2006	—	—	—	—	—	—	—	—	—	—
R J Clairs
2007	175,277	—	—	—	15,775	—	43,937	—	—	234,989
2006	171,529	—	—	—	15,438	—	42,882	—	—	229,849
A B Daniels (3)
2007	55,233	—	—	—	—	—	13,918	—	—	69,151
2006	159,562	—	—	—	—	—	39,891	—	—	199,453
C R Galbraith
2007	88,260	—	—	—	88,943	—	42,427	—	—	219,630
2006	163,551	—	—	—	14,720	—	40,888	—	—	219,159
J S Hemstritch
2007	90,171	—	—	—	36,759	—	29,112	—	—	156,042
2006	—	—	—	—	—	—	—	—	—	—
S C Kay
2007	174,553	—	—	—	15,710	—	43,748	—	—	234,011
2006	159,562	—	—	—	14,361	—	39,891	—	—	213,814
W G Kent
2007	175,901	—	—	—	15,831	—	44,088	—	—	235,820
2006	163,551	—	—	—	14,720	—	40,888	—	—	219,159
F D Ryan
2007	92,767	—	—	—	109,467	—	48,595	—	—	250,829
2006	179,507	—	—	—	16,156	—	44,877	—	—	240,540
F J Swan
2007	187,112	—	—	—	16,840	—	46,885	—	—	250,837
2006	155,573	—	—	—	14,002	—	38,893	—	—	208,468
D J Turner
2007	42,214	—	—	—	105,257	—	35,918	—	—	183,389
2006	—	—	—	—	—	—	—	—	—	—
B K Ward (3)
2007	56,614	—	—	—	5,095	—	14,266	—	—	75,975
2006	163,551	—	—	—	14,720	—	40,888	—	—	219,159
H H Young
2007	63,518	—	—	—	5,717	—	15,879	—	—	85,114
2006	—	—	—	—	—	—	—	—	—	—

Non-Executive Director Total
2007	1,757,806	—	—	—	465,451	—	518,034	—	—	2,741,291
2006	1,795,051	—	—	—	147,199	—	448,764	—	—	2,391,014

Managing Director and CEO
R J Norris
2007	1,467,450	1,425,000	1,514,063	81,125	792,672	1,237,635	—	—	52,040	6,569,985
2006	921,642	—	650,000	846,963	1,248,358	483,045	—	—	—	4,150,008

Director Grand Totals
2007	3,225,256	1,425,000	1,514,063	81,125	1,258,123	1,237,635	518,034	—	52,040	9,311,276
2006 (4)	3,068,193	—	650,000	846,963	2,791,114	(2,408,578)	448,764	8,772,464	—	14,281,420

Group totals in respect of the financial year ended 30 June 2006 do not necessarily equal the sum of amounts disclosed for individuals listed above as there are some different individuals specified as Directors in 2007.

(1)	For Non-Executive Directors, this includes that portion of base fees and committee fees paid as cash. Non-Executive Directors also salary sacrifice 20% of their fees on a mandatory basis under the Non-Executive Directors Share Plan (NEDSP). Further details on the NEDSP is contained in Note 33.

(2)	Represents company contribution to superannuation and includes any allocations made by way of salary sacrifice by Executives.

(3)	Mr Daniels and Ms Ward retired at the 2006 Annual General Meeting on 3 November 2006.

(4)	The grand total values for the year ended 30 June 2006 include STI deferred shares at risk to the value of $121,500.
64     Commonwealth Bank of Australia Annual Report 2007

Directors’ Report — Remuneration Report
Individual remuneration details for Executives for the year ended 30 June 2007 are set out below:
Remuneration of Executives

						Post-
						employment
		Short Term Benefits				Benefits		Share-based Payments
		Non	Cash STI	STI Deferred	Other Short	Super-	LTI Reward	LTI		Other Long
	Cash	Monetary	payment	in Cash	Term	annuation	Shares	Performance	Termination	Term	Total
	Fixed (1)	Fixed (2)	At Risk (3)	At Risk (4)	Benefits	Fixed (5)	At Risk (6)	Units At Risk	Benefits (7)	Benefits(8)	Remuneration
	$	$	$	$	$	$	$	$	$	$	$

M A Cameron (9)
2007	832,990	8,826	—	—	—	59,975	210,476	—	131,948	—	1,244,215
2006	833,465	10,260	382,485	382,485	—	59,995	346,920	—	—	—	2,058,110
B J Chapman (10)
2007	112,213	9,726	312,164	331,674	144,739	601,128	125,259	397,554	—	16,535	2,050,992
2006	—	—	—	—	—	—	—	—	—	—	—
D P Craig (11)
2007	113,426	8,236	306,647	325,812	—	774,720	142,138	—	—	14,935	1,685,914
2006	—	—	—	—	—	—	—	—	—	—	—
L G Cupper (12) (13)
2007	23,225	3,542	—	—	—	993,599	751,906	—	1,483,303	—	3,255,575
2006	634,500	10,260	—	—	—	643,900	396,886	—	—	—	1,734,296
S I Grimshaw (13)
2007	1,215,608	10,200	556,600	591,388	—	81,288	1,713,785	—	—	28,148	4,197,017
2006	1,026,000	10,260	506,000	506,000	—	74,000	560,429	—	—	—	2,752,689
H D Harley (13) (14)
2007	807,300	9,866	—	—	—	1,245,159	482,321	—	2,843,432	—	5,388,078
2006	839,500	9,837	324,000	324,000	—	60,500	449,894	—	—	—	2,065,231
M R Harte
2007	632,568	10,260	296,100	314,606	310,618	42,500	111,929	—	—	14,647	1,733,228
2006	117,500	—	64,575	64,575	115,825	708,500	—	—	—	115,825	1,070,975
G L Mackrell (13)
2007	600,724	10,260	415,000	440,938	—	202,503	1,270,275	—	—	18,599	2,958,299
2006	710,000	10,260	363,400	363,400	—	80,907	419,034	—	—	—	1,997,626
R M McEwan (15)
2007	116,999	1,321	47,612	50,588	17,725	8,730	—	181,058	—	2,729	426,762
2006	—	—	—	—	—	—	—	—	—	—	—
J K O’Sullivan
2007	848,665	10,260	332,645	395,935	—	96,800	734,820	—	—	19,651	2,438,776
2006	755,600	10,260	291,200	331,200	—	94,400	313,517		—	—	1,846,177
G A Petersen
2007	442,521	10,260	410,576	436,237	—	476,449	607,463	—	—	19,945	2,403,451
2006	542,233	10,260	282,449	282,449	—	102,543	219,233	—	—	—	1,466,779

Total Remuneration
2007	5,756,239	92,757	2,677,344	2,887,178	473,082	4,582,851	6,150,372	578,612	4,458,683	135,189	27,792,307
2006	6,527,775	84,017	2,214,109	2,014,109	115,825	1,896,325	869,932	—	3,595,308	115,825	17,701,262

Other Executives (13)
W Negus
2007	1,004,395	10,260	888,000	943,500	—	67,164	212,720	1,779,157	—	23,257	4,928,453
2006	932,836	10,260	886,000	886,000	—	67,164	194,994	—	—	—	2,977,254

Total Remuneration for Executives
2007	6,750,634	103,017	3,565,344	3,830,678	473,082	4,650,015	6,363,092	2,357,769	4,458,683	158,446	32,710,760
2006 (16)	8,408,211	104,537	6,241,109	7,251,109	115,825	2,014,191	1,381,151	—	3,595,308	—	29,975,050

Grand totals in respect of the financial year ended 30 June 2006 do not necessarily equal the sum of amounts disclosed for individuals listed above as there are different individuals specified as Executives in 2007.
Amounts in the table above reflect remuneration for the time the Executive has been in a Key Management Personnel role i.e. pro-rating is applied relative to the date the Executive commenced or ceased a Key Management Personnel role. Remuneration earned as an Executive prior to appointment to a Key Management Personnel role is not included in the amounts shown for that Executive.

(1)	Reflects the amounts paid in the year ended 30 June and is calculated on a total cost basis. Included may be annual leave accruals and salary sacrifice amounts with the exception of salary sacrifice superannuation which is included under ‘Superannuation’.

(2)	Represents the cost of car parking (including FBT).

(3)	Cash STI payment represents the amount of cash immediately payable to an Executive in recognition of performance for the year ended 30 June, with the exception of STI sacrificed to superannuation which is included under ‘Superannuation’.

(4)	STI deferred in Cash represents the mandatory deferral of 50% of STI payments for Executives for performance to the year ended 30 June 2007. These amounts are deferred until 1 July 2008. Generally, the Executive will need to be an employee of the Bank at the end of the deferral period to receive this portion.

(5)	Represents company contribution to superannuation and includes any allocations made by way of salary sacrifice by Executives.
Commonwealth Bank of Australia Annual Report 2007     65

Directors’ Report — Remuneration Report

(6)	The ‘fair value’ of LTI reward shares has been calculated using a Monte-Carlo simulation method, incorporating the assumptions below :

Reward Share Valuation Assumptions

Purchase Date	Fair Value	Exercise Price	Risk Free Rate	Assumption Term	Dividend Yield	Volatility

30-Nov-02	$16.75	$0.00	5.35%	57 mths	Nil	20.0%
30-Nov-02 Modification	$15.52	$0.00	6.13%	1 day	Nil	15.0%
29-Oct-03	$16.36	$0.00	5.70%	58 mths	Nil	20.0%
29-Oct-03 Modification	$7.47	$0.00	6.13%	1 day	Nil	15.0%
22-Sep-04	$16.72	$0.00	5.48%	59 mths	Nil	15.0%
5-Nov-04	$19.72	$0.00	5.61%	57 mths	Nil	15.0%
23-Nov-05	$24.51	$0.00	5.65%	56 mths	Nil	15.0%
3-Nov-06	$30.62	$0.00	6.04%	47 mths	Nil	15.0%

The assessment has been made as at purchase date for each ERP grant based on the expected future TSR performance of the Bank and each member of its Peer Group. The annualised equivalent of the ‘fair value’ in respect of the number of shares for each grant has been amortised on a straight line basis over the term of the grant.

The one-off modification detailed on page 55 of this report resulted in an increase in the 2002 and 2003 LTI grant values that was expensed in full in the year ended 30 June 2007. The one-off adjustment reflected in the table for each participant is as follows — Mr Cameron $321,781, Ms Chapman $249,963, Mr Cupper $678,205, Mr Grimshaw $883,911, Mr Harley $555,829, Mr Mackrell $649,072, Mr McEwan $140,250, Mr O’Sullivan $250,245 and Mr Petersen $183,920. There was no impact on other Key Management Personnel and Other Executives as they did not participate in the 2002 and 2003 LTI grants. The ‘LTI Reward Shares At Risk’ column amounts shown for Messrs Cameron, Cupper and Harley also reflect some reversals of disclosed amounts in respect of forfeitures of the 2004 and 2005 ERP grants upon ceasing employment, as required under AASB124.

(7)	Represents any severance payments made on termination of employment. For Messrs Cupper and Harley, Termination Benefits include a pro rata grant of Performance Units. These were granted in place of the Reward Shares originally granted under the ERP arrangements. The Reward Shares were automatically forfeited on ceasing employment with the Group. The Performance Units may vest at a future date, depending on the performance of the relevant grant. They may receive all, some or none of these Performance Units, depending on the performance of the grant over the relevant periods. These grants are at Board discretion and are consistent with termination arrangements for executives who have unvested ERP Reward Shares when they exit the Group.

(8)	All Other Benefits payable that are not covered above.

(9)	Mr Cameron ceased employment on 10 May 2007.

(10)	Ms Chapman commenced in her role of Group Executive, Marketing and Communications on 20 July 2006 and this role was expanded to Group Executive, Human Resources and Group Services on 14 November 2006.

(11)	Mr Craig commenced in his role on 11 September 2006.

(12)	Mr Cupper retired from the Group on 3 November 2006. Mr Cupper’s STI payment otherwise deferred and payable on retirement was immediately payable and has been included under ‘Superannuation’.

(13)	Mr Negus, who is not a Key Management Person, and Messrs Cupper, Grimshaw, Harley and Mackrell are the five executives who received the highest remuneration for the year ended 30 June 2007 as defined in the Section 300A of the Corporations Act 2001.

(14)	Mr Harley ceased employment on 16 June 2007.

(15)	Mr McEwan commenced in his role on 14 May 2007.

(16)	Total Remuneration for Executives total values for the year ended 30 June 2006 included a value of $863,609 for STI deferred shares at risk.
Termination Arrangements
The Group’s executive contracts generally provide for severance payments of up to six months in cases where termination of employment is initiated by the Group, other than for misconduct or unsatisfactory performance. Exceptions to these arrangements apply to:
•	Messrs Grimshaw and O’Sullivan, whose contracts allow for a twelve months severance payment where termination is initiated by the Group; and
•	Ms Chapman and Mr McEwan, whose severance payments are linked to years of service with a maximum 64 weeks payment after 19 years service.
There is also generally a four week notice period for either party to terminate the agreement. An exception to this is Mr McEwan, who has a three month notice period.
The contracts for Key Management Personnel and Other Executives do not have a fixed term.
Upon ceasing employment with the Group, executives are entitled to receive their statutory entitlements of accrued annual and long service leave, as well as accrued superannuation benefits.
Executives who cease employment with the Group during a given performance year (ie 1 July to 30 June) will generally not receive a STI payment for that year except in the circumstances of retrenchment, retirement or death. In those circumstances, a pro-rated payment may be made based on the length of service during the performance year.
Deferred cash or shares from previous STI awards are usually forfeited where the executive resigns or is dismissed. In circumstances of retrenchment, retirement or death any cash will generally be paid and unvested shares will generally vest immediately. LTI grants are generally forfeited where the executive resigns or is dismissed. In circumstances of retrenchment, retirement or death, the executive or their estate may, at Board discretion, retain a pro-rated grant of LTI. Vesting of any LTI retained by the executive will still be subject to the performance hurdle relevant to that grant.
66     Commonwealth Bank of Australia Annual Report 2007

Directors’ Report — Remuneration Report
STI Allocations for Executives for the Year Ended 30 June 2007

	Percentage	Percentage	Percentage	Minimum Total	Maximum Total
	Paid	Forfeited	Deferred (1)	Value (2)	Value (3)
	%	%	%	$	$

M A Cameron (4)	—	—	—	—	—
B J Chapman (5)	50	—	50	312,164	643,838
D P Craig (6)	50	—	50	306,647	632,458
L G Cupper (7)	—	—	—	—	—
S I Grimshaw	50	—	50	556,600	1,147,988
H D Harley (8)	—	—	—	—	—
M R Harte	50	—	50	296,100	610,706
G L Mackrell	50	—	50	415,000	855,938
R M McEwan (9)	50	—	50	47,612	98,199
R J Norris	50	—	50	1,425,000	2,939,063
J K O’Sullivan	50	—	50	372,645	768,580
G A Petersen	50	—	50	410,576	846,813
Other Executives
W Negus	50	—	50	—	—

(1)	Will generally vest on 1 July 2008 and be paid in July 2008, subject to not being forfeited due to resignation or misconduct including misrepresentation of performance outcomes. Will generally vest and be immediately payable in circumstances of retrenchment, retirement or death.

(2)	For those executives with a minimum total value greater than zero, this reflects the 50% component of the STI payment which is immediately payable determined by actual performance over the year ended 30 June 2007. Executives generally do not receive an STI payment unless their individual performance is at least meeting expectations.

(3)	Includes interest component calculated at 6.25% of the deferred amount.

(4)	Mr Cameron ceased employment on 14 May 2007.

(5)	Ms Chapman commenced her role of Group Executive, Marketing and Communications on 20 July 2006 and this role was expanded to Group Executive, Human Resources and Group Services on 14 November 2006.

(6)	Mr Craig commenced in his role on 11 September 2006.

(7)	Mr Cupper retired on 3 November 2006.

(8)	Mr Harley ceased employment on 16 June 2007.

(9)	Mr McEwan commenced in his role on 14 May 2007.
LTI Allocations to Executives for the Year Ended 30 June 2007

	Percentage	Percentage	Percentage	Current	Minimum Total	Maximum Total
	Paid (1)	Forfeited	Deferred (1)	Allocation	Value	Value (2)
	%	%	%	(No. of Shares)	$	$

R J Norris	—	—	100	90,910	—	3,961,858
M A Cameron (3)	—	100	—	—	—	—
B J Chapman (4)	—	—	100	17,046	—	742,865
D P Craig (5)	—	—	100	22,728	—	990,486
L G Cupper (6)	—	—	—	—	—	—
S I Grimshaw	—	—	100	32,500	—	1,416,350
H D Harley (7)	—	70	30	8,130	—	354,305
M R Harte	—	—	100	14,318	—	623,978
G L Mackrell	—	—	100	24,318	—	1,059,778
R M McEwan (8)	—	—	100	13,636	—	594,257
J K O’Sullivan	—	—	100	20,580	—	869,876
G A Petersen	—	—	100	25,000	—	1,089,500
Other Executives
W Negus (9)	—	—	100	n/a	—	1,475,000

(1)	Will vest in July 2009 or July 2010 subject to the service conditions and the performance hurdle being met (see page 59). In circumstances of retrenchment, retirement or death, the executive or their estate may, at Board discretion, retain a pro-rated grant of LTIs.

(2)	This equals the “No. of shares/performance units” multiplied by the Bank’s closing share price at the Commencement Date of the grant (14 July 2006), which was $43.58.

(3)	Mr Cameron ceased employment on 10 May 2007.

(4)	Ms Chapman commenced in her role of Group Executive, Marketing and Communications on 20 July 2006 and this role was expanded to Group Executive, Human Resources and Group Services on 14 November 2006.

(5)	Mr Craig commenced in his role on 11 September 2006.

(6)	Mr Cupper retired on 3 November 2006 and was not allocated Reward Shares in the year ended 30 June 2007.

(7)	Mr Harley ceased employment on 16 June 2007 and retained a pro-rated LTI allocation.

(8)	Mr McEwan commenced in his role on 14 May 2007. Mr McEwan participates in ERPUP. For details of ERPUP see page 164.

(9)	Mr Negus participates in a cash settled LTI arrangement that is specific to Colonial First State Global Asset Management (CFS GAM). Allocations under this arrangement vest depending on the CFS GAM net profit before tax growth rate over three years.
Commonwealth Bank of Australia Annual Report 2007     67

Directors’ Report — Remuneration Report
Equity Holdings of Key Management Personnel and Other Executives
Shareholdings
All shares were acquired by Directors on normal terms and conditions or through the Non-Executive Directors’ Share Plan.
Shares awarded under the Equity Reward Plan and the mandatory component of the Equity Participation Plan are registered in the name of the Trustee of the employee share plan trust. For further details of the Non-Executive Directors’ Share Plan, Equity Reward Plan, previous Executive Option Plan and Equity Participation Plan refer to Note 33 to the Financial Statements.
Share trading policy
The Group has guidelines restricting the dealings of Directors and executives in Bank securities. These guidelines are discussed in more detail in the Corporate Governance section of this Annual Report.
Details of shareholdings of Key Management Personnel and Other Executives (or close family or entities controlled, jointly controlled, or significantly influenced by them, or any entity over which any of the aforementioned hold significant voting power) are as follows:
Shares held by Directors

			Acquired/Granted
		Balance	as	On Exercise of	Net Change	Balance
Name	Class	1 July 2006	Remuneration (1)	Options	Other (2)	30 June 2007

Directors
J M Schubert	Ordinary	21,188	2,545	—	685	24,418
J Anderson (3)	Ordinary	10,000	—	—	—	10,000
R J Clairs (4)	Ordinary	16,988	898	—	—	17,886
A B Daniels (5)	Ordinary	18,691	443	—		19,134
C R Galbraith	Ordinary	10,030	856	—	518	11,404
J S Hemstritch (6)	Ordinary	15,400	165	—	—	15,565
S C H Kay	Ordinary	4,390	852	—	659	5,901
W G Kent	Ordinary	16,113	869	—	88	17,070
R J Norris	Ordinary	10,000	—	—	—	10,000
	Reward Shares	100,328	90,910	—	—	191,238
F D Ryan	Ordinary	8,242	954	—	—	9,196
F J Swan	Ordinary	6,974	844	—	363	8,181
D J Turner (7)	Ordinary	—	301	—	—	301
B K Ward (5) (8)	Ordinary	6,629	454	—	126	7,209
H H Young (9)	Ordinary	—	—	—	20,000	20,000

Total For Directors	Ordinary	144,645	9,181	—	22,439	176,265
	Reward Shares	100,328	90,910	—	—	191,238

(1)	For Non-Executive Directors, represents shares acquired under NEDSP on 14 August 2006 and 12 March 2007 by mandatory sacrifice of fees. All shares acquired through NEDSP are subject to a 10 year trading restriction (shares will be tradeable earlier if the Director leaves the Board). For Sir John Anderson and Mr Young the first purchase of shares under NEDSP will occur in August 2007. For Mr Norris this represents Reward Shares granted under the ERP and subject to a performance hurdle. The first possible date for meeting the performance hurdle is 15 July 2009 with the last possible date for vesting being 15 July 2010. See Note 33 for further details on the NEDSP and ERP.

(2)	“Net Change Other” incorporates changes resulting from purchases and sales during the year.

(3)	Sir John Anderson was appointed to the Board with effect from 12 March 2007.

(4)	Mr Clairs’ 1 July 2006 balance has been restated.

(5)	Mr Daniels and Ms Ward retired at the 2006 Annual General Meeting on 3 November 2006.

(6)	Ms Hemstritch was appointed to the Board with effect from 9 October 2006.

(7)	Mr Turner was appointed to the Board with effect from 1 August 2006.

(8)	Ms Ward continued to hold 250 PERLS II Securities as at 30 June 2007.

(9)	Mr Young was appointed to the Board with effect from 13 February 2007.
68     Commonwealth Bank of Australia Annual Report 2007

Directors’ Report — Remuneration Report
Shares held by Executives

			Acquired/Granted
		Balance	as	On Exercise of	Net Change	Balance
Name	Class (1)	30 June 2006	Remuneration	Options	Other (2)	30 June 2007

Executives
M A Cameron (3)	Ordinary	—	—	—	—	—
	Deferred STI	2,848	—	—	(2,848)	—
	Reward Shares	89,620	31,818	—	(121,438)	—
B J Chapman (4)	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	17,046	—	—	17,046
D P Craig (5)	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	22,728	—	—	22,728
L G Cupper (6)	Ordinary	51,355	—	—	50,575	101,930
	Deferred STI	3,267	—	—	(3,267)	—
	Reward Shares	106,440	—	—	(106,440)	—
S I Grimshaw	Ordinary	25,308	—	—	4,691	29,999
	Deferred STI	4,691	—	—	(4,691)	—
	Reward Shares	148,940	32,500	—	(76,300)	105,140
H D Harley (7)	Ordinary	26,281	—	—	13,457	39,738
	Deferred STI	3,853	—	—	(3,853)	—
	Reward Shares	118,140	27,272	—	(145,412)	—
M R Harte	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	14,318	—	—	14,318
G L Mackrell	Ordinary	34,930	—	—	4,878	39,808
	Deferred STI	3,392	—	—	(3,392)	—
	Reward Shares	110,800	24,318	—	(55,100)	80,018
R M McEwan (8)	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	—	—	—	—
J K O’Sullivan	Ordinary	8,916	—	—	36,851	45,767
	Deferred STI	3,351	—	—	(3,351)	—
	Reward Shares	82,690	20,580	—	(33,500)	69,770
G A Petersen	Ordinary	9,907	—	—	4,745	14,652
	Deferred STI	1,850	—	—	(1,850)	—
	Reward Shares	55,780	25,000	—	(16,000)	64,780
Other Executives
W Negus	Ordinary	3,680	—	—	—	3,680
	Deferred STI	—	—	—	—	—
	Reward Shares	40,500	—	—	—	40,500

Total for Executives	Ordinary	160,377	—	—	115,197	275,574
	Deferred STI	23,252	—	—	(23,252)	—
	Reward Shares	752,910	215,580	—	(554,190)	414,300

(1)	Represents:

•	Deferred STI — acquired under the mandatory component of the Bank’s Equity Participation Plan (EPP). Shares were purchased on 31 October 2004 in two equal tranches, vesting on 1 July 2005 and 1 July 2006 respectively. See Note 33 to the Financial Statements for further details on the EPP.

•	Reward Shares — granted under the Equity Reward Plan (ERP) and are subject to a performance hurdle. The first possible date for meeting the performance hurdle is 23 September 2007 with the last possible date for vesting being 15 July 2010. See Note 33 for further details on the ERP.

(2)	“Net Change Other” incorporates changes resulting from purchases, sales and forfeitures during the year by executives and vesting of deferred STI and Reward Shares (which became ordinary shares).

(3)	Mr Cameron ceased employment on 10 May 2007.

(4)	Ms Chapman commenced in her role on 20 July 2006. Ms Chapman holds 10,000 Perpetual Preference Shares in ASB Capital Notes 2.

(5)	Mr Craig commenced in his role on 11 September 2006.

(6)	Mr Cupper retired on 3 November 2006 and was not allocated Reward Shares in the year ended 30 June 2007. He acquired 6,000 PERLS III securities during the year, and continued to hold them at 30 June 2007.

(7)	Mr Harley ceased employment on 16 June 2007.

(8)	Mr McEwan commenced in his role on 14 May 2007.
Commonwealth Bank of Australia Annual Report 2007     69

Directors’ Report — Remuneration Report
Option Holdings
On 1 July 2006, Mr L G Cupper held options over 75,000 Bank shares, which have an exercise price of $30.12 per share. None of these options were exercised during the year, and at 30 June 2007, Mr Cupper continued to hold options over 75,000 shares which were vested and exercisable. Mr Cupper retired on 3 November 2006.
Shares Vested During the Year ended 30 June 2007

Name	Deferred STI Vested	Reward Shares Vested

Directors
R J Norris	—	—

Executives
M A Cameron (1)	2,848	27,300
B J Chapman (2)	—	—
D P Craig (3)	—	—
L G Cupper (4)	3,267	44,250
S I Grimshaw	4,691	56,800
H D Harley (5)	3,853	39,700
M R Harte	—	—
G L Mackrell	3,392	40,350
R M McEwan (6)	—	—
J K O’Sullivan	3,351	33,500
G A Petersen	1,850	12,000

Total for Key Management Personnel	23,252	253,900

Other Executives
W Negus	—	—

Total	23,252	253,900

(1)	Mr Cameron ceased employment on 10 May 2007.

(2)	Ms Chapman commenced in her role on 20 July 2006.

(3)	Mr Craig commenced in his role on 11 September 2006.

(4)	Mr Cupper retired on 3 November 2006.

(5)	Mr Harley ceased employment on 16 June 2007.

(6)	Mr McEwan commenced in his role on 14 May 2007.
70     Commonwealth Bank of Australia Annual Report 2007

Directors’ Report — Remuneration Report
Total Loans to Key Management Personnel and Other Executives

		Balance	Interest	Interest Not		Balance	Number in
	Year Ended	1 July	Charged	Charged	Write-off	30 June	Group at
	30 June	$000s	$000s	$000s	$000s	$000s	30 June

Directors
	2007	464	21	—	—	464	1
	2006	—	379	—	—	5,729	1
Executives
	2007	9,178	425	—	—	5,965	6
	2006	9,894	550	—	—	9,284	7

Total for Key Management Personnel
	2007	9,642	446	—	—	6,429	7
	2006	9,894	929	—	—	15,013	8

Other Executives	2007	554	35			443	1
	2006	554	31	—	—	442	1

Total	2007	10,196	481	—	—	6,872	8
	2006	10,448	960	—	—	15,455	9

Details of Individuals with Loans above $100,000 in the reporting period are as follows:
Individual Loans above $100,000 to Key Management Personnel and Other Executives

						Highest
	Balance	Interest	Interest Not		Balance	Balance
	1 July 2006	Charged	Charged	Write-off	30 June 2007	in Period
	$000s	$000s	$000s	$000s	$000s	$000s

Directors
R J Norris (1)	464	21	—	—	464	1,037

Executives
B J Chapman (1) (2)	825	18	—	—	—	825
M A Cameron (3)	358	6	—	—	303	358
	300	19	—	—	300	302
S I Grimshaw	857	29	—	—	—	978
	391	13	—	—	—	393
H D Harley (4)	304	36	—	—	280	304
G L Mackrell	1,017	25	—	—	647	1,017
R M McEwan (1) (5)	218	2	—	—	218	218
J K O’Sullivan	1,500	97	—	—	1,500	1,500
	582	43	—	—	759	760
	614	38	—	—	515	618
	274	7	—	—	178	275
	647	42	—	—	647	647
	200	12	—	—	—	200
	101	—	—	—	—	101
G A Petersen	155	1	—	—	—	155
	800	33	—	—	450	800
	—	1	—	—	192	192

Total for Key Management Personnel	9,607	443	—	—	6,453	10,680

Other Executives
W Negus	442	33	—	—	442	442
	112	2	—	—	1	1

Total	10,161	478	—	—	6,896	11,123

(1)	Balance declared in NZD for Mr Norris, Ms Chapman and Mr McEwan. Exchange rate taken from Reserve Bank of Australia as at 29 June 2007.

(2)	Ms Chapman commenced in her role on 20 July 2006.

(3)	Mr Cameron ceased employment on 10 May 2007.

(4)	Mr Harley ceased employment on 16 June 2007.

(5)	Mr McEwan commenced in his role on 14 May 2007.
Commonwealth Bank of Australia Annual Report 2007     71

Directors’ Report — Remuneration Report
Terms and Conditions of Loans
All loans to Key Management Personnel and Other Executives (or close family or entities controlled, jointly controlled, or significantly influenced by them, or any entity over which any of the aforementioned hold significant voting power) have been provided on an arm’s length commercial basis including the term of the loan, security required and the interest rate (which may be fixed or variable).
Other Transactions of Key Management Personnel and Other Executives and Related Parties
Financial Instrument Transactions
Financial instrument transactions (other than loans and shares disclosed above) of Key Management Personnel and Other Executives occur in the ordinary course of business on an arm’s length basis.
Disclosure of financial instrument transactions regularly made as part of normal banking operations is limited to disclosure of such transactions with Key Management Personnel and Other Executives and entities controlled or significantly influenced by them.
All such financial instrument transactions that have occurred between entities within the Group and their Key Management Personnel and Other Executives have been trivial or domestic and were in the nature of normal personal banking and deposit transactions.
Transactions other than Financial Instrument Transactions of Banks
All other transactions with Key Management Personnel, Other Executives and their related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services by entities not controlled by the Group.
Mr Galbraith was a partner in the law firm Allens Arthur Robinson to 31 January 2006. Mr Galbraith was a salaried adviser to this law firm from 1 February 2006 to 30 June 2007. Allens Arthur Robinson acted for the Group in the provision of legal services during the financial year. The fees for these services amounted to $1,867,268.
Audit
Certain disclosures required by AASB124 have been made in this Remuneration Report. Pages 50 to 72 of this report have been audited as required.
72     Commonwealth Bank of Australia Annual Report 2007

Directors’ Report
Company Secretaries
The details of the Bank’s Company Secretaries, including their experience and qualifications are set out below.
John Hatton has been Company Secretary of the Commonwealth Bank of Australia since 1994.
From 1985-1994, he was a solicitor with the Bank’s Legal Department.
He has a Bachelor of Laws degree from Sydney University and was admitted as a solicitor in New South Wales. He is a Fellow of Chartered Secretaries Australia and a Member of the Australian Institute of Company Directors.
Carla Collingwood was appointed a Company Secretary to the Bank in July 2005.
From 1994 until 2005, she was a solicitor with the Bank’s Legal Services Department, before being appointed to the position of General Manager, Secretariat. She holds a Bachelor of Laws degree (Hons.) and a Graduate Diploma in Company Secretary Practice from Chartered Secretaries Australia.
Non-Audit Services
Amounts paid or payable to Ernst & Young for non-audit services provided during the year, as set out in the Annual Report in Note 39 to the Financial Statements are as follows:

	$’000

Regulatory audits, reviews, attestations and assurances for Group entities – Australia	582
Regulatory audits, reviews, attestations and assurances for Group entities – Off shore	770
APRA reporting (including the tripartite review)	1,168
Financial and other audits, reviews, attestations and assurances for Group entities — Australia	—
Financial and other audits, reviews, attestations and assurances for Group entities – Off shore	17
Assurance services relating to Sarbanes Oxley legislation compliance	—
Agreed upon procedures and comfort letters in respect of financing, debt raising and related activities	239

Total	2,776	(1)

(1)	An additional amount of $4,948,000 was paid to Ernst & Young by way of fees paid for Non-Audit Services provided to entities not consolidated into the Financial Statements, being managed investment schemes and superannuation funds. $4,532,000 of this amount related to statutory audits, with the residual relating to reviews, attestations and assurances.
Amounts paid or payable for audit services to Ernst & Young totalled $12,368,000 and to other auditors totalled $90,000.
The Bank has in place an Independent Auditor Services Policy, details of which are set out in the Corporate Governance section of this Annual Report, to assist in ensuring the independence of the Bank’s external auditor.
The Audit Committee has considered the provision, during the year, of non-audit services by Ernst & Young and has concluded that the provision of those services did not compromise the auditor independence requirements of the Corporations Act.
The Audit Committee advised the Board accordingly and, after considering the Committee’s advice, the Board of Directors agreed that it was satisfied that the provision of the non-audit services by Ernst & Young during the year was compatible with the general standard of independence imposed by the Corporations Act.
The reasons for the Directors being satisfied that the provision of the non-audit services during the year did not compromise the auditor independence requirements of the Corporations Act are:
•	The operation of the Independent Auditor Services Policy during the year to restrict the nature of non-audit services engagements, to prohibit certain services and to require Audit Committee pre-approval for all such engagements; and
•	The relative quantum of fees paid for non-audit services compared to the quantum of audit fees.
The above Directors’ statements are in accordance with the advice received from the Audit Committee.
Auditor’s Declaration of Independence
We have obtained an independence declaration from our auditor, Ernst & Young as presented on the following page.
Incorporation of Additional Material
This report incorporates the Chairman’s Statement (pages 2 to 3), Highlights (pages 6 to 9), Analysis sections for Banking (pages 10 to 19), Funds Management and Insurance (pages 20 to 26) and Shareholding Information (pages 218 to 221) sections of this Annual Report.
Signed in accordance with a resolution of the Directors.

J M Schubert
Chairman	R J Norris
15 August 2007	Managing Director and Chief Executive Officer
Commonwealth Bank of Australia Annual Report 2007     73

Directors’ Report

Auditor’s Independence Declaration to the Directors of Commonwealth Bank of Australia
In relation to our audit of the financial report of Commonwealth Bank of Australia for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ernst & Young
S J Ferguson
Partner
15 August 2007
Liability limited by the Accountants Scheme, approved
under the Professional Standards Act 1994 (NSW).
74     Commonwealth Bank of Australia Annual Report 2007

Five Year Financial Summary

	AIFRS (1)			AGAAP (1)
	2007	2006	2005	2004	2003
	$M	$M	$M	$M	$M

Income Statement
Net interest income	7,036	6,514	6,026	5,410	5,026
Other operating income	6,272	5,567	5,076	5,081	4,373

Total operating income	13,308	12,081	11,102	10,491	9,399
Loan Impairment expense	434	398	322	276	305
Operating expenses:
Comparable business	6,427	5,994	5,719	5,500	5,312
Initiatives including Which new Bank	—	—	150	749	239

Total operating expenses	6,427	5,994	5,869	6,249	5,551
Net profit before income tax	6,447	5,689	4,911	3,966	3,543
Corporate tax expense	(1,816)	(1,605)	(1,409)	(1,262)	(958)
Minority interests	(27)	(31)	(10)	(9)	(6)

Net profit after income tax (“cash basis”)	4,604	4,053	3,492	2,695	2,579
Defined benefit superannuation plan income/(expense)	5	(25)	(53)	—	—
Treasury shares valuation adjustment	(75)	(100)	(39)	—	—
Appraisal value uplift/(reduction)	—	—	—	201	(245)
One-off AIFRS mismatches	(64)	—	—	—	—
Goodwill amortisation	—	—	—	(324)	(322)

Net profit after income tax attributable to Equity holders of the Bank	4,470	3,928	3,400	2,572	2,012

Contributions to profit (after tax)
Banking	3,763	3,227	2,913	2,675	2,376
Funds management	492	400	351	274	233
Insurance	253	215	156	129	65

Net profit after income tax (“underlying basis”)	4,508	3,842	3,420	3,078	2,674
Shareholder investment returns	96	66	177	152	73
Which new Bank	—	—	(105)	(535)	(168)
Profit on sale of the Hong Kong Insurance Business	—	145	—	—	—

Net profit after income tax (“cash basis”)	4,604	4,053	3,492	2,695	2,579
Defined benefit superannuation plan expense	5	(25)	(53)	—	—
Treasury shares valuation adjustment	(75)	(100)	(39)	—	—
One-off AIFRS mismatches	(64)	—	—	—	—
Goodwill amortisation	—	—	—	(324)	(322)
Appraisal value uplift/(reduction)	—	—	—	201	(245)

Net profit after income tax	4,470	3,928	3,400	2,572	2,012

Balance Sheet
Loans, advances and other receivables	299,779	259,176	228,346	189,391	160,347
Total assets	425,139	369,103	337,404	305,995	265,110

Deposits and other public borrowings	203,382	173,227	168,026	163,177	140,974
Total liabilities	400,695	347,760	314,761	281,110	242,958

Shareholders’ equity	24,444	21,343	22,643	22,405	20,024
Net tangible assets	15,158	12,087	10,938	17,700	14,995

Risk weighted assets	245,347	216,438	189,559	169,321	146,808

Average interest earning assets	316,048	274,798	244,708	214,187	188,270
Average interest bearing liabilities	294,792	255,100	225,597	197,532	174,737

Assets (on Balance Sheet)
Australia	341,588	304,831	280,255	252,652	221,248
New Zealand	55,916	43,318	41,383	35,059	27,567
Other	27,635	20,954	15,766	18,284	16,295

Total assets	425,139	369,103	337,404	305,995	265,110

(1)	The Group adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result the 2007, 2006 and 2005 results are presented on an AIFRS basis, while the 2004 and 2003 results are presented on the previous AGAAP basis.
Commonwealth Bank of Australia Annual Report 2007     75

Five Year Financial Summary

	AIFRS (1)			AGAAP(1)
	2007	2006	2005	2004	2003

Shareholder Summary
Dividend per share – fully franked (cents)	256	224	197	183	154
Dividend cover – statutory (times)	1.4	1.4	1.3	1.1	0.9
Dividend cover – cash (times)	1.4	1.4	1.3	1.1	1.3
Dividend cover – underlying (times)	1.3	1.3	1.3	1.3	1.4
Earnings per share (cents)
Basic
Statutory	344.7	308.2	259.6	196.9	157.4
Cash basis	353.0	315.9	264.8	206.6	202.6
Underlying basis	345.6	299.4	259.2	237.1	210.2
Fully diluted
Statutory	339.7	303.1	255.3	196.8	157.3
Cash basis	347.8	310.5	260.5	206.5	202.5
Underlying basis	340.7	294.7	255.0	237.0	210.0
Dividend payout ratio (%)
Statutory	75.2	73.3	77.0	93.5	97.7
Cash basis	73.0	71.0	74.9	89.1	75.9
Underlying basis	74.5	74.9	76.5	77.6	73.3
Net tangible assets per share ($)	11.65	9.42	8.54	12.22	11.41
Weighted average number of shares (statutory basic)	1,281	1,275	1,260	1,256	1,253
Weighted average number of shares (fully diluted)	1,344	1,329	1,316	1,257	1,254
Weighted average number of shares (cash basic)	1,289	1,283	1,269	1,256	1,253
Weighted average number of shares (cash fully diluted)	1,352	1,338	1,325	1,257	1,254
Number of Shareholders	696,118	698,552	704,906	714,901	746,073
Share prices for the year ($)
Trading high	56.16	47.41	38.52	33.54	32.75
Trading low	42.98	36.62	28.79	27.00	23.05
End (closing price)	55.25	44.41	37.95	32.58	29.55

Performance Ratios (%)
Return on average Shareholders’ equity
Statutory	20.7	20.4	18.2	12.5	10.5
Cash basis	22.1	21.3	18.8	12.7	13.1
Underlying basis	21.6	20.2	18.4	14.6	13.6
Return on average total assets
Statutory	1.2	1.1	1.1	0.9	0.8
Cash basis	1.2	1.1	1.1	0.9	1.0
Underlying basis	1.2	1.1	1.1	1.1	1.0
Capital adequacy – Tier One	7.14	7.56	7.46	7.43	6.96
Capital adequacy – Tier Two	3.41	3.10	3.21	3.93	4.21
Deductions	(0.79)	(1.00)	(0.92)	(1.11)	(1.44)
Capital adequacy – Total	9.76	9.66	9.75	10.25	9.73
Net interest margin	2.19	2.34	2.43	2.53	2.67

Other Information (numbers)
Full-time equivalent employees	37,873	36,664	35,313	36,296	35,845
Branches/services centres (Australia)	1,010	1,005	1,006	1,012	1,014
Agencies (Australia)	3,833	3,836	3,864	3,866	3,893
ATMs (proprietary)	3,242	3,191	3,154	3,109	3,116
EFTPOS terminals	177,232	148,220	137,240	126,049	129,259
EzyBanking locations	907	862	841	815	760

Productivity
Total net operating income per full-time (equivalent) employee ($)	351,385	329,506	314,388	289,040	262,212
Employee expense/Total operating income (%)	24.4	23.4	24.1	24.3	26.4
Total operating expenses/Total operating income (%)	48.3	49.6	52.9	59.6	59.1

(1)	The Group adopted AIFRS accounting standards for the reporting period beginning 1 July 2004. As a result the 2007, 2006 and 2005 results are presented on an AIFRS basis, while the 2004 and 2003 results are presented on the previous AGAAP basis.
76     Commonwealth Bank of Australia Annual Report 2007

Financial Statements
Commonwealth Bank of Australia Annual Report 2007     77

Financial Statements
Income Statements
For the year ended 30 June 2007

	Group				Bank
		2007	2006	2005	2007	2006
	Note	$M	$M	$M	$M	$M

Interest income	2	23,862	19,758	16,781	20,068	16,027
Interest expense	2	16,826	13,244	10,755	14,916	11,305

Net interest income		7,036	6,514	6,026	5,152	4,722
Other operating income	2	3,341	3,036	2,845	5,522	5,540

Net banking operating income (1)		10,377	9,550	8,871	10,674	10,262

Funds management income		1,871	1,589	1,247	—	—
Investment revenue		2,120	2,098	1,956	—	—
Claims and policyholder liability expense		(2,020)	(2,064)	(1,871)	—	—

Net funds management operating income	2	1,971	1,623	1,332	—	—

Premiums from insurance contracts		1,117	1,052	1,132	—	—
Investment revenue		858	1,031	1,186	—	—
Claims and policyholder liability expense from insurance contracts		(932)	(970)	(1,243)	—	—

Insurance margin on services operating income	2	1,043	1,113	1,075	—	—

Total net operating income	2	13,391	12,286	11,278	10,674	10,262

Loan Impairment expense	2,14,15	434	398	322	390	380
Operating expenses:
Comparable business	2	6,427	5,994	5,719	4,882	4,604
Which new Bank		—	—	150	—	—

Total operating expenses	2	6,427	5,994	5,869	4,882	4,604
Defined benefit superannuation plan income/(expense)	2,44	8	(35)	(75)	8	(35)

Net profit before income tax	2	6,538	5,859	5,012	5,410	5,243
Corporate tax expense	5	1,775	1,569	1,374	933	976
Policyholder tax expense	5	266	331	228	—	—

Net profit after income tax		4,497	3,959	3,410	4,477	4,267
Minority interests		(27)	(31)	(10)	—	—

Net profit attributable to Equity holders of the Bank		4,470	3,928	3,400	4,477	4,267

(1)	Net Banking operating income of the Bank is greater than the Group due to the receipt of tax exempt intragroup dividends.

	Group
		2007	2006	2005
	Note		Cents per share

Earnings per share:
Basic	7	344.7	308.2	259.6
Fully diluted	7	339.7	303.1	255.3
Dividends per share attributable to Shareholders of the Bank:
Ordinary shares	6	256	224	197
PERLS (1)		—	—	1,115
Trust preferred securities (TPS) – issued 6
August 2003 (1)		—	—	7,795
PERLS II – issued 6 January 2004 (1)		—	—	908
Trust preferred securities (TPS) – issued 8
March 2006		7,821	—	—

(1)	Instruments reclassified to loan capital on adoption of AIFRS from 1 July 2005.

	$M	$M	$M

Net profit after income tax comprises:
Net profit after income tax (“underlying basis”)	4,508	3,842	3,420
Shareholder investment returns (after tax)	96	66	177
Which new Bank (after tax)	—	—	(105)
Profit on sale of the Hong Kong Insurance Business	—	145	—

Net profit after income tax (“cash basis”)	4,604	4,053	3,492

Defined benefit superannuation plan income/(expense)	5	(25)	(53)
Treasury shares valuation adjustment	(75)	(100)	(39)
One-off AIFRS mismatches	(64)	—	—

Net profit after income tax (“statutory basis”)	4,470	3,928	3,400

78     Commonwealth Bank of Australia Annual Report 2007

Financial Statements
Balance Sheets
As at 30 June 2007

	Group			Bank
		2007	2006	2007	2006
	Note	$M	$M	$M	$M

Assets
Cash and liquid assets (1)	8	10,108	5,868	7,401	4,819
Receivables due from other financial institutions	9	5,495	7,107	5,772	7,464
Assets at fair value through Income Statement:	10
Trading		21,469	15,758	20,287	13,926
Insurance		23,519	24,437	—	—
Other (1)		4,073	2,207	448	396
Derivative assets	11	12,743	9,675	13,862	9,938
Available-for-sale investments	12	9,672	11,203	8,468	9,914
Loans, advances and other receivables	13	299,779	259,176	247,281	212,699
Bank acceptances of customers	15	18,721	18,310	18,721	18,439
Shares in and loans to controlled entities	17	—	—	37,512	36,150
Investment property	18	—	258	—	—
Property, plant and equipment	19	1,436	1,313	1,112	1,026
Investment in associates	46	836	190	749	114
Intangible assets	20	7,835	7,809	2,788	2,738
Deferred tax assets	5	922	650	665	392
Other assets	21	7,157	5,141	6,786	4,624

		423,765	369,102	371,852	322,639
Assets held for sale	22	1,374	1	21	1

Total Assets		425,139	369,103	371,873	322,640

Liabilities
Deposits and other public borrowings	23	203,382	173,227	178,944	155,956
Payables due to other financial institutions	24	14,386	11,184	14,322	11,131
Liabilities at fair value through Income Statement	25	19,431	13,811	5,206	2,085
Derivative liabilities	11	16,680	10,820	16,786	10,955
Bank acceptances	15	18,721	18,310	18,721	18,439
Due to controlled entities	—	—	—	45,558	32,435
Current tax liabilities	26	882	378	800	334
Deferred tax liabilities	5	1,576	1,336	731	640
Other provisions	27	878	821	734	690
Insurance policy liabilities	38	21,613	22,225	—	—
Debt issues	28	85,490	78,591	47,760	52,198
Managed funds units on issue	29	310	1,109	—	—
Bills payable and other liabilities	30	7,346	6,053	6,366	4,299

		390,695	337,865	335,928	289,162
Loan capital	31	10,000	9,895	10,422	10,688

Total Liabilities		400,695	347,760	346,350	299,850

Net Assets		24,444	21,343	25,523	22,790

Shareholders’ Equity

Share capital:
Ordinary share capital	33	14,483	13,505	14,691	13,766
Other equity instruments	33	939	939	1,895	1,895
Reserves	32	2,143	1,904	2,622	2,657
Retained profits	32	6,367	4,487	6,315	4,472

Shareholders’ equity attributable to Equity holders of the Bank		23,932	20,835	25,523	22,790

Minority interests:
Controlled entities	34	512	508	—	—

Total Minority Interests		512	508	—	—

Total Shareholders’ equity		24,444	21,343	25,523	22,790

(1)	During the current year, certain ASB Bank overnight settlement account balances were reclassified from Assets at fair value through Income Statement to Cash and liquid assets. Prior periods have been restated on a consistent basis.
Commonwealth Bank of Australia Annual Report 2007     79

Financial Statements
Statements of Recognised Income and Expense
For the year ended 30 June 2007

	Group				Bank
		2007	2006	2005	2007	2006
	Note	$M	$M	$M	$M	$M

Actuarial gains and losses from defined benefit superannuation plans	32,44	414	387	110	414	387
Gains and losses on cash flow hedging instruments:
Recognised in equity	32	429	89	—	125	58
Transferred to the Income Statement	32	120	(58)	—	167	(51)
Gains and losses on available-for-sale investments:
Recognised in equity	32	28	51	—	18	52
Transferred to the Income Statement on disposal	32	(138)	(33)	—	(119)	(31)
Transferred to the Income Statement on impairment	32	—	(3)	—	—	(3)
Revaluation of properties	32	79	19	29	75	14
Transfer from Foreign Currency Translation
Reserve to the Income Statement on disposal	32	—	41	—	—	—
Exchange differences on translation of foreign operations	32	54	(232)	(141)	(119)	(8)
Income tax on items transferred directly to/from equity:
Foreign Currency Translation Reserve	32	(13)	13	—	(1)	—
Available-for-sale investments revaluation reserve	32	10	(6)	—	14	7
Revaluation of properties	32	(23)	(4)	—	(23)	(3)
Cash flow hedge reserve	32	(168)	(11)	—	(87)	(2)

Net income recognised directly in equity		792	253	(2)	464	420
Profit for the period		4,497	3,959	3,410	4,477	4,267

Total net income recognised for the period		5,289	4,212	3,408	4,941	4,687

Attributable to:
Equity holders of the Bank		5,262	4,181	3,398	4,941	4,687
Minority interests		27	31	10	—	—

Total net income recognised for the period		5,289	4,212	3,408	4,941	4,687

80     Commonwealth Bank of Australia Annual Report 2007

Financial Statements
Statements of Cash Flows(1)
For the year ended 30 June 2007

	Group					Bank
			2007	2006	2005	2007	2006
	Note		$M	$M	$M	$M	$M

Cash Flows From Operating Activities
Interest received			23,123	19,712	16,781	19,471	16,268
Interest paid			(16,405)	(12,555)	(10,720)	(14,614)	(11,348)
Other operating income received			4,627	4,319	4,559	2,826	2,715
Expenses paid			(5,699)	(5,813)	(5,678)	(4,364)	(4,318)
Income taxes paid			(1,942)	(1,980)	(985)	(1,056)	(1,117)
Net decrease/(increase) in trading securities			—	—	318	—	—
Assets at fair value through Income Statement (excluding life insurance)			(1,715)	(307)	—	(3,206)	(1,926)
Life insurance:
Investment income			2,296	2,399	1,572	—	—
Premiums received (2)			2,431	2,338	3,183	—	—
Policy payments (2)			(5,346)	(4,938)	(4,664)	—	—
Liabilities at fair value through Income Statement (excluding life insurance)			5,722	1,445	—	3,373	504

Cash Flows from operating activities before changes in operating assets and liabilities			7,092	4,620	4,366	2,430	778

Changes in operating assets and liabilities arising from cash flow movements
Movement in investment securities:
Purchases			—	—	(22,608)	—	—
Proceeds from sale			—	—	396	—	—
Proceeds at or close to maturity			—	—	22,799	—	—
Movement in available-for-sale investments:
Purchases			(22,214)	(28,189)	—	(21,411)	(25,310)
Proceeds from sale			728	646	—	1,101	558
Proceeds at or close to maturity			21,891	24,831	—	20,582	21,828
Lodgement of deposits with regulatory authorities			(8)	(29)	(7)	(2)	(1)
Net (increase) in loans, advances and other receivables			(37,885)	(31,996)	(31,721)	(35,037)	(28,936)
Net (increase)/decrease in receivables due from other financial institutions not at call			833	(881)	1,097	2,089	(793)
Net (increase)/decrease in securities purchased under agreements to resell			(1,647)	537	991	(1,867)	740
Life insurance business:
Purchase of insurance assets at fair value through Income Statement			(8,476)	(8,078)	(14,165)	—	—
Proceeds from sale/maturity of insurance assets at fair value through Income Statement			8,842	9,398	15,281	—	—
Net increase in deposits and other borrowings			26,361	12,799	6,332	20,914	13,284
Net proceeds from issuance of debt securities			6,316	14,605	17,934	(5,254)	13,331
Net increase in payables due to other financial institutions not at call			1,865	2,571	449	1,864	2,566
Net increase/(decrease) in securities sold under agreements to repurchase			1,943	328	(1,480)	2,013	328

Changes in operating assets and liabilities arising from cash flow movements			(1,451)	(3,458)	(4,702)	(15,008)	(2,405)

Net cash provided by/(used in) operating activities	49	(a)	5,641	1,162	(336)	(12,578)	(1,627)

Cash Flows from Investing Activities
Payment for acquisition of entities and management rights	49	(e)	(7)	(414)	(40)	—	(26)
Proceeds from disposal of controlled entities	49	(c)	—	553	—	—	—
Proceeds from disposal of entities and businesses (net of cash disposals)			16	35	173	—	—
Dividends received			3	4	3	1,881	2,080
Net amounts received from controlled entities			—	—	—	11,760	1,531
Proceeds from sale of property, plant and equipment			53	32	30	49	17
Purchases of property, plant and equipment			(314)	(385)	(286)	(242)	(329)
Payment for acquisitions of investments in associates/joint ventures			(6)	(152)	(42)	(6)	(102)
Purchases of intangible assets			(130)	(90)	(92)	(51)	(95)
Purchases of assets held for sale			(1,091)	—	—	—	—
Net decrease in other assets			(800)	31	1,055	(738)	371

Net cash (used in)/provided by investing activities			(2,276)	(386)	801	12,653	3,447

(1)	It should be noted that the Group does not use these accounting Statements of Cash Flows in the internal management of its liquidity positions.

(2)	Represents gross premiums and policy payments before splitting between policyholders and Shareholders.
Commonwealth Bank of Australia Annual Report 2007     81

Financial Statements
Statements of Cash Flows (1)
For the year ended 30 June 2007

	Group					Bank
			2007	2006	2005	2007	2006
	Note		$M	$M	$M	$M	$M

Cash Flows from Financing Activities
Buy-back of shares			—	(500)	—	—	(500)
Proceeds from issue of shares (net of costs)			19	49	66	19	49
Proceeds from issue of preference shares to minority interests			—	—	323	—	—
Proceeds from issue of other equity instruments (net of costs)			—	939	—	—	1,895
Dividends paid (excluding Dividend Reinvestment Plan)			(2,284)	(2,163)	(2,083)	(2,229)	(2,163)
Net movement in other liabilities			219	139	(330)	1,197	(3,313)
Net sale/(purchase) of treasury shares			55	(10)	(60)	(55)	(2)
Issue of loan capital			1,865	2,446	1,233	1,865	3,152
Redemption of loan capital			(965)	(915)	(1,392)	(965)	(918)
Other			(228)	1	55	(20)	(93)

Net cash (used in) financing activities			(1,319)	(14)	(2,188)	(188)	(1,893)

Net increase/(decrease) in cash and cash equivalents			2,046	762	(1,723)	(113)	(73)
Cash and cash equivalents at beginning of period			2,038	1,276	2,999	241	314

Cash and cash equivalents at end of period	49	(b)	4,084	2,038	1,276	128	241

(1)	It should be noted that the Group does not use these accounting Statements of Cash Flows in the internal management of its liquidity positions.
82     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 1 Accounting Policies
General Information
The Financial Statements of the Commonwealth Bank of Australia (the “Bank”) and the Bank and its subsidiaries (the “Group”) for the year ended 30 June 2007, were approved and authorised for issue by the Board of Directors on 15 August 2007.
The Bank is incorporated and domiciled in Australia. It is a company limited by shares that are publicly traded on the Australian Stock Exchange. The address of its registered office is Level 7, 48 Martin Place, Sydney, NSW 1155, Australia.
The Group is one of Australia’s leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Group during the financial period were:
(i) Banking
The Group provides retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts, and demand and term deposits. The Group also offers commercial products including business loans, equipment and trade finance, and rural and Agribusiness products. The Group also has full service banking operations in New Zealand, Fiji, and Indonesia. The Group has wholesale banking operations in London, New York, Hong Kong, Singapore, Indonesia, regions of China, Tokyo and Malta.
(ii) Funds Management
The Group’s funds management business comprises wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and international shares, property, fixed interest and cash. The Group also has funds management businesses in New Zealand, the United Kingdom and Asia.
(iii) Insurance
The Group provides term insurance, disability insurance, annuities, master trusts, investment products and household general insurance. Life insurance operations are also conducted in New Zealand, where the Group has the leading market share, and throughout Asia and the Pacific.
There have been no significant changes in the nature of the principal activities of the Group during the financial year.
(a) Bases of accounting
This general purpose Financial Report for the reporting period ended 30 June 2007 has been prepared in accordance with the Australian equivalent to International Financial Reporting Standards (“AIFRS”) and the requirements of the Corporations Act 2001.
The basis of the AIFRS standards are the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. As a result of complying with AIFRS, the Group accounts also comply with IFRS, and interpretations adopted by the International Accounting Standards Board.
The preparation of the Annual Financial Report in conformity with AIFRS requires management to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes.
The use of available information and the application of judgement are inherent in the formation of estimates. Actual results could differ from these estimates.
(b) Basis of preparation
The Financial Statements are prepared on the basis of historical cost except that the following assets and liabilities are measured at fair value: derivative financial instruments, assets and liabilities at fair value through Income Statement, available-for-sale investments, insurance policy liabilities, domestic bills discounted which are included in loans, advances and other receivables, investment property which backs liabilities paying a return linked to the fair value or returns from assets including the investment property, owner-occupied property, defined benefit plan assets and liabilities, employee share-based remuneration liabilities and recognised assets and liabilities attributable to the hedged risk in a hedging relationship that qualifies for hedge accounting treatment.
For the financial year ended 30 June 2005 and all prior years the Annual Financial Report was prepared under the Australian accounting standards applicable to reporting periods beginning prior to 1 January 2005 (“AGAAP”).
The accounting policies which changed as a result of the adoption of AIFRS were applied retrospectively and consistently by the Group from 1 July 2004, except for the following financial instruments and insurance standards which were adopted and applied from 1 July 2005 onwards:
i) AASB 132 Financial Instruments – Disclosure and Presentation;
ii) AASB 139 Financial Instruments – Recognition and Measurement;
iii) AASB 4 Insurance Contracts;
iv) AASB 1023 General Insurance Contracts; and
v) AASB 1038 Life Insurance Contracts.
Differences in measurement, recognition and disclosure arising from these standards have been noted where relevant in the change in accounting policy section within each topic.
Comparison with 2005 results should be read in conjunction with the following accounting policy notes.
AIFRS was applied retrospectively subject to the following elections under AASB 1 First-Time Adoption of AIFRS:
i) not to restate any past business combinations that occurred prior to 1 July 2004 in preparing the Group’s opening AIFRS Balance Sheet at 30 June 2005; and
ii) to transfer the Foreign Currency Translation Reserve as at 1 July 2004 to Retained Profits.
The Group has applied previous AGAAP in the 2005 comparative information to financial instruments and insurance contracts within the scope of the above standards.
The Financial Report is presented in Australian dollars.
The following standards, interpretations and amendments will be applied by the Group from the financial year commencing 1 July 2007:
•	AASB Interpretation 10 Interim Financial Reporting and Impairment, applicable to annual reporting periods beginning on or after 11 November 2006; and
Commonwealth Bank of Australia Annual Report 2007     83

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
•	AASB Interpretation 11 AASB 2 Group and Treasury Share Transactions and AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 11, are applicable to annual reporting periods beginning on or after 1 March 2007.
The Group expects to adopt the following interpretations from the financial year commencing 1 July 2007:
•	AASB Interpretation 13 Customer Loyalty Programmes (once issued), applicable to annual reporting periods beginning on or after 1 July 2008. The initial adoption of Interpretation 13 will result in loyalty award credits being recognised as deferred revenue at the time related income is earned, based on their fair value. Deferred revenue would be recognised when the loyalty award credits are subsequently claimed. The Group has not yet evaluated the financial impact of this interpretation.
The following standards and amendments will be applied by the Group from the financial year commencing 1 July 2008:
•	AASB Interpretation 12 Service Concession Arrangements and AASB 2007-2 Amendments to Australian Accounting Standards arising from AASB Interpretation 12 are applicable to annual reporting periods beginning on or after 1 January 2008. The Group has not yet evaluated the financial impact of this interpretation.
The following standards and amendments were available for early adoption but have not been applied by the Group in these Financial Statements:
•	AASB 7 Financial Instruments: Disclosure (August 2005) supersedes AASB 130 and the disclosure requirements of AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007;
•	AASB 8 Operating Segments Reporting and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 (February 2007) are applicable for annual reporting periods beginning on or after 1 January 2009;
•	AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007;
•	AASB 2007-4 Amendments to Australian Accounting Standards Arising from ED 151 and Other Amendments (April 2007) allows additional choices in the application of AASB 107 Cash Flow Statements and AASB 131 Interests in Joint Ventures, amends the definition of “separate financial statements” in certain standards, removes the commentary from AASB 119 Employee Benefits that Australia does not have a sufficiently active and liquid market for high quality corporate bonds for the purpose of discounting employee benefit liabilities, and removes many of the additional Australian disclosure requirements in a number of standards, other than those considered particularly relevant in the Australian environment.
    AASB 2007-4 is applicable for annual reporting periods beginning on or after 1 July 2007; and
•	AASB 2007-6 Amendments to Australian Accounting Standards Arising from AASB 123 (June 2007) and Revised AASB 123 Borrowing Costs (June 2007) which removes the option to expense borrowing costs related to “qualifying assets”. AASB 2007-6 and the revised AASB 123 are applicable for annual reporting periods beginning on or after 1 January 2009.
The initial application of AASB 7 from 1 July 2008 is not expected to impact the financial results of the Bank or the Group as the standard is concerned only with disclosures.
The initial application of AASB 8 will result in reporting of segment information by Primary Segments only; Secondary Segment reporting will be discontinued. The Group is considering the advantages that early adoption in 2008 may make to the transparency of the Group’s segment disclosures.
The initial application of AASB 2007-4 is not expected to impact the financial results of the Bank or the Group other than a reduction in the defined benefit employee benefit liability arising from the application of a higher discount rate than that of government bonds.
The initial application of AASB 2007-6 is not expected to materially impact the financial results of the Bank or the Group.
Other standards and amendments are unlikely to have a material effect on the Group.
(c) Consolidation
The consolidated Financial Statements include the Financial Statements of the Bank and all entities where it is determined that there is a capacity to control the entity.
Potential voting rights are considered when assessing control. A number of consolidated entities were formed by the Group for the purpose of asset securitisation transactions and structured debt issuance, or to accomplish certain other narrow and well-defined objectives. Such entities may acquire assets directly or indirectly from the Bank or its affiliates. Additionally, some of these entities are bankruptcy-remote (i.e. their assets are not available to satisfy the claims of creditors of the Group or any other of its subsidiaries). These entities are consolidated in the Group’s Financial Statements when the majority of exposure to risks and benefits from the entity resides with the Group.
All balances and transactions between Group entities, including unrealised gains and losses, have been eliminated on consolidation.
The consolidated Financial Statements also include the Group’s share of the financial results of entities where the Group holds an investment in, and has significant influence over, the financial and operating policies of the entity. This is normally evidenced when the Group owns 20% or more of the voting rights.
Associated companies are defined as those entities over which the Group has significant influence but there is no capacity to control. Investments in associates are carried at cost plus the Group’s share of post-acquisition profit or loss and other reserves. The Group’s share of profit or loss of associates is included in the Group’s profit and loss.
84     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(d) Revenue recognition
Revenue is recognised to the extent it is probable that economic benefits will flow to the Group and the revenue can be reliably measured. The principal sources of revenue are interest income and fees and commissions.
Interest income
Interest income is recognised on an accrual basis using the effective interest method. Further information is included in Note 1 (g) Receivables from other financial institutions, Note 1 (j) Available-for-sale investments, Note 1 (l) Loans, advances and other receivables, and Note 1 (m) Leasing.
Lending fees
Fee income and direct costs relating to loan origination, financing or restructuring and to loan commitments are deferred and amortised to interest income over the expected life of the loan using the effective interest method. Fees received for commitments which are not expected to result in a loan are recognised in the profit and loss over the commitment period.
Loan syndication fees where the Group does not retain a portion of the syndicated loan are recognised in income once the syndication has been completed. Where fees are received on an ongoing basis and represent the recoupment of the costs of maintaining and administering existing loans, these fees are recognised in profit and loss on an accrual basis.
Fees and commissions
When commission charges and fees relate to specific transactions or events, they are recognised in income in the period in which they are earned. However, when they are charged for services provided over a period, they are recognised in income on an accrual basis.
Other income
Trading income is recognised when earned based on changes in fair value of financial instruments and is recorded from trade date. Further information is included in Notes 1 (e) Foreign Currency Translations, 1 (i) Assets at fair value through Income Statement, and Note 1 (ff) Derivative financial instruments. Life insurance business income recognition is explained in Note 1 (hh).
(e) Foreign currency translations
The functional and presentation currency of the domestic operations of the Bank has been determined to be Australian Dollars (“AUD”) as this currency best reflects the economic substance of the underlying events and circumstances relevant to the Bank. Each entity and overseas branch within the Group has also determined their functional currency based on their own primary economic indicators.
All foreign currency monetary items are revalued at spot rates of exchange prevailing at Balance Sheet date and changes in the spot rate are recorded in the profit and loss. Foreign currency forward, futures, swaps and option positions are revalued at appropriate market rates applying at Balance Sheet date.
Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into AUD at foreign exchange rates ruling at the dates the fair value was determined.
With the exception of the revaluations classified in equity, unrealised foreign currency gains and losses arising from these revaluations and gains and losses arising from foreign exchange dealings are included in the profit and loss.
The foreign currency assets and liabilities of overseas branches and controlled entities with an overseas functional currency are converted to AUD at Balance Sheet date in accordance with the foreign exchange rates ruling at that date. Profit and loss items for overseas branches and controlled entities are converted to AUD progressively throughout the year at the spot exchange rate at the date of the transaction. All resulting exchange differences are recognised in the Foreign Currency Translation Reserve (“FCTR”) as a separate component of equity.
Translation differences arising from conversion of opening balances of Shareholders’ funds of overseas branches and controlled entities at year end exchange rates are reflected in the FCTR. The Group maintains a substantially matched position in assets and liabilities in foreign currencies and the level of net foreign currency exposure does not have a material impact on its financial condition.
(f) Cash and liquid assets
Cash and liquid assets includes cash at branches, cash at banks, nostro balances, money at short call with an original maturity of three months or less and securities held under reverse repurchase agreements. They are measured at face value or the gross value of the outstanding balance. Interest is recognised in profit and loss using the effective interest method.
(g) Receivables from other financial institutions
Receivables from other financial institutions include loans, deposits with regulatory authorities and settlement account balances due from other banks. They are measured at the gross value of the outstanding balance. Interest is recognised in profit and loss using the effective interest method.
(h) Financial instruments
Financial instruments are classified into one of the following categories which determines their measurement basis:
•	Assets at fair value through Income Statement (Note 1 (i))
•	Available-for-sale investments (Note 1 (j))
•	Derivative assets (Note 1 (ff))
•	Loans, advances and other receivables (Note 1 (l))
•	Liabilities at fair value through Income Statement (Note 1 (x))
•	Liabilities at amortised cost
•	Derivative liabilities (Note 1 (ff))
•	Shareholders’ equity (Note 1 (ee))
Commonwealth Bank of Australia Annual Report 2007     85

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Except for restructured facilities referred to in Note 1(l) Loans, advances and other receivables, financial instruments are transacted on a commercial basis to derive an interest yield/cost with terms and conditions having due regard to the nature of the transaction and the risks involved.
The Group has no held to maturity investments.
In line with the exemption provided by AASB 1, comparative information in relation to financial instruments for periods prior to 1 July 2005 was not restated on an AIFRS basis and is presented in accordance with former AGAAP.
Offsetting financial instruments
The Group offsets financial assets and liabilities where there is a legally enforceable right to set off, and there is an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.
Derecognition of financial assets
Financial assets are derecognised either when sold, or when the rights to receive cash flows from the financial assets have expired or have been transferred, or when the Group has transferred substantially all the risks and rewards of ownership. In transactions where substantially all the risks and rewards are neither retained nor transferred, the Group would derecognise assets if control was no longer retained, or if control was retained the assets would be recognised to the extent of the Group’s continuing involvement.
(i) Assets at fair value through Income Statement
Assets at fair value through Income Statement is a new class of financial asset applicable from 1 July 2005.
(i) Current accounting policy
Assets at fair value through Income Statement include assets held for trading and assets that upon initial recognition are designated by the Group as at fair value through Income Statement. This designation is made when it reduces significant accounting mismatches between assets and related liabilities, the group of financial assets are managed and their performance is evaluated on a fair value basis, or where the asset is a contract which contains an embedded derivative. These assets are recognised on trade date at fair value with transaction costs including brokerage, commissions and fees taken directly to profit and loss. Subsequent changes in fair value are recognised in other operating income. Dividends earned are recorded in other operating income. Interest earned is recorded within Net Interest Earnings using the effective interest method.
Assets at fair value through Income Statement are classified into three subcategories: Trading, Insurance and Other.
Trading
Trading assets are short and long term public, bank and other debt securities and equities that are acquired and held for trading purposes. Subsequent to initial recognition, fair value is measured using quoted bid prices where available. In a trading portfolio with offsetting risk positions, quoted mid prices, where available, are used to measure the fair value. Non market quoted assets are valued using valuation techniques based on market conditions and risks existing at Balance Sheet date.
Insurance
Insurance investment assets are investments that back life insurance contracts and life investment contracts. They are measured at fair value based on quoted bid prices or using appropriate valuation techniques. Refer to Note 1 (hh), Life insurance business for further details.
Other
Other investments include financial assets which the Group has designated at inception as at fair value through Income Statement. Subsequent to initial recognition fair value is measured using quoted bid prices where available. Quoted mid prices, where available, are used to measure fair value in a portfolio with offsetting risk positions.
Non-market quoted instruments are valued using valuation techniques, based on market conditions and risks existing at Balance Sheet date.
(ii) Change in accounting policy
The following changes occurred on 1 July 2005:
Trading securities were reclassified into Assets at fair value through Income Statement.
Insurance investment assets were reclassified into Assets at fair value through Income Statement.
Other investments is a new category of financial asset within Assets at fair value through Income Statement. These assets were previously carried at cost, or amortised cost, predominantly as investment securities.
(j) Available-for-sale investments
(i) Current accounting policy
Available-for-sale investments are short and long term public, bank and other securities and include bonds, notes, bills of exchange, commercial paper, certificates of deposit, equities and rolling loan originations and syndications.
Available-for-sale investments are initially recognised at fair value including transaction costs, and thereafter at fair value. Investments whose fair value cannot be reliably measured are valued at cost. Gains and losses arising from changes in fair value are reported in the Available-for-sale investments reserve within equity net of applicable income taxes until such investments are sold, collected, otherwise disposed of, or become impaired. Interest, premiums and dividends are reflected in other operating income when earned.
Available-for-sale investments are tested for impairment in line with Note 1 (n) Provisions for impairment.
Upon disposal or impairment, the accumulated change in fair value within the Available-for-sale investments reserve is transferred to profit and loss and reported within other operating income.
(ii) Change in accounting policy
From 1 July 2005 financial assets previously classified as investment securities were predominantly reclassified to Available-for-sale investments and Loans, advances and other receivables.
Investment securities, which were previously recognised at cost or amortised cost which were reclassified to Available-for-sale investments, were restated to fair value. Changes in fair value were included within the Available-for-sale investments reserve.
86     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(k) Repurchase agreements
Securities sold under agreements to repurchase are retained within the Available-for-sale investments or Assets at fair value through Income Statement categories and accounted for accordingly in line with Note 1 (j) and (i) respectively.
Liability accounts are used to record the obligation to repurchase and disclosed as Deposits. Securities held under reverse repurchase agreements are recorded within Cash and liquid assets.
(l) Loans, advances and other receivables
Loans, advances and other receivables are financial assets with fixed and determinable payments that are not quoted in an active market.
They include overdrafts, home loans, credit card and other personal lending, term loans, bill financing, redeemable preference shares, securities and finance leases. Loans, advances and other receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently measured at amortised cost using the effective interest method and are presented net of provisions for impairment. Where loans, advances and other receivables are originated with the intent to be sold immediately or in the short term, they are recorded in Assets at fair value through Income Statement.
Note 1 (d) and Note 1 (n) provide additional information with respect to revenue recognition and impairment respectively.
Non Performing Facilities
Individual provisions for impairment are recognised to reduce the carrying amount of loans and advances to their estimated recoverable amounts. Individually significant provisions are calculated based on discounted cash flows.
The unwinding of the discount from initial recognition of impairment through to recovery of the written down amount is recognised as interest income. In subsequent periods, interest in arrears/due on non performing facilities is recognised in profit and loss when a cash payment is received/realised and the amount is not designated as a principal payment.
Restructured Facilities
When the original contractual terms of facilities (primarily loans) are modified, the accounts become classified as restructured. Such accounts continue to accrue interest as long as the facility is performing in accordance with the restructured terms. If performance is not maintained, or collection of interest and/or principal is no longer probable, the account will be returned to the non performing classification. Facilities are generally kept as non performing until they are returned to a performing basis.
Assets Acquired Through Securities Enforcement (AATSE)
Assets acquired in satisfaction of facilities in default (primarily loans) are recorded at net market value at the date of acquisition. Any difference between the carrying amount of the facility and the net market value of the assets acquired is represented as an individually assessed provision or written off. AATSE are further classified as Other Real Estate Owned (“OREO”) or Other Assets Acquired Through Security Enforcement (“OAATSE”) and classified in the appropriate asset classifications in the Balance Sheet.
Impairment of loans, advances and other receivables
The Group has individually assessed and collective provisions for impairment as explained in Note 1 (n).
(m) Leasing
Leases where the Group transfers substantially all the risks and rewards incident to ownership of an asset to the lessee or a third party are classified as finance leases. A receivable at an amount equal to the present value of the lease payments, including any guaranteed residual value, is recognised.
Income on finance lease transactions is recognised on a basis reflecting a constant periodic return based on the lessor’s net investment outstanding in respect of the finance lease.
The difference between the gross receivable and the present value of the receivable is unearned finance income and is recognised over the term of the lease using the effective interest method. Finance lease receivables are included in Loans, advances and other receivables.
Leases where the Group retains substantially all the risks and rewards incident to ownership of an asset are classified as operating leases.
Operating lease rental revenue and expense is recognised in profit and loss on a straight-line basis over the lease term. The Group classifies assets leased out under operating leases as property, plant and equipment. These assets are depreciated over their expected useful lives on a basis consistent with similar fixed assets.
(n) Provisions for impairment
(i) Current accounting policy
Financial assets
Financial assets, excluding Derivative assets and Assets at fair value through Income Statement, are reviewed at each Balance Sheet date to determine whether there is objective evidence of impairment.
A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the Balance Sheet date (“a loss event”) and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated. If any such indication exists, the asset’s carrying amount is written down to the asset’s estimated recoverable amount.
Loans, advances and other receivables
The Group assesses at each balance date whether there is any objective evidence of impairment.
If there is objective evidence that an impairment loss on loans, advances and other receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the expected future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate. Short-term balances are not discounted.
Commonwealth Bank of Australia Annual Report 2007     87

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
The Group has individually assessed provisions and collectively assessed provisions. Individually assessed provisions are made against individually significant financial assets and groups of financial assets with similar credit risk characteristics.
Individually significant provisions are assessed as the difference between an asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.
All other loans and advances that do not have an individually assessed provision are assessed collectively for impairment. Collective provisions are maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the Balance Sheet date.
The expected future cash flows for portfolios of assets with similar risk characteristics are estimated on the basis of historical loss experience. Loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the loss experience is based and to remove the effects of conditions in the period that do not currently exist. Increases or decreases in the provision amount are recognised in the profit and loss.
Available-for-sale investments
When a decline in the fair value of an Available-for-sale investment has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in the profit and loss.
If in a subsequent period the amount of an impairment loss for an available-for-sale debt security decreases and the decrease can be linked objectively to an event occurring after the impairment event, the impairment is reversed through profit and loss. However, impairment losses on available-for-sale equity securities are not reversed while the asset is still recognised.
Goodwill and other non-financial assets
Goodwill balances and intangible assets with an indefinite useful life are assessed for impairment at each reporting date or more regularly where an indication of impairment exists. Please refer to Note 1 (t) Intangibles for more details on goodwill and intangibles impairment testing. If any such indication exists, the asset’s carrying amount is written down to the asset’s estimated recoverable amount and the loss is recognised in the profit and loss in the period in which it occurs.
The carrying amounts of the Group’s other non-financial assets are reviewed at each Balance Sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.
The recoverable amount of an asset or cash generating unit can be the greater of the fair value less cost to sell, or value in use. The Group’s policy is to use the fair value less costs to sell in assessing recoverable amount. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the profit and loss.
A previously recognised impairment loss (except for goodwill) is reversed if there has been a change in the estimates used to determine the recoverable amount. However, the reversal is not to an amount higher than the carrying amount that would have been determined, net of amortisation or depreciation, if no impairment loss had been recognised in prior years.
Off-balance sheet items
Provisions for impairment on off-balance sheet items such as a commitment are reported in other provisions. Measurement of provisions is discussed further in Note 1 (aa) Provisions.
The amounts required to bring the provisions for impairment to their assessed levels are recognised in profit and loss.
(ii) Change in accounting policy
Prior to 1 July 2005, under previous AGAAP and in line with market practice, the Group’s General provision for Loan Impairment was maintained to cover non identified probable losses and latent risks inherent in the overall portfolio of advances and other credit transactions.
Under AIFRS, the Group recognises impairment provisions in respect of only those advances and credit transactions for which there is objective evidence of impairment at Balance Sheet date.
As a result of this change, there was a reduction in the amount of the Bank’s collective provisioning for impaired loans.
The transitional provisions for loan impairment resulted in adjustments to existing provisions being taken to Retained Profits.
The difference between the post-tax equivalents of the previous general provision and the new collective provision was appropriated from Retained Profits to a separate component of equity - General Reserve for Credit Losses.
(o) Bank acceptances of customers
The exposure arising from the acceptance of bills of exchange that are sold into the market is recognised as a liability. An asset of equal value is raised to reflect the offsetting claim against the drawer of the bill. Bank acceptances generate fee income that is recognised in profit and loss when earned.
(p) Shares in and loans to controlled entities
Equity contributions to controlled entities are carried in the Bank’s Financial Statements at the lower of cost of acquisition or recoverable amount, and loans to controlled entities are measured at amortised cost using the effective interest method.
These assets are measured at fair value when impaired and a provision is raised as per Note 1 (n) Provisions for impairment.
(q) Investment property
Investment properties are classified as properties held to earn rental income and/or for capital appreciation.
The Group carries investment property which backs liabilities paying a return linked to the fair value or returns from assets including the investment property at fair value based on a valuation performed by professional valuers. Valuations are carried out annually. Fair value movements are recognised in profit and loss in the year in which they arise.
88     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(r) Assets classified as held for sale
Assets are classified as held for sale when their carrying amounts will be recovered principally through sale within 12 months. They are measured at the lower of carrying amount and fair value less costs to sell unless the nature of the assets requires it to be measured in line with another accounting standard. Where this is the case the assets measurement basis will be outlined separately in Note 22 Assets Held for Sale.
Assets classified as held for sale are neither amortised nor depreciated unless the nature of the asset requires it.
(s) Property, Plant and Equipment
The Group measures its property assets (land and buildings) on a fair value measurement basis using independent market valuations.
Revaluation adjustments are generally reflected in the Asset Revaluation Reserve, except to the extent they reverse a revaluation decrease of the same asset previously recognised in profit and loss. Gains or losses on disposals are determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item. Realised amounts in the Asset Revaluation Reserve are transferred to the Capital Reserve.
Equipment is measured at cost less accumulated depreciation and provision for impairment, if any. Depreciation is calculated principally on a category basis at rates applicable to each category’s useful life using the straight-line method and treated as an operating expense charged to profit and loss.
Computer software is capitalised at cost and classified as Property, Plant and Equipment where it is integral to the operation of associated hardware.
The useful lives of major depreciable asset categories are as follows:

Buildings

Shell	Maximum 30 years
Integral plant and equipment:
Carpets	10 years
All other (air-conditioning, lifts)	20 years
Non integral plant and equipment:
Fixtures and fittings	10 years

Leasehold improvements

Leasehold improvements	Lesser of unexpired lease term or
lives as above
Equipment

Security surveillance systems	7 years
Furniture	8 years
Office machinery	5 years
EFTPOS machines	3 years

Depreciation rates and methods underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances.
No depreciation is charged on freehold land, although, in common with all long-lived assets, it is subject to impairment testing, if deemed appropriate.
Property, plant and equipment are periodically reviewed for impairment. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately through profit and loss to its recoverable amount.
Where the Group expects the carrying amount of assets held within property, plant and equipment to be recovered principally through a sale transaction in the short-term rather than through continuing use, these assets are classified as Held for sale.
(t) Intangibles
Goodwill
Goodwill, representing the excess of purchase consideration plus incidental expenses over the fair value of the identifiable net assets at the time of acquisition of an entity, is capitalised and recognised in the Balance Sheet.
Goodwill is reviewed annually for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that it might be impaired. For the purposes of impairment testing, goodwill is allocated to cash-generating units or groups of units. A cash-generating unit is the smallest identifiable group of assets that generate independent cash flows. Goodwill is allocated by the Group to cash generating units or groups of units based on how goodwill is monitored by management.
An impairment loss is recognised for a cash-generating unit if the recoverable amount of the unit/group of units is less than the carrying amount of the unit/group of units.
The recoverable amount of the cash-generating units is calculated as the fair value less costs to sell, measured using readily available market data and assumptions. Impairment losses on goodwill are not subsequently reversed.
Gains and losses on the disposal of an entity are net of the carrying amount of the goodwill relating to the entity.
The acquired component of any excess of the net market value over net assets of the Group’s life insurance controlled entities is classified as goodwill.
Computer software costs
Where computer software costs are not integrally related to associated hardware, the Group recognises them as an intangible asset where they are clearly identifiable, can be reliably measured and it is probable they will lead to future economic benefits that the Group controls.
The Group carries capitalised software assets at cost less amortisation and any impairment losses.
These assets are amortised over their estimated useful lives on a straight-line basis which is usually three years.
Any impairment loss is recognised in the profit and loss when incurred.
Software maintenance costs are expensed as incurred.
Commonwealth Bank of Australia Annual Report 2007     89

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Other Intangibles
Other intangibles comprise acquired management fee rights and customer lists where they are clearly identifiable, can be reliably measured and where it is probable they will lead to future economic benefits that the Group controls.
The Group carries capitalised management fee rights and customer lists at cost less amortisation and any impairment losses. These assets are either deemed to have indefinite lives and assessed annually for impairment, or are amortised over their estimated useful lives on a straight-line basis.
Any impairment loss is recognised in the profit and loss when incurred.
(u) Other Assets
Other assets include all other financial assets and include interest, fees and other unrealised income receivable, and securities sold not delivered. These assets are recorded at the cash value to be realised when settled.
The net surpluses or deficits that arise within defined benefit superannuation plans are recognised and disclosed separately in other assets and bills payable and other liabilities. As the Bank carries a net surplus, no funding of the Australian defined benefit superannuation plan is currently required, therefore the related income or expense has been treated as a non-cash item.
(v) Deposits from Customers
(i) Current accounting policy
Deposits and other public borrowings includes certificates of deposits, term deposits, savings deposits, cheque and other demand deposits, debentures and other funds raised publicly by borrowing corporations. They are initially recognised at fair value including directly attributable transaction costs and subsequently measured at amortised cost. Interest and yield related fees are recognised on an effective interest basis.
Where the Group has hedged deposits with derivative instruments, hedge accounting rules are applied (refer to Note 1 (ff) Derivative financial instruments).
(ii) Change in accounting policy
Prior to 1 July 2005 interest was recognised on an accrual basis. There was no substantial change in the carrying value of deposits and other public borrowings as a result of this change.
(w) Payables to other financial institutions
(i) Current accounting policy
Payables to other financial institutions include deposits, vostro balances and settlement account balances due to other banks. They are recognised at fair value including directly attributable transaction costs at inception.
Payables to other financial institutions are subsequently recognised at amortised cost. Interest and yield related fees are recognised using the effective interest method.
Where the Group has designated payables to other financial institutions as Liabilities at fair value through Income Statement, the changes in fair value are reported in profit and loss (refer Note 1 (x) Liabilities at fair value through Income Statement).
(ii) Change in accounting policy
Prior to 1 July 2005 payables to other financial institutions were carried at the gross value of the outstanding balance.
Prior to 1 July 2005 interest was recognised on an accrual basis. There was no substantial change in the carrying value of Payables to other financial institutions as a result of the above changes.
(x) Liabilities at fair value through Income Statement
Liabilities at fair value through Income Statement is a new class of financial liabilities applicable from 1 July 2005.
(i) Current accounting policy
The Group designates certain liabilities at fair value through Income Statement on origination where those liabilities are managed on a fair value basis. The liabilities are recognised on trade date at fair value and transaction costs are taken directly to profit and loss. Subsequent changes in fair value are recognised in profit and loss. For quoted liabilities, quoted offer prices are subsequently used to measure fair value. Quoted mid prices are used to measure liabilities with offsetting risk positions in a portfolio at fair value. For non-market quoted liabilities, subsequent fair values are determined using valuation techniques.
(ii) Change in accounting policy
Prior to 1 July 2005 Liabilities at fair value through Income Statement were predominantly classified as deposits from customers and debt issues at amortised cost.
(y) Income taxes
Income tax on the profit and loss for the period comprises current and deferred tax.
Income tax is recognised in profit and loss, except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the Balance Sheet date, and any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the Balance Sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.
The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the Balance Sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.
A deferred tax asset is recognised only to the extent it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
The Commonwealth Bank of Australia Group elected to be taxed as a single entity under the tax consolidation system with effect from 1 July 2002.
90     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
The Bank has formally notified the Australian Taxation Office of its adoption of the tax consolidation regime. In addition to the Group electing to be taxed as a single entity under the tax consolidation regime, the measurement and disclosure of deferred tax assets and liabilities has been performed in accordance with the principles in AASB 112, and on a modified stand alone basis under UIG 1052.
Any current tax liabilities/assets (after the elimination of intra-Group transactions) and deferred tax assets arising from unused tax losses assumed by the Bank from the subsidiaries in the tax consolidated group are recognised in conjunction with any tax funding arrangement amounts (refer below).
Any difference between these amounts is recognised by the Bank as an equity contribution to or distribution from the subsidiary.
The Bank recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.
Any subsequent period adjustments to deferred tax assets arising from unused tax losses assumed from subsidiaries are recognised by the Bank only.
The members of the tax-consolidated group have entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts.
(z) Employee benefits
Annual leave
The provision for annual leave represents the current outstanding liability to employees at Balance Sheet date.
Long service leave
The provision for long service leave is discounted to the present value, is subject to actuarial review and is maintained at a level that accords with actuarial advice.
Other employee benefits
The provision for other employee entitlements represents liabilities for staff housing loan benefits, a subsidy to a registered health fund with respect to retired and current employees, and employee incentives under employee share plans and bonus schemes.
The Group engages in equity settled share-based remuneration in respect of services received from certain of its employees. The fair value of the share-based remuneration which is to be settled with the Bank’s shares is calculated at grant date and amortised to profit and loss against the Equity Compensation Reserve over the vesting period, subject to service and performance conditions being met.
When allocating share-based payments, shares in the Bank are acquired on-market and held within a Trust. The shares held by the Trust are consolidated, reclassified as “Treasury Shares” and accounted for as a deduction from Share Capital. On settlement the shares are issued and recognised against the Equity Compensation Reserve.
Defined benefit superannuation plans
The Group currently sponsors two defined benefit superannuation plans for its employees. The assets and liabilities of these plans are legally held in separate trustee-administered funds. They are calculated separately for each plan by assessing the fair value of plan assets and deducting the amount of future benefit that employees have earned in return for their service in current and prior periods discounted to present value. The discount rate is the yield at Balance Sheet date on government securities which have terms to maturity approximating to the terms of the related liability. The defined benefit superannuation plan surpluses and/or deficits are calculated by fund actuaries. Contributions to all superannuation plans are made in accordance with the rules of the plans. As the Australian plan is in surplus, no funding is currently necessary.
Actuarial gains and losses related to defined benefit superannuation plans are directly recorded in Retained Profits. The net surpluses or deficits that arise within defined benefit superannuation plans are recognised and disclosed separately in Other assets and Bills payable and other liabilities.
An additional non-cash income or expense is recognised reflecting the accrual accounting charge to profit and loss associated with defined benefit superannuation plans.
Defined contribution superannuation plans
The Group sponsors a number of defined contribution superannuation plans. Certain plans permit employees to make contributions and earn matching or other contributions from the Group. The Group recognises contributions due in respect of the accounting period in the profit and loss. Any contributions unpaid at the Balance Sheet date are included as a liability.
(aa) Provisions
Provision for dividend
A provision for dividend payable is recognised when dividends are declared by the Directors.
Provisions for restructuring
Provisions for restructuring are recognised where there is a detailed formal plan for restructure and a demonstrated commitment to that plan.
Provision for self-insurance
The provision for self-insurance covers certain non-lending losses and non-transferred insurance risks. Actuarial reviews are carried out at regular intervals with provisioning effected in accordance with actuarial advice.
(bb) Debt issues
(i) Current accounting policy
Debt issues are short and long term debt issues of the Group including commercial paper, notes, term loans and medium term notes. Commercial paper, floating, fixed and structured debt issues are recorded at cost or amortised cost using the effective interest method.
Premiums, discounts and associated issue expenses are recognised using the effective interest method through profit and loss from the date of issue to ensure that securities attain their redemption values by maturity date.
Commonwealth Bank of Australia Annual Report 2007     91

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Interest is recognised in profit and loss using the effective interest method. Any profits or losses arising from redemption prior to maturity are taken to profit and loss in the period in which they are realised.
Where the Group has designated debt instruments at Fair value through Income Statement, the changes in fair value are recognised in profit and loss (refer to Note 1 (x)) Liabilities at fair value through Income Statement.
Embedded derivatives with economic characteristics and risks that are not wholly related to the economic characteristics and notes of the host instruments are separated from the debt issues.
Hedging
The Group hedges interest rate and foreign currency risk on certain debt issues. When hedge accounting is applied to fixed rate debt issues, the carrying values are adjusted for changes in fair value related to the hedged risks rather than carried at amortised cost. Refer to Note 1 (ff) Derivative financial instruments.
(ii) Change in accounting policy
Prior to 1 July 2005 premiums, discounts and issue expenses were recognised on an accrual basis through the profit and loss.
The requirement to separate embedded derivatives from debt issues was applied from 1 July 2005.
(cc) Bills payable and other liabilities
(i) Current accounting policy
Bills payable and other liabilities includes interest, fees, defined benefit superannuation plan deficit, other unrealised expenses payable and securities purchased not delivered.
Any superannuation plan deficit is recorded in line with Note 1 (z) Employee benefits while the remaining liabilities are recorded at amortised cost using the effective interest method.
Where the Group has designated bills payable and other liabilities at fair value through Income Statement, the changes in fair value are reported in profit and loss (refer to Note 1 (x) Liabilities at fair value through Income Statement).
(ii) Change in accounting policy
Market revaluation of trading derivatives previously recorded in bills payable and other liabilities were reclassified to derivative financial instruments from 1 July 2005.
(dd) Loan capital
(i) Current accounting policy
Loan capital is debt issued by the Group with terms and conditions, such as being undated or subordinated, which qualify for inclusion as capital under APRA Prudential Standards. Loan capital debt issues are initially recorded at fair value plus directly attributable transaction costs. After initial recognition loan capital debt issues are measured at amortised cost using the effective interest method.
Interest inclusive of premiums, discounts and associated issue expenses are recognised in profit and loss using the effective interest method over the expected life of the instrument so that they attain their redemption values by maturity date. Any profits or losses arising from redemption prior to expected maturity are recognised in profit and loss in the period in which they are realised.
(ii) Change in accounting policy
Prior to 1 July 2005, certain hybrid financial instruments were previously classified as equity with the associated distributions reported as dividends paid. These are now classified as loan capital and the associated distributions reported as interest expense.
Interest, inclusive of premiums, discounts and associated issue expenses were previously recognised in profit and loss on a straight line basis.
(ee) Shareholders’ equity
Ordinary share capital is the amount of paid up capital from the issue of ordinary shares.
Treasury Shares are deducted from Ordinary share capital. Gains or losses on the reissue of Treasury Shares are recognised in Shareholders’ Equity within Retained Profits.
The movement between the acquisition and reissue price of Treasury Shares remains within Shareholders’ Equity.
The General Reserve is derived from revenue profits and is available for dividend payments except for undistributable profits in respect of the Group’s life insurance businesses.
The Capital Reserve is derived from capital profits (refer to Note 1 (s) Property, Plant and Equipment) and is available for dividend payments.
A General Reserve for Credit Losses has been appropriated from Retained Profits to comply with APRA’s prudential requirements.
From 1 July 2005 certain hybrid financial instruments previously recorded in Shareholders’ Equity were reclassified as Loan capital (refer to Note 1 (dd) Loan Capital).
(ff) Derivative financial instruments
(i) Current accounting policy
The Group has a significant volume of derivative financial instruments that include foreign exchange contracts, forward rate agreements, futures, options and interest rate, currency, equity and credit swaps.
Derivative financial instruments are used as part of the Group’s trading activities and to hedge certain assets and liabilities. Derivatives that do not meet the hedging criteria are classified as derivatives held for trading, or as other derivatives.
Changes in fair value of derivatives are recognised in the profit and loss unless designated within a cash flow hedging relationship.
Derivative financial instruments utilised for hedging relationships
The Group uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. Hedge accounting can be applied subject to certain rules for fair value hedges, cash flow hedges and hedges of foreign operations. Cash flow and fair value hedges are the predominant hedges applied by the Group. Swaps are the major financial instruments used in the Group’s hedging arrangements.
92     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Swaps
Interest rate swap receipts and payments are accrued to profit and loss using the effective interest method as interest of the designated hedged item or class of items being hedged over the term for which the swap is effective as a hedge.
Similarly with cross currency swaps, interest rate receipts and payments are recognised on the same basis outlined in the previous paragraph. In addition, the initial principal flows are revalued to fair value at the current market exchange rate with revaluation gains and losses recognised in profit and loss against revaluation losses and gains of the underlying hedged item or class of items.
Fair value hedges
For fair value hedges, the change in fair value of the hedging derivative, and the hedged risk of the hedged item, is recognised immediately in the Income Statement within other operating income. If the fair value hedge relationship is terminated for reasons other than the derecognition of the hedged item, fair value hedge accounting ceases and, in the case of an interest bearing item, the fair value adjustment of the hedged item is amortised to profit and loss over the remaining term of the original hedge. If the hedged item is derecognised the unamortised fair value adjustment is recognised immediately in profit and loss.
Cash flow hedges
A fair valuation gain or loss associated with the effective portion of a derivative designated as a cash flow hedge is recognised initially in Shareholders’ Equity within the Cash Flow Hedge Reserve. Amounts in the Cash Flow Hedge Reserve are transferred to profit and loss when the cash flows on the hedged item are recognised in profit and loss. Gains and losses resulting from cash flow hedge ineffectiveness are recorded immediately in profit and loss.
A fair valuation gain or loss represents the amount by which changes in the fair value of the expected cash flow of the hedging derivative differ from the fair value of the changes (or expected changes) in the cash flow of the hedged item.
Where the hedged item is derecognised, the cumulative gain or loss is recognised immediately in profit and loss. If for reasons other than the derecognition of the hedged item, cash flow hedge accounting ceases, the cumulative gains or losses are amortised to profit and loss over the remaining term of the original hedge.
Net Investment Hedges
Hedges of net investments in overseas subsidiaries are accounted for in a manner similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the FCTR and the gain or loss relating to the ineffective portion is immediately recognised in profit and loss. Gains and losses accumulated in the FCTR are transferred to profit and loss when the overseas subsidiary is disposed of.
The Group initially recognises derivative financial instruments at the fair value of consideration given or received.
They are subsequently remeasured to fair value based on quoted market prices, or broker or dealer price quotations. Non market quoted instruments are subsequently valued using valuation techniques based on market conditions and risks existing at Balance Sheet date.
A positive revaluation amount of a contract is reported as an asset and a negative revaluation amount of a contract as a liability.
Embedded derivatives
A derivative may be embedded within a host contract. If the host contract is not already measured at fair value with changes in fair value reported in profit and loss, and where the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative instrument at fair value.
(ii) Change in accounting policy
Prior to 1 July 2005, derivative assets and derivative liabilities were not recognised at fair value, fair value and cash flow hedge relationships were not applied, and embedded derivatives were not separately recognised.
(gg) Commitments to extend credit, letters of credit, guarantees, warranties and indemnities issued
(i) Current accounting policy
Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised, but are disclosed, unless they are remote.
Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities, and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties.
Financial guarantee contracts are initially recognised at fair value.
Subsequent to initial recognition, financial guarantees are measured at the higher of the initial measurement amount, less amortisation calculated to recognise fee income earned, and the best estimate of the expenditure required to settle any financial obligation at the Balance Sheet date.
Any increase in the liability relating to financial guarantees is recognised in profit and loss. Any liability remaining is recognised in profit and loss when the guarantee is discharged, cancelled or expires.
(ii) Change in accounting policy
Prior to 1 July 2005, credit related instruments (other than credit derivatives) were treated as contingent liabilities and not recognised until the Group was called upon to make a payment.
Fees received for providing these instruments were recognised in profit and loss over the life of the instrument and reflected in fees and commissions receivable.
(hh) Life Insurance Business
(i) Current accounting policy
The Group’s life insurance business is comprised of insurance contracts and investment contracts as defined by AASB 4.
Commonwealth Bank of Australia Annual Report 2007     93

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Insurance contracts are accounted for in accordance with the requirements of AASB 1038. Investment contracts are accounted for as financial instruments with a separate management services element in accordance with AASB 118, 139 and 1038. Details are set out below.
All assets, liabilities, revenues, expenses and equity are included in the Financial Report irrespective of whether they are designated as relating to policyholders or to Shareholders.
All assets backing insurance liabilities are classified as Assets at fair value through Income Statement. They are measured at fair value based on quoted bid prices or using appropriate valuation techniques.
Life insurance contract liabilities are measured at the net present value of future receipts from and payments to policyholders using a risk free discount rate (or expected fund earning rate where benefits are contractually linked to the asset performance), and are calculated in accordance with the principles of Margin on Services (“MoS”) profit reporting as set out in Actuarial Standard AS 1.04: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board.
Life investment contract liabilities are measured at fair value in accordance with AASB 139 as Liabilities at fair value through Income Statement.
Returns on all investments controlled by life insurance entities within the Group are recognised as revenues. Investments in the Group’s own equity instruments held within the life insurance statutory funds and other funds are treated as Treasury Shares in accordance with Note 1 (ee) Shareholders’ equity.
Initial entry fee income on investment contracts issued by life insurance entities is recognised up front where the Group provides financial advice. Other entry fees are deferred and recognised over the life of the underlying investment contract.
Participating benefits vested in relation to the financial year, other than transfers from unvested policyholder benefits liabilities, are recognised as expenses.
Reinsurance contracts entered into are recognised on a gross basis.
Premiums and Claims
Premiums and claims are separated on a product basis into their revenue, expense and change in liability components unless the separation is not practicable or the components cannot be reliably measured.
(i) Life insurance contracts
Premiums received for providing services and bearing risks are recognised as revenue. Premiums with a regular due date are recognised as revenue on a due and receivable basis. Premiums with no due date are recognised on a cash received basis. Insurance contract claims are recognised as an expense when a liability has been established.
(ii) Investment contracts
Premiums received include the fee portion of the premium recognised as revenue over the period the underlying service is provided and the deposit portion recognised as an increase in investment contract liabilities. Premiums with no due date are recognised on a cash received basis. Fees earned for managing the funds invested are recognised as revenue. Claims under investment contracts represent withdrawals of investment deposits and are recognised as a reduction in investment contract liabilities.
Life Insurance Liabilities and Profit
Life insurance contract policy liabilities are calculated in a way that allows for the systematic release of planned profit margins as services are provided to policyowners and the revenues relating to those services are received. Selected profit carriers including premiums and anticipated policy payments are used to determine profit recognition.
Investment assets are held in excess of those required to meet life insurance contract and investment contract liabilities. Investment earnings are directly influenced by market conditions and as such this component of profit varies from year to year.
Participating Policies
Life insurance contract policy liabilities attributable to participating policies include the value of future planned Shareholder profit margins and an allowance for future supportable bonuses.
The value of supportable bonuses and planned Shareholder profit margins account for all profit on participating policies based on best estimate assumptions.
Under the Margin on Services profit recognition methodology, the value of supportable bonuses and the Shareholder profit margin relating to a reporting year will emerge as planned profits in that year.
Life Insurance Contract Acquisition Costs
Acquisition costs for life insurance contracts include the fixed and variable costs of acquiring new business. These costs are effectively deferred through the determination of life insurance contract liabilities at the balance date to the extent that they are deemed recoverable from the expected future profits of an amount equivalent to the deferred cost.
Deferred acquisition costs are amortised over the expected life of the life insurance contract.
Life Investment Contract Acquisition Costs
Acquisition costs for investment contracts include the variable costs of acquiring new business. However, the deferral of investment contract acquisition costs is limited by the application of AASB 118 to the extent that only incremental transaction costs (for example commissions and volume bonuses) are deferred. The investment contract liability calculated in accordance with AASB 139 is no less than the contract surrender value.
Managed Fund Units on Issue – held by minority unitholders
The life insurance statutory funds and other funds include controlling interests in trusts and companies, and the total amounts of each underlying asset, liability, revenue and expense of the controlled entities are recognised in the consolidated Financial Statements.
When a controlled unit trust is consolidated, the share of the unit holder liability attributable to the Bank is eliminated but amounts due to external unitholders remain as liabilities in the consolidated Balance Sheet. The share of the net assets of controlled companies attributable to minority unit holders is disclosed separately on the Balance Sheet. In the Income Statement, the net profit or loss of the controlled entities relating to minority interests is removed before arriving at the net profit or loss attributable to Equity holders of the Bank.
94     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
(ii) Change in accounting policy applicable from 1 July 2005
(a) AASB 1038 requires income from investment contracts and insurance contracts sold by life insurance businesses to be disclosed separately.
(b) From 1 July 2005, the actuarial calculation of some insurance contract liabilities was affected by a change in the determination of the discount rate.
(c) Certain acquisition costs related to investment contracts which were deferred under previous AGAAP were no longer deferred from 1 July 2005.
(d) Since 1 July 2005 the minority interests in controlled unit trusts of the life insurance companies no longer qualify as equity. As a result, from 1 July 2005 the Group reclassified outside equity interests in life insurance statutory funds and other funds as liabilities.
(e) Initial entry fee income on investment contracts issued by life insurance entities is recognised up front where the Group provides financial advice. Other entry fees are deferred over the life of the underlying investment contract.
(f) AASB 1038 requires separate disclosure of investment contract and insurance contract liabilities.
(ii) Asset Securitisation
The Group conducts an asset securitisation program through which it packages and sells assets as securities to investors. The Group is entitled to any residual income of the program after all payments due to investors and costs of the program have been met. Therefore the Group is considered to hold the majority of the residual risks and benefits within the entities through which asset securitisation is conducted and so it consolidates these entities.
Liabilities associated with asset securitisation entities and related issue costs are accounted for on an amortised cost basis using the effective interest method. Interest rate swaps and liquidity facilities are provided at arm’s length to the program by the Group in accordance with APRA Prudential Guidelines.
Derivatives return the risks and rewards of ownership of the securitised assets to the Bank and consequently the Bank cannot derecognise these assets. An imputed liability is recognised inclusive of the derivative and any related fees.
For further details on the treatment of securitisation entities, refer to Note 1 (c) Consolidation.
(jj) Fiduciary activities
The Bank and designated controlled entities act as Responsible Entity, Trustee and/or Manager for a number of Wholesale, Superannuation and Investment Funds, Trusts and Approved Deposit Funds.
The assets and liabilities of these Trusts and Funds are not included in the consolidated Financial Statements as the Group does not have direct or indirect control of the Trusts and Funds. Commissions and fees earned in respect of the activities are included in the Income Statement of the Group.
(kk) Comparative figures
Where necessary, comparative figures have been adjusted to conform with changes in presentation in these Financial Statements.
As discussed in note 1 (a) and (b) the 2005 comparative figures have not been restated in relation to AASB 132 Financial Instruments: Disclosure and Presentation, AASB 139 Financial Instruments: Recognition and Measurement, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts. These standards have not been applied against 2005 comparative information in line with the exemption provided by AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards.
The Group has applied its previous AGAAP in preparing the 2005 comparative information within the scope of the above standards.
(ll) Roundings
The amounts contained in this Financial Report and the Financial Statements are presented in Australian Dollars and have been rounded to the nearest million dollars unless otherwise stated, under the option available to the company under ASIC Class Order 98/100 (as amended by ASIC Class Order 04/667).
(mm) Critical Accounting Policies and Estimates
These Notes to the Financial Statements contain a summary of the Group’s significant accounting policies. Certain of these policies are considered to be more important in the determination of the Group’s financial position, since they require management to make difficult, complex or subjective judgements, some of which may relate to matters that are inherently uncertain. These decisions are reviewed by a Committee of the Board.
These policies include judgements as to levels of provisions for impairment for loan balances, actuarial assumptions in determining life insurance policy liabilities and determining whether certain entities should be consolidated. An explanation of these policies and the related judgements and estimates involved is set out below.
Provisions for Impairment
Provisions for impairment are recognised where there is objective evidence of impairment and at an amount adequate to cover assessed credit related losses.
Credit losses arise primarily from loans but also from other credit instruments such as bank acceptances, contingent liabilities, financial instruments and investments and assets acquired through security enforcement.
Individually Assessed Provisions
Individually assessed provisions are raised where there is objective evidence of impairment and full recovery of principal is considered doubtful.
Commonwealth Bank of Australia Annual Report 2007     95

Notes to the Financial Statements
Note 1 Accounting Policies (continued)
Individually assessed provisions are made against individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more, and a loss of $10,000 or more is expected. The provisions are established based primarily on estimates of the realisable (fair) value of collateral taken and are measured as the difference between a financial asset’s carrying amount and the present value of the expected future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate. Short term balances are not discounted.
Individually assessed provisions (in bulk) are also made against statistically managed segments to cover facilities which are not well secured and past due 180 days or more, against the credit risk rated segment for exposures aggregating to less than $250,000 and 90 days or more past due, and against credit risks identified in specific segments in the credit risk rated portfolio. These provisions are derived primarily by reference to historical ratios of write-offs to balances in default.
Individually assessed provisions are provided for from the collective provision.
Collective Provision
All other loans and advances that do not have an individually assessed provision are assessed collectively for impairment.
The collective provision is maintained to reduce the carrying amount of portfolios of similar loans and advances to their estimated recoverable amounts at the Balance Sheet date.
The evaluation process is subject to a series of estimates and judgements.
In the credit risk rated segment, the risk rating system, including the frequency of default and loss given default rates, loss history, and the size, structure and diversity of individual credits are considered. Current developments in portfolios (industry, geographic and term) are reviewed.
In the retail statistically managed segment the history of defaults and losses, and the size, structure and diversity of portfolios are considered.
In addition management considers overall indicators of portfolio performance, quality and economic conditions.
Changes in these estimates could have a direct impact on the level of provision determined.
The amount required to bring the collective provision to the level assessed is recognised in profit and loss as set out in Note 14 Provision for Impairment.
Life Insurance Policyholder Liabilities
Life insurance policyholder liabilities are accounted for under AASB 1038: Life Insurance Business. A significant area of judgement is in the determination of policyholder liabilities, which involve actuarial assumptions.
The areas of judgement where key actuarial assumptions are made in the determination of policyholder liabilities are:
•	Business assumptions including:
•	Amount, timing and duration of claims/policy payments;

•	Policy lapse rates; and

•	Acquisition and long term maintenance expense levels;
•	Long term economic assumptions for discount and interest rates, inflation rates and market earnings rates; and
•	Selection of methodology, either projection or accumulation method. The selection of the method is generally governed by the product type.
The determination of assumptions relies on making judgements on variances from long-term assumptions. Where experience differs from long term assumptions:
•	Recent results may be a statistical aberration; or
•	There may be a commencement of a new paradigm requiring a change in long term assumptions.
The Group’s actuaries arrive at conclusions regarding the statistical analysis using their experience and judgement.
Additional information on the accounting policy is set out in Note 1 (hh) Life Insurance Business, and Note 38 Life Insurance Business details the key actuarial assumptions.
Consolidation of Special Purpose Entities
The Group assesses whether a special purpose entity should be consolidated based on the risks and rewards of each entity and whether the majority pass to the Group. Such assessments are predominately required in the context of the Group’s securitisation program and structured transactions.
96     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 2 Profit
Profit before income tax has been determined as follows:

	Group			Bank
	2007	2006	2005	2007	2006
	$M	$M	$M	$M	$M

Interest Income
Loans	20,778	17,304	14,846	16,715	13,739
Other financial institutions	470	333	229	506	319
Cash and liquid assets (1)	419	287	198	327	271
Assets at fair value through Income Statement (1)	1,470	1,149	785	1,072	796
Available-for-sale investments	725	685	—	597	241
Investment securities	—	—	723	—	—
Controlled entities	—	—	—	851	661

Total Interest Income	23,862	19,758	16,781	20,068	16,027

Interest Expense
Deposits (1)	9,027	7,385	7,063	8,570	6,663
Other financial institutions	674	475	257	653	433
Liabilities at fair value through Income Statement (1)	1,229	1,013	—	209	371
Debt issues	5,183	3,795	3,084	3,409	2,398
Controlled entities	—	—	—	1,400	854
Loan capital (1)	713	576	351	675	586

Total Interest Expense	16,826	13,244	10,755	14,916	11,305

Net Interest Income	7,036	6,514	6,026	5,152	4,722

Other Operating Income
Lending fees	896	800	733	833	714
Commission and other fees	1,729	1,635	1,545	1,344	1,330
Trading income	555	505	440	492	498
Net gains and (losses) on disposal of non-trading instruments	147	45	(13)	128	31
Other financial instruments (including non-trading derivatives)	(110)	(79)	—	(232)	333
Dividends – Controlled entities	—	—	—	1,879	2,078
Dividends – Other	3	4	3	3	2
Net (losses) and gains on sale of property, plant and equipment	(15)	4	4	(15)	(1)
Funds management and investment contracts income	1,971	1,623	1,332	—	—
Insurance contracts income	1,043	1,113	1,075	—	—
Other	136	122	133	1,090	555

Total Other Operating Income	6,355	5,772	5,252	5,522	5,540

Total Net Operating Income	13,391	12,286	11,278	10,674	10,262

Loan Impairment Expense (Note 14)	434	398	322	390	380

(1)	During the current year, certain balances and associated interest amounts have been reclassified between categories. Further information on the specific nature of each reclassification is provided in Note 4 Average Balances and Related Interest. Prior periods have been restated on a consistent basis.
Commonwealth Bank of Australia Annual Report 2007     97

Notes to the Financial Statements
Note 2 Profit (continued)

	Group			Bank
	2007	2006	2005	2007	2006
	$M	$M	$M	$M	$M

Staff Expenses
Salaries and wages	2,746	2,419	2,274	2,059	1,872
Share-based remuneration	89	39	74	89	39
Superannuation contributions	8	8	7	(27)	(14)
Provisions for employee entitlements	61	66	67	54	59
Payroll tax	139	123	115	114	111
Fringe benefits tax	34	34	32	31	30
Other staff expenses	152	134	104	73	31

Comparable business	3,229	2,823	2,673	2,393	2,128
Which new Bank	—	—	50	—	—

Total Staff Expenses	3,229	2,823	2,723	2,393	2,128

Occupancy and Equipment Expenses
Operating lease rentals	367	338	331	312	284
Depreciation:
Buildings	22	22	21	21	21
Leasehold improvements	59	56	58	47	46
Equipment	73	64	63	43	38
Operating lease assets	22	9	8	12	—
Repairs and maintenance	71	73	71	64	67
Other	74	59	61	42	32

Comparable business	688	621	613	541	488
Which new Bank	—	—	13	—	—

Total Occupancy and Equipment Expenses	688	621	626	541	488

Information Technology Services
Application maintenance and development	304	364	331	286	332
Data processing	206	227	248	175	200
Desktop	119	137	150	119	134
Communications	192	201	204	165	173
Amortisation of software assets	62	43	17	59	36
IT equipment depreciation	24	13	6	24	13

Comparable business	907	985	956	828	888
Which new Bank	—	—	52	—	—

Total Information Technology Services	907	985	1,008	828	888

Other Expenses
Postage	109	118	112	94	104
Stationery	104	98	108	77	74
Fees and commissions	691	636	614	498	406
Advertising, marketing and loyalty	326	307	288	259	249
Amortisation of other intangible assets (excluding software)	8	6	3	—	—
Non-lending losses	97	116	103	91	110
Other	268	284	249	101	157

Comparable business	1,603	1,565	1,477	1,120	1,100
Which new Bank	—	—	35	—	—

Total Other Expenses	1,603	1,565	1,512	1,120	1,100

Comparable business	6,427	5,994	5,719	4,882	4,604
Which new Bank	—	—	150	—	—

Total Operating Expenses	6,427	5,994	5,869	4,882	4,604

Defined benefit superannuation plan income/(expense)	8	(35)	(75)	8	(35)

Profit before income tax	6,538	5,859	5,012	5,410	5,243

98     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 3 Income

	Group			Bank
	2007	2006	2005	2007	2006
	$M	$M	$M	$M	$M

Banking
Interest income	23,862	19,758	16,781	20,068	16,027
Fees and commissions	2,625	2,435	2,278	2,177	2,044
Trading income	555	505	440	492	498
Net gains and (losses) on disposal of non-trading instruments	147	45	(13)	128	31
Net gains and (losses) on other financial instruments (including non-trading derivatives)	(110)	(79)	—	(232)	333
Dividends	3	4	3	1,882	2,080
Net (losses) and gains on sale of property, plant and equipment	(15)	4	4	(15)	(1)
Other income	136	122	132	1,090	555

	27,203	22,794	19,625	25,590	21,567

Funds Management, Investment and Insurance contracts
Funds management and investment contract income including premiums	1,871	1,589	1,247	—	—
Insurance contract premiums and related income	1,117	1,052	1,132	—	—
Investment income (1)	2,978	3,129	3,142	—	—

	5,966	5,770	5,521	—	—

Total income	33,169	28,564	25,146	25,590	21,567

(1)	Includes goodwill impairment of Avanteos investment of $40 million in the year to 30 June 2007 (2006: Profit on sale of the Hong Kong Insurance Business of $145 million and goodwill impairment on Symetry investment of $21 million).
Commonwealth Bank of Australia Annual Report 2007     99

Notes to the Financial Statements
Note 4 Average Balances and Related Interest
The following table lists the major categories of interest earning assets and interest bearing liabilities of the Group together with the respective interest earned or paid and the average interest rate for each of the years ended 30 June 2007, 30 June 2006 and 30 June 2005. Averages used were predominately daily averages. Interest is accounted for based on product yield, while all trading gains and losses are disclosed as Trading income within Other banking income.
Where assets or liabilities are hedged, the amounts are shown net of the hedge, however individual items not separately hedged may be affected by movements in exchange rates.
The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities.
Non-accrual loans were included in interest earning assets under Loans, Advances and Other receivables.
The official cash rate in Australia increased by 50 basis points during the year while rates in New Zealand increased by a total of 75 basis points.
In the current year, certain interest income and expense items have been reallocated across the average Balance Sheet line items to better reflect the underlying changes in yield. This reallocation is necessary due to the impact of AIFRS hedge accounting and financial instrument reclassifications. The average Balance Sheet for the year ended 30 June 2006 has been restated on a consistent basis.

	2007			2006			2005
	Average		Average	Average		Average	Average		Average
Average Interest Earning	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Assets and Income	$M	$M	%	$M	$M	%	$M	$M	%

Cash and liquid assets
Australia	4,665	258	5.5	3,581	221	6.2	3,716	178	4.8
Overseas (1)	2,828	161	5.7	1,442	66	4.6	1,215	29	2.4
Receivables due from other financial institutions
Australia	3,801	179	4.7	3,016	145	4.8	2,394	61	2.5
Overseas	4,604	291	6.3	4,007	188	4.7	3,791	168	4.4
Assets at fair value through Income Statement – Trading
Australia	15,466	1,054	6.8	12,161	725	6.0	11,535	603	5.2
Overseas (2)	3,169	284	9.0	3,388	262	7.7	3,850	182	4.7
Assets at fair value through Income Statement – Other
Australia	431	29	6.7	355	22	6.2	—	—	—
Overseas (1) (2)	2,418	103	4.3	2,707	140	5.2	—	—	—
Investment securities
Australia	—	—	—	—	—	—	4,375	296	6.8
Overseas	—	—	—	—	—	—	8,400	418	5.0
Available-for-sale investments
Australia	5,645	335	5.9	5,010	349	7.0	—	—	—
Overseas	6,944	390	5.6	6,508	336	5.2	—	—	—
Loans, advances and other receivables
Australia	217,128	16,066	7.4	192,086	13,527	7.0	171,249	11,822	6.9
Overseas	48,949	3,703	7.6	40,537	3,012	7.4	34,183	2,427	7.1
Intragroup loans
Australia	—	—	—	—	—	—	—	—	—
Overseas	8,199	404	4.9	9,623	338	3.5	5,793	92	1.6

Average interest earning assets and interest income including intragroup	324,247	23,257	7.2	284,421	19,331	6.8	250,501	16,276	6.5
Intragroup eliminations	(8,199)	(404)	4.9	(9,623)	(338)	3.5	(5,793)	(92)	1.6

Total average interest earning assets and interest income	316,048	22,853	7.2	274,798	18,993	6.9	244,708	16,184	6.6
Securitisation Home Loan Assets	13,344	1,009	7.6	10,887	765	7.0	8,568	597	7.0

(1)	During the current year, certain ASB Bank overnight settlement account balances and associated interest income were reclassified from Assets at fair value through Income Statement to Cash and liquid assets. Prior periods have been restated on a consistent basis.

(2)	During the current year, product mapping of certain ASB Bank balances and interest income amounts were amended to align more closely with the Bank. Prior periods have been restated on a consistent basis.
100     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 4 Average Balances and Related Interest (continued)

	2007	2006	2005
	Average	Average	Average
	Balance	Balance	Balance
Average Non-Interest Earning Assets	$M	$M	$M

Bank acceptances
Australia	18,779	18,014	16,263
Overseas	—	—	—
Assets at fair value through Income Statement — Insurance
Australia	19,352	20,529	22,929
Overseas	2,680	3,468	4,542
Property, plant and equipment
Australia	1,075	978	893
Overseas	165	158	144
Other assets
Australia	20,619	20,699	23,822
Overseas	5,675	5,113	3,303
Provisions for impairment
Australia	(1,132)	(1,144)	(1,430)
Overseas	(96)	(86)	(142)

Total average non-interest earning assets	67,117	67,729	70,324

Total average assets	396,509	353,414	323,600

Percentage of total average assets applicable to overseas operations (%)	19.5	19.0	18.3

Commonwealth Bank of Australia Annual Report 2007     101

Notes to the Financial Statements
Note 4 Average Balances and Related Interest (continued)

	2007			2006			2005
Average Interest Bearing	Average		Average	Average		Average	Average		Average
Liabilities and Loan Capital	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
and Interest Expense	$M	$M	%	$M	$M	%	$M	$M	%

Time deposits
Australia	67,186	4,085	6.1	60,725	3,533	5.8	61,826	3,183	5.1
Overseas (1)	18,406	1,072	5.8	15,732	932	5.9	17,716	1,356	7.7
Savings deposits
Australia	38,550	1,016	2.6	31,832	603	1.9	31,304	586	1.9
Overseas (1)	4,703	313	6.7	3,632	222	6.1	2,489	105	4.2
Other demand deposits
Australia	48,337	2,314	4.8	44,544	1,905	4.3	41,235	1,653	4.0
Overseas (1) (2)	3,563	227	6.4	3,602	190	5.3	5,297	180	3.4
Payables due to other financial institutions
Australia	2,627	153	5.8	1,982	119	6.0	1,707	50	2.9
Overseas	9,724	521	5.4	7,649	356	4.7	6,292	207	3.3
Liabilities at fair value through Income Statement
Australia	3,881	284	7.3	2,038	192	9.4	—	—	—
Overseas (1)	14,170	945	6.7	13,266	821	6.2	—	—	—
Debt issues
Australia	57,403	3,417	6.0	46,315	2,547	5.5	34,853	2,095	6.0
Overseas	15,977	872	5.5	14,603	577	4.0	16,540	462	2.8
Loan capital
Australia	8,358	559	6.7	7,936	450	5.7	5,566	321	5.8
Overseas (2)	1,907	154	8.1	1,244	126	10.1	772	30	3.9
Intragroup borrowings
Australia	8,199	404	4.9	9,623	338	3.5	5,793	92	1.6
Overseas	—	—	—	—	—	—	—	—	—

Average interest bearing liabilities and loan capital and interest expense including intragroup	302,991	16,336	5.4	264,723	12,911	4.9	231,390	10,320	4.5
Intragroup eliminations	(8,199)	(404)	4.9	(9,623)	(338)	3.5	(5,793)	(92)	1.6

Total average interest bearing liabilities and loan capital and interest expense	294,792	15,932	5.4	255,100	12,573	4.9	225,597	10,228	4.5
Securitisation Debt Issues	13,861	894	6.4	11,541	671	5.8	9,911	527	5.3

Non-Interest Bearing Liabilities

Deposits not bearing interest
Australia	5,896			5,797			5,512
Overseas	1,473			1,170			1,121
Liabilities on Bank acceptances
Australia	18,779			18,014			16,263
Overseas	—			—			—
Insurance policy liabilities
Australia	20,100			20,731			20,732
Overseas	2,344			3,040			3,900
Other liabilities
Australia	9,107			11,476			14,607
Overseas	7,399			4,552			3,927

Total average non-interest bearing liabilities	65,098			64,780			66,062

Total average liabilities and loan capital	373,751			331,421			301,570

Shareholders’ Equity	22,758			21,993			22,030

Total average liabilities, loan capital and Shareholders’ Equity	396,509			353,414			323,600

Percentage of total average liabilities and Loan Capital applicable to overseas operations (%)	21.3			20.7			19.3

(1)	During the current year, product mapping of certain ASB account balances and associated interest expense were amended to align more closely with the Bank. Prior periods have been restated on a consistent basis.

(2)	During the current year, the impact on yield of economic hedges of Loan capital has been reclassified to the Other demand deposits category.
102     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 4 Average Balances and Related Interest (continued)

	2007			2006			2005
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Net Interest Margin	$M	$M	%	$M	$M	%	$M	$M	%

Total interest earning assets excluding securitisation	316,048	22,853	7.23	274,798	18,993	6.91	244,708	16,184	6.61
Total interest bearing liabilities excluding securitisation	294,792	15,932	5.40	255,100	12,573	4.93	225,597	10,228	4.53

Net interest income & interest spread (excluding securitisation)		6,921	1.83		6,420	1.98		5,956	2.08

Benefit of free funds			0.36			0.36			0.35

Net interest margin			2.19			2.34			2.43

Geographical analysis of key categories
Full Year Ended

	2007			2006			2005
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
	$M	$M	%	$M	$M	%	$M	$M	%

Loans, Advances and Other Receivables
Australia	217,128	16,066	7.40	192,086	13,527	7.04	171,249	11,822	6.90
Overseas	48,949	3,703	7.57	40,537	3,012	7.43	34,183	2,427	7.10

Total	266,077	19,769	7.43	232,623	16,539	7.11	205,432	14,249	6.94

Non-lending Interest Earning Assets
Australia	30,008	1,855	6.18	24,123	1,462	6.06	22,020	1,138	5.17
Overseas	19,963	1,229	6.16	18,052	992	5.50	17,256	797	4.62

Total	49,971	3,084	6.17	42,175	2,454	5.82	39,276	1,935	4.93

Interest Bearing Deposits
Australia	154,073	7,415	4.81	137,101	6,041	4.41	134,365	5,422	4.04
Overseas (1)	26,672	1,612	6.04	22,966	1,344	5.85	25,502	1,641	6.43

Total	180,745	9,027	4.99	160,067	7,385	4.61	159,867	7,063	4.42

Other Interest Bearing Liabilities
Australia	72,269	4,413	6.11	58,271	3,308	5.68	42,126	2,466	5.85
Overseas (1)	41,778	2,492	5.96	36,762	1,880	5.11	23,604	699	2.96

Total	114,047	6,905	6.05	95,033	5,188	5.46	65,730	3,165	4.82

(1)	During the current year, the impact on yield of economic hedges of Loan capital has been reclassified to the Other demand deposits category.
The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non–accrual loans were included in interest earning assets under loans, advances and other receivables.
In calculating net interest margin, assets, liabilities, interest income and interest expense related to securitisation vehicles have been excluded. This has been done to more accurately reflect the Group’s underlying net margin.

Year Ended
2007 vs 2006
Increase/(Decrease)
Change in Net Interest Income	$M

Due to changes in average volume of interest earning assets and interest bearing liabilities	934
Due to changes in interest margin	(433)

Change in net interest income	501

Commonwealth Bank of Australia Annual Report 2007     103

Notes to the Financial Statements
Note 4 Average Balances and Related Interest (continued)

	June 2007 vs June 2006			June 2006 vs June 2005
Changes in Net Interest Income:	Volume	Rate	Total	Volume	Rate	Total
Volume and Rate Analysis	$M	$M	$M	$M	$M	$M

Interest Earning Assets
Cash and liquid assets
Australia	63	(26)	37	(7)	50	43
Overseas (1)	71	24	95	8	29	37
Receivables due from other financial institutions
Australia	37	(3)	34	23	61	84
Overseas	33	70	103	10	10	20
Assets at fair value through Income Statement - Trading
Australia	211	118	329	35	87	122
Overseas (2)	(18)	40	22	(29)	109	80
Assets at fair value through Income Statement — Other
Australia	5	2	7	11	11	22
Overseas (1) (2)	(14)	(23)	(37)	71	69	140
Investment securities
Australia	—	—	—	(148)	(148)	(296)
Overseas	—	—	—	(208)	(210)	(418)
Available-for-sale investments
Australia	41	(55)	(14)	174	175	349
Overseas	23	31	54	168	168	336
Loans, advances and other receivables
Australia	1,808	731	2,539	1,453	252	1,705
Overseas	631	60	691	462	123	585
Intragroup loans
Australia	—	—	—	—	—	—
Overseas	(60)	126	66	98	148	246

Changes in interest income including intragroup	2,782	1,144	3,926	2,255	800	3,055
Intragroup eliminations	60	(126)	(66)	(98)	(148)	(246)

Changes in interest income	2,917	943	3,860	2,035	774	2,809

Securitisation home loan assets	179	65	244	162	6	168

Interest Bearing Liabilities and Loan Capital
Time deposits
Australia	384	168	552	(60)	410	350
Overseas (3)	157	(17)	140	(135)	(289)	(424)
Savings deposits
Australia	152	261	413	10	7	17
Overseas (3)	68	23	91	59	58	117
Other demand deposits
Australia	172	237	409	137	115	252
Overseas (3) (4)	(2)	39	37	(74)	84	10
Payables due to other financial institutions
Australia	38	(4)	34	12	57	69
Overseas	104	61	165	54	95	149
Liabilities at fair value through Income Statement
Australia	154	(62)	92	96	96	192
Overseas (3)	58	66	124	411	410	821
Debt issues
Australia	635	235	870	660	(208)	452
Overseas	65	230	295	(65)	180	115
Loan capital
Australia	26	83	109	136	(7)	129
Overseas (4)	60	(32)	28	33	63	96
Intragroup borrowings
Australia	(60)	126	66	98	148	246
Overseas	—	—	—	—	—	—

Changes in interest expense including intragroup	1,965	1,460	3,425	1,556	1,035	2,591
Intragroup eliminations	60	(126)	(66)	(98)	(148)	(246)

Changes in interest expense	2,051	1,308	3,359	1,396	949	2,345

Changes in net interest income	934	(433)	501	718	(254)	464

Securitisation debt issues	142	81	223	91	53	144

(1)	During the current year, certain ASB Bank overnight settlement account balances and associated interest income were reclassified from Assets at fair value through Income Statement to Cash and liquid assets. Prior periods have been restated on a consistent basis.

(2)	During the current year, product mapping of certain ASB Bank balances and interest income amounts were amended to align more closely with the Bank. Prior periods have been restated on a consistent basis.

(3)	During the current year, product mapping of certain ASB account balances and associated interest expense were amended to align more closely with the Bank. Prior periods have been restated on a consistent basis.

(4)	During the current year, the impact on yield of economic hedges of Loan capital has been reclassified to the Other demand deposits category.
104     Commonwealth Bank of Australia Annual Report 2007

Notes of the Financial Statements
Note 4 Average Balances and Related Interest (continued)
Changes in Net Interest Income: Volume and Rate Analysis
The preceding table shows the movement in interest income and expense due to changes in volume and changes in interest rates. Volume variances reflect the change in interest from the prior year due to movement in the average balance. Rate variance reflects the change in interest from the prior year due to changes in interest rates.
Volume and rate variance for total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories).

	2007	2006	2005
Geographical analysis of key categories	%	%	%

Australia
Interest spread (1)	2.04	2.21	2.33
Benefit of net free liabilities, provisions and equity (2)	0.26	0.24	0.25

Net interest margin (3)	2.30	2.45	2.58

Overseas
Interest spread (1)	0.92	0.97	1.03
Benefit of net free liabilities, provisions and equity (2)	0.68	0.67	0.68

Net interest margin (3)	1.60	1.64	1.71

Group
Interest spread (1)	1.83	1.98	2.08
Benefit of net free liabilities, provisions and equity (2)	0.36	0.36	0.35

Net interest margin (3)	2.19	2.34	2.43

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Group’s interest earning assets is funded by net interest free liabilities and Shareholders’ Equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the year.
Commonwealth Bank of Australia Annual Report 2007     105

Notes to the Financial Statements
Note 5 Income Tax Expense

	Group			Bank
	2007	2006	2005	2007	2006
	$M	$M	$M	$M	$M

Profit from ordinary activities before Income Tax
Banking	5,146	4,594	4,057	5,403	5,278
Funds management	805	643	508	—	—
Insurance	579	657	522	—	—
Defined benefit superannuation plan expense	8	(35)	(75)	8	(35)

	6,538	5,859	5,012	5,411	5,243

Prima Facie Income Tax at 30%
Banking	1,544	1,378	1,217	1,621	1,584
Funds management	241	193	153	—	—
Insurance	174	197	157	—	—
Defined benefit superannuation plan expense	3	(11)	(23)	2	(11)

	1,962	1,757	1,504	1,623	1,573

Tax effect of expenses that are non-deductible/income non-assessable in determining taxable profit:

Current period
Taxation offsets and other dividend adjustments (1)	(55)	(57)	(48)	(556)	(615)
Tax adjustment referable to policyholder income	186	232	160	—	—
Non–assessable gains	—	(43)	—	—	—
Tax losses recognised	(24)	(35)	(9)	(20)	(14)
Tax losses assumed by the Bank under UIG 1052	—	—	—	(85)	—
Difference in overseas and offshore banking unit tax rates (2)	(43)	(13)	(3)	(36)	(17)
Other (3)	35	44	(2)	(2)	49

	99	128	98	(699)	(597)

Prior periods
Other	(20)	15	—	9	—

Total income tax expense	2,041	1,900	1,602	933	976

Income Tax Attributable to Profit from ordinary activities
Banking	1,423	1,328	1,197	933	976
Funds management	215	139	88	—	—
Insurance	137	102	89	—	—

Corporate tax expense	1,775	1,569	1,374	933	976
Policyholder tax expense	266	331	228	—	—

Total income tax expense	2,041	1,900	1,602	933	976

	%	%	%	%	%

Effective Tax Rate
Total – corporate	28.3	28.4	28.7	17.2	18.6
Banking – corporate	27.6	29.1	30.1	17.2	18.6
Funds management – corporate	34.1	30.8	21.8	—	—
Insurance – corporate	28.1	19.7	22.4	—	—

	$M	$M	$M	$M	$M

Recognised in the Income Statement
Australia
Current tax expense	2,209	1,366	1,403	1,322	655
Deferred tax expense/(benefit)	(390)	382	(5)	(392)	318

Total Australia	1,819	1,748	1,398	930	973

Overseas
Current tax expenses	141	114	175	3	3
Deferred tax expense	81	38	29	—	—

Total Overseas	222	152	204	3	3

Total income tax expense	2,041	1,900	1,602	933	976

(1)	During the current year exempt and concessionally taxed dividends received by overseas entities have been included in taxation offsets and other dividend adjustments. Prior periods have been restated on a consistent basis.

(2)	During the current year tax rate differences in foreign jurisdictions and the Australian offshore banking unit have been separately disclosed. Prior periods have been restated on a consistent basis.

(3)	2005 comparatives have been restated to include life insurance transitional fee relief.
The share of associates’ income tax expense included in total income tax expense in Income Statement is $17 million for 2007 (2006: $1 million, 2005: $2 million).
106     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 5 Income Tax Expense (continued)

	Group			Bank
	2007	2006	2005	2007	2006
	$M	$M	$M	$M	$M

The significant temporary differences are as follows (1):
Deferred tax assets arising from:
Provision for employee benefits	288	261	261	262	245
Provisions for impairment on loans, advances and other receivables	371	350	431	326	341
Other provisions not tax deductible until expense incurred	136	146	112	107	85
Recognised value of tax losses carried forward	8	9	—	8	9
Financial instruments	170	195	153	156	62
Other	316	297	133	118	209
Set off of tax	(367)	(608)	(439)	(312)	(559)

Total deferred tax assets	922	650	651	665	392

Deferred tax liabilities arising from:
Property asset revaluations	55	29	29	55	29
Lease financing	330	312	296	110	144
Defined benefit superannuation plan surplus	544	368	215	544	368
Intangible assets	10	10	11	—	—
Financial instruments	482	626	409	290	586
Other	522	599	400	44	72
Set off of tax	(367)	(608)	(439)	(312)	(559)

Total deferred tax liabilities (Note 26)	1,576	1,336	921	731	640

Deferred tax assets opening balance:	650	651	587	392	599
Movement in temporary differences during the year:
Provisions for employee benefits	27	—	29	17	5
Provisions for impairment on loans, advances and other receivables	21	(81)	8	(15)	(84)
Other provisions not tax deductible until expense incurred	(10)	34	31	22	(15)
Tax value of loss carry-forwards utilised	(1)	9	—	(1)	9
Financial instruments	(25)	42	(50)	94	(11)
Other	19	164	(180)	(91)	27
Set off of tax	241	(169)	226	247	(138)

Deferred tax assets closing balance (1)	922	650	651	665	392

Deferred tax liabilities opening balance:	1,336	921	572	640	872
Movements in temporary differences during the year:
Property asset revaluations	26	—	29	26	—
Lease financing	18	16	(43)	(34)	(148)
Defined benefit superannuation plan surplus	176	153	25	176	153
Intangible assets	—	(1)	11	—	—
Financial instruments	(144)	217	(234)	(296)	275
Other	(77)	199	335	(28)	(374)
Set off of tax	241	(169)	226	247	(138)

Deferred tax liabilities closing balance (1) (Note 26)	1,576	1,336	921	731	640

(1)	Exchange differences on deferred foreign tax balances are taken to income to match the treatment of exchange differences on the underlying assets and liabilities.

	Group			Bank
	2007	2006	2005	2007	2006
	$M	$M	$M	$M	$M

Deferred tax assets not taken to account (1)
Valuation allowance
Opening balance	131	159	170	72	79
Prior year adjustments	62	(40)	(33)	61	7
Benefits now taken to account	(30)	(35)	(9)	(22)	(14)
Benefits arising during the year not recognised	7	47	31	4	—

Closing balance	170	131	159	115	72

(1)	The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been taken to account in respect of the above items because it is not probable that future taxable profits will be available against which the Group can utilise the benefits therefrom.
Commonwealth Bank of Australia Annual Report 2007     107

Notes to the Financial Statements
Note 5 Income Tax Expense (continued)

	Group			Bank
	2007	2006	2005	2007	2006
Expiration of carry-forward losses	$M	$M	$M	$M	$M

At 30 June 2007 carry-forward losses expire as follows:
From one to two years	3	2	3	—	—
From two to four years	9	14	3	6	10
After four years	25	30	36	25	29
Losses that do not expire under current tax law	133	85	117	84	33

Total	170	131	159	115	72

Potential future income tax benefits of the company arising from:
•	Capital losses arising under the tax consolidations systems; and

•	Tax losses and timing differences in offshore centres, have not been recognised as assets because recovery is not probable. These benefits could amount to:
•	$130 million (2006: $72 million) in capital losses; and

•	$40 million (2006: $59 million) in offshore centres.
These potential tax benefits will only be obtained if:
•	The company derives future capital gains and assessable income of a nature and of an amount sufficient to enable the benefit from the losses to be realised;

•	The company continues to comply with the conditions for claiming capital losses and deductions imposed by tax legislation; and

•	No changes in tax legislation adversely affect the company in realising the benefit from deductions for the losses.
Tax Consolidation
Tax consolidation legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as single entities for Australian tax purposes. The Commonwealth Bank of Australia has elected to be taxed as a single entity with effect from 1 July 2002.
New Zealand Subsidiaries
Certain subsidiaries of the Bank in New Zealand are being audited by the Inland Revenue Department (IRD) as part of an industry-wide review of structured finance transactions.
Assessments have been received from the IRD in respect of two structured finance investments in relation to the 2001 and 2002 financial years. Notices of Proposed Adjustment have been received for other similar investments for later years.
The Group is confident that the tax treatment it has adopted for these investments is correct, and any assessments received will be disputed.
108     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 6 Dividends

	Group			Bank
	2007	2006	2005	2007	2006
	$M	$M	$M	$M	$M

Ordinary Shares
Interim ordinary dividend (fully franked) (2007: 107 cents, 2006: 94 cents) Interim ordinary dividend paid – cash component only	862	992	883	862	992
Interim ordinary dividend paid – dividend reinvestment plan	518	219	200	518	219

Total dividends paid	1,380	1,211	1,083	1,380	1,211

Preference Shares (1)
Preference dividends paid (fully franked) (2007: nil, 2006: nil, 2005: 1,115 cents)	—	—	29	—	—
Provision for preference dividend	—	—	10	—	—

Other Equity Instruments (1)
Dividends paid	55	—	92	—	—

Total dividends provided for, reserved or paid	1,435	1,211	1,214	1,380	1,211

Other provision carried	7	6	4	7	6

Dividends proposed and not recognised as a liability (fully franked) (2007: 149 cents, 2006: 130 cents, 2005: 112 cents) (2)	1,939	1,668	1,434	1,939	1,668

Provision for dividends
Balance as at 1 July 2006	6	14	14	6	14
Provisions made during the year	3,048	2,646	2,437	3,048	2,646
Provisions used during the year	(3,048)	(2,645)	(2,437)	(3,047)	(2,645)
Provisions reversed during the year	—	(9)	—	—	(9)

Balance at 30 June 2007 (Note 27)	6	6	14	7	6

(1)	Reclassified to loan capital on adoption of AIFRS from 1 July 2005.

(2)	The 2005 final dividend was satisfied by cash disbursements of $1,173 million and the issue of $261 million of ordinary shares through the dividend reinvestment plan. The 2006 final dividend was satisfied by cash disbursements of $1,368 million and the issue of $300 million of ordinary shares through the dividend reinvestment plan. The 2007 final dividend is expected to be satisfied by cash disbursements of $1,454 million and the estimated issue of $485 million of ordinary shares through the dividend reinvestment plan.
Dividend Franking Account
After fully franking the final dividend to be paid for the year ended 30 June 2007, the amount of credits available, at the 30% tax rate as at 30 June 2007 to frank dividends for subsequent financial years, is $559 million (2006: $nil). This figure is based on the combined franking accounts of the Bank at 30 June 2007, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2007, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods.
The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. These calculations have been based on the taxation law as at 30 June 2007.
Dividend History

					Full Year		DRP
			Half-year	Full Year	Payout Ratio		Participation
	Cents Per		Payout Ratio(1)	Payout Ratio(1)	Cash Basis(2)	DRP	Rate(3)
Half Year Ended	Share	Date Paid	%	%	%	Price	%

31 December 2004	85	31/03/05	65. 6	—	—	35.90	18.6
30 June 2005	112	23/09/05	88. 6	77.0	74. 9	37.19	18.2
31 December 2005	94	05/04/06	60. 6	—	—	43.89	18.1
30 June 2006	130	05/10/06	86. 5	73. 3	71. 0	45.24	18.0
31 December 2006	107	05/04/07	63. 0	—	—	50.02	37.6
30 June 2007 (4)	149	—	86. 1	75. 2	73. 0	—	—

(1)	Dividend Payout Ratio: dividends divided by statutory earnings.

(2)	Payout ratio based on net profit after tax before defined benefit superannuation plan expense, treasury shares valuation adjustment, and one-off AIFRS mismatches. Includes Which new Bank expenses for the year ended 30 June 2005 and the profit on sale of CMG Asia for the year ended 30 June 2006.

(3)	DRP Participation Rate: the percentage of total issued share capital participating in the Dividend Reinvestment Plan.

(4)	Dividend expected to be paid on 5 October 2007.
Commonwealth Bank of Australia Annual Report 2007     109

Notes to the Financial Statements
Note 7 Earnings Per Share

	Group
	2007	2006	2005
	C	C	C

Earnings per Ordinary Share
Basic	344.7	308.2	259.6
Fully diluted	339.7	303.1	255.3

	$M	$M	$M

Reconciliation of earnings used in the calculation of earnings per share
Profit after income tax	4,497	3,959	3,410
Less: Preference share dividends	—	—	(39)
Less: Other equity instrument dividends	(55)	—	(76)
Less: Other dividends – ASB preference shares	—	—	(16)
Less: Minority interests	(27)	(31)	(10)

Earnings used in calculation of basic earnings per share	4,415	3,928	3,269

Add: Profit impact of assumed conversions
Preference shares	—	—	23
Other equity instruments	—	—	67
Loan capital	150	100	—

Earnings used in calculation of fully diluted earnings per share	4,565	4,028	3,359

	Number of Shares
	2007	2006	2005
	M	M	M

Weighted average number of ordinary shares (net of treasury shares) used in the calculation of basic earnings per share	1,281	1,275	1,260
Effect of dilutive securities – share options and convertible loan capital instruments	62	54	56

Weighted average number of ordinary shares (net of treasury shares) used in the calculation of fully diluted earnings per share (1)	1,344	1,329	1,316

	C	C	C

Cash Basis Earnings Per Ordinary Share
Basic	353.0	315.9	264.8
Fully diluted	347.8	310.5	260.5

	$M	$M	$M

Reconciliation of earnings used in the calculation of basic cash basis earnings per share
Earnings used in calculation of earnings per share (as above)	4,415	3,928	3,269
Less: Defined benefit superannuation plan expense after income tax	(5)	25	53
Add: Treasury shares valuation adjustment after income tax	75	100	39
Add: One-off AIFRS mismatches	64	—	—

Earnings used in calculation of basic cash basis earnings per share	4,549	4,053	3,361

Add: Profit impact of assumed conversions Preference shares	—	—	23
Other equity instruments	—	—	67
Loan capital	150	100	—

Earnings used in calculation of fully diluted cash basis earnings per share	4,699	4,153	3,451

	Number of Shares
	2007	2006	2005
	M	M	M

Weighted average number of ordinary shares (net of treasury shares) used in calculation of basic cash basis earnings per share	1,289	1,283	1,269
Effect of dilutive securities – share options and convertible loan capital instruments	62	55	56

Weighted average number of ordinary shares (net of treasury shares) used in calculation of fully diluted cash basis earnings per share (1)	1,352	1,338	1,325

(1)	Figures presented in this table have been rounded.
Basic earnings per share amounts are calculated by dividing net profit for the year attributed to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing net profit attributable to ordinary Shareholders (after deducting interest on the convertible redeemable loan capital instruments) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of diluted options and diluted convertible non-cumulative redeemable loan capital instruments).
110     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 8 Cash and Liquid Assets

	Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Australia
Notes, coins and cash at banks	1,754	1,629	1,364	1,210
Money at short call	1	4	—	—
Securities purchased under agreements to resell	4,164	2,629	4,164	2,629
Bills received and remittances in transit	65	131	97	133

Total Australia	5,984	4,393	5,625	3,972

Overseas
Notes, coins and cash at banks (1)	2,803	811	13	4
Money at short call	901	356	797	210
Securities purchased under agreements to resell	420	308	966	633

Total Overseas	4,124	1,475	1,776	847

Total Cash and Liquid Assets	10,108	5,868	7,401	4,819

(1)	During the current year certain ASB Bank overnight settlement account balances were reclassified from Assets at fair value through Income Statements to Cash and liquid assets. The prior period has been restated on a consistent basis.
Note 9 Receivables Due from Other Financial Institutions

	Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Australia
Placements with and loans to other banks and financial institutions	2,809	3,191	3,283	3,700

Total Australia	2,809	3,191	3,283	3,700

Overseas
Deposits with regulatory authorities (1)	83	74	4	3
Other placements with and loans to other banks and financial institutions	2,603	3,842	2,485	3,761

Total Overseas	2,686	3,916	2,489	3,764

Total Receivables from Other Financial Institutions	5,495	7,107	5,772	7,464

(1)	Required by law for the Group to operate in certain regions.
Commonwealth Bank of Australia Annual Report 2007     111

Notes to the Financial Statements
Note 10 Assets at Fair Value through Income Statement

	Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Trading	21,469	15,758	20,287	13,926
Insurance	23,519	24,437	—	—
Other (1)	4,073	2,207	448	396

Total Assets at Fair Value through Income Statement	49,061	42,402	20,735	14,322

(1)	During the current year, ASB Bank overnight settlement account balances were reclassified from Assets as fair value through Income Statement to Cash and liquid assets. The prior period has been restated on a consistent basis.

	Group		Bank
	2007	2006	2007	2006
Trading	$M	$M	$M	$M

Australia
Market Quoted:
Australian Public Securities
Commonwealth and States	1,117	422	1,117	422
Local and semi-government	2,777	860	2,777	860
Bills of exchange	4,709	2,982	4,709	2,982
Certificates of deposit	5,484	5,031	5,484	5,031
Medium term notes	3,604	2,846	3,604	2,846
Other securities	550	43	724	24
Non-Market Quoted:
Commercial paper	770	648	770	800

Total Australia	19,011	12,832	19,185	12,965

Overseas
Market Quoted:
Government securities	383	361	336	220
Eurobonds	378	349	377	349
Certificates of deposit	789	1,408	—	—
Medium term notes	55	60	—	—
Floating rate notes	365	392	365	392
Commercial paper	86	82	24	—
Non-Market Quoted:
Commercial paper	208	138	—	—
Bills of exchange	188	135	—	—
Other securities	6	1	—	—

Total Overseas	2,458	2,926	1,102	961

Total Trading Assets	21,469	15,758	20,287	13,926

112     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 10 Assets at Fair Value through Income Statement (continued)

	Investments	Investments		Investments	Investments
	Backing Life	Backing Life		Backing Life	Backing Life
	Risk	Investment		Risk	Investment
	Contracts	Contracts		Contracts	Contracts
	2007	2007	2007	2006	2006	2006
Insurance	$M	$M	$M	$M	$M	$M

Equity Security Investments:
Direct	620	2,160	2,780	685	2,013	2,698
Indirect	948	5,332	6,280	1,156	5,725	6,881

Total Equity Security Investments	1,568	7,492	9,060	1,841	7,738	9,579

Debt Security Investments:
Direct	882	1,965	2,847	579	1,924	2,503
Indirect	2,865	5,569	8,434	2,598	5,497	8,095

Total Debt Security Investments	3,747	7,534	11,281	3,177	7,421	10,598

Property Investments:
Direct	87	217	304	182	313	495
Indirect	357	967	1,324	463	854	1,317

Total Property Investments	444	1,184	1,628	645	1,167	1,812

Other Assets	76	1,474	1,550	87	2,361	2,448

Total Life Insurance Investment Assets	5,835	17,684	23,519	5,750	18,687	24,437

Direct investments refer to positions held directly in the issuer of the investment. Indirect investments refer to investments that are held through unit trusts or similar investment vehicles.
Disclosure on Asset Restriction
Investments held in the Australian statutory funds may only be used within the restrictions imposed under the Life Insurance Act 1995.
The main restrictions are that assets in a fund may only be used to meet the liabilities and expenses of the fund, to acquire investments to further the business of the fund, or as distributions when solvency and capital adequacy requirements are met.
Participating policyholders can receive a distribution when solvency requirements are met, whilst Shareholders can only receive a distribution when the higher levels of capital adequacy requirements are met.
All financial assets within the life statutory funds have been determined to back either life insurance or life investment contracts.
These investment assets held in the statutory funds are not available for use by the Commonwealth Bank’s operating businesses.
The Group also holds investments in the Colonial First State Property Trust Group and Colonial Mastertrust Wholesale funds (including Fixed Interest, Australian Shares, International Shares, Property Securities, Capital Stable, Balanced and Diversified Growth funds) through controlled life insurance entities, which have been designated as Assets at Fair Value through Income Statement instead of being accounted for under the equity accounting method.
Instead, these investments are brought to account at fair value at Balance Sheet date in compliance with the requirements of AASB 1038: Life Insurance Business.

	Group		Bank
	2007	2006	2007	2006
Other (1)	$M	$M	$M	$M

Fair value structured transactions	1,363	1,005	425	369
Receivables due from financial institutions	657	407	—	—
Term loans	1,984	616	—	—
Other lending	69	179	23	27

Total Other Assets at Fair Value through Income Statement	4,073	2,207	448	396

(1)	Designated at Fair Value through Income Statement at inception as they are managed by the Group on a fair value basis.
Commonwealth Bank of Australia Annual Report 2007     113

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities
Derivative contracts
Each derivative is classified as held for “Trading”, held for “Hedging”, or as “Other” derivatives. Derivatives classified as “Hedging” are derivative transactions entered into in order to manage the risks arising from non-traded assets, liabilities and commitments in Australia and offshore centres. Other derivatives are those held in relation to a portfolio designated at fair value through Income Statement.
Derivatives transacted for hedging purposes
The Group enters into derivative transactions which are designated and qualify as either fair value or cash flow hedges for recognised assets or liabilities or forecast transactions. Forward Foreign Exchange transactions are also designated as hedges of currency translation risk of net investments in foreign operations. The Group also enters into derivative transactions which provide economic hedges for risk exposures but do not meet the accounting requirements for hedge accounting treatment. As stated in Note 1 (ff) Derivative financial instruments, the Group uses Credit Default Swaps (CDSs) and equity swaps as economic hedges to manage credit risk in the asset portfolio and risks associated with both the capital investment in equities and the related yield respectively, but cannot apply hedge accounting to such positions. Gains or losses on these CDSs and equity swaps have therefore been recorded in trading income.
Derivatives designated and accounted for as hedging instruments
The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1 (ff) Derivative financial instruments where terms used in the following sections are explained.
Fair value hedges
The Group’s fair value hedges principally consist of interest rate swaps, cross currency swaps and futures. Fair value hedges are used to limit the Group’s exposure to changes in the fair value of its fixed-rate interest bearing assets or liabilities that are due to interest rate or foreign exchange volatility.
For the year ended 30 June 2007, the Group recognised a net gain of $14 million (2006: $20 million net loss) (reported within other operating income in the Financial Statements), which represents the ineffective portion of fair value hedges.
As at 30 June 2007, the fair value of outstanding derivatives designated as fair value hedges was $463 million (2006: $516 million) of assets and $2,451 million (2006: $2,644 million) of liabilities.
Cash flow hedges
The Group uses interest rate swaps and cross currency swaps to minimise the variability in cash flows of interest-earning assets, interest-bearing liabilities or forecast transactions caused by interest rate or foreign exchange fluctuations. For the year ended 30 June 2007, there has been no material gain or loss associated with ineffective portions of cash flow hedges.
Gains and losses on derivative contracts designated as cash flow hedges are initially recorded in Shareholders’ equity but are reclassified to current period earnings when the hedged cash flows occur, as explained in Note 1 (ff) Derivative financial instruments. As at 30 June 2007, deferred net gains on derivative instruments designated as cash flow hedges accumulated in Shareholders’ equity were $637 million (2006: $88 million). The amount recognised in Shareholders’ equity at 30 June 2007 related to cash flows expected to occur within one month to approximately 30 years of the Balance Sheet date, with the main portion expected to occur within three years.
As at 30 June 2007, the fair value of outstanding derivatives designated as cash flow hedges was $1,280 million (2006: $615 million) of assets and $415 million (2006: $290 million) of liabilities. Amounts reclassified from gains/(losses) on cash flow hedging instruments recognised in equity to current period earnings due to discontinuation of hedge accounting were immaterial.
Net Investment Hedges
The Group uses forward foreign exchange transactions to minimise the Group’s exposure to currency translation risk of some of its net investments in foreign operations. For the year ended 30 June 2007 there has been no material gain or loss associated with ineffective portions of net investment hedges.
Gains and losses on derivative contracts relating to the effective portion of the hedge are recognised in the Foreign Currency Translation Reserve. Gains and losses accumulated in Foreign Currency Translation Reserve are reclassified in current period earnings when the overseas subsidiary is disposed of as explained in Note 1 (ff) Derivative financial instruments.
114     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities (continued)

						Group
	2007			2006
	Face Value	Fair Value	Fair Value	Face Value	Fair Value	Fair Value
		Asset	Liability		Asset	Liability
	$M	$M	$M	$M	$M	$M

Derivative Assets and Liabilities
Held for trading	1,115,684	10,666	(13,230)	972,789	8,257	(7,779)
Held for hedging	121,495	1,743	(2,866)	114,612	1,131	(2,934)
Other derivatives	58,774	334	(584)	31,646	287	(107)

Total recognised derivative assets and liabilities	1,295,953	12,743	(16,680)	1,119,047	9,675	(10,820)

Derivatives held for trading
Exchange rate related contracts:
Forward contracts (1)	287,107	2,312	(4,134)	247,862	2,423	(2,257)
Swaps	130,962	3,715	(4,184)	104,942	2,735	(2,095)
Futures	—	—	—	8,063	15	—
Options purchased and sold	57,220	51	(50)	17,051	190	(193)

Total exchange rate related contracts	475,289	6,078	(8,368)	377,918	5,363	(4,545)

Interest rate related contracts:
Forward contracts	6,956	1	(1)	64,865	1	(2)
Swaps	433,693	3,915	(4,129)	404,493	2,443	(2,824)
Futures	142,487	71	(54)	83,075	3	(29)
Options purchased and sold	46,036	110	(173)	34,899	94	(119)

Total interest rate related contracts	629,172	4,097	(4,357)	587,332	2,541	(2,974)

Credit related contracts:
Swaps	5,928	18	(17)	3,073	6	(8)

Total credit related contracts	5,928	18	(17)	3,073	6	(8)

Equity related contracts:
Swaps	381	—	(44)	—	—	—

Total equity related contracts	381	—	(44)	—	—	—

Commodity related contracts:
Swaps	2,506	422	(394)	2,944	299	(200)
Options purchased and sold	2,408	51	(50)	1,522	48	(52)

Total commodity related contracts	4,914	473	(444)	4,466	347	(252)

Total derivative assets/liabilities held for trading	1,115,684	10,666	(13,230)	972,789	8,257	(7,779)

(1)	Comparatives have been restated on a consistent basis with the current year.
Commonwealth Bank of Australia Annual Report 2007     115

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities (continued)

						Group
	2007			2006
	Face Value	Fair Value	Fair Value	Face Value	Fair Value	Fair Value
		Asset	Liability		Asset	Liability
	$M	$M	$M	$M	$M	$M

Derivatives designated as fair value hedges
Exchange rate related contracts:
Forward contracts	1,285	74	(14)	16	—	—
Swaps	12,041	300	(772)	13,554	342	(534)
Options purchased and sold	—	—	—	101	—	—

Total exchange rate related contracts	13,326	374	(786)	13,671	342	(534)

Interest rate related contracts:
Swaps	26,336	83	(1,657)	25,047	170	(2,099)
Futures	—	—	—	1,500	3	—

Total interest rate related contracts	26,336	83	(1,657)	26,547	173	(2,099)

Equity related contracts:
Swaps	292	6	(8)	159	—	(10)

Total equity related contracts	292	6	(8)	159	—	(10)

Commodity related contracts:
Swaps	1	—	—	47	1	(1)

Total commodity related contracts	1	—	—	47	1	(1)

Total fair value hedges	39,955	463	(2,451)	40,424	516	(2,644)

Derivatives designated as cash flow hedges
Exchange rate related contracts:
Forward contracts	—	—	—	1,237	3	—
Swaps	2,152	369	(40)	2,677	314	(9)

Total exchange rate related contracts	2,152	369	(40)	3,914	317	(9)

Interest rate related contracts:
Swaps	79,388	911	(375)	70,274	298	(281)

Total interest rate related contracts	79,388	911	(375)	70,274	298	(281)

				74,188	615
Total cash flow hedges	81,540	1,280	(415)			(290)

Total derivative assets/liabilities held for hedging (1)	121,495	1,743	(2,866)	114,612	1,131	(2,934)

(1)	Prior year comparatives have been restated on a consistent basis.
116     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities (continued)

						Group
	2007			2006
	Face Value	Fair Value	Fair Value	Face Value	Fair Value	Fair Value
		Asset	Liability		Asset	Liability
	$M	$M	$M	$M	$M	$M

Other Derivatives
Exchange rate related contracts:
Forward contracts	8,374	77	(212)	6,802	171	(28)
Swaps	7,834	98	(186)	5,838	88	(20)
Options purchased and sold	164	2	(2)	252	1	(6)

Total exchange rate related contracts	16,372	177	(400)	12,892	260	(54)

Interest rate related contracts:
Forward contracts	5,673	1	(1)	7,691	1	(2)
Swaps	29,802	155	(170)	8,069	17	(27)
Futures	5,313	1	—	1,916	—	—
Options purchased and sold	1,445	—	(4)	627	—	(1)

Total interest rate related contracts	42,233	157	(175)	18,303	18	(30)

Credit related contracts:
Swaps	—	—	—	275	—	—

Total credit related contracts	—	—	—	275	—	—

Equity related contracts:
Options purchased and sold	21	—	—	171	8	(1)

Total equity related contracts	21	—	—	171	8	(1)

Commodity related contracts:
Forward contracts	—	—	—	5	1	(1)

Total commodity related contracts	—	—	—	5	1	(1)

Identified embedded derivatives	148	—	(9)	—	—	(21)

Total other derivatives	58,774	334	(584)	31,646	287	(107)

Total recognised derivative assets/liabilities	1,295,953	12,743	(16,680)	1,119,047	9,675	(10,820)

Commonwealth Bank of Australia Annual Report 2007     117

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities (continued)

						Bank
	2007			2006
	Face Value	Fair Value	Fair Value	Face Value	Fair Value	Fair Value
		Asset	Liability		Asset	Liability
	$M	$M	$M	$M	$M	$M

Derivative Assets and Liabilities
Held for trading	1,172,891	12,522	(14,084)	1,004,062	8,944	(8,179)
Held for hedging	90,878	1,340	(2,683)	94,052	991	(2,755)
Other derivatives	400	—	(19)	2,788	3	(21)

Total derivative assets and liabilities	1,264,169	13,862	(16,786)	1,100,902	9,938	(10,955)

Derivatives held for trading
Exchange rate related contracts:
Forward contracts (1)	287,107	2,314	(4,134)	247,862	2,423	(2,257)
Swaps	130,632	3,699	(3,958)	104,435	2,733	(1,962)
Futures	—	—	—	8,063	15	—
Options purchased and sold	57,220	51	(50)	17,051	190	(193)
Derivatives held with controlled entities	39,223	1,736	(867)	18,877	327	(406)

Total exchange rate related contracts	514,182	7,800	(9,009)	396,288	5,688	(4,818)

Interest rate related contracts:
Forward contracts	6,956	1	(1)	64,865	1	(2)
Swaps	433,676	3,926	(4,167)	404,470	2,443	(2,824)
Futures	142,487	71	(54)	83,075	3	(29)
Options purchased and sold	46,036	110	(173)	34,899	94	(119)
Derivatives held with controlled entities	16,620	46	(115)	12,926	362	(127)

Total interest rate related contracts	645,775	4,154	(4,510)	600,235	2,903	(3,101)

Credit related contracts:
Swaps	5,928	18	(17)	3,073	6	(8)
Derivatives held with controlled entities	173	—	—	—	—	—

Total credit related contracts	6,101	18	(17)	3,073	6	(8)

Equity risk related contracts
Swaps	381	—	(44)	—	—	—
Derivatives held with controlled entities	1,538	77	(60)	—	—	—

Total equity related contracts	1,919	77	(104)	—	—	—

Commodity related contracts:
Swaps	2,506	422	(394)	2,944	299	(200)
Options purchased and sold	2,408	51	(50)	1,522	48	(52)

Total commodity related contracts	4,914	473	(444)	4,466	347	(252)

Total derivative assets/liabilities held for trading	1,172,891	12,522	(14,084)	1,004,062	8,944	(8,179)

(1)	Comparatives have been restated on a consistent basis with the current year.
118     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 11 Derivative Assets and Liabilities (continued)

						Bank
	2007			2006
		Fair Value	Fair Value		Fair Value	Fair Value
	Face Value	Asset	Liability	Face Value	Asset	Liability
	$M	$M	$M	$M	$M	$M

Derivatives designated as fair value hedges
Exchange rate related contracts:
Forward contracts	13	—	—	—	—	—
Swaps	11,876	300	(742)	13,544	341	(534)
Derivatives held with controlled entities	165	—	(31)	229	—	(4)

Total exchange rate related contracts	12,054	300	(773)	13,773	341	(538)

Interest rate related contracts:
Swaps	23,651	57	(1,615)	24,896	110	(1,962)
Futures	—	—	—	1,500	3	—
Derivatives held with controlled entities	484	—	(11)	803	2	(45)

Total interest rate related contracts	24,135	57	(1,626)	27,199	115	(2,007)

Equity related contracts:
Swaps	292	6	(8)	159	—	(10)

Total equity related contracts	292	6	(8)	159	—	(10)

Commodity related contracts:
Swaps	1	—	—	47	1	(1)

Total commodity related contracts	1	—	—	47	1	(1)

Total fair value hedges	36,482	363	(2,407)	41,178	457	(2,556)

Derivatives designated as cash flow hedges
Exchange rate related contracts:
Swaps	983	364	—	980	281	—
Derivatives held with controlled entities	328	—	(21)	744	—	(6)

Total exchange rate related contracts	1,311	364	(21)	1,724	281	(6)

Interest rate related contracts:
Swaps	53,085	613	(255)	51,150	253	(193)

Total interest rate related contracts	53,085	613	(255)	51,150	253	(193)

Total cash flow hedges	54,396	977	(276)	52,874	534	(199)

Total derivative assets/liabilities held for hedging	90,878	1,340	(2,683)	94,052	991	(2,755)

						Bank
	2007			2006
		Fair Value	Fair Value		Fair Value	Fair Value
	Face Value	Asset	Liability	Face Value	Asset	Liability
	$M	$M	$M	$M	$M	$M

Other Derivatives
Interest rate related contracts:
Swaps	252	—	(10)	2,383	—	—
Derivatives held with controlled entities	—	—	—	—	—	—

Total interest rate related contracts	252	—	(10)	2,383	—	—

Credit related contracts:
Swaps	—	—	—	275	—	—

Total credit related contracts	—	—	—	275	—	—

Equity related contracts:
Options purchased and sold	—	—	—	130	3	—

Total equity related contracts	—	—	—	130	3	—

Identified embedded derivatives	148	—	(9)	—	—	(21)

Total other derivatives	400	—	(19)	2,788	3	(21)

Total recognised derivative assets/liabilities	1,264,169	13,862	(16,786)	1,100,902	9,938	(10,955)

Commonwealth Bank of Australia Annual Report 2007     119

Notes To The Financial Statements
Note 12 Available-for-Sale Investments

	Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Australia
Market Quoted:
Australian Public Securities:
Local and semi-government	2,376	1,892	2,378	1,894
Shares and equity investments	41	511	37	502
Medium term notes	524	415	517	407
Floating rate notes	605	465	—	—
Mortgage backed securities	1,417	1,576	1,417	1,576
Other securities	191	800	—	510

Non-Market Quoted:
Australian Public Securities:
Local and semi-government	80	84	—	—
Medium term notes	—	70	824	61
Shares and equity investments	54	217	38	158
Other securities	158	2	91	941

Total Australia	5,446	6,032	5,302	6,049

Overseas
Market Quoted:
Government securities	174	265	51	63
Bills of exchange	78	244	78	244
Certificates of deposit	1,763	2,390	1,741	2,366
Eurobonds	161	391	147	354
Medium term notes	365	456	171	243
Floating rate notes	967	571	931	430
Other securities	436	509	50	84

Non-Market Quoted:
Government securities	36	9	—	—
Certificates of deposit	—	17	—	17
Eurobonds	—	31	—	31
Floating rate notes	66	118	—	45
Other securities	181	192	—	—

Total Overseas	4,227	5,193	3,169	3,877

Less specific allowances for impairment	(1)	(22)	(3)	(12)

Total Available-for-sale investments	9,672	11,203	8,468	9,914

Available-for-sale investments revalued to fair value resulted in a gain of $28 million (2006: $51 million) recognised directly in equity. As a result of sale, derecognition or impairment of Available-for-sale investments, gains of $138 million (2006: $36 million) were removed from equity and reported in profit and loss for the year.
120     Commenwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 12 Available-for-Sale Investments (continued)

				Group
	At 30 June 2007
		Gross	Gross
	Amortised	Unrealised	Unrealised	Fair
	Cost	Gains	Losses	Value
	$M	$M	$M	$M

Australia
Australian Public Securities:
Local and semi-government	2,411	81	(36)	2,456
Medium term notes	535	1	(12)	524
Floating rate notes	605	—	—	605
Mortgage backed securities	1,416	1	—	1,417
Other securities and equity investments	441	4	(1)	444
Provisions	(1)	—	—	(1)

Total Australia	5,407	87	(49)	5,445

Overseas
Government securities	210	—	—	210
Bills of exchange	78	—	—	78
Certificates of deposit	1,764	—	(1)	1,763
Eurobonds	164	1	(4)	161
Medium term notes	366	—	(1)	365
Floating rate notes	1,033	1	(1)	1,033
Other securities and equity investments	619	—	(2)	617

Total Overseas	4,234	2	(9)	4,227

Total Available-for-sale investments	9,641	89	(58)	9,672

Maturity Distribution and Weighted Average Yield

											Group
	Maturity Period at 30 June 2007
											Non-
	0 to 3 months		3 to 12 months		1 to 5 years		5 to 10 years		10 years or more		Maturing	Total
	$M	%	$M	%	$M	%	$M	%	$M	%	$M	$M

Australia
Australian Public Securities:
Local and semi-government	150	6.73	504	6.48	1,603	6.21	199	6.61	—	—	—	2,456
Medium term notes	—	—	—	—	363	6.27	161	5.87	—	—	—	524
Floating rate notes	5	6.86	75	7.11	388	6.69	86	6.65	51	6.74	—	605
Mortgage backed securities	—	—	—	—	—	—	—	—	1,417	6.51	—	1,417
Other securities and equity investments	95	5.83	190	4.68	36	6.00	67	6.33	—	—	56	444
Provisions	—	—	(1)	—	—	—	—	—	—	—	—	(1)

Total Australia	250	—	768	—	2,390	—	513	—	1,468	—	56	5,445

Overseas
Government securities	138	7.28	12	6.65	60	2.40	—	—	—	—	—	210
Bills of exchange	—	—	78	4.11	—	—	—	—	—	—	—	78
Certificates of deposit	1,536	5.77	215	5.37	12	5.86	—	—	—	—	—	1,763
Eurobonds	26	4.68	93	5.59	42	2.64	—	—	—	—	—	161
Medium term notes	194	4.53	27	5.94	144	4.74	—	—	—	—	—	365
Floating rate notes	81	4.28	617	6.04	316	5.11	8	4.53	11	7.09	—	1,033
Other securities and equity investments	179	4.43	349	6.21	89	4.50	—	—	—	—	—	617
Provisions	—	—	—	—	—	—	—	—	—	—	—	—

Total Overseas	2,154	—	1,391	—	663	—	8	—	11	—	—	4,227

Total Available-for-sale investments	2,404	—	2,159	—	3,053	—	521	—	1,479	—	56	9,672

Additional Disclosure
Proceeds at or close to maturity of Available-for-sale investments in 2007 were: $21,891million (2006: $24,831 million).
Proceeds from sale of Available-for-sale investments in 2007 were: $728 million (2006: $646 million).
Commenwealth Bank of Australia Annual Report 2007     121

Notes To The Financial Statements
Note 12 Available-for-Sale Investments (continued)

				Group
	At 30 June 2006
		Gross	Gross
	Amortised	Unrealised	Unrealised	Fair
	Cost	Gains	Losses	Value
	$M	$M	$M	$M

Australia
Australian Public Securities:
Local and semi-government	1,892	84	—	1,976
Medium term notes	486	—	(1)	485
Floating rate notes	465	—	—	465
Mortgage backed securities	1,576	—	—	1,576
Other securities and equity investments	1,481	77	(28)	1,530
Provisions	(22)	16	(15)	(21)

Total Australia	5,878	177	(44)	6,011

Overseas
Government securities	275	—	(1)	274
Bills of exchange	244	1	(1)	244
Certificates of deposit	2,408	—	(1)	2,407
Eurobonds	421	2	(1)	422
Medium term notes	457	—	(1)	456
Floating rate notes	688	1	—	689
Other securities and equity investments	703	1	(3)	701
Provisions	—	—	(1)	(1)

Total Overseas	5,196	5	(9)	5,192

Total Available-for-sale Investments	11,074	182	(53)	11,203

Maturity Distribution and Weighted Average Yield

	Group Maturity Period at 30 June 2006
											Non-
	0 to 3 months		3 to 12 months		1 to 5 years		5 to 10 years		10 years or more		Maturing	Total
	$M	%	$M	%	$M	%	$M	%	$M	%	$M	$M

Australia
Australian Public Securities:
Local and semi-government	—	—	100	5.60	1,702	6.22	108	7.17	66	6.14	—	1,976
Medium term notes	17	5.69	—	—	309	6.09	110	5.93	49	6.05	—	485
Floating rate notes	75	6.08	88	6.08	242	6.08	—	—	60	6.08	—	465
Mortgage backed securities	—	—	—	—	—	—	—	—	1,576	6.04	—	1,576
Other securities and equity investments	64	4.59	—	—	331	6.68	19	7.11	—	—	1,116	1,530
Provisions	(2)	—	(11)	—	(6)	—	(2)	—	—	—	—	(21)

Total Australia	154	—	177	—	2,578	—	235	—	1,751	—	1,116	6,011

Overseas
Government securities	125	8.95	61	11.29	80	2.55	8	3.04	—	—	—	274
Bills of exchange	160	2.94	84	3.24	—	—	—	—	—	—	—	244
Certificates of deposit	1,660	4.62	706	3.90	41	4.48	—	—	—	—	—	2,407
Eurobonds	123	6.75	81	5.09	218	5.20	—	—	—	—	—	422
Medium term notes	20	6.88	24	5.75	412	5.66	—	—	—	—	—	456
Floating rate notes	36	4.20	102	3.86	522	4.06	28	5.12	1	7.12	—	689
Other securities and equity investments	—	—	20	5.50	681	5.79	—	—	—	—	—	701
Provisions	—	—	—	—	—	—	(1)	—	—	—	—	(1)

Total Overseas	2,124	—	1,078	—	1,954	—	35	—	1	—	—	5,192

Total Available-for-sale investments	2,278	—	1,255	—	4,532	—	270	—	1,752	—	1,116	11,203

122     Commonwealth Bank of Australia Annual Report 2007

Noetes to the Financial Statements
Note 13 Loans, Advances and Other Receivables

	Group			Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Australia
Overdrafts	2,902	2,672	2,902	2,672
Housing loans (1)	161,406	144,834	158,068	141,121
Credit card outstandings	7,185	6,997	7,185	6,997
Lease financing	4,532	4,924	1,324	1,352
Bills discounted	3,640	2,779	3,640	2,779
Term loans	68,577	56,950	65,777	52,579
Redeemable preference share financing	—	1	—	1
Other lending	1,339	597	989	949
Other securities	11	—	11	—

Total Australia	249,592	219,754	239,896	208,450

Overseas
Overdrafts	1,605	2,435	34	—
Housing loans	28,931	22,287	94	87
Credit card outstandings	533	428	—	—
Lease financing	531	139	160	137
Bills discounted	33	7	33	7
Term loans	20,027	15,282	8,742	5,730
Redeemable preference share financing	1,194	1,194	—	—
Other lending	183	8	147	—
Other securities	303	438	3	24

Total overseas	53,340	42,218	9,213	5,985

Gross loans, advances and other receivables	302,932	261,972	249,109	214,435

Less
Provisions for impairment (Note 14):
Collective provision	(1,034)	(1,046)	(907)	(938)
Individually assessed provisions against loans and advances	(199)	(171)	(176)	(157)
Unearned income:
Term loans	(941)	(934)	(515)	(510)
Lease financing	(979)	(645)	(230)	(131)

	(3,153)	(2,796)	(1,828)	(1,736)

Net loans, advances and other receivables	299,779	259,176	247,281	212,699

(1)	Includes securitised loan balances for 2007 of $15,633 million (2006: $12,607 million) in the Group and $15,164 million (2006: $9,977 million) in the Bank. Liabilities of similar values are included in Debt Issues (Group) and due to controlled entities (Bank).

	Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Finance Leases
Minimum lease payments receivable:
Not later than one year	1,462	1,271	388	501
Later than one year but not later than five years	2,583	2,792	883	838
Later than five years	1,018	1,000	213	150

Lease financing	5,063	5,063	1,484	1,489

Commonwealth Bank of Australia Annual Report 2007      123

Notes to the Financial Statements
Note 13 Loans, Advances and Other Receivables (continued)

				Group
	Maturity Period at 30 June 2007
	Maturing 1	Maturing
	Year	Between 1	Maturing
	or Less	& 5 Years	After 5 Years	Total
	$M	$M	$M	$M

Australia
Government and other public authorities	281	386	1,103	1,770
Agriculture, forestry and fishing	1,123	1,321	1,555	3,999
Financial, investments and insurance	3,802	1,873	1,498	7,173
Real estate:
Mortgage (1)	19,200	11,928	130,278	161,406
Construction (2)	967	860	407	2,234
Personal	9,078	8,689	485	18,252
Lease financing	1,412	2,404	716	4,532
Other commercial and industrial	21,131	24,031	5,064	50,226

Total Australia	56,994	51,492	141,106	249,592

Overseas
Government and other public authorities	123	194	219	536
Agriculture, forestry and fishing	883	1,123	2,160	4,166
Financial, investments and insurance	2,901	2,226	2,320	7,447
Real estate:
Mortgage (1)	3,868	3,592	21,471	28,931
Construction (2)	307	68	137	512
Personal	624	31	5	660
Lease financing	50	179	302	531
Other commercial and industrial	6,704	2,695	1,158	10,557

Total Overseas	15,460	10,108	27,772	53,340

Gross Loans, Advances and Other Receivables	72,454	61,600	168,878	302,932

Interest Rate Sensitivity of Lending
Australia	42,177	36,482	97,830	176,489
Overseas	8,929	4,904	5,295	19,128

Total Variable Interest Rates	51,106	41,386	103,125	195,617

Australia	15,910	15,012	42,254	73,176
Overseas	5,438	5,202	23,499	34,139

Total Fixed Interest Rates	21,348	20,214	65,753	107,315

Gross Loans, Advances and Other Receivables	72,454	61,600	168,878	302,932

(1)	Principally owner-occupied housing. While most of these loans would have a contractual term of 20 years or more, the actual average term of the portfolio is less than five years.

(2)	Financing real estate and land development projects.
124     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 13 Loans, Advances and Other Receivables (continued)

				Group
	Maturity Period at 30 June 2006
	Maturing 1	Maturing
	Year	Between 1 &	Maturing
	or Less	5 Years	After 5 Years	Total
	$M	$M	$M	$M
Australia
Government and other public authorities	234	1,287	7	1,528
Agriculture, forestry and fishing	1,053	1,495	759	3,307
Financial, investments and insurance	3,758	4,617	1,308	9,683
Real estate:
Mortgage (1)	14,570	12,724	117,540	144,834
Construction (2)	1,107	768	210	2,085
Personal	6,522	8,932	547	16,001
Lease financing	1,222	2,707	995	4,924
Other commercial and industrial	16,351	16,855	4,186	37,392

Total Australia	44,817	49,385	125,552	219,754

Overseas
Government and other public authorities	291	67	22	380
Agriculture, forestry and fishing	517	780	1,797	3,094
Financial, investments and insurance	1,808	3,175	3,020	8,003
Real estate:
Mortgage (1)	3,142	2,769	16,376	22,287
Construction (2)	125	87	56	268
Personal	386	127	8	521
Lease financing	50	84	5	139
Other commercial and industrial	4,399	2,547	580	7,526

Total Overseas	10,718	9,636	21,864	42,218

Gross Loans, Advances and Other Receivables	55,535	59,021	147,416	261,972

Interest Rate Sensitivity of Lending
Australia	32,577	29,968	84,203	146,748
Overseas	4,252	4,492	4,526	13,270

Total Variable Interest Rates (3)	36,829	34,460	88,729	160,018

Australia	12,239	19,417	41,349	73,005
Overseas	6,467	5,144	17,338	28,949

Total Fixed Interest Rates (3)	18,706	24,561	58,687	101,954

Gross Loans, Advances and Other Receivables	55,535	59,021	147,416	261,972

(1)	Principally Owner-occupied housing. While most of these loans would have a contractual term of 20 years or more, the actual average term of the portfolio is less than five years.

(2)	Financing real estate and land development projects.

(3)	Variable and fixed interest rates have been restated.
Commonwealth Bank of Australia Annual Report 2007     125

Notes to the Financial Statements
Note 14 Provisions for Impairment

	Group			Bank
	2007	2006	2005	2007	2006
	$M	$M	$M	$M	$M

Provisions for impairment losses
Collective provision
Opening balance (1)	1,046	1,021	1,393	938	915
Total charge against profit and loss for impairment losses	434	398	322	390	380
Net transfer to individually assessed provisions	(507)	(440)	(352)	(477)	(404)
Impairment losses recovered	103	127	81	93	90
Adjustments for exchange rate fluctuations and other items	9	(7)	2	—	(1)

	1,085	1,099	1,446	944	980

Impairment losses written off	(51)	(53)	(56)	(37)	(42)

Closing balance	1,034	1,046	1,390	907	938

Individually assessed provisions
Opening balance (1)	171	191	143	157	174
Charge against profit and loss for:
New and increased provisioning	523	468	408	490	427
Less write-back of provisions no longer required	(16)	(28)	(56)	(13)	(23)

Net transfer from collective provision	507	440	352	477	404

Discount unwind to interest income	(6)	(13)	—	(6)	(13)

Adjustment for exchange rate fluctuations and other items	(5)	(3)	(3)	(3)	(2)
Impairment losses	(468)	(444)	(335)	(449)	(406)

Closing balance	199	171	157	176	157

Total provisions for loan impairment	1,233	1,217	1,547	1,083	1,095

Other credit provisions	23	24	—	23	24

Total provisions for impairment	1,256	1,241	1,547	1,106	1,119

(1)	The opening balance at 1 July 2005 includes the impact of adopting AASB 132, AASB 137 and AASB 139 which have not been applied to the 2005 comparatives in accordance with AASB 1.

	Group			Bank
	2007	2006	2005	2007	2006
	%	%	%	%	%

Coverage Ratios
Collective provision as a % of gross loans and acceptances	0.32	0.37	—	0.32	0.33
Collective provisions as a % of risk weighted assets	0.42	0.48	—	0.42	0.43
Individually assessed provisions for impairment as a % of gross impaired assets (1)	23.8	24.5	23.8	23.8	24.5
Total provisions for impairment as % of gross impaired assets	298.3	380.7	391.6	n/a	n/a

(1)	Bulk portfolio provisions of $99 million at 30 June 2007 ($91 million at 30 June 2006 and $62 million at 30 June 2005) to cover unsecured personal loan and credit card lending have been deducted from individually assessed provisions to calculate this ratio. These provisions are deducted due to the exclusion of the related assets from gross impaired assets. The related asset amounts are instead included in the 90 days or more past due disclosure.
126     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 14 Provisions for Impairment (continued)

	Group			Bank
	2007	2006	2005	2007	2006
	$M	$M	$M	$M	$M

Total Loan Impairment Expense	434	398	322	390	380
The charge is required for:
Individually assessed provisioning
New and increased provisioning	523	468	408	490	427
Less provisions no longer required	(16)	(28)	(56)	(13)	(23)

Net individually assessed provisions	507	440	352	477	404
Provided from collective provisioning	(507)	(440)	(352)	(477)	(404)

Charge to profit and loss	—	—	—	—	—

Collective provisioning
Direct write-offs	51	53	56	37	42
Recoveries of amounts previously written off	(103)	(127)	(81)	(93)	(90)
Movement in collective provision	(21)	32	(5)	(31)	24
Funding of individually assessed provisions	507	440	352	477	404

Charge to profit and loss	434	398	322	390	380

Total charge to profit and loss for Loan Impairment expense	434	398	322	390	380

Individually Assessed Provisions for Impairment by Industry Category

	Group
	2007	2006	2005
	$M	$M	$M

Australia
Government and public authorities	—	—	—
Agriculture, forestry and fishing	3	4	16
Financial, investment and insurance	2	1	1
Real estate
Mortgage (1)	23	19	3
Construction (2)	1	2	7
Personal	104	97	63
Lease financing	—	1	5
Other commercial and industrial	52	42	49

Total Australia	185	166	144

Overseas
Government and public authorities	—	—	—
Agriculture, forestry and fishing	—	—	—
Financial, investment and insurance	1	1	1
Real estate
Mortgage (1)	4	2	11
Construction (2)	—	—	—
Personal	1	2	1
Lease financing	1	—	—
Other commercial and industrial	7	—	—

Total Overseas	14	5	13

Total individually assessed provisions	199	171	157

(1)	Principally owner-occupied housing.

(2)	Primarily financing real estate and land development projects.
Commonwealth Bank of Australia Annual Report 2007     127

Notes to the Financial Statements
Note 14 Provisions for Impairment (continued)
Loan Impairments Written Off by Industry Category

	Group
	2007	2006	2005
	$M	$M	$M

Loan Impairments Written Off
Australia
Government and public authorities	—	1	—
Agriculture, forestry and fishing	3	8	1
Financial, investment and insurance	1	1	4
Real estate:
Mortgage (1)	20	9	8
Construction (2)	12	5	4
Personal	409	388	280
Lease financing	6	6	4
Other commercial and industrial	58	68	83

Total Australia	509	486	384

Overseas
Government and public authorities	—	—	—
Agriculture, forestry and fishing	—	—	—
Financial, investment and insurance	—	—	—
Real estate:
Mortgage (1)	—	—	6
Construction (2)	—	—	—
Personal	7	7	—
Lease financing	—	—	—
Other commercial and industrial	3	4	1

Total Overseas	10	11	7

Gross Loan Impairments written off	519	497	391

Loan Impairments Recovered
Australia	99	122	76
Overseas	4	5	5

Total Loan Impairments Recovered	103	127	81

Net Loan Impairments written off	416	370	310

(1)	Principally owner-occupied housing.

(2)	Primarily financing real estate and land development projects.
128     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 14 Provisions for Impairment (continued)
Loan Impairments Recovered by Industry Category

	Group
	2007	2006	2005
	$M	$M	$M

Loan Impairments Recovered
Australia
Government and public authorities	—	—	—
Agriculture, forestry and fishing	1	1	2
Financial, investment and insurance	1	2	3
Real estate:
Mortgage (1)	1	1	1
Construction (2)	1	—	1
Personal	78	100	60
Lease financing	5	1	1
Other commercial and industrial	12	17	8

Total Australia	99	122	76

Overseas
Government and public authorities	—	—	—
Agriculture, forestry and fishing	—	—	—
Financial, investment and insurance	—	—	—
Real estate:
Mortgage (1)	—	—	—
Construction (2)	—	—	—
Personal	4	5	4
Lease financing	—	—	—
Other commercial and industrial	—	—	1

Total Overseas	4	5	5

Total Loan Impairments Recovered	103	127	81

(1)	Principally owner-occupied housing.

(2)	Primarily financing real estate and land development projects.
Commonwealth Bank of Australia Annual Report 2007     129

Notes to the Financial Statements
Note 15 Credit Risk Management
The Group has clearly defined credit policies for the approval and management of credit risk. Credit underwriting standards, which incorporate income/repayment capacity, acceptable terms and security and loan documentation tests exist for all major lending areas.
The Group relies, in the first instance, on the assessed integrity and ability of the debtor or counterparty to meet its contracted financial obligations for repayment. Collateral security, in the form of real property or a floating charge is generally taken for business credit except for major government, bank and corporate counterparties of strong financial standing. Longer term consumer finance is generally secured against real estate while short term revolving consumer credit is generally unsecured.
A centralised exposure management system records all significant credit risks borne by the Bank. The Risk Committee of the Board operates under a charter of the Board in terms of which the Committee oversees the Group’s credit management policies and practices. The Committee usually meets every two months, and more often if required.
The credit risk portfolio is divided into two segments, retail and credit risk rated.
The retail segment is comprised of housing loan, credit card, personal loan facilities, some leasing products and most secured commercial lending up to $1 million. These portfolios are managed on a delinquency band approach. The retail portfolios are reviewed by the Business Credit Support and Monitoring unit while the secured commercial lending is reviewed as part of the Client Quality Assurance process and overview is provided by the Portfolio Quality Assurance unit. Facilities in the retail segment become classified for remedial management by centralised units based on arrears status.
Credit risk rated exposures are comprised of commercial exposures, including bank and government exposures. Each exposure is assigned an internal risk rating that is based on an assessment of the risk of default and the risk of loss in the event of default. Credit risk rated exposures are generally required to be reviewed annually, unless they are small transactions that are managed on a behavioural basis after their initial rating at origination. The risk rated segment is subject to inspection by the Portfolio Quality Assurance unit, which is independent of the business units and which reports on its findings to the Board Risk Committee. Credit processes, including compliance with policy and portfolio standards, and application of risk ratings, are examined, and reported where cases of non-compliance are observed.
Impairment of Financial Assets
Under AASB 139 impairment losses are recognised to reduce the carrying amount of loans and advances to their estimated recoverable amounts. Individually assessed provisions are made against individually significant financial assets and those that are not individually significant including groups of financial assets with similar credit risk characteristics. The Bank creates an individually assessed provision for impairment when there is objective evidence that it will not be able to collect all amounts due. The amount of the impairment is the difference between the carrying amount and the recoverable amount, calculated as the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted at the original effective interest rate.
Therefore, interest will continue to be accrued on impaired loans based on the revised carrying amounts and using appropriate effective interest rates.
Risk rated portfolios are assessed at each Balance Sheet date for objective evidence that the financial asset or portfolio of assets is impaired. Impaired assets in the credit risk rated segment are those facilities where an individually assessed provision for impairment has been raised, the facility is maintained on a cash basis, a loss of principal or interest is anticipated, facilities have been restructured or other assets have been accepted in satisfaction of an outstanding debt. Loans are generally classified as non-accrual when receivership, insolvency or bankruptcy occurs. Impaired assets in the retail segment are those facilities that are not well secured and past due 180 days or more. Most of these facilities are written off immediately on becoming past due 180 days or more.
The Bank creates a further “portfolio impairment” where there is objective evidence that components of the loan portfolio contain probable losses at the Balance Sheet date, will be identified in the future, or where insufficient data exists to reliably determine whether such losses exist. The estimated probable losses are based upon historical patterns of losses. The calculation is based on statistical methods of credit risk measurement and takes into account current cyclical developments as well as economic conditions in which the borrowers operate.
The occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to make the business ultimately accountable for any credit losses they suffer but also to give them the incentive to align their credit risk decisions and risk adjusted pricing with the medium term risk profile of their credit transactions, the Bank uses the concept of expected loss for management purposes. Expected loss is a statistically based measure intended to reflect the annual cost that will arise, on average, over time, from transactions that become impaired, and is a function of the probability of default, current and likely future exposure to the counterparty and the likely severity of the loss should default actually occur.
The Bank uses a portfolio approach to the management of its credit risk. A key element is a well diversified portfolio. The Bank uses various portfolio management tools, including a centralised portfolio model that assesses risk and return on an overall portfolio and segmented basis, to assist in diversifying the credit portfolio. The Bank is involved in credit derivative transactions, has purchased various assets in the market, and has carried out various asset securitisations and a Collateralised Loan Obligation issue.
For further information about the accounting policy for provisions for impairment see Note 1 (n).
Master Netting Arrangements
The Bank further restricts its exposure to credit losses by entering into master netting arrangements with counterparties with which it undertakes a significant volume of transactions. Master netting arrangements do not generally result in an offset of Balance Sheet assets and liabilities as transactions are usually settled on a gross basis. However, the credit risk associated with favourable contacts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. As at 30 June 2007, master netting arrangements reduced the credit risk by approximately $4.8 billion (2006: $3.7 billion).
130     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 15 Credit Risk Management (continued)
Total Gross Credit Risk by Industry

			Group
	2007	2006	2005
Industry	$M	$M	$M

Australia
Government and public authorities	10,603	6,765	7,125
Agriculture, forestry and fishing	5,938	5,227	5,029
Financial, investment and insurance	38,496	30,114	38,588
Real estate:
Mortgage (1)	167,040	149,958	134,913
Construction (2)	4,222	3,501	2,211
Personal	19,010	16,566	14,970
Lease financing	4,532	4,924	5,055
Other commercial and industrial	82,035	68,253	54,837

Total Australia	331,876	285,308	262,728

Overseas
Government and public authorities	1,271	904	1,385
Agriculture, forestry and fishing	4,180	3,097	3,392
Financial, investment and insurance	18,702	21,469	18,250
Real estate:
Mortgage (1)	29,962	23,267	21,747
Construction (2)	592	294	346
Personal	663	524	581
Lease financing	531	139	195
Other commercial and industrial	15,017	14,686	10,667

Total Overseas	70,918	64,380	56,563

Total Gross Credit Risk	402,794	349,688	319,291
Less unearned income	(1,920)	(1,579)	(1,572)

Total Credit Risk	400,874	348,109	317,719

Charge for Loan Impairment	434	398	322
Loss Rate (%) (3)	0.11	0.11	0.10

(1)	Principally owner-occupied housing.

(2)	Primarily financing real estate and land development projects.

(3)	The loss rate is the charge as a percentage of the credit risk.
The Group has a good quality and well diversified credit portfolio, with 49.1% of the exposure in domestic mortgage loans and a further 14.3% in finance, investment and insurance (primarily banks). The credit risk exposure represented by Overseas accounts is 17.7% at $70.9 billion of which mortgage loans account for 42.2% at $30 billion.
Overall over 67% of individually rated exposures in the commercial portfolio (including government and finance) are of investment grade or equivalent quality.
Commonwealth Bank of Australia Annual Report 2007     131

Notes to the Financial Statements
Note 15 Credit Risk Management (continued)
The following table sets out the Group’s credit risk by industry and asset class as at 30 June 2007.

	Assets at
	Fair Value		Loans	Bank
	through	Available	Advances	Acceptances
	Income	For Sale	and Other	of		Contingent
	Statement	Investments	Receivables	Customers	Derivatives	Liabilities	Total
	$M	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	3,894	2,456	1,770	439	1,049	995	10,603
Agriculture, forestry and fishing	—	—	3,999	1,811	58	70	5,938
Financial, investment and insurance	10,193	41	7,173	1,445	14,828	2,007	35,687
Real estate:
Mortgage (1)	—	—	161,406	—	—	5,634	167,040
Construction (2)	—	—	2,234	582	55	1,351	4,222
Personal	—	—	18,252	633	3	122	19,010
Lease financing	—	—	4,532	—	—	—	4,532
Other commercial and industrial	4,924	2,948	50,226	13,811	2,753	7,373	82,035

Total Australia	19,011	5,445	249,592	18,721	18,746	17,552	329,067

Overseas
Government and public authorities	383	210	536	—	62	80	1,271
Agriculture, forestry and fishing	—	—	4,166	—	12	2	4,180
Financial, investment and insurance	977	1,841	7,447	—	3,351	2,400	16,016
Real estate:
Mortgage (1)	—	—	28,931	—	—	1,031	29,962
Construction (2)	—	—	512	—	4	76	592
Personal	—	—	660	—	—	3	663
Lease financing	—	—	531	—	—	—	531
Other commercial and industrial	1,098	2,176	10,557	—	172	1,014	15,017

Total Overseas	2,458	4,227	53,340	—	3,601	4,606	68,232

Gross Balances	21,469	9,672	302,932	18,721	22,347	22,158	397,299

Other Risk Concentrations
Receivables due from other financial institutions							5,412
Deposits with regulatory authorities							83

Total Gross Credit Risk							402,794

(1)	Principally owner-occupied housing.

(2)	Primarily financing real estate and land development projects.
Risk concentrations for contingent liabilities are based on the credit equivalent balance in Note 42 Contingent Liabilities, Assets and Commitments. Risk concentrations for derivatives are based on the credit equivalent balance in Note 43 Market Risk.
132     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 15 Credit Risk Management (continued)
The following table sets out the Group’s credit risk by industry and asset class as at 30 June 2006.

	Assets at
	Fair Value		Loans	Bank
	through	Available	Advances	Acceptances
	Income	For Sale	and Other	of		Contingent
	Statement	Investments	Receivables	Customers	Derivatives	Liabilities	Total
	$M	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	1,282	3,551	1,528	8	52	344	6,765
Agriculture, forestry and fishing	—	—	3,307	1,814	38	68	5,227
Financial, investment and insurance	8,013	122	9,683	1,103	6,518	1,484	26,923
Real estate:
Mortgage (1)	—	—	144,834	—	—	5,124	149,958
Construction (2)	—	—	2,085	411	143	862	3,501
Personal	—	—	16,001	429	3	133	16,566
Lease financing	—	—	4,924	—	—	—	4,924
Other commercial and industrial	3,537	2,338	37,392	14,545	2,486	7,955	68,253

Total Australia	12,832	6,011	219,754	18,310	9,240	15,970	282,117

Overseas
Government and public authorities	361	—	380	—	69	94	904
Agriculture, forestry and fishing	—	—	3,094	—	2	1	3,097
Financial, investment and insurance	1,543	518	8,003	—	4,352	3,137	17,553
Real estate:
Mortgage (1)	—	—	22,287	—	—	980	23,267
Construction (2)	—	—	268	—	3	23	294
Personal	—	—	521	—	—	3	524
Lease financing	—	—	139	—	—	—	139
Other commercial and industrial	1,022	4,674	7,526	—	195	1,269	14,686

Total Overseas	2,926	5,192	42,218	—	4,621	5,507	60,464

Gross Balances	15,758	11,203	261,972	18,310	13,861	21,477	342,581

Other Risk Concentrations
Receivables due from other financial institutions							7,033
Deposits with regulatory authorities							74

Total Gross Credit Risk							349,688

(1)	Principally owner-occupied housing.

(2)	Primarily financing real estate and land development projects.
Risk concentrations for contingent liabilities are based on the credit equivalent balance in Note 42 Contingent Liabilities, Assets and Commitments. Risk concentrations for derivatives are based on the credit equivalent balance in Note 43 Market Risk.
Commonwealth Bank of Australia Annual Report 2007     133

Notes to the Financial Statements
Note 15 Credit Risk Management (continued)

Impaired Assets by Industry and Status
As at 30 June 2007

						Group
		Impaired	Provisions for			Net
	Total Risk	Assets	Impairment	Write-offs	Recoveries	Write-offs
Industry	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	10,603	—	—	—	—	—
Agriculture, forestry and fishing	5,938	5	3	3	(1)	2
Financial, investment and insurance	35,687	4	2	1	(1)	—
Real estate:
Mortgage (1)	167,040	115	23	20	(1)	19
Construction (2)	4,222	9	1	12	(1)	11
Personal	19,010	50	104	409	(78)	331
Lease financing	4,532	28	—	6	(5)	1
Other commercial and industrial	82,035	187	52	58	(12)	46

Total Australia	329,067	398	185	509	(99)	410

Overseas
Government and public authorities	1,271	—	—	—	—	—
Agriculture, forestry and fishing	4,180	—	—	—	—	—
Financial, investment and insurance	16,016	—	1	—	—	—
Real estate:
Mortgage (1)	29,962	13	4	—	—	—
Construction (2)	592	—	—	—	—	—
Personal	664	2	1	7	(4)	3
Lease financing	531	1	1	—	—	—
Other commercial and industrial	15,016	7	7	3	—	3

Total Overseas	68,232	23	14	10	(4)	6

Gross Balances	397,299	421	199	519	(103)	416

Other Risk Concentrations
Receivables due from other financial institutions	5,412
Deposits with regulatory authorities	83

Total Gross Credit Risk	402,794

(1)	Principally owner-occupied housing.

(2)	Primarily financing real estate and land development projects.
134     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 15 Credit Risk Management (continued)

As at 30 June 2006

					Group
			Provisions
		Impaired	for			Net
	Total Risk	Assets	Impairment	Write-offs	Recoveries	Write-offs
Industry	$M	$M	$M	$M	$M	$M

Australia
Government and public authorities	6,765	—	—	1	—	1
Agriculture, forestry and fishing	5,227	12	4	8	(1)	7
Financial, investment and insurance	26,923	2	1	1	(2)	(1)
Real estate:
Mortgage (1)	149,958	40	19	9	(1)	8
Construction (2)	3,501	7	2	5	—	5
Personal	16,566	56	97	388	(100)	288
Lease financing	4,924	12	1	6	(1)	5
Other commercial and industrial	68,253	183	42	68	(17)	51

Total Australia	282,117	312	166	486	(122)	364

Overseas
Government and public authorities	904	—	—	—	—	—
Agriculture, forestry and fishing	3,097	1	—	—	—	—
Financial, investment and insurance	17,553	—	1	—	—	—
Real estate:
Mortgage (1)	23,267	6	2	—	—	—
Construction (2)	294	4	—	—	—	—
Personal	524	2	2	7	(5)	2
Lease financing	139	—	—	—	—	—
Other commercial and industrial	14,686	1	—	4	—	4

Total Overseas	60,464	14	5	11	(5)	6

Gross Balances	342,581	326	171	497	(127)	370

Other Risk Concentrations
Receivables due from other financial institutions	7,033
Deposits with regulatory authorities	74

Total Gross Credit Risk	349,688

(1)	Principally owner-occupied housing.

(2)	Primarily financing real estate and land development projects.
Large Exposures
Concentrations of exposure to any debtor or counterparty group are controlled by a large credit exposure policy. All exposures outside the policy are approved by the Board Risk Committee.
The following table shows the aggregated number of the Bank’s counterparty Corporate and Industrial exposures (including direct and contingent exposures) which individually were greater then 5% of the Group’s capital resources (Tier One and Tier Two capital):

	2007	2006	2005
	Number	Number	Number

5% to less than 10% of Group’s capital resources	—	—	1
10% to less than 15% of Group’s capital resources	—	—	—

Commonwealth Bank of Australia Annual Report 2007     135

Notes to the Financial Statements
Note 15 Credit Risk Management (continued)
Credit Portfolio Receivables by Industry
The following table sets out the distribution of the Group’s loans, advances and other receivables (excluding bank acceptances) by industry.

	2007	2006	2005
Industry	$M	$M	$M

Australia
Government and public authorities	1,770	1,528	3,000
Agriculture, forestry and fishing	3,999	3,307	3,213
Financial, investment and insurance	7,173	9,683	5,882
Real estate:
Mortgage (1)	161,406	144,834	129,913
Construction (2)	2,234	2,085	1,694
Personal	18,252	16,001	14,504
Lease financing	4,532	4,924	5,055
Other commercial and industrial	50,226	37,392	31,201

Total Australia	249,592	219,754	194,462

Overseas
Government and public authorities	536	380	216
Agriculture, forestry and fishing	4,166	3,094	3,372
Financial, investment and insurance	7,447	8,003	7,027
Real estate:
Mortgage (1)	28,931	22,287	20,765
Construction (2)	512	268	271
Personal	660	521	552
Lease financing	531	139	195
Other commercial and industrial	10,557	7,526	4,624

Total Overseas	53,340	42,218	37,022

Gross Loans, Advances and Other Receivables	302,932	261,972	231,484

Provisions for Loan Impairment, unearned income, interest reserved and unearned tax remissions on leveraged leases(3)	(3,153)	(2,796)	(3,138)

Net Loans, Advances and Other Receivables	299,779	259,176	228,346

(1)	Principally owner-occupied housing.

(2)	Primarily financing real estate and land development projects.

(3)	Interest reserved not recognised under AIFRS from 1 July 2005.
136     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 16 Asset Quality
Impaired Assets
The Group follows the Australian disclosure requirements for impaired assets contained in AASB 130: Disclosures in the Financial Statements of Banks and similar Financial Institutions.
There are three classifications of impaired assets:
(a) Non Performing, comprising:
•	Any credit risk facility against which an individually assessed provision for impairment has been raised;

•	Any credit risk facility maintained on a cash basis because of significant deterioration in the financial position of the borrower; and

•	Any credit risk facility where loss of principal or interest is anticipated.
All interest charged in the relevant financial period that has not been received in cash is reversed from profit and loss when facilities become classified as non-performing. Interest on these facilities is then only taken to profit if received in cash.
(b) Restructured Facilities, comprising:
• Credit risk facilities on which the original contractual terms have been modified due to financial difficulties of the borrower. Interest on these facilities is taken to profit and loss. Failure to comply fully with the modified terms will result in immediate reclassification to non-performing.
(c) Assets Acquired through Security Enforcement (“AATSE”), comprising:
• Other Real Estate Owned (“OREO”), comprising real estate where the Group assumed ownership or foreclosed in settlement of a debt; and
• Other Assets Acquired through Securities Enforcement (“OAATSE”), comprising assets other than real estate where the Group has assumed ownership or foreclosed in settlement of a debt.

	Group
	2007	2006	2005
	%	%	%

Impaired Asset Ratios
Gross impaired assets as a % of gross loans and acceptances	0.13	0.11	0.16
Net impaired assets as % of:
Gross loans and acceptances	0.07	0.06	0.09
Total Shareholders’ Equity	0.91	0.73	0.97

Commonwealth Bank of Australia Annual Report 2007     137

Notes to the Financial Statements
Note 16 Asset Quality (continued)

Impaired Assets

	Group
	2007	2006	2005
	$M	$M	$M

Australia
Non-Performing loans:
Gross balances	398	312	362
Less provisions for impairment	(185)	(166)	(144)

Net Non-Performing Loans	213	146	218

Restructured loans:
Gross balances	—	—	—
Less specific provisions	—	—	—

Net Restructured Loans	—	—	—

Assets Acquired Through Security Enforcement (AATSE):
Gross balances	—	—	—
Less provisions for impairment	—	—	—

Net AATSE	—	—	—

Net Australian impaired assets	213	146	218

Overseas
Non-Performing loans
Gross balances	23	14	14
Less provisions for impairment	(14)	(5)	(13)

Net Non-Performing Loans	9	9	1

Restructured loans:
Gross balances	—	—	—
Less specific provisions	—	—	—

Net Restructured Loans	—	—	—

Asset Acquired Through Security Enforcement (AATSE)
Gross Balance	—	—	—
Less provisions for impairment	—	—	—

Net AATSE	—	—	—

Net overseas impaired assets	9	9	1

Total Net Impaired Assets	222	155	219

138     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 16 Asset Quality (continued)
Movement in Impaired Asset Balances

	Group
	2007	2006	2005
Gross Impaired Assets	$M	$M	$M

Gross impaired assets at beginning of period	326	395	363
New and increased	928	745	769
Balances written off	(482)	(450)	(350)
Returned to performing or repaid	(351)	(364)	(387)

Gross Impaired Assets at Period End	421	326	395

The following amounts comprising loans less than $250,000 are reported in accordance with regulatory returns to APRA. They are not classified as impaired assets and therefore not included within the above impaired assets summary.

	Group
	2007	2006	2005
Loans Accruing but Past Due 90 Days or More (Consumer segment)	$M	$M	$M

Housing loans	198	155	183
Other loans	144	137	119

Total	342	292	302

	Group
	2007	2006	2005
Net Interest Forgone on Impaired Assets	$M	$M	$M

Australia non-performing facilities	5	11	13
Overseas non-performing facilities	—	—	—

Total Interest Forgone	5	11	13

	Group
	2007	2006	2005
Interest Taken to Profit on Impaired Assets	$M	$M	$M

Australia
Non-performing facilities	7	11	9
Restructured facilities	—	—	—
Overseas
Non-performing facilities	—	—	—
Other real estate owned	—	—	—

Total Interest Taken to Profit	7	11	9

Commonwealth Bank of Australia Annual Report 2007     139

Notes to the Financial Statements
Note 16 Asset Quality (continued)
Impaired Assets — Non Performing Loans

	Group
	Australia	Overseas	Total	Australia	Overseas	Total
	2007	2007	2007	2006	2006	2006
	$M	$M	$M	$M	$M	$M

Non-Performing Loans
With provisions	235	15	250	172	10	182
Without provisions	163	8	171	140	4	144

Net balances	398	23	421	312	14	326
Less provisions for impairment	(185)	(14)	(199)	(166)	(5)	(171)

Net Non-Performing Loans	213	9	222	146	9	155

Restructured Loans
Gross balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net Restructured Loans	—	—	—	—	—	—

Other Real Estate Owned (“OREO”) (1)
Gross balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net OREO	—	—	—	—	—	—

Other Assets Acquired Through Security
Enforcement (“OAATSE”) (1)
Gross balances	—	—	—	—	—	—
Less provisions for impairment	—	—	—	—	—	—

Net OAATSE	—	—	—	—	—	—

Total Impaired Assets
Gross balances	398	23	421	312	14	326
Less provisions for impairment	(185)	(14)	(199)	(166)	(5)	(171)

Net Impaired Assets	213	9	222	146	9	155

Non-Performing Loans by Size of Loan
Less than $1 million	194	14	208	140	11	151
$1 million to $10 million	151	9	160	125	3	128
Greater than $10 million	53	—	53	47	—	47

Total	398	23	421	312	14	326

Performing Loans 90 days past due or more (2)	279	63	342	250	42	292

(1)	Other real estate owned and other assets acquired through security enforcement are sold through the Group’s existing disposal processes. These processes are expected to take no longer than six months.

(2)	Comprising loans less than $250,000 in accordance with regulatory returns to APRA. They are not classified as Impaired Assets and therefore are not included within Impaired Assets.
140     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 17 Shares in and Loans to Controlled Entities

	Bank
	2007	2006
	$M	$M

Shares in controlled entities	23,311	21,619
Loans to controlled entities	14,201	14,531

Total Shares in and Loans to Controlled Entities	37,512	36,150

Note 18 Investment Property

		Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Investment Property	—	258	—	—

Investment property which backs liabilities paying a return linked directly to the property’s fair value is measured at fair value through profit and loss. The fair value is based on valuations performed by an independent valuer who holds a recognised and relevant professional qualification and has recent experience in the location and category of the investment property being valued.
This investment represents a 50% interest in a long-term freehold lease over property which is currently classified as an asset held for sale in Note 22.
Amounts recognised in profit and loss relating to investment property

	Group
	2007	2006
	$M	$M

Rental income (1)	15	17
Net gains or losses from fair value adjustments (1)	23	6
Direct operating expenses (2)	(2)	(2)

Total	36	21

(1)	This income is disclosed as part of Other operating income — Other in Note 2.
(2)	This expense is disclosed as part of Other operating income — Other in Note 2.

	Group
	2007	2006
Investment Property (reconciliation)	$M	$M

Opening balance	258	252
Net gains or losses from fair value adjustments	23	6
Assets reclassified to assets held for sale	(281)	—

Closing balance	—	258

Commonwealth Bank of Australia Annual Report 2007     141

Notes to the Financial Statements
Note 19 Property, Plant and Equipment

		Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Land and Buildings
Land
At 30 June 2007 valuation	215	—	193	—
At 30 June 2006 valuation	—	199	—	182

Closing balance	215	199	193	182

Buildings
At 30 June 2007 valuation	361	—	333	—
At 30 June 2006 valuation	—	288	—	263

Closing balance	361	288	333	263

Total Land and Buildings	576	487	526	445

Leasehold Improvements
At cost	822	732	691	633
Provision for depreciation	(441)	(416)	(387)	(362)

Closing balance	381	316	304	271

Equipment
At cost	891	794	606	511
Provision for depreciation	(565)	(505)	(366)	(301)

Closing balance	326	289	240	210

Assets under Lease
At cost	189	238	51	100
Provision for depreciation	(36)	(17)	(9)	—

Closing balance	153	221	42	100

Total Property, Plant and Equipment (1)	1,436	1,313	1,112	1,026

(1)	Assets held for sale has been separately disclosed in Note 22.
Land and buildings are carried at fair value based on independent valuations performed in 2007, refer Note 1 (s). Under the cost model these assets would have been recognised at the carrying amount outlined in the table below.

		Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Carrying Amount of Land and Buildings under the Cost Model:
Land	115	125	109	122
Buildings	245	225	229	210

Total Land and Buildings	360	350	338	332

142     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 19 Property, Plant and Equipment (continued)
Reconciliation of movements in the carrying amount of Property, Plant and Equipment.

		Group		Bank
	2007	2006	2007	2006
Reconciliation	$M	$M	$M	$M

Land
Opening balance	199	174	182	159
Acquisitions	—	9	—	8
Disposals/transfers to Assets held for sale	(9)	5	(9)	5
Disposals	(3)	(6)	(3)	(6)
Net revaluations	26	20	24	17
FX translation adjustment	2	(3)	(1)	(1)

Closing balance	215	199	193	182

Buildings
Opening balance	288	293	263	257
Acquisitions	52	39	51	35
Acquisitions attributed to business combinations	—	2	—	—
Disposals/transfers to Assets held for sale	(11)	(13)	(11)	1
Disposals	(2)	(7)	(1)	(6)
Net revaluations	53	(1)	51	(3)
Depreciation	(22)	(22)	(21)	(21)
FX translation adjustment	3	(3)	1	—

Closing balance	361	288	333	263

Leasehold Improvements
Opening balance	316	293	271	245
Acquisitions	122	87	83	77
Acquisitions attributed to business combinations	—	9	—	—
Disposals	(4)	(6)	(3)	(5)
Transfers	—	(7)	—	—
Depreciation	(59)	(56)	(47)	(46)
FX translation adjustment	6	(4)	—	—

Closing balance	381	316	304	271

Equipment
Opening balance	289	249	210	153
Adjustment to opening balance	—	(1)	—	(1)
Acquisitions	139	136	107	109
Disposals/transfers	(12)	(13)	(9)	—
Depreciation	(97)	(77)	(67)	(51)
FX translation adjustment	7	(5)	(1)	—

Closing balance	326	289	240	210

Assets Under Lease
Opening balance	221	116	100	—
Acquisitions	1	114	1	100
Disposals/transfers	(47)	—	(47)	—
Depreciation	(22)	(9)	(12)	—

Closing balance	153	221	42	100

Commonwealth Bank of Australia Annual Report 2007     143

Notes to the Financial Statements
Note 20 Intangible Assets

		Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Intangible Assets
Goodwill	7,163	7,200	2,522	2,522
Computer software costs	297	229	262	212
Management fee rights	311	311	—	—
Other	64	69	4	4

Total Intangible Assets	7,835	7,809	2,788	2,738

Goodwill
Purchased goodwill — Colonial	6,705	6,705	2,229	2,229
Purchased goodwill — other	458	495	293	293

Total Goodwill	7,163	7,200	2,522	2,522

Computer Software Costs
Cost	420	290	377	268
Accumulated amortisation	(123)	(61)	(115)	(56)

Total Computer Software Costs	297	229	262	212

Management Fee Rights(1)
Cost	311	311	—	—

Total Management Fee Rights	311	311	—	—

Other
Cost	85	82	4	4
Accumulated amortisation	(21)	(13)	—	—

Total Other	64	69	4	4

Goodwill (reconciliation)
Opening balance	7,200	7,214	2,522	2,522
Additions	3	7	—	—
Impairment	(40)	(21)	—	—

Closing balance	7,163	7,200	2,522	2,522

Computer Software Costs (reconciliation)
Opening balance	229	182	212	153
Additions:
From purchases	20	—	19	—
From internal development	110	90	90	95
Amortisation	(62)	(43)	(59)	(36)

Closing balance	297	229	262	212

Management Fee Rights (reconciliation)
Opening balance	311	224	—	—
Additions
From acquisitions	—	87	—	—

Closing balance	311	311	—	—

Other (reconciliation)
Opening balance	69	36	4	—
Additions:
From acquisitions	3	39	—	4
Amortisation	(8)	(6)	—	—

Closing balance	64	69	4	4

(1)	Management fee rights have an indefinite useful life under the contractual terms of the management agreements and are subject to an annual valuation for impairment testing purposes. No impairment was required as a result of this valuation.
144     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 20 Intangible Assets (continued)
Segment Allocation of Goodwill

	Group
	2007	2006
Segment	$M	$M

Banking (1)	4,360	4,360
Funds Management (2)	2,230	2,267
Insurance (2)	573	573

Total	7,163	7,200

(1)	The allocation to Banking includes goodwill related to the acquisitions of Colonial, State Bank of Victoria and 25% of ASB Bank.

(2)	The allocation to Funds Management and Insurance principally related to the goodwill on acquisition of Colonial.
Impairment Tests for Goodwill and Intangible Assets with Indefinite Lives
Goodwill has been allocated for impairment testing purposes to cash-generating units in the following business segments: Banking, Funds Management and Insurance. Under AASB 136 a cash-generating unit to which goodwill has been allocated is tested for impairment annually.
Whenever the cash-generating unit is impaired, the carrying amounts containing goodwill are written down to the recoverable amount that has been determined based on net selling price less costs to sell, using an earnings multiple applicable to that type of business, or actuarial assessment.

Group
At 30 June 2007
		Funds	Funds	Australian
	Australian Retail	Management	Management	Life	New Zealand	New Zealand
	Banking	(Excluding Property)	(Property)	Insurance	Banking	Life Insurance
	$M	$M	$M	$M	$M	$M

Carrying amount of goodwill	4,149	2,152	78	131	211	442

Key Assumptions Used in Selling Price less Cost to Sell Calculations
Earnings multiples relating to the Group’s Banking and Australian Life Insurance and Funds Management cash-generating units are sourced from publicly available data associated with valuations performed on recent businesses displaying similar characteristics to those cash-generating units, and are applied to current earnings.
The New Zealand Life Insurance cash-generating unit is valued via an actuarial assessment.
The key assumptions used when completing the actuarial assessment included new business multiples, discount rates, investment market returns, mortality, morbidity, persistency and expense inflation. These have been determined by reference to historical company and industry experience and publicly available data.
Note 21 Other Assets

			Group		Bank
		2007	2006	2007	2006
	Note	$M	$M	$M	$M

Accrued interest receivable		2,091	1,346	1,893	1,329
Defined benefit superannuation plan surplus	44	1,813	1,228	1,813	1,228
Accrued fees/reimbursements receivable		832	669	581	385
Securities sold not delivered		1,144	1,088	632	659
Intragroup current tax receivable		—	—	352	217
Current tax assets		122	—	—	—
Other		1,155	810	1,515	806

Total Other Assets		7,157	5,141	6,786	4,624

     Commonwealth Bank of Australia Annual Report 2007 145

Notes to the Financial Statements
Note 22 Assets Held for Sale

		Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Available-for-sale investments (1)	765	—	—	—
Loans, advances and other receivables (1)	306	—	—	—
Investment property (2)	281	—	—	—
Property, plant and equipment	22	1	21	1

Total Assets Held for Sale	1,374	1	21	1

(1)	During the year ended 30 June 2007 the Group purchased through Colonial First State a 32% stake in AWG plc. The stake was acquired through the purchase of preference shares and Eurobonds that on acquisition were classified as Assets Held for Sale ($1.3 billion) as the Group intends to dispose of its holding into Australian and European based infrastructure funds within the next 12 months. Until sold, the Eurobonds are being measured on the same basis as Loans, advances and other receivables, while the preference shares are being measured on the same basis as Available-for-sale investments. Since acquisition the Group has sold down $189 million worth of Eurobonds and preference shares.

(2)	This investment property is measured in accordance with the Group’s policy for investment property backing liabilities that pay a return linked directly to its fair value. Note 23 Deposits and Other Public Borrowings
Note 23 Deposits and Other Public Borrowings

		Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Australia
Certificates of deposit	20,165	18,185	20,165	18,185
Term deposits	50,888	43,210	49,454	41,611
On demand and short term deposit	93,994	81,547	93,970	83,913
Deposits not bearing interest	6,662	5,872	6,660	5,876
Securities sold under agreements to repurchase	3,323	1,380	3,323	1,380

Total Australia	175,032	150,194	173,572	150,965

Overseas
Certificates of deposit	903	959	903	959
Term deposits	16,416	13,790	4,245	3,922
On demand and short term deposits	9,183	7,088	94	71
Deposits not bearing interest	1,818	1,166	30	9
Securities sold under agreements to repurchase	30	30	100	30

Total Overseas	28,350	23,033	5,372	4,991

Total Deposits and Other Public Borrowings	203,382	173,227	178,944	155,956

Maturity Distribution of Certificates of Deposit and Time Deposits

					Group
	At 30 June 2007
	Maturing	Maturing	Maturing	Maturing
	Three Months	Between Three	Between Six &	After
	or Less	& Six Months	Twelve Months	Twelve Months	Total
	$M	$M	$M	$M	$M

Australia
Certificates of deposit (1)	15,195	2,342	1,806	822	20,165
Time deposits	29,200	7,887	11,797	2,004	50,888

Total Australia	44,395	10,229	13,603	2,826	71,053

Overseas
Certificates of deposit (1)	610	56	202	35	903
Time deposits	10,467	2,984	2,522	443	16,416

Total Overseas	11,077	3,040	2,724	478	17,319

Total Certificates of Deposit and Time Deposits	55,472	13,269	16,327	3,304	88,372

(1)	All certificates of deposit issued by the Bank are for amounts greater than $100,000.
146     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 24 Payables Due to Other Financial Institutions

		Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Australia	4,208	3,354	4,210	3,353
Overseas	10,178	7,830	10,112	7,778

Total Payables due to Other Financial Institutions	14,386	11,184	14,322	11,131

Note 25 Liabilities at Fair Value through Income Statement

		Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Deposits and other borrowings (1)	6,687	6,153	—	—
Debt instruments (1)	8,779	5,573	241	—
Trading liabilities	3,965	2,085	4,965	2,085

Total Liabilities at Fair Value through Income Statement	19,431	13,811	5,206	2,085

(1)	Designated at Fair Value through Income Statement at inception as they are managed by the Group on a fair value basis. Designating these liabilities at Fair Value through Income Statement has also eliminated an accounting mismatch created by measuring assets and liabilities on a different basis.
The change in fair value of financial liabilities designated at Fair Value through Income Statement was predominantly attributable to changes in the benchmark interest rate.
The increment on top of the carrying amount that the Group would be contractually required to pay at maturity to the holder of these financial liabilities is $77 million (2006: $99 million).
Note 26 Income Tax Liability

		Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Australia
Current tax liability	866	368	797	329
Deferred tax liability (Note 5)	1,181	1,234	712	640

Total Australia	2,047	1,602	1,509	969

Overseas
Current tax liability	16	10	3	5
Deferred tax liability (Note 5)	395	102	19	—

Total Overseas	411	112	22	5

Total Income Tax Liability	2,458	1,714	1,531	974

Commonwealth Bank of Australia Annual Report 2007     147

Notes to the Financial Statements
Note 27 Other Provisions

			Group		Bank
		2007	2006	2007	2006
	Note	$M	$M	$M	$M

Provision for:
Long service leave		281	280	267	267
Annual leave		186	186	163	167
Other employee entitlements		95	66	90	66
Restructuring costs		26	37	26	37
General insurance contract outstanding claims		94	85	—	—
Self insurance/non-lending losses		83	90	82	87
Dividends	6	6	6	7	6
Other		107	71	99	60

Total Other Provisions		878	821	734	690

		Group		Bank
	2007	2006	2007	2006
Reconciliation	$M	$M	$M	$M

Restructuring costs:
Opening balance	37	18	37	18
Additional provisions	15	37	15	37
Amounts utilised during the year	(26)	(18)	(26)	(18)

Closing balance	26	37	26	37

General insurance claims:
Opening balance	85	100	—	—
Additional provisions	56	32	—	—
Amounts utilised during the year	(47)	(47)	—	—

Closing balance	94	85	—	—

Self insurance/non-lending losses:
Opening balance	90	66	87	66
Additional provisions	25	26	25	23
Amounts utilised during the year	(32)	(2)	(30)	(2)

Closing balance	83	90	82	87

Which new Bank costs:
Opening balance	—	91	—	91
Transfers	—	(46)	—	(46)
Amounts utilised during the year	—	(45)	—	(45)

Closing balance	—	—	—	—

Other:
Opening balance	71	82	60	41
Additional provisions	66	59	63	54
Amounts utilised during the year	(30)	(66)	(24)	(35)
FX translation adjustment	—	(4)	—	—

Closing balance	107	71	99	60

Provision Commentary
Restructuring costs
This provision was raised to provide for formally identified and planned Group restructures and is expected to be utilised by the end of the 2008 financial year.
General Insurance Claims
This provision is to cover future claims on general insurance contracts that have been incurred but not reported.
Self Insurance and Non-Lending Losses
This provision covers certain non-lending losses and non-transferred insurance risk. The provision is reassessed annually in consultation with actuarial advice.
148     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 28 Debt Issues

		Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Short Term Debt Issues	27,315	22,838	10,288	11,034
Long Term Debt Issues	58,175	55,753	37,472	41,164

Total Debt Issues	85,490	78,591	47,760	52,198

Short Term Debt Issues
AUD Promissory Notes	523	1,081	—	—
AUD Bank Bills	505	505	—	—
AUD Commercial Paper	2,828	—	459	—
US Commercial Paper	7,793	6,861	837	—
Euro Commercial Paper	1,581	4,248	917	4,248
Other	4	6	4	6
Long Term Debt Issues with less than one year to maturity	14,081	10,137	8,071	6,780

Total Short Term Debt Issues	27,315	22,838	10,288	11,034

Long Term Debt Issues
USD Medium Term Notes	30,675	29,475	20,403	27,172
AUD Medium Term Notes	10,918	12,479	3,629	4,232
JPY Medium Term Notes	3,062	1,785	3,062	1,785
GBP Medium Term Notes	3,071	4,088	2,477	2,084
Other Currencies Medium Term Notes	6,876	5,102	6,852	4,897
Offshore Loans (all JPY)	148	147	148	147
Develop Australia bonds (all AUD)	—	217	—	—
Eurobonds	3,425	2,460	901	847

Total Long Term Debt Issues	58,175	55,753	37,472	41,164

Maturity Distribution of Debt Issues
Less than three months	9,698	8,138	4,767	5,640
Between three months to 12 months	17,617	14,700	5,521	5,394
Between one year and five years	35,259	40,874	23,546	30,428
Greater than five years	22,916	14,879	13,926	10,736

Total Debt Issues	85,490	78,591	47,760	52,198

The Bank’s debt issues include a Euro Medium Term Note program under which it may issue notes up to an aggregate amount outstanding of USD 50 billion. The Bank also has a US Medium Term Note program under which it may issue notes up to an aggregate amount outstanding of USD 15 billion. Notes issued under debt programs are both fixed and variable rate. Interest rate risk associated with the notes is incorporated within the Bank’s interest rate risk framework.
Subsequent to 30 June 2007, notable debt issuances of the Bank under these specified programs include:
•	USD medium term notes: between one and five years — USD 49 million (AUD 58 million); greater than five years — USD 242 million (AUD 285 million);

•	CHF medium term notes: between one and five years — CHF 200 million (AUD 191 million);

•	EUR medium term notes: greater than five years — EUR 2.5 million (AUD 4 million);

•	JPY medium term notes: between one and five years — JPY 20 billion (AUD 192 million); greater than five years — JPY 14 billion (AUD 135 million);

•	SGD medium term notes: between one and five years — SGD 4 million (AUD 3 million); and

•	ILS medium term notes: greater than five years — ILS 97 million (AUD 27 million).
Where any debt issue is booked in an offshore branch or subsidiary, the amounts have first been converted into the functional currency of the branch at a branch defined exchange rate, before being converted into the AUD equivalent.
Where proceeds have been employed in currencies other than that of the ultimate repayment liability, swaps or other risk management arrangements have been entered into.
Commonwealth Bank of Australia Annual Report 2007     149

Notes to the Financial Statements
Note 28 Debt Issues (continued)

Short Term Borrowings
The following table analyses the Group’s short term borrowings for the financial years ended 30 June 2007, 2006 and 2005.

	Group
	2007	2006	2005
	(AUD Millions, except where indicated)

US Commercial Paper
Outstanding at period end (1)	7,793	6,861	10,661
Maximum amount outstanding at any month end (2)	10,438	13,717	10,698
Approximate average amount outstanding (2)	7,953	9,754	10,341
Approximate weighted average rate on:
Average amount outstanding	5. 3%	4. 4%	1.2%
Outstanding at period end	5. 3%	5. 2%	1.5%

Euro Commercial Paper
Outstanding at period end (1)	1,581	4,248	4,976
Maximum amount outstanding at any month end (2)	1,581	4,441	6,146
Approximate average amount outstanding (2)	940	3,177	3,800
Approximate weighted average rate on:
Average amount outstanding	4. 2%	4. 4%	2.2%
Outstanding at period end	4. 7%	5. 2%	2.8%

AUD Commercial Paper
Outstanding period end (1) (3)	3,955	1,592	1,838
Maximum amount outstanding at any month end (2)	9,619	2,665	2,110
Approximate average amount outstanding (2)	7,413	1,880	1,790
Approximate weighted average rate on:
Average amount outstanding	6. 3%	6. 3%	5.8%
Outstanding at period end	6. 4%	6. 4%	5.7%

(1)	The amount outstanding at period end is reported on a book value basis (amortised cost).

(2)	The maximum and average amounts over the period are reported on a face value basis because the book values of these amounts are not available. Any differences between face value and book value would not be material given the short term nature of the borrowings.

(3)	Other short term borrowings have been included in AUD Commercial Paper for the purposes of this analysis.

		As At	As At
		30 June	30 June
Exchange Rates Utilised	Currency	2007	2006

AUD 1.00 =	USD	0. 8497	0. 7428
	EUR	0. 6319	0. 5848
	GBP	0. 4241	0. 4053
	JPY	104. 889	85. 276
	NZD	1. 102	1. 214
	HKD	6. 6426	5. 7698
	CAD	0. 8987	0. 8247
	CHF	1. 0470	0. 9167
	ILS	3. 6054	3. 3042
	SGD	1. 3023	1. 1796

150     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 28 Debt Issues (continued)
Guarantee Arrangements
Commonwealth Bank of Australia
The due payment of all monies payable by the Bank was guaranteed by the Commonwealth of Australia under section 117 of the Commonwealth Banks Act 1959 (as amended) at 30 June 1996. This guarantee has been progressively phased out following the sale of the Commonwealth of Australia’s shareholding in the Bank on 19 July 1996.
The transitional arrangements for phasing out the Commonwealth of Australia’s guarantee are contained in the Commonwealth Bank Sale Act 1995.
In relation to the Commonwealth of Australia’s guarantee of the Bank’s liabilities, transitional arrangements provided that:
•	All demand deposits and term deposits were guaranteed for a period of three years from 19 July 1996, with term deposits outstanding at the end of that three year period being guaranteed until maturity; and

•	All other amounts payable under a contract that was entered into, or under an instrument executed, issued, endorsed or accepted by the Bank at 19 July 1996 will be guaranteed until their maturity.
Accordingly, demand deposits are no longer guaranteed. Term deposits outstanding at 19 July 1999 remain guaranteed until maturity. The run-off of the Government guarantee has no effect on the Bank’s access to deposit markets.
Commonwealth Development Bank
On 24 July 1996, the Commonwealth of Australia sold its 8.1% shareholding in the Commonwealth Development Bank of Australia Limited (CDBL) to the Bank for $12.5 million.
Under the arrangements relating to the purchase by the Bank of the Commonwealth of Australia’s shareholding in the CDBL:
•	All lending assets as at 30 June 1996 have been quarantined in CDBL, consistent with the charter terms on which they were written;

•	The CDBL’s liabilities continue to remain guaranteed by the Commonwealth of Australia; and

•	CDBL ceased to write new business or incur additional liabilities from 1 July 1996. From that date, new business that would have previously been written by CDBL is being written by the rural arm of the Bank.
The due payment of all monies payable by CDBL to a person other than the Commonwealth of Australia is guaranteed by the Commonwealth of Australia under Section 117 of the Commonwealth Banks Act 1959 (as amended). This guarantee will continue to be provided by the Commonwealth of Australia whilst quarantined assets are held. The value of the liabilities under the guarantee will diminish as quarantined assets reach maturity and are repaid.
State Bank of NSW (also known as Colonial State Bank)
The enabling legislation for the sale of the State Bank of New South Wales Limited (SBNSW), the State Bank (Privatisation) Act 1994 — Section 12 and the State Bank (Corporatisation) Act 1989 — Section 12 (as amended), provides in general terms for a guarantee by the NSW Government in respect of all funding liabilities and off-balance sheet products (other than demand deposits) incurred or issued prior to 31 December 1997 by SBNSW until maturity and a guarantee for demand deposits accepted by SBNSW up to 31 December 1997. Other obligations incurred before 31 December 1994 are also guaranteed to their maturity. On 4 June 2001 Commonwealth Bank of Australia became the successor in law to SBNSW pursuant to the Financial Sector Transfer of Business Act 1999. The NSW Government guarantee of the liabilities and products as described above continues unchanged by the succession.
Note 29 Managed Funds Units on Issue

		Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Managed funds units on issue	310	1,109	—	—

Managed funds units on issue represents the liability to minority interest unit holders in funds which have been consolidated by the Group.
Commonwealth Bank of Australia Annual Report 2007     151

Notes to the Financial Statements
Note 30 Bills Payable and Other Liabilities

			Group		Bank
		2007	2006	2007	2006
	Note	$M	$M	$M	$M

Bills payable		978	830	800	773
Accrued interest payable		1,949	1,587	1,710	1,408
Accrued fees and other items payable		1,794	1,408	1,322	1,057
Defined benefit superannuation plan deficit	44	29	65	29	65
Securities purchased not delivered		1,519	1,097	981	655
Other liabilities		1,077	1,066	1,524	341

Total Bills Payable and Other Liabilities		7,346	6,053	6,366	4,299

Note 31 Loan Capital

						Group			Bank
		Currency		2007	2006	2005	2007	2006	2005
		Amount (M)	Footnotes	$M	$M	$M	$M	$M	$M

Tier One Loan Capital
Exchangeable	FRN	USD38	(1)	44	50	49	44	50	49
Exchangeable	FRN	USD71	(2)	84	96	124	84	96	124
Undated	FRN	USD100	(3)	118	135	131	118	135	131
Undated	TPS	USD550	(4)	647	740	—	647	740	719
Undated	PERLS II	AUD750	(5)	750	750	—	750	750	—
Undated	PERLS III	AUD1,166	(6)	1,166	1,166	—	1,166	1,166	—
Undated	TPS	USD700	(7)	—	—	—	824	942	—

Total Tier One Loan
Capital				2,809	2,937	304	3,633	3,879	1,023

Tier Two Loan Capital
Extendible	FRN	AUD275	(8)	275	275	275	275	275	275
Subordinated	FRN	AUD25	(9)	25	25	25	25	25	25
Subordinated	Notes	USD300	(10)	353	404	549	353	404	549
Subordinated	EMTN	JPY20,000	(11)	191	235	216	191	235	216
Subordinated	EMTN	USD400	(12)	—	539	501	—	539	501
Subordinated	EMTN	GBP200	(13)	—	493	408	—	493	408
Subordinated	EMTN	JPY30,000	(14)	286	352	387	286	352	387
Subordinated	Notes	AUD130	(15)	—	—	130	—	—	130
Subordinated	Notes	USD350	(16)	412	471	536	412	471	536
Subordinated	EMTN	GBP150	(17)	354	370	373	354	370	373
Subordinated	MTN	AUD300	(18)	300	300	300	300	300	300
Subordinated	FRN	AUD200	(18)	200	200	200	200	200	200
Subordinated	EMTN	JPY10,000	(19)	95	117	127	95	117	127
Subordinated	EMTN	USD500	(20)	588	673	711	588	673	711
Subordinated	FRN	AUD300	(21)	300	300	300	300	300	300
Subordinated	EMTN	EUR300	(22)	475	513	501	475	513	501
Subordinated	EMTN	USD61	(23)	71	81	126	71	81	126
Subordinated	Notes	NZD350	(24)	318	288	322	318	288	322
Subordinated	EMTN	JPY10,000	(25)	95	117	—	95	117	—
Subordinated	FRN	AUD300	(26)	300	300	—	300	300	—
Subordinated	EMTN	CAD300	(27)	334	364	—	334	364	—
Subordinated	Loan	JPY5,000	(28)	48	59	—	48	59	—
Subordinated	EMTN	USD200	(29)	235	269	—	235	269	—
Subordinated	Notes	NZD183	(30)	166	151	—	—	—	—
Subordinated	FRN	AUD200	(31)	200	—	—	200	—	—
Subordinated	EMTN	USD300	(32)	353	—	—	353	—	—
Subordinated	EMTN	USD650	(33)	765	—	—	765	—	—
Subordinated	FRN	AUD350	(34)	350	—	—	350	—	—
Subordinated	MTN	AUD150	(34)	150	—	—	150	—	—

Total Tier Two Loan
Capital				7,239	6,896	5,987	7,073	6,745	5,987

Fair value hedge and effective yield adjustments				(48)	62	—	(284)	64	—

Total Loan Capital				10,000	9,895	6,291	10,422	10,688	7,010

152     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 31 Loan Capital (continued)
(1) USD 300 million undated Floating Rate Notes (FRNs) issued 11 July 1988 exchangeable into dated FRNs.
Outstanding notes at 30 June 2007 were:

Undated:	USD 37.5 million
(2) USD 400 million undated FRNs issued 22 February 1989 exchangeable into dated FRNs.
Outstanding notes at 30 June 2007 were:

Due February 2008:	USD 7 million

Due February 2011:	USD 64 million
(3) USD 100 million undated capital notes issued on 15 October 1986.
The Bank has entered into separate agreements with the Commonwealth of Australia relating to each of the above issues (the “Agreements”) which qualify the issues as Tier One capital.
The Agreements provide that, upon the occurrence of certain events listed below, the Bank may issue either fully paid ordinary shares to the Commonwealth of Australia or (with the consent of the Commonwealth of Australia) rights to all Shareholders to subscribe for fully paid ordinary shares up to an amount equal to the outstanding principal value of the relevant note issue or issues plus any interest paid in respect of the notes for the most recent financial year and accrued interest. The issue price of such shares will be determined by reference to the prevailing market price for the Bank’s shares.
Any one or more of the following events may trigger the issue of shares to the Commonwealth of Australia or a rights issue:
•	A relevant event of default (discussed below) occurs in respect of a note issue and the Trustee of the relevant notes gives notice to the Bank that the notes are immediately due and payable;

•	The most recent audited annual Financial Statements of the Group show a loss (as defined in the Agreements);

•	The Bank does not declare a dividend in respect of its ordinary shares;

•	The Bank, if required by the Commonwealth of Australia and subject to the agreement of the APRA, exercises its option to redeem a note issue; or

•	In respect of Undated FRNs which have been exchanged to Dated FRNs, the Dated FRNs mature.
Any payment made by the Commonwealth of Australia pursuant to its guarantee in respect of the relevant notes will trigger the issue of shares to the Commonwealth of Australia to the value of such payment.
The relevant events of default differ depending on the relevant Agreement. In summary, they cover events such as failure of the Bank to meet its monetary obligation in respect of the relevant notes; the insolvency of the Bank; any law being passed to dissolve the Bank or the Bank ceasing to carry on general Banking business in Australia; and the Commonwealth of Australia ceasing to guarantee the relevant notes. In relation to Dated FRNs which have matured to date, the Bank and the Commonwealth agreed to amend the relevant Agreement to reflect that the Commonwealth of Australia was not called upon to subscribe for fully paid ordinary shares up to an amount equal to the principal value of the maturing FRNs.
(4) TPS 2003
Each trust preferred security represents a beneficial ownership interest in the assets of CBA Capital Trust. The sole assets of CBA Capital Trust are the funding preferred securities issued by CBA Funding Trust, which represent preferred beneficial ownership interests in the assets of CBA Funding Trust, and a limited CBA guarantee.
CBA Funding Trust applied all of the proceeds from the sale of the funding preferred securities to purchase the convertible notes from the Bank’s New Zealand Branch.
The trust preferred securities provide for a semi-annual cash distribution in arrears at the annual rate of 5.805%. The distributions on the trust preferred securities are non-cumulative. CBA Capital Trust’s ability to pay distributions on the trust preferred securities is ultimately dependent upon the ability of CBA to make interest payments on the convertible notes.
The Bank’s New Zealand branch will make interest payments on the convertible notes only if and when declared by the Board of Directors of CBA. The Board of Directors is not permitted, unless approved by APRA, to declare interest.
If interest is not paid on the convertible notes on an interest payment date, holders will not receive a distribution on the trust preferred securities and, unless at the time of the non-payment the Bank is prevented by applicable law from issuing the CBA preference shares, convertible notes will automatically convert into CBA preference shares, which will result in mandatory redemption of trust preferred securities for American Depository Shares (“ADS”).
No later than 35 business days prior period to June 30, 2015, holders may deliver a notice to CBA requiring it to exchange each trust preferred security for CBA ordinary shares. The Bank may satisfy the obligation to deliver ordinary shares in exchange for the trust preferred securities by either delivering the applicable number of ordinary shares or by arranging for the sale of the trust preferred securities at par and delivering the proceeds to the holder. Subject to the approval of APRA, holders may exchange trust preferred securities for the Bank’s ordinary shares earlier than June 30, 2015 if, prior to that date, a takeover bid or scheme of arrangement in relation to a takeover has occurred.
If CBA Capital Trust is liquidated, dissolved or wound up and its assets are distributed, for each trust preferred security owned, the holder is entitled to receive the stated liquidation amount of US $1,000, plus the accrued but unpaid distribution for the then current distribution period. Holders may not receive the full amount payable on liquidation if CBA Capital Trust does not have enough funds.
The trustees of CBA Capital Trust can elect to dissolve CBA Capital Trust and distribute the funding preferred securities if at any time certain changes in tax law or other tax-related events or the specified changes in US investment Company law occur.
Neither the trust preferred securities nor the funding preferred securities can be redeemed at the option of their holders. Other than in connection with an acceleration of the principal of the convertible notes upon the occurrence of an event of default, neither the trust preferred securities nor the funding preferred securities are repayable in cash unless the Bank’s New Zealand branch, at its sole option, redeems the convertible notes.
Commonwealth Bank of Australia Annual Report 2007     153

Notes to the Financial Statements
Note 31 Loan Capital (continued)
The Bank’s New Zealand branch may redeem the convertible notes for cash: before 30 June 2015, in whole, but not in part, and only if the specified changes in tax law or other tax-related events, the specified changes in US investment Company law and, changes in the “Tier One’’ regulatory capital treatment of the convertible notes, or certain corporate transactions involving a takeover bid or a scheme of arrangement in relation to a takeover described in this offering memorandum occur; and at any time on or after 30 June 2015. The Bank’s New Zealand branch must first obtain the approval of APRA to redeem the convertible notes for cash.
CBA guarantees:
•	Semi-annual distributions on the funding preferred securities by CBA Funding Trust to CBA Capital Trust to the extent CBA Funding Trust has funds available for distribution;

•	Semi-annual distributions on the trust preferred securities by CBA Capital Trust to the extent CBA Capital Trust has funds available for distribution;

•	The redemption amount due to CBA Capital Trust if CBA Funding Trust is obligated to redeem the funding preferred securities for cash and to the extent CBA Funding Trust has funds available for payment;

•	The redemption amount due if CBA Capital Trust is obligated to redeem the trust preferred securities for cash and to the extent CBA Capital Trust has funds available for payment;

•	The delivery of ADSs to CBA Capital Trust by CBA Funding Trust if CBA Funding Trust is obligated to redeem the funding preferred securities for ADSs and to the extent that CBA Funding Trust has ADSs available for that redemption;

•	The delivery of ADSs by CBA Capital Trust if CBA Capital Trust is obligated to redeem the trust preferred securities for ADSs and to the extent that CBA Capital Trust has ADSs available for that redemption;

•	The delivery of funding preferred securities by CBA Capital Trust upon dissolution of CBA Capital Trust as a result of a tax event or an event giving rise to a more than insubstantial risk that CBA Capital Trust is or will be considered an investment Company which is required to be registered under the Investment Company Act;

•	The payment of the liquidation amount of the funding preferred securities if CBA Funding Trust is liquidated, to the extent that CBA Funding Trust has funds available after payment of its creditors; and

•	The liquidation amount of the trust preferred securities if CBA Capital Trust is liquidated, to the extent that CBA Capital Trust has funds available after payment of its creditors.
The CBA guarantee does not cover the non-payment of distributions on the funding preferred securities to the extent that CBA Funding Trust does not have sufficient funds available to pay distributions on the funding preferred securities.
Trust preferred securities have limited voting rights.
Trust preferred securities have the right to bring a direct action against the Bank if:
•	The Bank’s New Zealand branch does not pay interest on or the redemption price of the convertible notes to CBA Funding Trust in accordance with their terms;

•	The Bank’s New Zealand branch does not deliver ADSs representing CBA preference shares to CBA Funding Trust in accordance with the terms of the convertible notes;

•	The Bank does not perform its obligations under its guarantees with respect to the trust preferred securities and the funding preferred securities; or

•	The Bank does not deliver cash or ordinary shares on 30 June 2015.
(5) PERLS II
On 6 January 2004 a wholly owned entity of the Bank, Commonwealth Managed Investments Limited as Responsible Entity of the PERLS II Trust (“CMIL”) issued $750m of Perpetual Exchangeable Resettable Listed Securities (“PERLS II”). These securities qualify as Tier One capital of the Bank. These securities are units in a registered managed investments scheme, perpetual in nature, offering a non-cumulative floating rate distribution payable quarterly. The Distributions paid to PERLS II Holders are sourced from interest paid on the Convertible Notes issued by the Bank (through its New Zealand Branch) to CMIL.
The Distribution Rate is a floating rate calculated as the Bank Bill Swap Rate plus a margin of 0.95% multiplied by (1- Australian corporate tax rate).
The Bank expects Distributions to be fully franked. If CMIL gives notice that a Distribution in any Distribution Period will not be fully franked, PERLS II Holders may elect to exchange their PERLS II on the next Distribution Date.
If any Distribution is not paid in full within 20 Business Days after a Distribution Date, the Bank must not pay any interest, declare or pay any dividend or distribution from the income or capital of the Bank, return any capital or undertake any Buy-backs, redemptions or repurchases in relation to any securities of the Bank that rank equally for interest payments or distributions with, or junior to, any Capital Securities of the Bank that rank equally with PERLS II unless and until either:
•	Four consecutive Distributions are paid in full;

•	The Bank (with the approval of APRA) and CMIL have paid PERLS II Holders an amount or amounts (in aggregate) equal to their full distribution entitlements for four consecutive Distribution Periods; or

•	PERLS II Holders pass a Special Resolution approving the payment, dividend, distribution, capital return, Buy-back, redemption or repurchase.
The first Rollover Date will be 15 March 2009. On this date and each subsequent Rollover Date, the Bank can reset some of the terms of its Convertible Notes including the Margin over BBSW.
PERLS II Holders may request that their PERLS II be exchanged on the Rollover Date. PERLS II Holders who do not request exchange will be deemed to have accepted the new terms offered.
In addition to exchange on a rollover date, PERLS II Holders may request that each PERLS II be exchanged:
•	Upon the occurrence of a Change of Control Event; or

•	If CMIL gives notice that a Distribution will not be fully franked for any Distribution Period.
On exchange, at the Bank’s election, PERLS II Holders will receive for their PERLS II, one or a combination of the following alternatives:
•	The number of Ordinary Shares determined as set out below; or

•	$200 cash (subject to APRA approval).
154     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 31 Loan Capital (continued)
The Bank, subject to APRA approval, may exchange some or all of the PERLS II, at its election, for Ordinary Shares or $200 cash for each PERLS II:
(i) on a Rollover Date;
(ii) if a Regulatory Event or Tax Event occurs;
(iii) if the Responsible Entity is removed or retires as responsible entity of the Trust and the Bank has not given its consent to the change of the responsible entity;
(iv) if PERLS II Holders requisition a meeting to approve an amendment to the Constitution or to remove the Responsible Entity as responsible entity of the Trust and the Bank has not given its consent to such amendment or change of responsible entity;
(v) if the ability of the Responsible Entity to redeem PERLS II is impaired or removed; or
(vi) if the aggregate Face Value of PERLS II is less than $50 million. PERLS II will automatically exchange for Ordinary Shares if:
•	A Default Event occurs; or

•	An APRA Event occurs.
PERLS II Holders will be entitled to vote at any meeting of Unitholders of the Trust. PERLS II do not have voting rights at any meeting of the Bank.
(6) PERLS III
On 6 April 2006 a wholly owned entity of the Bank (Preferred Capital Limited) issued $1,166 million of Perpetual Exchangeable Repurchaseable Listed Shares (PERLS III). PERLS III are preference shares in a special purpose Company, (the ordinary shares of which are held by the Bank), perpetual in nature, offering a non-cumulative floating rate distribution payable quarterly. The shares qualify as Tier One capital of the Bank.
The Dividends paid to PERLS III Holders will be primarily sourced from interest paid on the Convertible Notes issued by CBA NZ to PCL. The payment of interest on the underlying Convertible Notes and Dividends on PERLS III are not guaranteed and are subject to a number of conditions including the availability of profits and the Board (of the Bank in relation to Convertible Note interest, or of PCL in relation to PERLS III Dividends) resolving to make the payment.
The Dividend Rate is a floating rate calculated for each Dividend Period as the sum of the Margin per annum plus the Market Rate per annum multiplied by (One — Tax Rate). The Initial Margin is 1.05% over Bank Bill Swap Rate and the Step-up Margin, effective from the “Step-up Date” on 6 April 2016, is the Initial Margin plus 1.00% per annum.
If each PERLS III Holder is not paid a dividend in full within 20 Business Days of the Dividend Payment Date, the Bank is prevented from paying any interest, dividends or distributions, or undertaking certain other transactions, in relation to any securities of the Bank that rank for interest payments or distributions equally with, or junior to, the Convertible Notes or Bank PERLS III Preference Shares. This Dividend Stopper applies until an amount in aggregate equal to the full dividend on PERLS III for four consecutive dividend periods has been paid to PERLS III Holders.
PERLS III will automatically exchange for Bank PERLS III Preference Shares:
•	On a failure by PCL to pay a Dividend;

•	At any time at the Bank’s discretion; or

•	10 Business Days before the Conversion Date
Subject to APRA approval, PCL may elect to exchange PERLS III for the Conversion Number of Bank Ordinary Shares or $200 cash for each PERLS III:
•	On the Step-up Date or any Dividend Payment Date after the Step-up Date; or

•	If a Regulatory Event or Tax Event occurs
PERLS III will automatically exchange for Bank Ordinary Shares if:
•	An APRA Event occurs;

•	A Default Event occurs; or

•	A Change of Control Event occurs.
PERLS III will be automatically exchanged for Bank PERLS III Preference Shares no later than 10 Business Days prior to 6 April 2046 (if they have not been exchanged before that date).
Holders are not entitled to request exchange or redemption of PERLS III or Bank PERLS III Preference Shares.
Holders of PERLS III are entitled to vote at a general meeting of PCL on certain issues. PERLS III holders have no rights at any meeting of the Bank.
(7) TPS 2006
On 15 March 2006 a wholly owned entity of the Bank issued USD 700 million (AUD 942 million) of perpetual non-call 10 year trust preferred securities into US Capital Markets.
Each trust preferred security represents a preferred beneficial ownership interest in the assets of CBA Capital Trust II. The trust preferred securities are guaranteed by CBA. The trust preferred securities form part of the Bank’s Tier One capital.
CBA Capital Trust II is a statutory trust established under Delaware law that exists for the purpose of issuing the trust preferred securities, acquiring and holding the subordinated notes issued by a CBA NZ subsidiary, the subordinated notes guarantee and the CBA preference shares.
Cash distributions on the trust preferred securities are at the fixed rate of 6.024% payable semi-annually to 15 March 2016. Cash distributions on the trust preferred securities will accrue at the rate of LIBOR plus 1.740% per annum payable quarterly in arrears after that date.
Cash distributions on the trust preferred securities will be limited to the interest CBA NZ Sub pays on the subordinated notes, payments in respect of interest on the subordinated notes by CBA NZ Branch as guarantor under the subordinated notes guarantee and, after 15 March 2016, the dividends CBA pays on the CBA preference shares. Payments in respect of cash distributions will be guaranteed on a subordinated basis by CBA, as guarantor, but only to extent CBA Capital Trust II has funds sufficient for the payment
There are restrictions on CBA NZ Sub’s ability to make payments on the subordinated notes, CBA NZ Branch’s ability to make payments on the CBA NZ Branch notes and the subordinated notes guarantee and CBA’s ability to make payments on the CBA preference shares. Distributions on the trust preferred securities are not cumulative.
Commonwealth Bank of Australia Annual Report 2007     155

Notes to the Financial Statements
Note 31 Loan Capital (continued)
Failure to pay in full a distribution within 21 business days will result in the distribution to holders of one CBA preference share for each trust preferred security held in redemption of the trust preferred securities.
If CBA Capital Trust II is liquidated, dissolved or wound up and its assets are distributed, for each trust preferred security, holders are entitled to receive the stated liquidation amount of US$1,000, plus the accrued but unpaid distribution for the then current distribution payment period, after it has paid liabilities it owes to its creditors.
The trust preferred securities are subject to redemption for cash, qualifying Tier One securities or CBA preference shares if CBA redeems or varies the terms of the CBA preference shares. The trust preferred securities are also subject to redemption if any other assignment event occurs.
If the CBA preference shares are redeemed for qualifying Tier One securities or the terms thereof are varied, holders will receive one CBA preference share or US$1,000 liquidation amount or similar amount of qualifying Tier One securities for each trust preferred security held.
Holders of trust preferred securities generally will not have any voting rights except in limited circumstances.
The holders of a majority in liquidation amount of the trust preferred securities, acting together as a single class, however, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee of CBA Capital Trust II or direct the exercise of any trust or power conferred upon the property trustee of CBA Capital Trust II, as holder of the subordinated notes and the CBA preference shares.
Trust preferred securities holders have the right to bring a direct action against:
•	CBA NZ Sub if CBA NZ Sub does not pay when due interest on the subordinated notes or certain other amounts payable under the subordinated notes to CBA Capital Trust II in accordance with their terms;

•	The Bank if it does not perform its obligations under the trust guarantee; and

•	CBA NZ Branch or the Bank if CBA NZ Branch does not perform its obligations under the subordinated notes guarantee or under the CBA NZ Branch notes.
The Bank will guarantee the trust preferred securities:
•	Cash distributions on the trust preferred securities by CBA Capital Trust II to holders of trust preferred securities on distribution payment dates, to the extent CBA Capital Trust II has funds available for distribution;

•	The cash redemption amount due to holders of trust preferred securities if CBA Capital Trust II is obligated to redeem the trust preferred securities for cash, to the extent CBA Capital Trust II has funds available for distribution;

•	The delivery of CBA preference shares or qualifying Tier One securities to holders of trust preferred securities if CBA Capital Trust II is obligated to redeem the trust preferred securities for CBA preference shares or qualifying Tier One securities, to the extent CBA Capital Trust II has or is entitled to receive such securities available for distribution; and

•	The payment of the liquidation amount of the trust preferred securities if CBA Capital Trust II is liquidated, to the extent that CBA Capital Trust II has funds available for distribution.
The trust guarantee does not cover the failure to pay distributions or make other payments or distributions on the trust preferred securities to the extent that CBA Capital Trust II does not have sufficient funds available to pay distributions or make other payments or deliveries on the trust preferred securities.
Upon the occurrence of an assignment event, with respect to the subordinated notes comprising a part of the units CBA Capital Trust II holds to which such assignment event applies:
•	The subordinated notes will detach from the CBA preference shares that are part of those units and automatically be transferred to CBA;

•	If the assignment event is the cash redemption of CBA preference shares, upon receipt, CBA Capital Trust II will pay to the holders of the trust preferred securities called for redemption the cash redemption price for those CBA preference shares and the accrued and unpaid interest on the subordinated notes that were part of the units with those CBA preference shares;

•	If the assignment event is not the cash redemption of CBA preference shares, CBA Capital Trust II will deliver to all holders of trust preferred securities in redemption thereof one CBA preference share for each US$1,000 liquidation preference of trust preferred securities to be redeemed or, if qualifying Tier One securities are delivered, US$1,000 liquidation amount or similar amount of qualifying Tier One securities for each US$1,000 liquidation amount of trust preferred securities to be redeemed, and the CBA preference shares or qualifying Tier One securities will accrue non-cumulative dividends or similar amounts at the rate of 6.024% per annum to but excluding March 15, 2016 and at the rate of LIBOR plus 1.740% per annum thereafter.
If the Bank is liquidated, holders of CBA preference shares will be entitled to receive an amount equal to a liquidation preference out of surplus assets of US$1,000 per CBA preference share plus accrued and unpaid dividends for the then current dividend payment period plus any other dividends or other amounts to which the holder is entitled under the Constitution.
Subject to APRA’s prior approval, prior to the occurrence of an assignment event that applies to all of the subordinated notes, the Bank may pay an optional dividend on the CBA preference shares if CBA NZ Sub or CBA NZ Branch, as guarantor, has failed to pay in full interest on the subordinated notes or the Bank has failed to pay in full dividends on the CBA preference shares on any interest payment date and/or dividend payment date.
On or after 15 March 2016, the Bank may redeem the CBA preference shares for cash, in whole or in part, on any date selected by us at a redemption price equal to US$1,000 per share plus any accrued and unpaid dividends for the then current dividend payment period, if any.
Prior to 15 March 2016, the Bank may redeem the CBA preference shares for cash, vary the terms of the CBA preference shares or redeem the CBA preference shares for qualifying Tier One securities, in whole but not in part, on any date selected by the Bank:
•	If the CBA preference shares are held by CBA Capital Trust II, upon the occurrence of a trust preferred securities tax event, an adverse tax event, an investment Company event or a regulatory event; or

•	If the CBA preference shares are not held by CBA Capital Trust II, upon the occurrence of a preference share withholding tax event, an adverse tax event or a regulatory event.
156     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 31 Loan Capital (continued)
Holders of CBA preference shares will be entitled to vote together with the holders of our ordinary shares on the basis of one vote for each CBA preference share:
•	During a period in which a dividend (or part of a dividend) in respect of the CBA preference shares is in arrears;

•	On a proposal to reduce share capital;

•	On a proposal that affects rights attached to the CBA preference shares;

•	On a resolution to approve the terms of a Buy-back agreement;

•	On a proposal for the disposal of the whole of the Group’s property, business and undertaking; and

•	On a proposal to wind up and during the winding up of the Group.
The rights attached to the CBA preference shares may not be changed except with any required regulatory approvals and with the consent in writing of the holders of at least 75% of the CBA preference shares.
CBA NZ Sub may not make payments on the subordinated notes, CBA NZ Branch may not make payments on the subordinated notes guarantee or the CBA NZ Branch notes and CBA may not make payments on the CBA preference shares if an APRA condition exists; if a CBA stopper resolution has been passed and not been rescinded or if CBA NZ Sub, CBA NZ branch or CBA, as the case may be, is prohibited from making such a payment by instruments or other obligations of CBA.
If distributions, interest or dividends are not paid in full on a payment date; the redemption price is not paid or securities are not delivered in full on a redemption date for the trust preferred securities or the CBA preference shares, then the Bank may not pay any interest; declare or pay any dividends or distributions from the income or capital of CBA, or return any capital or undertake any buy-backs, redemptions or repurchases of existing capital securities or any securities, or instruments of CBA that by their terms rank or are expressed to rank equally with or junior to the CBA NZ Branch notes or the CBA preference shares for payment of interest, dividends or similar amounts unless and until,
•	In the case of any non-payment of distributions on the trust preferred securities on any distribution payment date, on or within 21 business days after any distribution payment date, CBA Capital Trust II or CBA, as guarantor, has paid in full to the holders of the trust preferred securities any distributions owing in respect of that distribution payment date through the date of actual payment in full;

•	In the case of any non-payment of a dividend on the CBA preference shares on any dividend payment date, CBA has paid (A) that dividend in full on or within 21 business days after that dividend payment date, (B) an optional dividend equal to the unpaid amount of scheduled dividends for the 12 consecutive calendar months prior to the payment of such dividend or (C) dividends on the CBA preference shares in full on each dividend payment date during a 12 consecutive month period;

•	In the case of any non-payment of interest on the subordinated notes on any interest payment date, (A) on or within 21 business days after any interest payment date, (i) CBA NZ Sub or CBA NZ Branch, as guarantor, has paid in full to the holders of the subordinated notes any interest and other amounts owing in respect of that interest payment date (excluding defaulted note interest) through the date of actual payment in full or (ii) with the prior approval of APRA, CBA has paid in full to holders of the subordinated notes an assignment prevention optional dividend in an amount equal to such interest and any other amounts, or (B) CBA has paid dividends on the CBA preference shares in full on each dividend payment date during a 12 consecutive month period; and

•	In the case of any non-payment of the redemption price or non-delivery of the securities payable or deliverable with respect to CBA preference shares or the trust preferred securities, such redemption price or securities have been paid or delivered in full, as applicable.
then there are restrictions on the Bank paying any interest on equal ranking or junior securities.
(8) AUD 275 million extendible floating rate note issued December 1989, due December 2014;
The Bank has entered into a separate agreement with the Commonwealth of Australia relating to the above issue (the “Agreement”) which qualifies the issue as Tier Two capital. The Agreement provides for the Bank to issue either fully paid ordinary shares to the Commonwealth of Australia or (with the consent of the Commonwealth of Australia) rights to all Shareholders to subscribe for fully paid ordinary shares up to an amount equal to the outstanding principal value of the note issue plus any interest paid in respect of the notes for the most recent financial year and accrued interest. The issue price will be determined by reference to the prevailing market price for the Bank’s shares.
Any one or more of the following events will trigger the issue of shares to the Commonwealth of Australia or a rights issue:
•	A relevant event of default occurs in respect of the note issue and, where applicable, the Trustee of the notes gives notice of such to the Bank;

•	The Bank, if required by the Commonwealth of Australia and subject to the agreement of the APRA, exercises its option to redeem such issue; or

•	Any payment made by the Commonwealth of Australia pursuant to its guarantee in respect of the issue will trigger the issue of shares to the Commonwealth of Australia to the value of such payment.
Original issue size was $300 million; $25 million matured in December 2004.
(9) AUD 25 million subordinated FRN, issued April 1999, due April 2029.
(10) USD 300 million subordinated notes, issued June 2000, due June 2010.
Commonwealth Bank of Australia Annual Report 2007     157

Notes to the Financial Statements
Note 31 Loan Capital (continued)
(11) JPY 20 billion perpetual subordinated EMTN, issued February 1999.
(12) USD 400 million subordinated EMTN, issued June 1996, matured July 2006.
(13) GBP 200 million subordinated EMTN, issued March 1996, matured December 2006.
(14) JPY30 billion subordinated EMTN, issued October 1995 due October 2015.
(15) AUD 130 million subordinated notes comprised as follows: AUD 10 million fixed rate notes issued 12 December 1995, matured 12 December 2005. AUD 110 million floating rate notes issued 12 December 1995, matured 12 December 2005. AUD five million fixed rate notes issued 17 December 1996, matured 12 December 2005. AUD five million floating rate notes issued 17 December 1996, matured 12 December 2005.
(16) USD 350 million subordinated fixed rate note, issued June 2003, due June 2018.
(17) GBP 150 million subordinated EMTN, issued June 2003, due December 2023.
(18) AUD 500 million subordinated notes, issued February 2004, due February 2014; split into AUD 300 million fixed rate notes and AUD 200 million floating rate notes.
(19) JPY 10 billion subordinated EMTN, issued May 2004, due May 2034.
(20) USD 500 million subordinated EMTN issued June 2004 (USD 250 million) and August 2004 (USD 250 million), due August 2014.
(21) AUD 300 million subordinated floating rate notes, issued February 2005, due February 2015.
(22) EUR 300 million subordinated EMTN, issued March 2005, due March 2015.
(23) USD 100 million subordinated EMTN, issued March 2005, due March 2025. Partial redemption of USD 39.5 million in September 2005.
(24) NZD 350 million subordinated notes, issued May 2005, due April 2015.
(25) JPY 10 billion subordinated notes, issued November 2005, due November 2015.
(26) AUD 300 million subordinated floating rate notes, issued November 2005, due November 2015.
(27) CAD 300 million subordinated notes, issued November 2005, due November 2015.
(28) JPY5 billion subordinated loan, issued March 2006, due March 2018.
(29) USD 200 million subordinated notes, issued June 2006, due July 2016.
(30) NZD 183 million subordinated notes issued June 2006, due June 2016.
(31) AUD 200 million subordinated floating rate notes, issued September 2006, due September 2016.
(32) USD 300 million subordinated floating rate notes, issued September 2006, due September 2016.
(33) USD 650 million subordinated floating rate notes, issued December 2006, due December 2016.
(34) AUD 500 million subordinated notes, issued May 2007, due May 2017; split into AUD 150 million fixed rate notes and AUD 350 million floating rate notes.
158     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 32 Detailed Statements of Changes in Equity

	Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Equity Reconciliations
Ordinary Share Capital
Opening balance	13,505	13,486	13,766	13,739
Buy back of shares	—	(500)	—	(500)
Dividend reinvestment plan	818	481	818	481
Exercise of executive options under employee share ownership schemes	19	50	19	50
(Purchase)/sale and vesting of treasury shares (1)	141	(10)	88	(2)
Issue costs	—	(2)	—	(2)

Closing balance	14,483	13,505	14,691	13,766

Other Equity Instruments
Opening balance	939	—	1,895	—
Issue of instruments	—	947	—	1,895
Issue costs	—	(8)	—	—

Closing balance	939	939	1,895	1,895

Retained Profits
Opening balance	4,487	3,063	4,472	2,555
Actuarial gains and losses from defined benefit superannuation plans	414	387	414	387
Realised gains and dividend income on treasury shares held within the Group’s life insurance statutory funds (1)	45	85	—	—
Operating profit attributable to Equity holders of the Bank	4,470	3,928	4,477	4,267

Total available for appropriation	9,416	7,463	9,363	7,209
Transfers (to)/from general reserve	54	(239)	—	—
Transfers (to)/from general reserve for credit losses	—	(92)	—	(92)
Interim dividend – cash component	(862)	(992)	(862)	(992)
Interim dividend – dividend reinvestment plan	(518)	(219)	(518)	(219)
Final dividend – cash component	(1,368)	(1,172)	(1,368)	(1,172)
Final dividend – dividend reinvestment plan	(300)	(262)	(300)	(262)
Other dividends	(55)	—	—	—

Closing balance	6,367	4,487	6,315	4,472

(1)	Relates to movement in treasury shares held within life insurance statutory funds and the employee share scheme trust.
Commonwealth Bank of Australia Annual Report 2007     159

Notes to the Financial Statements
Note 32 Detailed Statements of Changes in Equity (continued)

	Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Reserves
General Reserve
Opening balance	1,221	982	570	570
Appropriation (to)/from retained profits	(54)	239	—	—

Closing balance	1,167	1,221	570	570

Capital Reserve
Opening balance	285	282	1,536	1,533
Reversal of revaluation surplus on sale of property	2	3	2	3

Closing balance	287	285	1,538	1,536

Asset Revaluation Reserve
Opening balance	131	119	107	99
Revaluation of properties	79	19	75	14
Transfers on sale of properties	(2)	(3)	(2)	(3)
Tax on revaluation of properties	(23)	(4)	(23)	(3)

Closing balance	185	131	157	107

Foreign Currency Translation Reserve
Opening balance	(241)	(63)	(6)	2
Currency translation adjustments of foreign operations	54	(232)	(119)	(8)
Transfer to the Income Statement on disposal	—	41	—	—
Tax on translation adjustments	(13)	13	(1)	—

Closing balance	(200)	(241)	(126)	(6)

Cash Flow Hedge Reserve
Opening balance	59	39	6	1
Gains and losses on cash flow hedging instruments:
Recognised in equity	429	89	125	58
Transferred to Income Statement	120	(58)	167	(51)
Tax on cash flow hedging instruments	(168)	(11)	(87)	(2)

Closing balance	440	59	211	6

Employee Compensation Reserve
Opening balance	34	23	34	23
Current period movement	(85)	11	(85)	11

Closing balance	(51)	34	(51)	34

General Reserve for Credit Losses (1)
Opening balance	350	258	350	258
Appropriation from retained profits	—	92	—	92

Closing balance	350	350	350	350

Available-for-Sale Investments Reserve
Opening balance	65	56	60	35
Net gains and losses on available-for-sale investments	28	51	18	52
Net gains and losses on available-for-sale investments transferred to Income Statement on disposal	(138)	(33)	(119)	(31)
Impairment of available-for-sale investments transferred to Income Statement	—	(3)	—	(3)
Tax on available-for-sale investments	10	(6)	14	7

Closing balance	(35)	65	(27)	60

Total Reserves	2,143	1,904	2,622	2,657

Shareholders’ Equity attributable to Equity holders of the Bank	23,932	20,835	25,523	22,790

Shareholders’ Equity attributable to Minority Interests	512	508	—	—

Total Shareholders’ Equity	24,444	21,343	25,523	22,790

(1)	While the Group is required to maintain a Prudential General Reserve for Credit Losses (“GRCL”) to cover credit losses estimated over the life of portfolio facilities, from 1 July 2006 the Australian prudential regulator, APRA, no longer requires banks to maintain a minimum provisioning benchmark of 0.5% (after tax) of risk weighted assets. The Group’s GRCL within Shareholders’ Equity, which is over and above APRA requirements, has been retained as part of the Prudential General Reserve for Credit Losses for prudential reporting purposes.
160     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 33 Share Capital

	Group		Bank
	2007	2006	2007	2006
Issued and Paid Up Ordinary Capital	$M	$M	$M	$M

Ordinary Share Capital
Opening balance (excluding Treasury Shares deduction)	13,901	13,872	13,901	13,872
Dividend Reinvestment Plan: Final Dividend prior year	300	262	300	262
Dividend Reinvestment Plan: Interim Dividend	518	219	518	219
Share buy-back	—	(500)	—	(500)
Exercise of executive options under employee share ownership schemes	19	50	19	50
Issue costs	—	(2)	—	(2)

Closing balance (excluding Treasury Shares deduction)	14,738	13,901	14,738	13,901
Less Treasury Shares	(255)	(396)	(47)	(135)

Closing balance	14,483	13,505	14,691	13,766

	Shares	Shares	Shares	Shares

Shares on Issue
Opening balance (excluding Treasury Shares deduction)	1,282,904,909	1,280,276,172	1,282,904,909	1,280,276,172
Dividend reinvestment plan issues:
2004/2005 Final Dividend fully paid ordinary shares at $37.19	—	7,032,857	—	7,032,857
2005/2006 Interim Dividend fully paid ordinary shares at $43.89	—	4,979,668	—	4,979,668
2005/2006 Final Dividend fully paid ordinary shares at $45.24	6,638,553	—	6,638,553	—
2006/2007 Interim Dividend fully paid ordinary shares at $50.02	10,343,514	—	10,343,514	—
Share buy-back	—	(11,139,988)	—	(11,139,988)
Exercise of executive options under employee share ownership schemes	696,400	1,756,200	696,400	1,756,200

Closing balance (excluding Treasury Shares deduction)	1,300,583,376	1,282,904,909	1,300,583,376	1,282,904,909
Less: Treasury Shares	(7,611,744)	(11,085,258)	(1,198,015)	(2,353,514)

Closing balance	1,292,971,632	1,271,819,651	1,299,385,361	1,280,551,395

Terms and Conditions of Ordinary Share Capital
Ordinary shares have the right to receive dividends as declared and in the event of winding up the Company, to participate in the proceeds from sale of surplus assets in proportion to the number of and amounts paid up on shares held.
A Shareholder has one vote on a show of hands and one vote for each fully paid share on a poll. A Shareholder may be present at a general meeting in person or by proxy or attorney, and if a body corporate, it may also authorise a representative.
PERLS Redemption
On 6 April 2006, the Bank redeemed the $700 million PERLS. PERLS, which qualified as Tier One capital of the Bank, were replaced with PERLS III, refer Note 31.

	Group		Bank
	2007	2006	2007	2006
Other Equity Instruments	$M	$M	$M	$M

Other equity instruments issued and paid up	939	939	1,895	1,895

	Shares	Shares	Shares	Shares

	700,000	700,000	1,400,000	1,400,000

Trust Preferred Securities 2006
On 15 March 2006 the Bank issued USD 700 million ($947 million) of trust preferred securities into the US capital markets. These securities offer a non-cumulative fixed rate of distribution of 6.024% per annum payable semi-annually. These securities qualify as Tier One Capital of the Bank. A related instrument was issued by the Bank to a subsidiary for $956 million and eliminates on consolidation.
Commonwealth Bank of Australia Annual Report 2007     161

Notes to the Financial Statements
Note 33 Share Capital (continued)
Dividends
The Directors have declared a fully franked final dividend of 149 cents per share amounting to $1,939 million. The dividend will be payable on 5 October 2007 to Shareholders on the register at 5pm on 24 August 2007.
The Board determines the dividends per share based on net profit after tax (“cash basis”) per share, having regard to a range of factors including:
•	Current and expected rates of business growth and the mix of business;

•	Capital needs to support economic, regulatory and credit ratings requirements;

•	The rate of return on assets;

•	Investments and/or divestments to support business development; and

•	Periodic accounting volatility due to the application of “AASB 139 Financial Instruments: Recognition and Measurement”.
Dividends paid since the end of the previous financial year:
•	As declared in the 31 December 2006 Profit Announcement, a fully franked interim dividend of 107 cents per share amounting to $1,380 million was paid on 5 April 2007. The payment comprised cash disbursements of $862 million with $518 million being reinvested by participants through the Dividend Reinvestment Plan.
Dividend Reinvestment Plan
The Bank expects to issue around $485 million of shares in respect of the Dividend Reinvestment Plan for the final dividend for 2006/07.
Record Date
The register closed for determination of dividend entitlement and for participation in the dividend reinvestment plan at 5pm on 24 August 2007 at Link Market Services Limited, Locked Bag A14, Sydney South, 1235.
Ex-dividend Date
The ex-dividend date was 20 August 2007.
Employee Share Plans
The Group had the following employee share plans in place during the year ended 30 June 2007:
•	Commonwealth Bank Employee Share Acquisition Plan (“ESAP”);

•	Commonwealth Bank Equity Participation Plan (“EPP”);

•	Commonwealth Bank Equity Reward Plan (“ERP”); and

•	Commonwealth Bank Non-Executive Directors Share Plan (“NEDSP”).
The current ESAP and ERP arrangements were each approved by Shareholders at the Annual General Meeting (“AGM”) on 26 October 2000. Shareholders’ consent was not required for either the EPP or NEDSP but details were included in the Explanatory Memorandum to the 2000 meeting to ensure Shareholders were fully informed.
Changes Since 2006
During the year the Group reviewed its long term incentive arrangements and decided to cease operation of the ERP.
To strengthen the alignment between Shareholder interests and executives who previously participated in the ERP, one third of their STI payments will be deferred into Bank shares for three years under the Leadership Incentive Share Plan (LISP), with the first deferral commencing on 1 July 2007. The LISP arrangement is governed by the Rules of the EPP.
From 1 July 2007 the CEO and Group Executives will receive long term incentives under the new Group Leadership Rights Plan (GLRP). The GLRP will provide participants with the opportunity to share in a pool of performance rights at the end of the three year measurement period. Participation will generally be limited to the CEO and Group Executives. The total value available for distribution at the end of the performance period will be determined by two performance hurdles:
•	Growth in net profit after tax (NPAT) less cost of capital; and

•	The Group’s customer satisfaction ranking compared to the other four major Australian banks.
A percentage of the growth in the Group’s NPAT less cost of capital over the three year measurement period will be available to vest. The pool will be zero if our NPAT growth is not above average peer NPAT growth over the performance period.
The proportion of the pool that vests will be determined by the Group’s customer satisfaction ranking compared to ANZ, NAB, St George and Westpac.
Further details of the GLRP and the LISP are available in the Remuneration Report.
Employee Share Acquisition Plan (“ESAP”)
The ESAP was introduced in 1996 and provides employees with the opportunity to receive up to $1,000 worth of free shares each year if the Group meets the required performance target. The performance target is growth in annual profit of the greater of 5% or the consumer price index (CPI change) plus 2%. Whenever annual profit growth exceeds CPI change, the Board may use its discretion in determining whether any grant of shares will be made.
Under ESAP, shares granted are restricted for sale for three years or until such time as the participating employee ceases employment with the Group, whichever is earlier. Shares granted under the ESAP receive full dividend entitlements, voting rights and there are no forfeiture or vesting conditions attached to the shares granted.
Effective from 1 July 2002, shares granted under ESAP offers have been expensed through the profit and loss. On 3 September 2006, 519,435 shares were granted to 24,735 eligible employees in respect of the 2006 ESAP grant.
The Issue Price for the offer is equal to the volume weighted average of the prices at which the CBA shares were traded on the ASX during the 5 trading day period up to and including the grant date. For the 2006 grant, this was $45.92.
The Group has determined to allocate each eligible employee shares up to a value of $1,000 in respect of the 2007 grant. As a result, a total expense of $27 million will be accrued by the grant date in respect of the 2007 grant, $23 million of which has been accrued during the 2007 financial year. The shares will be purchased on-market at the prevailing market price.
162     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 33 Share Capital (continued)
Equity Participation Plan (“EPP”)
The EPP facilitates the voluntary sacrifice of both fixed remuneration and annual short term incentives (STI) to be applied in the acquisition of shares. The plan also previously facilitated the mandatory sacrifice of 50% of STI payments for some employees. However, the mandatory component of EPP ceased for the year ending 30 June 2005. The compulsory sacrifice of one third of STI payments for eligible employees under the LISP forms part of the EPP.
Under the voluntary component of the EPP, shares purchased are restricted for sale for two years or when a participating employee ceases employment with the Group, whichever is earlier. Shares purchased under the voluntary component of the EPP carry full dividend entitlements, voting rights and there are no forfeiture or vesting conditions attached to the shares.
Under the mandatory component of the EPP, fully paid ordinary shares were purchased and held in Trust until such time as the vesting conditions have been met. The vesting condition attached to the shares specifies that participants must generally remain employees of the Group until the vesting date. Shares previously granted under the mandatory component of the EPP remain subject to their vesting conditions.
Details of purchases under the EPP from 1 July 2006 to 30 June 2007 were as follows:

Allotment Date	Participants	Shares Purchased	Average Purchase Price

14 August 2006	51	37,814	$44.56
7 September 2006	77	135,923	$46.25
13 November 2006	1	90	$48.24
13 March 2007	49	5,649	$49.98

The movement in shares purchased under the mandatory component of the EPP has been as follows:

Details of Movements	July 05 – June 06	July 06 – June 07

Shares held under the Plan at the beginning of year (no.)	2,616,771	823,084
Shares allocated during year (no.)	56	—
Shares vested during year (no.)	(1,736,939)	(759,640)
Shares forfeited during year (no.)	(56,804)	—

Shares held under the Plan at end of year (no.)	823,084	63,444

Each participant of the mandatory component of the EPP for whom shares are held by the Trustee on their behalf has a right to receive dividends. Once the shares vest, dividends which have accrued during the vesting period are paid to participants. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period. Where participating employees do not satisfy the vesting conditions, shares and dividend rights are forfeited.
Shares acquired under the EPP have been expensed against the profit and loss account. In the current year, $7 million was expensed against the profit and loss account to reflect the cost of allocations under the Plan.
All shares acquired by employees under the EPP are purchased on-market at the current market price. A total number of 8,269,570 shares have been acquired under the EPP since the plan commenced in 2001.
Commonwealth Bank of Australia Annual Report 2007     163

Notes to the Financial Statements
Note 33 Share Capital (continued)
Equity Reward Plan (ERP)
The ERP is the Group’s long term incentive arrangement for executives. The Board envisage that up to a maximum of 500 employees would participate each year in the ERP.
Previous grants under the ERP were in two parts, comprising grants of options, where recipients pay a set exercise price to convert each option to one CBA share once the option has vested, and grants of shares, where no exercise price is payable for participants to receive CBA shares upon vesting. Since 2001/02, no options have been issued under the ERP. From 2002/03, Reward Shares have only been issued under this plan.
The exercise of previously granted options and the vesting of employee legal title to the shares are conditional on the Group achieving a prescribed performance hurdle. The ERP performance hurdle is based on relative Total Shareholder Return (TSR) with the Group’s TSR performance being measured against a comparator group of companies. TSR is calculated by combining the reinvestment of dividends and share price movements over the period.
For Reward Shares granted from 2002/03 to 2005/06 inclusive, a tiered vesting scale was applied so that 50% of the allocated shares vest if the Group’s TSR return is equal to the 50th percentile, 75% vest at the 67th percentile and 100% when the Group’s return is in the top quartile. The minimum vesting period is three years. There are then four retesting opportunities until the maximum five year vesting period concludes. All unvested Reward Shares remaining in the Plan at the end of the vesting period are forfeited. Employees who exit the Group before the grant vests forfeit their allocation.
Where the performance rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within the trading windows, over the next two years. The vesting percentage will be at least that achieved on the third anniversary of the grant and the executive will be able to delay vesting until a subsequent half yearly window prior to the fifth anniversary of the grant. The vesting percentage will be calculated by reference to the rating at that time.
Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile prior to the fifth anniversary, but the maximum vesting will be 50%.
For Reward Shares granted in the year ended 30 June 2007 a straight line vesting scale is applied, with 50% vesting at the 51st percentile, through to 100% vesting at the 75th percentile. The minimum vesting period for these grants is three years. Further retesting is restricted to one occasion, 12 months after initial testing, giving a maximum vesting period of four years. All unvested Reward Shares remaining in the Plan at the end of the vesting period are forfeited. Employees who exit the Group before the grant vests forfeit their allocation.
In September 2006 the Board sought an independent review of the TSR performance hurdle applied to Reward shares granted since 2002/2003.
Prior to 2 November 2006, the Group measured TSR performance by ranking peer group companies and the Group based on the TSR performance over the measurement period. Weightings based on market capitalisation at the end of the measurement period of each company whose TSR was less than the Group’s were aggregated to determine the percentile rating.
When this methodology was independently reviewed, it became evident that by weighting the peer group outcomes by market capitalisation at the end of the measurement period, the Group was in fact double counting the impact that share price had on the result.
For example, if a peer group company had a big share price rise, then its market capitalisation would have also increased. As a result this organisation will get a double effect – one from the higher share price, and one from the higher market capitalisation weighting. The reverse is true if an organisation’s share price were to fall. The effect was to magnify the impact on the index of organisations which have extreme outcomes.
On 2 November 2006 the Group’s Board determined to modify the way the Group measured ERP grant performance. The revised methodology applies market capitalisation values set at beginning of the measurement period to weight the peer group TSR outcomes.
The impact of this change meant that the ERP grants made in the 2003 and 2004 financial years vested at a higher rate than expected. As a result an additional cost of $11.6 million was incurred for these share-based arrangements.
Reward Shares acquired under the share component of the ERP are purchased on-market at the current market price. In the current year, a total of $25 million has been expensed through the profit and loss. The current year expense is higher than last years due to the additional cost incurred from the modification to the Plan as well as the inclusion of the most recent ERP grant which has been charged to the profit and loss since July 2006.
The fair value of shares allocated under the ERP expensed through the profit and loss over three to five years, reflecting the expected vesting period.
During the vesting period, Reward Shares are held in Trust. Each participant on behalf of whom Reward Shares are held by the Trustee has a right to receive dividends. If the shares vest dividends are paid in relation to those accrued during the vesting period. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period.
For a limited number of executives a cash-based ERP replicator scheme is operated by way of grants of Performance Units – the Equity Reward (Performance Unit) Plan (ERPUP). A Performance Unit is a monetary unit with a value linked to the share price of Commonwealth Bank shares. Performance Unit grants are subject to the same vesting conditions as the ERP. On meeting the vesting condition, a cash payment is made to executives the value of which is determined based on the Group’s share price on vesting plus an accrued dividend value.
The same TSR performance hurdle modification was made in respect of the ERPUP. This resulted in an additional expense of $18.7 million for the year ended 30 June 2007 for these arrangements.
A total of $33 million for the ERPUP has been expensed to the profit and loss account in respect of the year ended 30 June 2007. The current year expense is higher than last years due to the additional cost incurred from the modification to the Plan as well as the inclusion of the most recent ERPUP grant which has been charged to the profit and loss since July 2006.
Effective 1 July 2007, the new Group Leadership Rights Plan will replace the ERP. No further grants will be made under the ERP.
Executive options issued up to September 2001 have not been recorded as an expense by the Group.
164     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 33 Share Capital (continued)
Details of movements in ERP options and shares are as follows:
Options – Details of Movements

	July 2005 – June 2006		July 2006 – June 2007
Year of Grant	2000(3) (4)	2001(5)	2000(3)	2001(5)

Exercise Price (1) (2)	$26.97	$30.12	$26.97	$30.12

Held by participants at the start of the year (no.)	197,500	1,801,600	137,500	753,500
Granted during year (no.)	—	—	—	—
Exercised during year (no.)	(60,000)	(1,008,300)	(40,000)	(326,900)
Lapsed during year (no.)	—	(39,800)	—	—

Outstanding at the end of year (no.)	137,500	753,500	97,500	426,600

Granted from 30 June to the date of report (no.)	—	—	—	—
Exercised from 30 June to date of report (no.)	—	—	—	—
Lapsed from 30 June to the date of report (no.)	—	—	—	—

Outstanding as at the date of report (no.)	137,500	753,500	97,500	426,600

Total consideration paid due to exercises to date of report (no.) (6)	$1,618,200	$30,369,996	$1,078,800	$9,846,228

(1)	The Exercise Price is the market value at the commencement date. Market value is defined as the weighted average of the prices at which shares were traded on the ASX during the one week period before the commencement date. This is the average exercise price.

(2)	The premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Performance hurdle was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

(4)	The opening balance as at 1 July 2005 has been restated reflecting a reallocation of 50,000 options.

(5)	Performance hurdle was satisfied on 3 October 2004 and options may be exercised up to 3 September 2011.

(6)	No amount is unpaid in respect of the shares issued upon exercise of options during the above period.
Reward Shares – Details of Movements

	July 2005 – June 2006				July 2006 – June 2007
Year of Grant -Total Reward Shares	2002(2)	2003(3)	2004(4)	2005(5)	2002(2)	2003(3)	2004(4)	2005(5)	2006(6)

Held by participants at the start of year (no.)	376,850	462,850	544,900	—	241,850	348,650	423,685	522,748	—
Allocated during year (no.) (1)	—	—	—	557,253	—	321,150	—	13,117	505,574
Vested during year (no.)	—	—	—	—	(219,500)	(639,300)	—	—	—
Lapsed during year (no.)	(135,000)	(114,200)	(121,215)	(34,505)	(22,350)	(30,500)	(126,290)	(123,928)	(64,720)

Outstanding at the end of year (no.)	241,850	348,650	423,685	522,748	—	—	297,395	411,937	440,854

Granted from 30 June to date of report (no)	—	—	—	—	—	—	—	—	—
Vested from 30 June to date of report (no.)	—	—	—	—	—	—	—	—	—
Lapsed from 30 June to date of report (no.)	(7,750)	(11,250)	(15,125)	(18,175)	—	—	—	—	—

Outstanding as at the date of report (no.)	234,100	337,400	408,560	504,573	—	—	297,395	411,937	440,854

(1)	The total number of shares allocated during the year represents the number of shares allocated and may not represent the total number that may vest at a later date. The Group purchases 50% of the maximum number of shares a participant may receive. Additional shares are purchased if required to fulfil the Group’s obligations to vest shares in participants once the performance of the ERP grant is known.

(2)	Performance hurdle was satisfied on 2 October 2006 when 50% of the maximum allocation of this grant vested.

(3)	Performance hurdle was satisfied on 3 October 2006 when 100% of the maximum allocation of this grant vested.

(4)	This grant will be tested for vesting on 23 September 2007. If performance is below the 75th percentile, retests will be conducted each six months until 23 September 2009.

(5)	This grant will be tested for vesting on 15 July 2008. If performance is below the 75th percentile, retests will be conducted each six months until 15 July 2010.

(6)	This grant will be tested for vesting on 14 July 2009. If performance is below the 75th percentile, one retest will be conducted 12 months later on 15 July 2010.
Non-Executive Directors Share Plan (NEDSP)
The NEDSP provides for the acquisition of shares by Non-Executive Directors through the mandatory sacrifice of 20% of their annual fees (paid on a quarterly basis). Shares purchased are restricted for sale for 10 years or when the Director leaves the Board, whichever is earlier. In addition, Non Executive Directors can voluntarily elect to sacrifice up to a further 80% of their fees for the acquisition of shares.
Shares are purchased on-market at the current market price and a total of 59,242 shares have been purchased under the NEDSP since the plan commenced in 2001. Since March 2005, shares have been acquired under the plan on a six monthly basis.
Shares acquired under the plan receive full dividend entitlements and voting rights and there are no forfeiture or vesting conditions attached to the shares granted under the NEDSP.
For the current year, $431,855 was expensed through the profit and loss reflecting shares purchased and allocated under the NEDSP.
Commonwealth Bank of Australia Annual Report 2007     165

Notes to the Financial Statements
Note 33 Share Capital (continued)
Details of grants under the NEDSP from 1 July 2006 to 30 June 2007 are as follows:
Grants made under the NEDSP from 1 July 2006 to 30 June 2007

Period	Total Fees Sacrificed	Participants	Shares Purchased	Average Purchase Price

1 January to 30 June 2006	$221,918	9	4,978	$44.56
1 July to 31 December 2006	$210,068	9	4,203	$49.98

Executive Option Plan (EOP)
As previously notified to Shareholders, this plan was discontinued in 2000/01.
Under the EOP, the Bank granted options to purchase fully paid ordinary shares to those key executives who, being able by virtue of their responsibility, experience and skill to influence the generation of Shareholder wealth, were declared by the Board of Directors to be eligible to participate in the Plan. Non-Executive Directors were not eligible to participate in the Plan.
Options cannot be exercised before each respective exercise period and the ability to exercise is conditional on the Group achieving a prescribed performance hurdle. The option plan did not grant rights to the option holders to participate in a share issue of any other body corporate.
The performance hurdle is the same TSR comparator hurdle as outlined above for the Equity Reward Plan (ERP) grants prior to 2002/03.
Options – Details of Movements

	July 2005 – June 2006		July 2006 – June 2007
Year of Grant	1999(4)	2000(3) (5)	1999(4)	2000(3) (5)

Exercise Price (1) (2)	$23.84	$26.97	$23.84	$26.97
Held by participants at the start of year (no.)	450,000	687,300	190,600	225,800
Granted during year (no.)	—	—	—	—
Exercised during year (no.)	(250,000)	(437,900)	(165,600)	(163,900)
Lapsed during year (no.)	(9,400)	(23,600)	(25,000)	(25,000)

Outstanding at the end of year (no.)	190,600	225,800	—	36,900

Granted from 30 June to the date of report (no.)	—	—	—	—
Exercised from 30 June to date of report (no.)	—	—	—	—
Lapsed from 30 June to the date of report (no.)	—	—	—	—

Outstanding as at the date of report (no.)	190,600	225,800	—	36,900

Total consideration paid due to exercises to date of report (6)	$5,960,000	$11,810,163	$3,947,904	$4,420,383

(1)	The Exercise Price is the market value at the commencement date. Market value is defined as the weighted average of the prices at which shares were traded on the ASX during the one week period before the commencement date. This is the average exercise price.

(2)	The premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	The opening balance as at 1 July 2005 has been restated reflecting a reallocation of 50,000 options.

(4)	Performance hurdle was satisfied on 28 February 2004 and options may be exercised up to 24 August 2009.

(5)	Performance hurdle was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

(6)	No amount is unpaid in respect of the shares issued upon exercise of options during the above period.
Note 34 Minority Interests

	Group
	2007	2006
	$M	$M

Controlled entities:
Share capital (1)	512	508

Total Minority Interests	512	508

(1)	Comprises predominantly ASB Perpetual Preference Shares — $505 million. On 10 December 2002, ASB Capital Limited, a New Zealand subsidiary, issued NZD 200 million (AUD 182 million) of perpetual preference shares. Such shares are non-redeemable and carry limited voting rights. Dividends are payable quarterly and are non-cumulative. On 22 December 2004, ASB Capital No.2 Ltd, a New Zealand subsidiary, issued NZD 350 million (AUD 323 million) of perpetual preference shares. Such shares are non-redeemable and carry limited voting rights. Dividends are payable quarterly and are non-cumulative.
The EOP was discontinued in 2000/2001 and no options have been granted under the plan since the last grant in September 2000. The performance hurdles for the August 1999 grant and the September 2000 grant were met in 2004.
Under the Group’s EOP and ERP an option holder generally has no right to participate in any new issue of securities of the Group or of a related body corporate as a result of holding the option. The only exception is when there is a pro rata issue of shares to the Group’s Shareholders by way of a bonus issue involving capitalisation (other than in place of dividends or by way of dividend reinvestment). In this case an option holder is entitled to receive additional shares upon exercise of the options of the number of bonus shares that the option holder would have received if the options had been exercised and shares issued prior to the bonus issue.
Details of movements for in EOP options are as follows:
166     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 35 Capital Adequacy
The Bank is an Authorised Deposit-taking Institution (“ADI”) and is subject to regulation by the Australian Prudential Regulation Authority (“APRA”) under the authority of the Banking Act 1959. APRA has set minimum regulatory capital requirements for banks that are consistent with the Basel Accord issued by the Basel Committee on Banking Supervision (“The Basel Committee”). These requirements define what is acceptable as capital and provide for standard methods of measuring the risks incurred by the Bank. APRA has set minimum ratios that compare the regulatory capital with risk-weighted on and off-balance sheet assets. Regulatory capital requirements are measured for the Bank (known as “Level One”) and for the Bank and its banking subsidiaries (known as “Level Two”). The life insurance and funds management businesses are not consolidated for capital adequacy purposes.
Regulatory capital is divided into Tier One and Tier Two Capital. Certain deductions are made from the sum of Tier One and Tier Two Capital to arrive at the Capital Base. Tier One Capital primarily consists of Shareholders’ equity plus other capital instruments acceptable to APRA, less goodwill. Tier Two Capital primarily consists of the collective provision for impairment losses, the General Reserve for Credit Losses and other hybrid and debt instruments acceptable to APRA. The tangible element of the investment in life insurance and funds management businesses is deducted from the sum of Tier One and Tier Two Capital to arrive at the Capital Base.
In accordance with APRA’s methodology, measuring risk requires one of a number of risk weights to be applied to each asset on the Balance Sheet and to off-balance sheet obligations. The risk weights are 100%, 50%, 20% and 0%. It should be noted that the risk weights are not consistent with the loss experience of the Bank and its subsidiaries. In addition, there is an agreed method for measuring market risk for traded assets.
The Bank actively manages its capital to balance the requirements of various stakeholders (regulators, rating agencies and Shareholders). This is achieved by optimising the mix of capital while maintaining adequate capital ratios throughout the financial year.
Dividends
Banks may not pay dividends if immediately after payment, they are unable to meet the minimum capital requirements. Banks cannot pay dividends from Retained Profits without APRA’s prior approval. Under APRA guidelines, the expected dividend must be deducted from Tier One Capital.
Regulatory Capital Requirements for Other ADIs in the Group
ASB Bank Limited is subject to regulation by the Reserve Bank of New Zealand (“RBNZ”). RBNZ applies a similar methodology to APRA in calculating regulatory capital requirements. At 30 June 2007 ASB Bank Limited had a Tier One ratio of 9.0% and a Total Capital ratio of 10.5%.
Regulatory Capital Requirements for Life Insurance and Funds Management Business
The Group’s life insurance business in Australia is regulated by APRA. The Life Insurance Act 1995 includes a two tiered framework for the calculation of regulatory capital requirements for life insurance companies – “solvency” and “capital adequacy”. The capital adequacy test for statutory funds is always equal to or greater than the solvency test (1) . At 30 June 2007, for Australian life insurance companies, the estimated excess over capital adequacy within life insurance statutory funds was $192 million in aggregate.
The Group owns Colonial Mutual Life Assurance Society Limited (“CMLA”), a life insurance company operating in Australia. Life insurance business previously written by Commonwealth Insurance Holdings Limited (“CIHL”) was transferred into CMLA effective 30 June 2007.
There are no regulatory capital requirements for life insurance companies in New Zealand, though the directors of any company must certify its solvency under the Companies Act 1993. The Group determines the minimum capital requirements for its New Zealand life insurance business according to the Prudential Reserving Guidance Note of the New Zealand Society of Actuaries.
Fund managers in Australia are subject to responsible entity regulation by the Australian Securities and Investment Commission (“ASIC”). The regulatory capital requirements vary depending on the type of Australian Financial Services or Authorised Representatives’ Licence held, but a requirement of up to $5 million of net tangible assets applies.
APRA supervises approved trustees of superannuation funds and requires them to also maintain net tangible assets of at least $5 million. These requirements are not cumulative where an entity is both an approved trustee for superannuation purposes and a responsible entity.
The total Group’s life and funds management companies held an estimated $738 million excess over regulatory capital requirements at 30 June 2007 in aggregate.
Regulatory Changes
Basel II
The Basel Committee have issued a revised framework for the calculation of capital adequacy for banks, commonly known as Basel II. The objective of the Basel II Framework is to develop capital adequacy guidelines that are more accurately aligned with the individual risk profile of banks.
The Basel II Framework is based on three “pillars”. Pillar One covers the capital requirements for banks, Pillar Two covers the supervisory review process and Pillar Three relates to market disclosure. The Basel II Framework introduces a capital requirement for operational risk and, for both credit and operational risk, allows a choice between three approaches. The Bank has applied to APRA for accreditation as an advanced model applicant. Advanced model applicants are expected to have sophisticated risk management systems for the calculation of regulatory capital and should need to hold less regulatory capital than they would if they adopted alternative approaches.
(1) The Shareholders’ fund is subject to a separate capital requirement.
Commonwealth Bank of Australia Annual Report 2007     167

Notes to the Financial Statements
Note 35 Capital Adequacy (continued)
Implementation of the Advanced Internal Ratings Based Approach (“AIRB”) for credit risk and the Advanced Measurement Approach (“AMA”) for operational risk are scheduled to be implemented in Australia from 1 January 2008. The Bank is working closely with APRA through the Accreditation process and is well advanced in addressing the remaining requirements.
APRA has also introduced a requirement to calculate a capital charge for Interest Rate Risk in the Banking Book (IRRBB). As an advanced model applicant for Basel II, APRA requires the Bank to apply for IRRBB accreditation. This will occur by December 2007, with implementation scheduled for July 2008.
Conglomerate Groups
APRA has advised that for conglomerate groups a third level of capital adequacy (“Level Three”) will be implemented. APRA defines a conglomerate group as a group of companies containing one or more Australian incorporated ADIs. The Bank is an ADI and the Commonwealth Bank Group falls within APRA’s definition of a conglomerate group. Each conglomerate group will be required to hold capital that corresponds to the corporate structure of that conglomerate. The calculation will have regard to all group members and the capacity to move surplus capital from one group entity to another. The regulatory capital requirements for each conglomerate group will be specific to that group.
The proposals indicate that the use of internal capital estimation and allocation models may be permitted. However, APRA has not yet specified its requirements for internal models, or when it will complete its review of the Bank’s models.
Whilst the Bank considers that it is strongly capitalised (as evidenced by its credit ratings), no assurance can be given that its models will meet APRA’s requirements or that the Bank meets the Level Three capital requirements.
Active Capital Management
The Group maintains a strong capital position. The Total Capital Ratio increased from 9.66% at 30 June 2006 to 9.76% at 30 June 2007. The Tier One Capital Ratio decreased from 7.56% to 7.14% during the year reflecting the acquisition of a major infrastructure asset in the United Kingdom and growth in Risk Weighted Assets.
Risk Weighted Assets increased to $245 billion at 30 June 2007 due to strong growth in lending assets particularly in the business/corporate sector.
In February 2007, the Group’s long term credit rating was upgraded by Standard and Poor’s to ‘AA’ from ‘AA-’ with the short term rating affirmed at ‘A-1+’. Moody’s Investor Services upgraded the Group’s long term rating from ‘Aa3’ to ‘Aa1’ and reaffirmed the short term rating at ‘P-1’ in May 2007.
Adoption of AIFRS and Transitional Relief
The Group adopted the Australian equivalent to International Financial Reporting Standards (“AIFRS”) on 1 July 2005. However, APRA required reporting under the previous AGAAP accounting principles to continue for regulatory capital purposes until the introduction of revised prudential standards, which took effect on 1 July 2006.
With the introduction of the revised prudential standards, APRA granted transitional relief in relation to changes to their prudential regulations from 1 July 2006 until 31 December 2007.
Total transitional relief of $1,715 million is comprised of $1,641 million relief for Tier One Capital and $74 million of relief for Upper Tier Two Capital.
Adjusted Common Equity
The Adjusted Common Equity (“ACE”) ratio at 30 June 2007 is 4.79%, an increase from 4.39% at 1 July 2006 (on an AIFRS basis). Standard & Poor’s did not grant any transitional relief for the impact of AIFRS adjustments.
Significant Initiatives
The following significant initiatives were undertaken during the financial year to actively manage the Bank’s capital:
Tier One Capital
•	Issue of $300 million and $518 million worth of shares in October 2006 and April 2007 respectively to satisfy the Dividend Reinvestment Plan (“DRP”) in respect of the final dividend for 2005/06 and interim dividend for 2006/07. The large increase in shares issued in April 2007 as part of the DRP was primarily as a result of the change in the DRP rules approved by the Board in September 2006; and

•	In accordance with APRA guidelines, the estimated issue of $485 million of shares to satisfy the DRP in respect of the final dividend for 2006/07. This estimate represents a 25% participation in the DRP in respect of the final dividend.
Tier Two Capital
•	Issue of the equivalent of $2,331 million of Lower Tier Two Capital;

•	The call and maturity of the equivalent of $206 million of Tier Two note and bond issues;

•	Decrease in the value of Tier Two note and bond issues of $467 million resulting from changes in foreign exchange movements (whilst these notes are hedged, the unhedged value is included in the calculation of regulatory capital in accordance with the APRA regulations); and

•	The reduction in Tier Two note and bond issues of $71 million due to amortisation.
Other Capital Initiatives
Issue of $700 million hybrid securities, called Funds Management Securities (“FMS”) in September 2006. The FMS coupons, and in some cases repayment of capital, will depend on the fees generated by the Australian Funds Management business of the Group. The issue of FMS forms part of the Group’s ongoing commitment to efficient capital management.
Deductions from Total Capital
During the year a decrease in deductions for investment in non-consolidated subsidiaries primarily reflects up-streaming of dividends from the Colonial subsidiary group of companies.
Events Subsequent to Balance Date
On 1 June 2007, the Bank announced an offer of Perpetual Exchangeable Resaleable Listed Securities (PERLS IV). The offer raised $1,465 million in July 2007. The issue of PERLS IV forms part of the Group’s capital management strategy, structured to meet APRA’s new regulatory capital requirements for Non-Innovative Residual Tier One Capital, effective January 2008. At 30 June 2007 this would have increased Tier One Capital to 7.72% and Total Capital to 10.35%.
168     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 35 Capital Adequacy (continued)

	Group
	2007	2006
	Actual	Actual
Risk-Weighted Capital Ratios	%	%

Tier One	7.14	7.56
Tier Two	3.41	3.10
Less deductions	(0.79)	(1.00)

Total Capital	9.76	9.66

Adjusted Common Equity (1)	4.79	4.50

	2007	2006
Regulatory Capital	$M	$M

Tier One Capital
Shareholders’ Equity	24,444	21,343
Reverse effect to Shareholders’ Equity of AIFRS transition (2)	—	7,183
Reverse effect of AIFRS during the year to 30 June 2006: (2)
Purchase/(sale) and vesting of treasury shares	—	10
Actuarial gains and losses from defined benefit superannuation plan	—	(387)
Realised gains and dividend income on treasury shares held within the Group’s life insurance statutory funds	—	(85)
Cash flow hedge reserve	—	(20)
Employee compensation reserve	—	(11)
General reserve for credit losses	—	(92)
Available-for-sale investments	—	(9)
Defined benefit superannuation plan expense	—	25
Treasury shares valuation adjustment	—	100
Preference share capital	—	(687)
Issue of hybrid instruments	—	1,147
Other	—	(6)

Adjusted Shareholders’ Equity	24,444	28,511
Treasury shares	255	—
Estimated reinvestment under Dividend Reinvestment Plan (3)	485	303
Irredeemable non-cumulative preference shares (4)	2,535	—
Eligible loan capital	245	281
Deferred fees	97	—
Retained earnings (5)	752	—
Employee compensation reserve	51	—
Cash flow hedge reserve	(440)	—
General reserve for credit losses (after tax)	(350)	—
Available-for-sale investments reserve	35	—
Foreign currency translation reserve related to non-consolidated subsidiaries	(8)	160
Asset revaluation reserve	(185)	(131)
Expected dividend	(1,939)	(1,668)
Goodwill (6)	(7,632)	(4,416)
Intangible component of investment in non–consolidated subsidiaries (6)	—	(5,397)
Minority interests in life insurance statutory funds and other funds	—	(1,158)
Capitalised expenses	(136)	(122)
Capitalised computer software costs	(297)	—
Equity investments in other companies (7)	(700)	—
Defined benefit superannuation plan surplus (8)	(1,270)	—
Deferred tax	(37)	—
Other	(34)	(9)
Transitional Tier One Capital relief on adoption of AIFRS (9)	1,641	—

Total Tier One Capital	17,512	16,354

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Group’s credit rating. The ACE ratio has been calculated in accordance with Standard & Poor’s methodology as at 30 June 2007.

(2)	APRA required regulatory capital to continue to be calculated in accordance with AGAAP accounting principles until 1 July 2006. As such, all material changes to capital resulting from the Group adopting AIFRS accounting standards on 1 July 2005 have been reversed from regulatory capital for 2006.

(3)	Based on reinvestment experience related to the Bank’s Dividend Reinvestment Plan and approved by APRA.

(4)	Represents capital instruments classified as debt under AIFRS but approved by APRA as capital instruments.

(5)	Represents the write down in retained earnings upon adoption of AIFRS within the non-consolidated subsidiaries.

(6)	30 June 2007 balance represents total Goodwill and other intangibles (excluding capitalised computer software costs) under AIFRS which is required to be deducted from Tier One Capital. The increase from 30 June 2006 principally represents the intangible component of the carrying value of the life insurance and funds management business which was transferred to Goodwill on adoption of AIFRS.

(7)	Represents the Group’s non-controlling equity interest in a major infrastructure asset.

(8)	In accordance with APRA regulations, the surplus (net of tax) in the Bank’s defined benefit superannuation fund which is included in Shareholders’ equity must be deducted from Tier One Capital.

(9)	APRA has granted transitional relief for Tier One and Two Capital (including the value of acquired inforce business of $1,339 million) on adoption of AIFRS, which expires 1 January 2008.
Commonwealth Bank of Australia Annual Report 2007     169

Notes to the Financial Statements
Note 35 Capital Adequacy (continued)

	Group
	2007	2006
Regulatory Capital	$M	$M

Tier Two Capital
Collective provision for impairment losses (1)	1,034	1,046
Other credit provisions (1)	23	—
Fair value credit adjustments (1)	24	—
General reserve for credit losses (pre-tax equivalent) (1)	500	500

Prudential general reserve for credit losses (1)	1,581	1,546
Future income tax benefit related to prudential general reserve for credit losses	(474)	(464)
Asset revaluation reserve (2)	83	131
Upper Tier Two note and bond issues	191	235
Lower Tier Two note and bond issues (3) (4)	6,922	5,335
Other	(12)	(58)
Transitional Tier Two Capital relief on adoption of AIFRS (5)	74	—

Total Tier Two Capital	8,365	6,725

Total Tier One and Tier Two Capital	25,877	23,079

(1)	Prior to 1 July 2006 APRA required a minimum ratio of 0.5% (after tax) of risk weighted assets which comprised the collective provision for impairment losses and the General Reserve for Credit Losses. From 1 July 2006 there is no longer a minimum regulatory requirement. The Prudential General Reserve for Credit Losses is now comprised of the collective provision for impairment losses, other credit provisions, fair value credit adjustments and a general reserve for credit losses within Shareholders’ equity which is an additional amount reserved over and above APRA requirements.

(2)	From 1 July 2006 APRA allows only 45% of the asset revaluation reserve to be included in Tier Two Capital.

(3)	APRA requires these Lower Tier Two note and bond issues to be included as if they were unhedged.

(4)	For regulatory capital purposes, Lower Tier Two note and bond issues are amortised by 20% of the original amount during each of the last four years to maturity.

(5)	APRA has granted transitional relief for Tier One and Two Capital on adoption of AIFRS, which expires 1 January 2008.

	Group
	2007	2006
Regulatory Capital	$M	SM

Total Capital before Deductions	25,877	23,079
Deduct:
Investment in non—consolidated subsidiaries (net of intangible component deducted from Tier One Capital):
Shareholders’ net tangible assets in life and funds management businesses	(1,946)	(1,902)
Reverse effect of transition to AIFRS	(592)	(592)
Capital in other non-consolidated subsidiaries	(836)	(256)
Value of acquired inforce business (1)	—	(1,339)
Less: Non-recourse debt	2,265	2,077
Funds Management securities (2)	700	—

	(409)	(2,012)
Value of acquired inforce business (1)	(1,339)	—

	(1,748)	(2,012)
Other deductions	(178)	(151)

Total Capital	23,951	20,916

(1)	Value of acquired inforce business (excess of market value over net assets), which was transferred to Goodwill upon adoption of AIFRS.

(2)	Funds Management Securities issued September 2006.

	Group
	2007	2006
Adjusted Common Equity(1)	$M	$M

Tier One Capital	17,512	16,354
Add:
Deferred Income Tax	37	—
Equity investments in other companies (2)	700	—
Deduct:
Eligible loan capital	(245)	(281)
Other hybrid equity instruments	(3,474)	(3,659)
Minority interests (net of minority interests component deducted from Tier One Capital)	(512)	(508)
Investment in non—consolidated subsidiaries (net of intangible component deducted from Tier One Capital) (3)	(409)	(2,012)
Other deductions	(178)	(151)
Impact upon adoption of AIFRS (4)	(1,641)	—

Total Adjusted Common Equity	11,790	9,743

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with Standard & Poor’s methodology at 30 June 2007.

(2)	Represents the Bank’s non-controlling interest in a major infrastructure asset.

(3)	Balance at 30 June 2007 excludes $1,339 million associated with excess of market value over net assets which was transferred to goodwill upon adoption of AIFRS.

(4)	Standards and Poor’s calculation of ACE Capital did not allow for any relief upon adoption of AIFRS.
170     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 35 Capital Adequacy (continued)

				Group
			Risk	Risk-Weighted
	Face Value		Weights	Balance
	2007	2006		2007	2006
Risk-Weighted Assets	$M	$M	%	$M	$M

On Balance Sheet Assets
Cash, claims on Reserve Bank, short term claims on Australian Commonwealth and State Government and Territories, and other zero—weighted assets	27,844	23,301	—	—	—
Claims on OECD Banks and local governments	15,903	16,742	20	3,181	3,348
Advances secured by residential property (1)	174,435	157,962	50	87,217	78,981
All other assets (1)	129,247	110,971	100	129,247	110,971

Total On Balance Sheet Assets — Credit Risk (2)	347,429	308,976		219,645	193,300

					Group
					Risk-Weighted
	Face Value		Credit Equivalent		Balance
	2007	2006	2007	2006	2007	2006
	$M	$M	$M	$M	$M	$M

Off Balance Sheet Exposures
Direct credit substitutes	3,664	3,598	3,664	3,598	2,884	2,786
Trade and performance related items	2,133	2,365	1,041	999	973	964
Commitments	86,002	82,634	17,453	16,604	12,015	12,049
Foreign exchange, interest rate and other market related transactions	1,324,315	1,027,846	21,396	14,342	5,707	3,892

Total Off Balance Sheet Exposures — Credit Risk (3)	1,416,114	1,116,443	43,554	35,543	21,579	19,691

Total Risk-Weighted Assets — Credit Risk					241,224	212,991
Risk-Weighted Assets — Market Risk					4,123	3,447

Total Risk-Weighted Assets (4)					245,347	216,438

(1)	For loans secured by residential property approved after 5 September 1994, a risk weight of 100% applied where the loan to valuation ratio is in excess of 80%. Effective from 28 August 1998, a risk weight of 50% applies to these loans if they are totally insured by an acceptable lender’s mortgage insurer. Loans that are risk-weighted at 100% are reported under “All other assets”.

(2)	Total on-balance sheet assets exclude debt and equity securities in the trading book and all on-balance sheet positions in commodities, as they are included in the calculation of notional market risk-weighted assets.

(3)	Off-balance sheet exposures secured by the residential property account for $10 billion of off-balance sheet credit equivalent assets ($5.9 billion of off-balance sheet risk-weighted assets).

(4)	In calculating risk weighted assets in accordance with Standard and Poor’s agreed methodology, the equity investment in other companies (June 2007: $0.7 billion, June 2006: nil) is required to be added to regulatory risk weighted assets as this amount is not deducted from ACE Capital. The risk weighted asset balance as used for the purposes of ACE Capital ratio for 2007 is $246,047 million (2006: $216,438 million).
Commonwealth Bank of Australia Annual Report 2007     171

Notes to the Financial Statements
Note 36 Maturity Analysis of Monetary Assets and Liabilities
The maturity distribution of monetary assets and liabilities is based on contractual terms. The majority of the longer term monetary assets are variable rate products, with actual maturities shorter than the contractual terms.
Therefore this information is not relied upon by the Bank in the management of its interest rate risk in Note 43.

	Group
	Maturity Period At 30 June 2007
	At Call	Overdrafts	0 to 3 months	3 to 12 months	1 to 5 years	Over 5 years	Not Specified	Total
	$M	$M	$M	$M	$M	$M	$M	$M

Assets
Cash and liquid assets	5,277	—	4,831	—	—	—	—	10,108
Receivables due from other financial institutions	—	—	5,293	161	15	26	—	5,495
Assets at fair value through Income Statement:
Trading (1)	—	—	21,469	—	—	—	—	21,469
Insurance	312	—	2,823	300	3,755	4,098	12,231	23,519
Other	—	—	3,349	414	287	23	—	4,073
Derivative assets	—	—	10,820	722	987	214	—	12,743
Available-for-sale investments	—	—	2,404	2,159	3,053	2,000	56	9,672
Loans, advances and other receivables (2)	19,199	4,506	18,967	28,846	60,615	168,680	(1,034)	299,779
Bank acceptances of customers	—	—	18,413	308	—	—	—	18,721
Other monetary assets	556	—	3,763	453	76	4	310	5,162

Total monetary assets	25,344	4,506	92,132	33,363	68,788	175,045	11,563	410,741

Liabilities
Deposits and other public borrowings(3)	115,009	—	55,472	29,596	3,238	67	—	203,382
Payables to other financial institutions	2,855	—	9,946	1,585	—	—	—	14,386
Liabilities at fair value through Income Statement	—	—	7,401	4,811	6,226	993	—	19,431
Derivative liabilities	—	—	13,778	83	872	1,947	—	16,680
Bank acceptances	—	—	18,413	308	—	—	—	18,721
Insurance policy liabilities	—	—	—	—	—	—	21,613	21,613
Debt issues and loan capital	—	—	9,826	17,841	35,678	32,145	—	95,490
Managed funds units on issue	—	—	—	—	—	—	310	310
Other monetary liabilities	685	—	5,620	343	219	—	996	7,863

Total monetary liabilities	118,549	—	120,456	54,567	46,233	35,152	22,919	397,876

(1)	Trading assets are purchased without the intention to hold until maturity and are categorised as maturing within three months.

(2)	$190 billion of this figure represents housing loans. While most of these loans would have a contractual term of 20 years or more, and are analysed accordingly, the actual average term of the portfolio has historically been less than five years.

(3)	Includes substantial “core” deposits that are contractually at call customer savings and cheque accounts. History demonstrates such accounts provide a stable source of long term funding for the Bank. Also refer to Interest Rate Risk Sensitivity table in Note 43.
172     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 36 Maturity Analysis of Monetary Assets and Liabilities (continued)

	Group
	Maturity Period At 30 June 2006
			0 to 3	3 to 12	1 to 5	Over 5	Not
	At Call	Overdrafts	months	months	years	years	Specified	Total
	$M	$M	$M	$M	$M	$M	$M	$M

Assets
Cash and liquid assets	2,016	—	3,852	—	—	—	—	5,868
Receivables due from other financial institutions	—	—	5,923	1,156	—	28	—	7,107
Assets at fair value through Income Statement:
Trading (1)	—	—	15,758	—	—	—	—	15,758
Insurance	153	—	995	1,900	2,653	1,945	16,791	24,437
Other	182	—	1,387	62	576	—	—	2,207
Derivative assets	—	—	7,484	986	833	372	—	9,675
Available-for-sale investments	—	—	2,278	1,255	4,532	2,022	1,116	11,203
Loans, advances and other receivables (2)	15,182	5,107	16,643	18,115	58,373	146,802	(1,046)	259,176
Bank acceptances of customers	—	—	17,531	779	—	—	—	18,310
Other monetary assets	29	—	3,803	81	6	2	255	4,176

Total monetary assets	17,562	5,107	75,654	24,334	66,973	151,171	17,116	357,917

Liabilities
Deposits and other public borrowings(3)	97,262	—	48,772	24,167	2,938	88	—	173,227
Payables to other financial institutions	1,380	—	8,999	805	—	—	—	11,184
Liabilities at fair value through Income Statement	1,987	—	5,426	2,677	2,880	841	—	13,811
Derivative liabilities	—	—	6,471	877	1,047	2,425	—	10,820
Bank acceptances	—	—	17,531	779	—	—	—	18,310
Insurance policy liabilities	—	—	—	—	—	—	22,225	22,225
Debt issues and loan capital	—	—	9,478	14,700	42,838	21,470	—	88,486
Managed funds units on issue	—	—	—	—	—	—	1,109	1,109
Other monetary liabilities	10	—	5,056	209	469	420	205	6,369

Total monetary liabilities	100,639	—	101,733	44,214	50,172	25,244	23,539	345,541

(1)	Trading assets are purchased without the intention to hold until maturity and are categorised as maturing within three months.

(2)	$167 billion of this figure represents housing loans. While most of these loans would have a contractual term of 20 years or more, and are analysed accordingly, the actual average term of the portfolio has historically been less than five years.

(3)	Includes substantial “core” deposits that are contractually at call customer savings and cheque accounts. History demonstrates such accounts provide a stable source of long term funding for the Bank. Also refer to Interest Rate Risk Sensitivity table in Note 43.
Commonwealth Bank of Australia Annual Report 2007     173

Notes to the Financial Statements
Note 37 Financial Reporting by Segments
Description of segments
The consolidated entity is organised on a global basis for statutory purposes into the following segments by product and service.
Business segments represent the type of service provided and types of product available.
The primary sources of revenue are interest income for Banking, premium and related income for the Insurance business and other operating income.
The geographical segment represents the locations in which the transaction was booked.

	Group
	Year Ended 30 June 2007
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	23,862	—	—	23,862
Insurance premium and related revenue	—	—	1,117	1,117
Other income	3,341	3,991	858	8,190

Total revenue	27,203	3,991	1,975	33,169

Interest expense	16,826	—	—	16,826

Segment result before income tax	5,154	805	579	6,538
Income tax expense	(1,423)	(390)	(228)	(2,041)

Segment result after income tax	3,731	415	351	4,497
Minority interests	(27)	—	—	(27)

Segment result after income tax and minority interests	3,704	415	351	4,470

Net profit attributable to Equity holders of the Bank	3,704	415	351	4,470

Non—Cash Expenses
Intangible asset amortisation	69	—	1	70
Loan impairment expense	434	—	—	434
Depreciation	191	3	6	200
Defined benefit superannuation plan (income)/expense	(8)	—	—	(8)
Other	60	41	—	101

Balance Sheet
Total assets	397,093	18,237	9,809	425,139
Acquisition of property, plant & equipment, intangibles and other non—current assets	410	2	38	450
Investments in associates	145	680	11	836
Total liabilities	377,467	15,397	7,831	400,695

174     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 37 Financial Reporting by Segments (continued)

	Group
	Year Ended 30 June 2006
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	19,758	—	—	19,758
Insurance premium and related revenue	—	—	1,052	1,052
Other income	3,036	3,687	1,031	7,754

Total revenue	22,794	3,687	2,083	28,564

Interest expense	13,244	—	—	13,244

Segment result before income tax	4,559	643	657	5,859
Income tax expense	(1,328)	(331)	(241)	(1,900)

Segment result after income tax	3,231	312	416	3,959
Minority interests	(28)	(3)	—	(31)

Segment result after income tax and minority interests	3,203	309	416	3,928

Net profit attributable to Equity holders of the Bank	3,203	309	416	3,928

Non—Cash Expenses
Intangible asset amortisation	49	—	—	49
Loan impairment expense	398	—	—	398
Depreciation	157	2	5	164
Defined benefit superannuation plan (income)/expense	35	—	—	35
Other	65	1	—	66

Balance Sheet
Total assets	340,254	19,201	9,648	369,103
Acquisition of property, plant & equipment, intangibles and other non—current assets	510	94	8	612
Investments in associates	106	52	32	190
Total liabilities	324,185	16,423	7,152	347,760

	Group
	Year Ended 30 June 2005
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	16,781	—	—	16,781
Insurance premium and related revenue	—	—	1,132	1,132
Other income	2,845	3,203	1,186	7,234

Total revenue	19,626	3,203	2,318	25,147

Interest expense	10,755	—	—	10,755

Segment result before income tax	3,982	508	522	5,012
Income tax expense	(1,197)	(192)	(213)	(1,602)

Segment result after income tax	2,785	316	309	3,410
Minority interests	(3)	(7)	—	(10)
Segment result after income tax and minority interests	2,782	309	309	3,400

Net profit attributable to Equity holders of the Bank	2,782	309	309	3,400

Non—Cash Expenses
Intangible asset amortisation	20	—	—	20
Loan Impairment expense	322	—	—	322
Depreciation	135	8	13	156
Defined benefit superannuation plan (income)/expense	75	—	—	75
Other	84	27	—	111

Balance Sheet
Total assets	304,620	16,191	16,593	337,404
Acquisition of property, plant & equipment, intangibles and other non—current assets	303	8	39	350
Investments in associates	19	1	32	52
Total liabilities	287,549	16,832	10,380	314,761

Commonwealth Bank of Australia Annual Report 2007     175

Notes to the Financial Statements
Note 37 Financial Reporting by Segments (continued)

	Group
	Year Ended 30 June
Secondary Segment
Geographical Segments	2007	2007	2006	2006	2005	2005
Income Statement	$M	%	$M	%	$M	%

Revenue
Australia	26,350	79.5	22,802	79.8	20,003	79.5
New Zealand	4,517	13.6	4,021	14.1	3,361	13.4
Other countries (1)	2,302	6.9	1,741	6.1	1,783	7.1

Total Revenue	33,169	100.0	28,564	100.0	25,147	100.0

Net Profit Attributable to Equity holders of the Bank
Australia	3,538	79.2	3,200	81.5	2,778	81.7
New Zealand	492	11.0	387	9.8	363	10.7
Other countries (1)	440	9.8	341	8.7	259	7.6

Total Net Profit Attributable to Equity holders of the Bank	4,470	100.0	3,928	100.0	3,400	100.0

Assets
Australia	341,588	80.3	304,831	82.6	280,255	83.0
New Zealand	55,916	13.2	43,318	11.7	41,383	12.3
Other countries (1)	27,635	6.5	20,954	5.7	15,766	4.7

Total Assets	425,139	100.0	369,103	100.0	337,404	100.0

Acquisition of Property, Plant & Equipment, Intangibles and Other non—current assets
Australia	360	80.0	564	92.2	303	86.6
New Zealand	80	17.8	34	5.5	37	10.6
Other countries (1)	10	2.2	14	2.3	10	2.8

Total	450	100.0	612	100.0	350	100.0

(1)	Other countries were: United Kingdom, United States of America, Japan, Singapore, Malta, Hong Kong, Grand Cayman, Fiji, Indonesia, China and Vietnam.
176     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 38 Life Insurance Business
The following information is provided to disclose the statutory life insurance business transactions contained in the Group Financial Statements and the underlying methods and assumptions used in their calculations.
All financial assets within the life statutory funds have been determined to support either life insurance or life investment contracts. Also refer to Note 1 (hh). The insurance segment result is prepared on a business segment basis, refer to Note 37.

	Life Insurance		Life Investment
	Contracts		Contracts		Group
	2007	2006	2007	2006	2007	2006
Summarised Income Statement	$M	$M	$M	$M	$M	$M

Premium and related revenue	1,182	949	257	414	1,439	1,363
Outward reinsurance premiums expense	(207)	(176)	—	(3)	(207)	(179)
Claims expense	(786)	(526)	—	(127)	(786)	(653)
Reinsurance recoveries	145	128	—	—	145	128
Investment revenue (excluding investments in subsidiaries)
Equity securities	418	205	1,323	1,686	1,741	1,891
Debt securities	147	230	444	372	591	602
Property	70	174	324	169	394	343
Other	52	(48)	294	413	346	365
Increase/(decrease) in contract liabilities	(133)	(192)	(2,111)	(2,165)	(2,244)	(2,357)

Operating income	888	744	531	759	1,419	1,503

Acquisition expenses	158	163	22	21	180	184
Maintenance expenses	235	173	197	191	432	364
Management expenses	16	18	8	7	24	25
Other expense	9	14	58	29	67	43

Net profit before income tax	470	376	246	511	716	887
Income tax attributable to operating profit	174	148	205	255	379	403

Net profit after income tax	296	228	41	256	337	484

Net profit after income tax	296	228	41	256	337	484

Sources of Life Insurance Net Profit
The net profit after income tax is represented by:
Emergence of planned profit margins	178	104	87	200	265	304
Difference between actual and planned experience	41	20	(53)	(41)	(12)	(21)
Effects of changes to underlying assumptions	(5)	2	—	—	(5)	2
Reversal of previously recognised losses or loss recognition on Groups of related products	(2)	1	—	—	(2)	1
Investment earnings on assets in excess of policyholder liabilities	78	70	8	7	86	77
Other movements (1)	6	31	(1)	90	5	121

Net profit after income tax	296	228	41	256	337	484

Life insurance premiums received and receivable					2,749	2,649
Life insurance claims paid and payable					5,306	4,803

(1)	2006 includes profit on sale of the Hong Kong Insurance Business.
The disclosure of the components of operating profit after income tax expense are required to be separated between policyholders’ and Shareholders’ interests. As policyholder profits are an expense of the Group and not attributable to Shareholders, no such disclosure is required.
Commonwealth Bank of Australia Annual Report 2007     177

Notes to the Financial Statements
Note 38 Life Insurance Business (continued)

	Life Insurance		Life Investment
	Contracts		Contracts		Group
Reconciliation of Movements in Policy	2007	2006	2007	2006	2007	2006
Liabilities	$M	$M	$M	$M	$M	$M

Contract policy liabilities
Gross policy liabilities opening balance	4,589	25,241	17,784	—	22,373	25,241
AIFRS transition adjustment (1)	—	(19,108)	—	19,108	—	—
Net increase/(decrease) in contract liabilities reflected in the summarised Income Statement	142	135	2,112	2,165	2,254	2,300
Contract contributions recognised in policy liabilities	188	60	1,291	1,329	1,479	1,389
Contract withdrawals recognised in policy liabilities	(202)	(281)	(4,338)	(4,133)	(4,540)	(4,414)
Non-cash movements	—	(1,361)	—	(559)	—	(1,920)
FX translation adjustment	84	(97)	121	(126)	205	(223)

Gross policy liabilities closing balance	4,801	4,589	16,970	17,784	21,771	22,373

Liabilities ceded under reinsurance
Opening balance	(148)	(205)	—	—	(148)	(205)
Decrease/(increase) in reinsurance assets reflected in the summarised Income Statement	(10)	57	—	—	(10)	57

Closing balance	(158)	(148)	—	—	(158)	(148)

Net policy liabilities at 30 June
Expected to be realised within 12 months	415	545	3,182	3,625	3,597	4,170
Expected to be realised in more than 12 months	4,228	3,896	13,788	14,159	18,016	18,055

Total Insurance Policy Liabilities	4,643	4,441	16,970	17,784	21,613	22,225

(1)	Reclassified upon adoption of AIFRS insurance standards from 1 July 2005.
178     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 38 Life Insurance Business (continued)
Sensitivity Analysis
The Group conducts sensitivity analyses to quantify the exposure to risk of changes in the key underlying variables such as interest rate, equity prices, mortality, morbidity and inflation. The valuations included in the reported results and the Group’s best estimate of future performance are calculated using certain assumptions about these variables.
The movement in any key variable will impact the performance and net assets of the Group and as such represents a risk.

Variable	Impact of movement in underlying variable

Expense risk	An increase in the level or inflationary growth of expenses over assumed levels will decrease profit and Shareholders’ equity.

Interest rate risk	The impact of changes in interest rates on profit and Shareholders’ equity depends on the relative profiles and matching of assets and liabilities. The Group is exposed to changes in interest rates on fixed interest assets backing Shareholders’ equity.

Mortality rates	For insurance contracts that pay a death benefit, higher rates of mortality will increase the claims cost and therefore reduce both profit and Shareholders’ equity. For lifetime annuity contracts, lower mortality rates will increase the duration of annuity payments and therefore reduce both profit and Shareholders’ equity.

Morbidity rates	The cost of health-related claims depends on both the incidence of policyholders becoming ill and the duration of the illness. Higher than expected incidence and duration will increase the claims costs, reducing profit and Shareholders’ equity.

Discontinuance	The impact of the discontinuance rate assumption depends on a range of factors including the type of contract, the surrender value basis (where applicable) and the duration inforce. An increase in discontinuance rates will usually reduce profit and Shareholders’ equity

Market Risk	For contracts where benefit payments depend on the value of underlying assets, market risk is borne by policyholders. However, as the Group derives fee income based on the value of the underlying funds, a fall in market value will reduce fees, profit and Shareholders’ equity. The Group is exposed to market risk on assets backing Shareholders’ equity.
The table below shows the sensitivity of insurance contract liabilities (gross and net of reinsurance), current year profits and Shareholders’ equity to changes in assumptions on key variables. The sensitivity of the insurance contract liability to changes in assumptions will be dependent on whether the product is (or remains) in loss recognition after the assumptions change and whether the change is made to an economic assumption. The interest rate sensitivity includes the impact of the change on both the policy liabilities and assets.

	Gross (before reinsurance)			Net (after reinsurance)
		Policy		Policy	Shareholders’
	Profit/(loss)	Liabilities	Profit/(loss)	Liabilities	Equity
	2007	2007	2007	2007	2007
	$M	$M	$M	$M	$M

Result of change in assumptions (1)
Interest rates — 1% increase	(13. 7)	11.1	(11.7)	8.4	(11.7)
Mortality and morbidity on lump sum products — 10% increase in total costs	(4. 2)	6.0	(3.1)	4.5	(3.1)
Annuitant mortality — 20% increase in rate of future mortality improvement	(9. 5)	13.6	(9.5)	13.6	(9.5)
Morbidity on Income Protection — 10% increase in total cost	(1. 3)	1.8	(1.1)	1.5	(1.1)
Discontinuance — 10% increase in discontinuance rates	—	—	—	—	—
Expenses — 10% increase in maintenance expenses assumption	(0. 4)	0.6	(0.4)	0.6	(0.4)

(1)	Represents impact of Australia only.
Commonwealth Bank of Australia Annual Report 2007     179

Notes to the Financial Statements
Note 38 Life Insurance Business (continued)
Life Investment Contract Liabilities
Investment contracts include unit linked contracts and term certain annuities. They consist of a financial instrument and an investment management services element, both of which are measured at fair value. For unit linked contracts, the resulting liability to policyholders is closely linked to the performance and the value of the assets (after tax) that support those liabilities. The fair value of such liabilities is the same as the fair value of those assets, after allowing for tax.
Life Insurance Contract Liabilities
Appropriately qualified actuaries have been appointed for each life insurance entity and they have reviewed and satisfied themselves as to the accuracy of the contract liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act (Life Act) 1995 where appropriate. Details are set out in the various statutory returns of these life insurance entities.

	Life Insurance Contracts
	2007	2006
Components of Life Insurance Contract Liabilities	$M	$M

Future policy benefits (1)	6,691	6,205
Future bonuses	1,304	1,128
Future expenses	2,067	1,810
Future profit margins	1,425	1,321
Future charges for acquisition expenses	(413)	(407)
Balance of future premiums	(6,543)	(5,705)
Provisions for bonuses not allocated to participating policyholders	112	89

Total Life Insurance Contract Liabilities	4,643	4,441

(1)	Including bonuses credited to policyholders in prior years.
Taxation
Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each market.
Actuarial Methods and Assumptions
Insurance contract policy liabilities have been calculated in accordance with AASB 1038 (Life Insurance Contracts) and the Margin on Services (“MoS”) methodology as set out in Actuarial Standard 1.04 — Valuation Standard (“AS1.04”) issued by the Life Insurance Actuarial Standards Board (“LIASB”). The principal methods and profit carriers used for particular product groups were as follows:

Product Type	Method	Profit Carrier

Individual
Conventional	Projection	Bonuses or expected claim payment
Investment account	Projection	Bonuses or funds under management
Lump sum risk	Projection	Premiums/expected claim payment
Income stream risk	Projection	Expected claim payments
Lifetime annuities	Projection	Annuity payments

Group
Investment account	Projection	Bonuses or funds under management
Lump sum risk	Accumulation/Projection	Expected claim payments
Income stream risk	Accumulation/Projection	Expected claim payments

The “Projection Method” measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.
Bonuses are amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Under the Life Act, bonuses are a distribution to policyholders of profits and may take a number of forms including reversionary bonuses, interest credits and terminal bonuses (payable on the termination of the policy).
180     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 38 Life Insurance Business (continued)
Actuarial Assumptions
Set out below is a summary of the material assumptions used in the calculation of policy liabilities.
Discount Rates
Discount rates are used to discount future cash flows in the determination of policy liabilities. Where insurance contract benefits are linked to the performance of the underlying assets, the discount rates are based on the expected earnings rate on the assets held (Traditional and Investment Account contracts). For all other insurance contracts, the discount rates are based on risk free rates of return. Allowance is made for taxation where relevant and for the nature and term of the liabilities.
The following table shows the applicable rates for the major classes of business in Australia and New Zealand. The changes relate to changes in long term earnings rates and asset mix.

	June 2007	June 2006
Class of Business(1)	Rate Range %	Rate Range %

Traditional — ordinary business (after tax)	4. 38 — 6. 34	6. 00 — 6. 75
Traditional — superannuation business (after tax)	5. 32 — 7. 75	7. 33 — 8. 26
Annuity — term and lifetime (exempt from tax)	6. 52 — 7. 09	5. 79 — 6. 30
Term insurance — (before tax)	6. 25 — 6. 46	5. 58 — 5. 81
Income protection business (before tax)	6. 25 — 6. 46	5. 58 — 5. 81
Investment account — ordinary (after tax)	4.55	4.21
Investment account — superannuation (after tax)	5.53	5.12
Investment account — annuities (exempt from tax)	6.46	5.98

(1)	For New Zealand, investment earning rates assumed were 3.9% to 5.6% net of tax.
Bonuses
The valuation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. Favourable investment performance over recent years has led to increases in long-term supportable bonus rates.
Maintenance Expenses
The maintenance expenses are based on an internal analysis of experience and are assumed to increase in line with inflation each year and to be sufficient to cover the cost of servicing the business in the coming year after adjusting for one-off expenses. For participating businesses, expenses continue on the previous charging basis with adjustments for actual experience, and are assumed to increase in line with inflation each year. Maintenance expenses have increased on some products.
Investment Management Expenses
Investment management expense assumptions vary by asset classes and are based on investment fees as set out in Fund Management Agreements. There has been no significant change to overall investment fees.
Inflation
The inflation assumption is consistent with the investment earning assumptions.
Benefit Indexation
The indexation rates are based on an analysis of past experience and estimated long term inflation and vary by business and product type. There have been no significant changes to these assumptions.
Taxation
The taxation basis and rates assumed vary by market and product type. There has been no significant change to the taxation basis.
Voluntary Discontinuance
Discontinuance rates are based on recent company and industry experience and vary by market, product, age and duration inforce. The experience has been broadly in line with assumptions. There have been no significant changes to these assumptions.
Surrender Values
Current surrender value bases are assumed to apply in the future. There have been no significant changes to these bases.
Mortality and Morbidity
Rates vary by sex, age, product type and smoker status. Rates are based on standard mortality tables applicable to each market e.g. IA95-97 in Australia for risk, IM/IF80 for annuities, adjusted for recent Company experience where appropriate. Mortality assumptions have been reduced on some term insurance products.
Commonwealth Bank of Australia Annual Report 2007     181

Notes to the Financial Statements
Note 38 Life Insurance Business (continued)
Risk Management Policies and Procedures
The financial condition and operating results of the Life Insurance Business in the Group are affected by a number of key financial and non-financial risks. The objectives and policies in respect of managing these risks are set out below.
There are two risk types that are considered to be unique to life insurance businesses. These are the risks that the incidence of mortality (death) and morbidity (illness and injury) claims are higher than assumed when pricing life insurance policies, or are greater than the best estimate assumptions used to determine the policy liabilities of the business.
Insurance risk may arise through reassessment of the incidence of claims, the trend of future claims and the effect of unforeseen diseases or epidemics. In addition, in the case of morbidity, the time to recovery may be longer than assumed.
Insurance risk is controlled by ensuring underwriting standards adequately identify potential risk, managing claims in accordance with policy wordings, retaining the right to amend premiums on risk policies where appropriate and through the use of reinsurance. The experience of the Group’s life insurance business is reviewed annually.
Terms and Conditions of Insurance Contracts
The nature of the terms of the insurance contracts written is such that certain external variables can be identified on which related cash flows for claim payments depend. The tables below provide an overview of the key variables upon which the related cash flows are dependent.

Key variables that affect the
		Nature of compensation for	timing and uncertainty of future
Type of Contract	Detail of contract workings	claims	cash flows

Non-participating life insurance contracts with guaranteed terms (Term Life, Trauma, Disability and Lifetime Annuities)	Guaranteed benefits paid on death, ill health or survival that are fixed and not at the discretion of the issuer.	Benefits, defined by the insurance contracts, are determined by the contract. They are not directly affected by the performance of underlying assets or the performance of the contracts as a whole.	Mortality Morbidity Discontinuance rates Expenses

Life insurance contracts with discretionary participating benefits (e.g. endowment and whole of life)	These policies include a clearly defined initial guaranteed sum assured which is payable on death or maturity. The guaranteed amount is increased throughout the duration of the policy by the addition of regular annual bonuses which, once added, are not removed. Bonuses are also added on some products at maturity.	Benefits arising from the discretionary participation feature are based on the performance of a specified pool of contracts or a specified type of contract.	Market earnings rates Mortality Discontinuance rates Expenses

Solvency
Australian Life Insurers
Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves are required to support solvency requirements and provide protection against adverse experience. Actuarial Standard AS2.04 — “Solvency Standard” (“AS2.04”) prescribes a minimum solvency requirement and the minimum level of assets required to be held in each statutory fund. All controlled Australian insurance entities complied with the solvency requirements of AS2.04. Further information is available from the individual statutory returns of subsidiary life insurers.
Overseas Life Insurers
Overseas life insurance subsidiaries were required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules. Each of the overseas subsidiaries complied with local requirements. Further information is available from the individual statutory returns of subsidiary life insurers.
Managed Assets and Fiduciary Activities
Arrangements are in place to ensure that asset management and other fiduciary activities of controlled entities are independent of the life insurance funds and other activities of the Group.
Disaggregated Information
Life insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds, which are distinguished from each other and from the Shareholders’ funds. The Financial Statements of Australian life insurers prepared in accordance with AASB 1038 (and which are lodged with the relevant Australian regulators) show all major components of the Financial Statements disaggregated between the various life insurance statutory funds and their Shareholder funds and as well as between investment linked business and those relating to non-investment linked businesses.
182     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 39 Remuneration of Auditors

	Group			Bank
	2007	2006		2007	2006
	$’000	$’000		$’000	$’000

Amounts paid or due and payable for audit services to:
Ernst & Young	12,368	9,481		10,513	7,559
Other Auditors	90	176		—	—

	12,458	9,657		10,513	7,559
Amounts paid or due and payable for non-audit services to Ernst & Young:
Audit related services	2,520	5,122		16	1,660
Other services	256	1,423		—	782

	2,776	6,545	(1)	16	2,442

Total Remuneration of Auditors	15,234	16,202		10,529	10,001

(1)	An additional amount of $4,948,000 (2006: $4,056,000) was paid to Ernst & Young by way of fees paid for Non-Audit Services provided to entities not consolidated into the Financial Statements, being managed investment schemes and superannuation funds. $4,532,000 (2006: $3,923,000) of this amount relates to statutory audits, with the residual relating to reviews attestations and assurances.
The Audit Committee has considered the non-audit services provided by Ernst & Young and is satisfied that the services and the level of fees are compatible with maintaining auditors’ independence. All such services were approved by the Audit Committee in accordance with pre-approved policies and procedures.
Audit related fees principally include audit of the Group’s US disclosures for US investors, services in relation to regulatory requirements and other services that only the external auditor can provide, as well as investigations and reviews of internal control systems and financial or regulatory information.
All other fees principally include transaction support services related to potential and actual acquisition and disposition transactions and advice regarding implementation of revised compliance and regulatory requirements.
Note 40 Commitments for Capital Expenditure Not Provided for in the Accounts

	Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Not later than one year	34	36	27	14

Total Commitments for Capital Expenditure Not Provided for in the Accounts	34	36	27	14

Commonwealth Bank of Australia Annual Report 2007     183

Notes to the Financial Statements
Note 41 Lease Commitments — Property, Plant and Equipment

	Group		Bank
	2007	2006	2007	2006
	$M	$M	$M	$M

Commitments in respect of non-cancellable operating lease agreements due:
Not later than one year	313	298	284	258
Later than one year but not later than five years	778	732	697	610
Later than five years	264	255	236	214

Total Lease Commitments — Property, Plant and Equipment	1,355	1,285	1,217	1,082

	Group
	2007	2006
	$M	$M

Group’s share of lease commitments of associated entities due:
No later than one year	2	3
Later than one year but not later than five years	3	3
Later than five years	3	2

Total Lease Commitments — Property, Plant and Equipment	8	8

Lease Arrangements
Leases entered into by the Group are for the purpose of accommodating the business needs. Leases may be over retail, commercial, industrial and residential premises and reflect the needs of the occupying business and market conditions. All leases are negotiated using either internal or external professional property resources acting for the Group.
Rental payments are determined in terms of relevant lease requirements, usually reflecting market rentals.
The Group as lessee has no purchase options over premises occupied. In a small number of cases, the Group as lessee has a right of first refusal if the premises are to be sold.
There are no restrictions imposed on the Group’s lease of space other than those forming part of the negotiated lease arrangements for each specific premise.
184     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 42 Contingent Liabilities, Assets and Commitments
The Group is involved in a range of transactions that give rise to contingent and/or future liabilities which are distinct from transactions and other events that result in the recognition of liabilities. These transactions meet the financing requirements of customers and include endorsed bills of exchange, letters of credit, guarantees and commitments to provide credit. For further details on these items refer Note 1 (gg).
These transactions combine varying levels of credit, interest rate, foreign exchange and liquidity risk. In accordance with Bank policy, exposure to any of these transactions is not carried at a level that would have a material adverse effect on the financial condition of the Bank and its controlled entities.
Details of contingent liabilities and off-balance sheet business are:

			Group
	Face Value		Credit Equivalent
	2007	2006	2007	2006
	$M	$M	$M	$M

Credit risk related instruments
Guarantees	2,851	2,592	2,851	2,592
Standby letters of credit	335	342	335	342
Bill endorsements	84	230	84	230
Documentary letters of credit	87	613	17	123
Performance related contingents	2,046	1,753	1,023	876
Commitments to provide credit	85,431	82,162	16,888	16,135
Other commitments	10,888	8,048	960	1,179

Total Credit Risk Related Instruments	101,722	95,740	22,158	21,477

Guarantees represent unconditional undertakings by the Group to support the obligations of its customers to third parties.
Standby letters of credit are undertakings by the Group to pay, against production of documents, an obligation in the event of a default by a customer.
Bill endorsements relate to bills of exchange that have been endorsed by the Group and represent liabilities in the event of default by the acceptor and the drawer of the bill.
Documentary letters of credit represent an undertaking to pay or accept drafts drawn by an overseas supplier of goods against production of documents in the event of payment default by a customer.
Performance related contingents involve undertakings by the Group to pay third parties if a customer fails to fulfil a contractual non-monetary obligation.
Commitments to provide credit include all obligations on the part of the Group to provide credit facilities. These credit facilities are both fixed and variable.
Fixed rate or fixed spread commitments extended to customers that allow net settlement of the change in value of the commitment are written options and are recorded at fair value (Refer to Note 11).
Other commitments include the Group’s obligations under sale and repurchase agreements, outright forward purchases and forward deposits and underwriting facilities. Other commitments also include obligations not already disclosed above to extend credit, that are irrevocable because they cannot be withdrawn at the discretion of the Bank without the risk of incurring significant penalty or expense. In addition commitments to purchase or sell loans are included in other commitments.
The transactions are categorised and credit equivalents calculated under APRA guidelines for the risk based measurement of capital adequacy. The credit equivalent amounts are a measure of the potential loss to the Group in the event of non-performance by the counterparty.
The credit equivalent exposure from direct credit substitutes (guarantees, standby letters of credit and bill endorsements) is the face value of the transaction, whereas the credit equivalent exposure to documentary letters of credit and performance related contingents is 20% and 50% respectively of the face value. The exposure to commitments to provide credit is calculated by applying given credit conversion factors to the face value to reflect the duration, the nature and the certainty of the contractual undertaking to provide the facility. The amounts reflected assume that the amounts may be fully advanced. The contractual amount of these instruments is the maximum amount at risk if the customer fails to meet its obligations. The risk is similar to the risk involved in extending loan facilities.
As the potential loss depends on the performance of a counterparty, the Group utilises the same credit policies and assessment criteria for off-balance sheet business as it does for on-balance sheet business and if it is deemed necessary, collateral is obtained based on management’s credit evaluation of the counterparty. If a probable loss is identified, suitable provisions are raised.
Contingent Assets
The credit risk related contingent liabilities of $101,722 million (2006: $95,740 million) detailed above also represent contingent assets of the Group. Such commitments to provide credit may in the normal course convert to loans and other assets of the Group.
Litigation
The Bank is aware of a claim against a subsidiary that has been filed in court, but not served, relating to amendments to a superannuation plan made in 1990. The Bank does not believe, on the information presently available to it, that the claim has merit or that it will be material.
Neither the Bank nor any of its controlled entities is engaged in any litigation or claim which is likely to have a materially adverse effect on the business, financial condition or operating results of the Bank or any of its controlled entities. Where some loss is probable and can be reliably estimated an appropriate provision has been made.
Commonwealth Bank of Australia Annual Report 2007     185

Notes to the Financial Statements
Note 42 Contingent Liabilities, Assets and Commitments (continued)
Fiduciary Activities
The Group and its associated entities conduct investment management and other fiduciary activities as responsible entity, trustee, custodian or manager for numerous investment funds and trusts, including superannuation and approved deposit funds, wholesale and retail trusts.
The amounts of funds concerned that are not reported in the Group’s Balance Sheet are as follows:

	2007	2006
	$M	$M

Funds under Administration
Australia	115,954	99,000
United Kingdom	20,036	15,526
New Zealand	11,349	9,353
Asia	9,918	6,842

Total	157,257	130,721

Certain entities within the Group act as responsible entity or trustee of virtually all managed investment schemes (“schemes”), wholesale and retail trusts (“trusts”) managed by the Group in Australia, the United Kingdom and New Zealand. The above Funds under Administration do not include on balance sheet investments and policyholder liabilities held in the statutory funds of the life insurance business (refer to Note 10) where an entity within the Group may act as a trustee. Where entities within the Group act as responsible entity of managed investment schemes, obligations may exist under the relevant Constitutions whereby upon request from a scheme member, the responsible entity has an obligation to redeem units from the assets of those schemes. Liabilities are incurred by these entities in their capacity as responsible entity or trustee. Rights of Indemnity are held against the schemes and trusts whose assets exceeded their liabilities at 30 June 2007. The Bank does not provide a general guarantee of the performance or obligations of its subsidiaries.
Long Term Contracts
On 30 June 2006, the Bank entered into a six year contract with EDS (Australia) Pty Ltd, relating to the provision of Information Technology Services. The contract was signed on 30 June 2006 and was effective from 1 July 2006.
In 1997, the Bank entered into a 10 year contract with EDS (Australia) Pty Ltd, relating to the provision of Information Technology Services. This arrangement is in place for remaining services and has been extended until 28 May 2008.
In 2000, the Bank entered into a five year agreement with TCNZ Australia Pty Ltd (TCNZA) for the provision of telecommunications services. In late 2005, the Bank entered into two separate agreements with TCNZA for the provision of Network Perimeter Security Services from 1 January 2006 until 1 January 2008 as well as Data Communications Services effective from 1 September 2005 until 1 September 2008. The remainder of telecommunication services, with the exception of Eftpos, Remote Access Services and Mobile Telephony services currently provided under the Telecommunications Services Agreement by TCNZA to the Bank, were extended until 1 September 2008. In May 2007 the Bank and TCNZA further extended the agreement for these services due to expire on 1 September 2008 to 28 February 2009.
In 2004, the Bank entered into an agreement with Optus Pty Ltd for the provision of Eftpos Telecommunications Services from 21 October 2004 until 21 October 2007. In March 2007 the Bank and Optus extended this agreement until 31 August 2008. In 2006 the Bank and Optus entered into an agreement for the provision of Mobile Telephony services until 2009.
In 2005, the Bank entered into an agreement with Telstra Corporation Pty Ltd for the provision of Remote Access Services from 14 July 2005 until 14 July 2008.
Failure to Settle Risk
The Bank is subject to a credit risk exposure in the event that another financial institution fails to settle for its payments clearing activities, in accordance with the regulations and procedures of the following clearing systems of the Australian Payments Clearing Association Limited: The Australian Paper Clearing System (“Clearing Stream One”), The Bulk Electronic Clearing System (“Clearing Stream Two”), The Consumer Electronic Clearing System (“Clearing Stream Three”) and the High Value Clearing System (“Clearing Stream Four”, only if operating in “bypass mode”). This credit risk exposure is unquantifiable in advance, but is well understood, and is extinguished upon settlement at 9am each business day.
Service Agreements
The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other Group Key Management Personnel at 30 June 2007 was $5.1 million (2006: $6.3 million).
186     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 42 Contingent Liabilities, Assets and Commitments (continued)
Collateral
The Group has secured liabilities of $5,516 million ($2,354 million in 2006). The table below sets out the assets pledged to secure these liabilities.

	Group			Bank
	2007	2006		2007	2006
Assets pledged	$M	$M		$M	$M

Cash	2,069	1,633	(1)	2,069	1,633
Assets at fair value through Income Statement	3,525	1,192		3,525	1,192
Available-for-sale investments	—	58		—	58

Assets pledged	5,594	2,883		5,594	2,883

Thereof can be repledged or resold by counterparty	3,525	1,192		3,525	1,192

(1)	These balances include assets sold under repurchase agreements. The liabilities related to these repurchase agreements are disclosed in Note 23.

	Group		Bank
	2007	2006	2007	2006
Collateral held	$M	$M	$M	$M

Cash	379	312	379	312
Assets at fair value through Income Statement	3,271	2,334	3,271	2,334

Collateral held	3,650	2,646	3,650	2,646

Note 43 Market Risk
The Group in its daily operations is exposed to a number of market risks. Market risk relates to the risk that market rates and prices will change and that this will have an adverse affect on the profitability and/or net worth of the Group, e.g. an adverse interest rate movement. Market risk also includes the operational risks of market access for funding and liquidity.
Under the authority of the Board of Directors, the Risk Committee of the Board ensures that all the market risk exposure is consistent with the business strategy and within the risk tolerance of the Group. Regular market risk reports are tabled before the Risk Committee of the Board.
Within the Group, market risk is greatest in the Balance Sheets of the Banking and Insurance businesses. Market risk also arises in the course of its intermediation activities in financial services and in financial markets trading.
Market Risk in Balance Sheet Management
The Risk Committee of the Board approves the Bank’s Balance Sheet market risk policies and limits. Implementation of the policy is delegated to the Group Executives of the associated business units with senior management oversight by the Group’s Asset and Liability Committee.
For Bank Balance Sheets, market risk includes liquidity risks, funding risks, interest rate risk and foreign exchange risk. On life and general insurance Balance Sheets, market risk is part of the principal means by which long term liabilities are actuarially managed. In this sense and in contrast to Banking, market risk is structural for these businesses.
Liquidity risk
Balance Sheet liquidity risk is the risk of being unable to meet financial obligations as they fall due. The Group manages liquidity requirements by currency and by geographical location of its operations. Subsidiaries are also included in the Group’s liquidity policy framework.
Liquidity policies are in place to manage liquidity in a day-to-day sense, and also under crisis scenarios.
Under current APRA Prudential Standards, each bank is required to develop a liquidity management strategy that is appropriate for itself, based on its size and nature of operations. The objectives of the Group’s funding and liquidity policies are to:
•	Ensure all financial obligations are met when due;
•	Provide adequate protection, even under crisis scenarios, at lowest cost; and
•	Achieve sustainable, lowest-cost funding within the limitations of funding diversification requirements.
Funding risk
Funding risk is the risk of over-reliance on a funding source to the extent that a change in that funding source could increase overall funding costs or cause difficulty in raising funds. The funding requirements are integrated into the Group’s liquidity and funding policy with its aim to assure the Group has a stable diversified funding base without over-reliance on any one market sector.
Domestically, the Group continues to obtain a large portion of its AUD funding from a stable retail deposit base, which has a lower interest cost than wholesale funds. The relative size of the Group’s retail base has enabled it to source funds at a lower than average rate of interest than the other major Australian banks. Funding diversification is particularly important in offshore markets where the absence of any “natural” offshore funding base means the Group is principally reliant on wholesale money market and capital market sources for funding. The Group has imposed internal prudential constraints on the relative mix of offshore sources of funds.
Commonwealth Bank of Australia Annual Report 2007     187

Notes to the Financial Statements
Note 43 Market Risk (continued)
The following table outlines the range of financial instruments used by the Group to raise deposits and borrowings, both within Australia and overseas. Funds are raised from well-diversified sources and there are no material concentrations in these categories.

	Group
	2007	2006
Market Risk	$M	$M

Australia
Cheque accounts	43,795	31,962
Savings accounts	32,862	32,070
Term deposits	50,888	43,210
Cash management accounts	23,999	23,387
Debt issues	70,944	65,426
Bank acceptances	18,721	18,310
Certificates of deposits	20,165	18,185
Life insurance policy liabilities	19,078	20,001
Loan capital	9,195	8,887
Securities sold under agreements to repurchase and short sales	3,323	1,380
Liabilities at fair value through Income Statement	4,133	1,948
Managed funds units on issue	310	1,109
Other	4,208	3,354

Total Australia	301,621	269,229

Overseas
Deposits and interbank	38,528	30,863
Commercial paper	9,108	7,710
Life insurance policy liabilities	2,535	2,224
Other debt issues	5,438	5,455
Loan capital	805	1,008
Liabilities at fair value through Income Statement	15,298	11,863

Total Overseas	71,712	59,123

Total Funding Sources	373,333	328,352

Provisions and other liabilities	27,362	19,408

Total Liabilities	400,695	347,760

188     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 43 Market Risk (continued)
Interest rate risk (Banking)
Interest rate risk in the Group Balance Sheet arises from the potential for a change in interest rates to change the expected net interest earnings, in the current reporting period and in future years. Similarly, interest rate risk also arises from the potential for a change in interest rates to cause a fluctuation in the fair value of the financial instruments. Interest rate risk arises from the structure and characteristics of the Group’s assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities. The objective is to manage the interest rate risk to achieve stable and sustainable net interest earnings in the long term.
The Group measures and manages Balance Sheet interest rate risk from two perspectives:
(a) Next 12 months’ earnings
The risk to the net interest earnings over the next 12 months for a change in interest rates is measured on a monthly basis. Risk is measured assuming an immediate 1% parallel movement in interest rates across the whole yield curve as well as other interest rate scenarios with variations in size and timing of interest rate movements. Potential variations in net interest earnings are measured using a simulation model that takes into account the projected change in Balance Sheet asset and liability levels and mix. Assets and liabilities with pricing directly based on market rates are repriced based on the full extent of the rate shock that is applied. Risk on the other assets and liabilities (those priced at the discretion of the Group) is measured by taking into account both the manner the products have repriced in the past as well as the expected change in price based on the current competitive market environment.
The figures in the following table represent the potential unfavourable change to net interest earnings during the year (expressed as a percentage of expected net interest earnings in the next 12 months) based on a 1% parallel rate shock (increase) and the expected unfavourable net change in price of assets and liabilities held for purposes other than trading.

(expressed as a percentage of	2007	2006
expected next 12 months’ earnings)%		%

Average monthly exposure	1.3	1.1
High month exposure	2.2	2.1
Low month exposure	0.4	0.2

(b) Economic value
Some of the Group’s assets and liabilities have interest rate risk that is not fully captured within a measure of risk to the next 12 months earnings. To measure this longer-term sensitivity, the Group utilises an economic Value-at-Risk (“VaR”) analysis. This analysis measures the potential change in the net present value of cash flows of assets and liabilities. Cash flows for fixed rate products are included on a contractual basis, after adjustment for forecast prepayment activities. Cash flows for products repriced at the discretion of the Group are based on the expected repricing characteristics of those products.
The total cash flows are revalued under a range of possible interest rate scenarios using the VaR methodology. The interest rate scenarios are based on actual interest rate movements that have occurred over one year and five year historical observation periods. The measured VaR exposure is an estimate to a 97.5% confidence level (one-tail) of the potential loss that could occur if the Balance Sheet positions were to be held unchanged for a one month holding period. For example, VaR exposure of $1 million means that in 97.5 cases out of 100, the expected net present value will not decrease by more than $1 million given the historical movement in interest rates.
The figures in the following table represent the net present value of the expected change in future earnings in all future periods for the remaining term of all existing assets and liabilities held for hedging purposes.

	2007	2006
	$M	$M

Exposure as at 30 June	39	117
Average monthly exposure	60	53
High month exposure	130	127
Low month exposure	8	7

Commonwealth Bank of Australia Annual Report 2007     189

Notes to the Financial Statements
Note 43 Market Risk (continued)
The following table represents the Group’s contractual interest rate sensitivity for repricing mismatches as at 30 June 2007 and corresponding weighted average effective interest rates. The net mismatch represents the net value of assets, liabilities and off-balance sheet instruments that may be repriced in the time periods shown.
All assets and liabilities are shown according to contractual repricing dates. Options are shown in the mismatch report using the delta equivalents of the option face values.
Interest Rate Risk Sensitivity

	Repricing Period at 30 June 2007
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Australia
Assets
Cash and liquid assets	5,984	5,173	2	—	—	—	—	809	5.44
Receivables due from other financial institutions	2,809	2,375	288	33	—	—	—	113	4.78
Assets at fair value through Income Statement:
Trading	19,011	18,935	50	—	—	—	—	26	5.64
Insurance	20,820	—	2,801	112	169	3,403	3,492	10,843	6.94
Other	423	401	—	—	—	22	—	—	6.42
Derivative assets	8,974	—	—	—	—	—	—	8,974	—
Available-for-sale investments	5,445	569	392	348	392	2,273	683	788	6.44
Loans, advances and other receivables	246,565	154,463	15,785	6,930	14,298	52,217	3,813	(941)	7.43
Bank acceptances of customers	18,721	—	—	—	—	—	—	18,721	—
Investment property	—	—	—	—	—	—	—	—	—
Property, plant and equipment	1,229	—	—	—	—	—	—	1,229	—
Investment in associates	836	—	—	—	—	—	—	836	—
Intangible assets	7,254	—	—	—	—	—	—	7,254	—
Deferred tax assets	771	—	—	—	—	—	—	771	—
Other assets	5,982	—	—	—	—	—	—	5,982	—
Assets held for sale	303	—	—	—	—	—	—	303	—

Total Assets	345,127	181,916	19,318	7,423	14,859	57,915	7,988	55,708	(3)

Liabilities
Deposits and other public borrowings	175,032	116,046	23,700	14,529	11,927	1,644	524	6,662	5.71
Payables due to other financial institutions	4,208	3,681	120	111	296	—	—	—	5.59
Liabilities at fair value through Income Statement	4,133	3,856	—	68	37	150	22	—	6.21
Derivative liabilities	13,140	—	—	—	—	—	—	13,140	—
Bank acceptances	18,721	—	—	—	—	—	—	18,721	—
Current tax liabilities	866	—	—	—	—	—	—	866	—
Deferred tax liabilities	1,181	—	—	—	—	—	—	1,181	—
Other provisions	842	—	—	—	—	—	—	842	—
Insurance policy liabilities	19,079	—	—	—	—	—	—	19,079 (1)	—
Debt issues	70,944	11,357	20,771	5,304	6,818	18,503	8,191	—	6.33
Managed funds units on issue	310	—	—	—	—	—	—	310	—
Bills payable and other liabilities	7,295	—	—	—	—	—	—	7,295	—

	315,751	134,940	44,591	20,012	19,078	20,297	8,737	68,096	—

Loan capital	9,195	525	3,892	119	—	1,307	3,352	—	5.88

Total Liabilities	324,946	135,465	48,483	20,131	19,078	21,604	12,089	68,096	(3)

Shareholders’ Equity
Share capital and other equity	23,536	—	—	—	—	—	—	23,536	—
Minority interests	7	—	—	—	—	—	—	7	—

Total Shareholders’ Equity	23,543	—	—	—	—	—	—	23,543	—

Derivatives	(2)	13,671	(7,646)	(14,440)	12,238	(3,331)	(492)		(3)

Net Mismatch	(2)	60,122	(36,811)	(27,148)	8,019	32,980	(4,593)	(35,931)	(3)
Cumulative Mismatch	(2)	60,122	23,311	(3,837)	4,182	37,162	32,569	(3,362)	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No Balance Sheet amount applicable.

(3)	No rate applicable.
190     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 43 Market Risk (continued)
Interest Rate Risk Sensitivity

	Repricing Period at 30 June 2007
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Overseas
Assets
Cash and liquid assets	4,124	3,681	358	41	8	—	—	36	6.96
Receivables due from other financial institutions	2,686	734	979	82	—	—	26	865	5.21
Assets at fair value through Income Statement:
Trading	2,458	390	1,296	153	132	367	120	—	7.58
Insurance	2,699	1,043	1	1	—	26	72	1,556	2.33
Other	3,650	426	2,520	74	333	253	23	21	7.50
Derivative assets	3,769	—	—	—	—	—	—	3,769	—
Available-for-sale investments	4,227	480	2,025	714	580	417	8	3	5.39
Loans, advances and other receivables	53,214	16,674	6,842	3,893	5,348	19,583	967	(93)	7.96
Property, plant and equipment	207	—	—	—	—	—	—	207	—
Investment in associates	—	—	—	—	—	—	—	—	—
Intangible assets	581	—	—	—	—	—	—	581	—
Deferred tax assets	151	—	—	—	—	—	—	151	—
Other assets	1,175	—	—	—	—	—	—	1,175	—
Assets held for sale	1,071	—	—	—	—	—	306	765	10.00

Total Assets	80,012	23,428	14,021	4,958	6,401	20,646	1,522	9,036	(3)

Liabilities
Deposits and other public borrowings	28,350	16,174	4,126	2,992	2,307	933	—	1,818	6.51
Payables due to other financial institutions	10,178	7,895	1,292	572	419	—	—	—	4.75
Liabilities at fair value through Income Statement	15,298	95	9,297	1,577	1,199	3,120	10	—	5.69
Derivative liabilities	3,540	—	—	—	—	—	—	3,540	—
Current tax liabilities	16	—	—	—	—	—	—	16	—
Deferred tax liabilities	395	—	—	—	—	—	—	395	—
Other provisions	36	—	—	—	—	—	—	36	—
Insurance policy liabilities	2,534	—	—	—	—	—	—	2,534 (1)	—
Debt issues	14,546	872	3,225	1,297	7,872	1,280	—	—	5.30
Bills payable and other liabilities	51	—	—	—	—	—	—	51	—

	74,944	25,036	17,940	6,438	11,797	5,333	10	8,390	—

Loan capital	805	—	—	—	—	182	623	—	5.73

Total Liabilities	75,749	25,036	17,940	6,438	11,797	5,515	633	8,390	(3)

Shareholders’ Equity
Share capital and other equity	396	—	—	—	—	—	—	396	—
Minority interests	505	—	—	—	—	—	—	505	—

Total Shareholders’ Equity	901	—	—	—	—	—	—	901	—

Derivatives	(2)	(1,857)	19,777	32	(2,668)	(16,801)	1,517		(3)

Net Mismatch	(2)	(3,465)	15,858	(1,448)	(8,064)	(1,670)	2,406	(255)	(3)
Cumulative Mismatch	(2)	(3,465)	14,393	10,945	2,881	1,211	3,617	3,362	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No Balance Sheet amount applicable.

(3)	No rate applicable.
Commonwealth Bank of Australia Annual Report 2007     191

Notes to the Financial Statements
Note 43 Market Risk (continued)
Interest Rate Risk Sensitivity

	Repricing Period at 30 June 2006
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Australia
Assets
Cash and liquid assets	4,393	3,413	—	—	—	—	—	980	5.05
Receivables due from other financial institutions	3,191	2,348	687	37	—	—	—	119	5.31
Assets at fair value through Income Statement:
Trading	12,832	12,763	50	—	—	—	—	19	6.17
Insurance	22,091	660	333	1,800	102	2,099	1,777	15,320	6.28
Other	394	343	38	—	13	—	—	—	6.20
Derivative assets	6,924	—	—	—	—	—	—	6,924	—
Available-for-sale investments	6,011	1,657	385	369	193	2,453	340	614	7.41
Loans, advances and other receivables	217,054	140,016	16,557	6,677	13,371	38,294	3,204	(1,065)	7.14
Bank acceptances of customers	18,310	—	—	—	—	—	—	18,310	—
Investment property	258	—	—	—	—	—	—	258	—
Property, plant and equipment	1,156	—	—	—	—	—	—	1,156	—
Investment in associates	178	—	—	—	—	—	—	178	—
Intangible assets	7,057	—	—	—	—	—	—	7,057	—
Deferred tax assets	610	—	—	—	—	—	—	610	—
Other assets	4,270	—	—	—	—	—	—	4,270	—
Assets held for sale	1	—	—	—	—	—	—	1	—

Total Assets	304,730	161,200	18,050	8,883	13,679	42,846	5,321	54,751	(3)

Liabilities
Deposits and other public borrowings	150,194	102,755	19,413	11,508	8,611	1,924	111	5,872	4.53
Payables due to other financial institutions	3,354	2,967	161	215	6	5	—	—	4.70
Liabilities at fair value through Income Statement	1,948	1,948	—	—	—	—	—	—	5.52
Derivative liabilities	8,557	—	—	—	—	—	—	8,557	—
Bank acceptances	18,310	—	—	—	—	—	—	18,310	—
Current tax liabilities	368	—	—	—	—	—	—	368	—
Deferred tax liabilities	1,234	—	—	—	—	—	—	1,234	—
Other provisions	794	—	—	—	—	—	—	794	—
Insurance policy liabilities	20,001	—	—	—	—	—	—	20,001 (1)	—
Debt issues	65,426	10,562	25,766	7,791	2,457	14,854	3,938	58	5.99
Managed funds units on issue	1,109	—	—	—	—	—	—	1,109	—
Bills payable and other liabilities	5,156	—	—	—	—	—	—	5,156	—

	276,451	118,232	45,340	19,514	11,074	16,783	4,049	61,459

Loan capital	8,887	1,093	2,484	628	—	1,266	3,416	—	5.22

Total Liabilities	285,338	119,325	47,824	20,142	11,074	18,049	7,465	61,459	(3)

Shareholders’ Equity
Share capital and other equity	19,782	—	—	—	—	—	—	19,782	—
Minority interests	3	—	—	—	—	—	—	3	—

Total Shareholders’ Equity	19,785	—	—	—	—	—	—	19,785	—

Derivatives	(2)	2,827	(25,735)	9,069	11,447	1,378	1,014	—	(3)

Net Mismatch	(2)	44,702	(55,509)	(2,190)	14,052	26,175	(1,130)	(26,493)	(3)
Cumulative Mismatch	(2)	44,702	(10,807)	(12,997)	1,055	27,230	26,100	(393)	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No Balance Sheet amount applicable.

(3)	No rate applicable.
192     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 43 Market Risk (continued)
Interest Rate Risk Sensitivity

	Repricing Period at 30 June 2006
	Balance							Not	Weighted
	Sheet	0 to 1	1 to 3	3 to 6	6 to 12	1 to 5	Over 5	Interest	Average
	Total	month	months	months	months	years	years	Bearing	Rate
	$M	$M	$M	$M	$M	$M	$M	$M	%

Overseas
Assets
Cash and liquid assets	1,475	1,367	67	9	—	—	—	32	1.64
Receivables due from other financial institutions	3,916	3,112	445	157	—	7	28	167	3.64
Assets at fair value through Income Statement:
Trading	2,926	467	1,470	513	10	299	166	1	6.20
Insurance	2,346	832	1	3	1	17	23	1,469	2.09
Other	1,813	814	911	26	8	9	—	45	7.42
Derivative assets	2,751	—	—	—	—	—	—	2,751	—
Available-for-sale investments	5,192	471	2,493	1,172	352	684	21	(1)	4.73
Loans, advances and other receivables	42,122	10,102	5,812	5,433	4,981	15,446	419	(71)	7.37
Property, plant and equipment	157	—	—	—	—	—	—	157	—
Investment in associates	12	—	—	—	—	—	—	12	—
Intangible assets	752	—	—	—	—	—	—	752	—
Deferred tax assets	40	—	—	—	—	—	—	40	—
Other assets	871	—	—	—	—	—	—	871	—
Assets held for sale	—	—	—	—	—	—	—	—	—

Total Assets	64,373	17,165	11,199	7,313	5,352	16,462	657	6,225	(3)

Liabilities
Deposits and other public borrowings	23,033	10,694	6,937	2,567	1,015	651	3	1,166	5.69
Payables due to other financial institutions	7,830	5,144	1,018	283	178	322	—	885	3.69
Liabilities at fair value through Income Statement	11,863	5,541	3,993	1,271	406	641	11	—	4.83
Derivative liabilities	2,263	—	—	—	—	—	—	2,263	—
Current tax liabilities	10	—	—	—	—	—	—	10	—
Deferred tax liabilities	102	—	—	—	—	—	—	102	—
Other provisions	27	—	—	—	—	—	—	27	—
Insurance policy liabilities	2,224	—	—	—	—	—	—	2,224 (1)	—
Debt issues	13,165	4,767	4,093	69	136	4,100	—	—	5.22
Bills payable and other liabilities	897	—	—	—	—	—	—	897	—

	61,414	26,146	16,041	4,190	1,735	5,714	14	7,574

Loan capital	1,008	—	—	—	—	253	740	15	3.96

Total Liabilities	62,422	26,146	16,041	4,190	1,735	5,967	754	7,589	(3)

Shareholders’ Equity
Share capital and other equity	1,053	—	—	—	—	—	—	1,053	—
Minority interests	505	—	—	—	—	—	—	505	—

Total Shareholders’ Equity	1,558	—	—	—	—	—	—	1,558	—

Derivatives	(2)	5,632	12,782	(2,464)	(3,650)	(11,806)	(494)	—	(3)

Net Mismatch	(2)	(3,349)	7,940	659	(33)	(1,311)	(591)	(2,922)	(3)
Cumulative Mismatch	(2)	(3,349)	4,591	5,250	5,217	3,906	3,315	393	(3)

(1)	Technically, the insurance policy liabilities are not interest bearing, but the amount of the liability may change in line with changes in interest rates. This is particularly so with investment linked policies.

(2)	No Balance Sheet amount applicable.

(3)	No rate applicable.
Commonwealth Bank of Australia Annual Report 2007     193

Notes to the Financial Statements
Note 43 Market Risk (continued)

	Exchange Rate		Interest Rate
	Related Contracts		Related Contracts		Total
	2007	2006	2007	2006	2007	2006
	$M	$M	$M	$M	$M	$M

Within 6 months	39	—	10	6	49	6
Within 6 months – 1 year	—	—	228	7	228	7
Within 1 – 2 years	—	—	123	55	123	55
Within 2 – 5 years	—	—	199	(10)	199	(10)
After 5 years	—	—	38	30	38	30

Net deferred gains (1)	39	—	598	88	637	88

(1)	Following the adoption of AASB 132 and AASB 139 at 1 July 2005 all derivatives including hedging derivatives are now at fair value on the Balance Sheet. For further details refer to Note 11. The above data reflects those hedge derivatives classified as Cash Flow hedges which have been deferred into the Cash Flow Hedge Reserve.
Foreign exchange risk
Foreign exchange risk is the risk to earnings and value caused by a change in foreign exchange rates. The Group principally hedges Balance Sheet foreign exchange risks except for long term investments in offshore subsidiaries.
Market Risk in Financial Services
Market risk in the life insurance business arises from mismatches between asset returns and guaranteed liability returns on some policy changes (which may not be capable of being hedged through matching assets), adverse movements in market prices affecting fee income on investment-linked policies and from returns obtained from investing the Shareholders’ capital held in each life Company. As at 30 June 2007, Shareholders funds in the life insurance business are invested 78% in income assets (cash and fixed interest) and 22% in growth assets (shares and property) with the asset mix varying from Company to Company. Policyholder funds are invested to meet policyholder reasonable expectations without putting the Shareholder at undue risk.
The Group provides operating leases to customers on equipment such as motor vehicles, computers and industrial equipment. Residual value risk is the risk that the amount recouped by selling the equipment at lease expiry will be less than the residual value of the lease. In managing this risk the Group utilises policies, limits, controls and industry experts to ensure that the residual value of equipment is prudently estimated at the start of the lease and the Group realises the maximum value of the equipment at lease expiry.
Market Risk in Financial Markets Trading
The Group trades and distributes financial markets products and provides risk management services to clients on a global basis.
The objectives of the Group’s financial markets activities are to:
•	Provide risk management products and services to customers;
•	Efficiently assist in managing the Group’s own market risks; and
•	Conduct profitable trading within a controlled framework, leveraging off the Group’s market presence and expertise.
The Group maintains access to markets by quoting bid and offer prices with other market makers and carries an inventory of treasury and capital market instruments, including a broad range of securities and derivatives.
In foreign exchange, the Group is a participant in all major currencies and is a major participant in the Australian dollar market, providing services for central banks, institutional, corporate and retail customers. Positions are also taken in the interest rate, debt, equity and commodity markets based on views of future market movements.
Income is earned from spreads achieved through market making and from taking market risk. All trading positions are valued at fair value and taken to profit and loss on a mark to market basis. Trading profits also take account of interest, dividends and funding costs relating to trading activities. Market liquidity risk is controlled by concentrating trading activity in highly liquid markets.
Assets at fair value through Income Statement — Trading are further detailed in Note 10. Note 2 details Financial Markets Trading Income contribution to the income of the Group. In addition, this contribution provides important diversification benefits to the Group.
194     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 43 Market Risk (continued)
The following table details the Group’s outstanding derivative contracts as at the end of the year. Each derivative type is split between those held for “Trading” purposes, those held for “Hedging” purposes, and “Other” derivatives. Derivatives classified as “Hedging” are transactions entered into in order to manage the risks arising from non traded assets, liabilities and commitments in Australia and offshore centres. Other derivatives are those held in relation to a portfolio designated at fair value through Income Statement.
The “Face Value” is the notional or contractual amount of the derivatives. This amount is not necessarily exchanged and predominantly acts as a reference value upon which interest payments and net settlements can be calculated and on which revaluation is based.
The “Credit Equivalent” is calculated using a standard APRA formula and is disclosed for each product class. This amount is a measure of the on-balance sheet loan equivalent of the derivative contracts, which includes a specified percentage of the face value of each contract plus the market value of all contracts with an unrealised gain at balance date. The Credit Equivalent does not take into account any benefits of netting exposures to individual counterparties.
The accounting policy for derivative financial instruments is set out in Note 1 (ff).

			Group
	Face Value		Credit Equivalent
	2007	2006	2007	2006
	$M	$M	$M	$M

Derivatives
Exchange rate related contracts
Forwards
Trading	287,107	247,862	4,563	4,314
Hedging	1,285	1,253	1	16
Other derivatives	8,374	6,802	159	242

Total Forwards	296,766	255,917	4,723	4,572

Swaps
Trading	130,962	104,942	5,121	2,730
Hedging	14,193	16,231	1,327	330
Other derivatives	7,834	5,838	304	334

Total Swaps	152,989	127,011	6,752	3,394

Futures
Trading	—	8,063	—	—
Hedging	—	—	—	—
Other derivatives	—	—	—	—

Total Futures	—	8,063	—	—

Options purchased and sold
Trading	57,220	17,051	822	240
Hedging	—	101	—	3
Other derivatives	164	252	4	8

Total Options Purchased and Sold	57,384	17,404	826	251

Total Exchange Rate Related Contracts	507,139	408,395	12,301	8,217

Commonwealth Bank of Australia Annual Report 2007     195

Notes to the Financial Statements
Note 43 Market Risk (continued)

			Group
	Face Value		Credit Equivalent
	2007	2006	2007	2006
	$M	$M	$M	$M

Interest rate related contracts
Forwards
Trading	6,956	64,865	32	19
Other derivatives	5,673	7,691	2	2

Total Forwards	12,629	72,556	34	21

Swaps
Trading	433,693	404,493	6,159	4,031
Hedging	105,724	95,321	1,583	283
Other derivatives	29,802	8,069	370	67

Total Swaps	569,219	507,883	8,112	4,381

Futures
Trading	142,487	83,075	78	—
Hedging	—	1,500	—	—
Other derivatives	5,313	1,916	—	—

Total Futures	147,800	86,491	78	—

Options purchased and sold
Trading	46,036	34,899	418	238
Hedging	—	—	—	—
Other derivatives	1,445	627	5	2

Total Options Purchased and Sold	47,481	35,526	423	240

Total Interest Rate Related Contracts	777,129	702,456	8,647	4,642

Credit risk related contracts
Swaps
Trading	5,928	3,073	488	263
Other derivatives	—	275	—	—

Total Swaps	5,928	3,348	488	263

Total Credit Risk Related Contracts	5,928	3,348	488	263

Equity risk related contracts
Swaps
Trading	381	—	44	—
Hedging	292	159	18	3

Total Swaps	673	159	62	3

Options purchased and sold
Hedging	—	—	—	—
Other derivatives	21	171	2	19

Total Options Purchased and Sold	21	171	2	19

Total Equity Risk Related Contracts	694	330	64	22

Commodity contracts
Forwards
Other derivatives	—	5	—	1

Total Forwards	—	5	—	1

Swaps
Trading	2,506	2,944	642	563
Hedging	1	47	—	1

Total Swaps	2,507	2,991	642	564

Options purchased and sold
Trading	2,408	1,522	203	152

Total Options Purchased and Sold	2,408	1,522	203	152

Total Commodity Contracts	4,915	4,518	845	717

Total Embedded Derivatives	148	—	2	—

Total Derivative Exposures	1,295,953	1,119,047	22,347	13,861

196     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 44 Retirement Benefit Obligations

Date of Last Actuarial
Name of Plan	Type	Form of Benefit	Assessment of the Fund

Officers’ Superannuation Fund	Defined Benefits (1) and	Indexed pension and
(“OSF”)	Accumulation	lump sum	30 June 2006
Commonwealth Bank of Australia (UK) Staff Benefits Scheme (“CBA(UK)SBS”)	Defined Benefits (1) and Accumulation	Indexed pension and lump sum	1 July 2005 (2)

(1)	The defined benefit formulae are generally comprised of final superannuation salary, or final average superannuation salary, and service.

(2)	An actuarial assessment of the CBA(UK)SBS at 1 July 2007 is currently in progress.
Contributions
Entities of the Group contribute to the plans listed in the above table in accordance with the Trust Deeds following the receipt of actuarial advice.
With the exception of contributions corresponding to salary sacrifice benefits, the Bank ceased contributions to the OSF from 8 July 1994. Further, the Bank ceased contributions to the OSF relating to salary sacrifice benefits from 1 July 1997.
An actuarial assessment of the OSF, as at 30 June 2006 was completed during the year ended 30 June 2007. In line with the actuarial advice contained in the assessment, the Bank does not intend to make contributions to the OSF until further consideration of the next actuarial assessment of the OSF as at 30 June 2009.
An actuarial assessment of the CBA(UK)SBS at 1 July 2005 revealed a deficit of GBP32 million (AUD 76 million at the 30 June 2007 exchange rate). Following from this assessment, the Bank agreed to contribute at the fund actuary’s recommended contribution rates. These rates included amounts to finance future accruals of defined benefits (contributions estimated at AUD 4 million per annum at the 30 June 2007 exchange rate) and additional contributions of GBP 3.24 million per annum (AUD 8 million per annum at the 30 June 2007 exchange rate) payable over 14 years to finance the fund deficit. An actuarial assessment of the CBA(UK)SBS at 1 July 2007 is currently in progress.
Funding Status of Defined Benefit Plans

		CBA(UK)
	OSF (1)	SBS (2)	Total
	$M	$M	$M

Net Market Value of Assets (3)	6,995	370	7,365
Present Value of Accrued Benefits (4)	4,899	425	5,324

Difference between Net Market Value of Assets And Present Value of Accrued Benefits	2,096	(55)	2,041
Differences as a percentage of plan assets (%)	30	(15)	28
Value of Vested Benefits (4)	4,899	420	5,319

(1)	The values for the OSF are the fund actuary’s estimates as at 31 March 2007.

(2)	The values for the CBA(UK)SBS are the fund actuary’s estimates as at 31 March 2007.

(3)	These values have been extracted from the fund Financial Statements as at 31 March 2007 (which are unaudited).

(4)	The Present Value of Accrued Benefits and Value of Vested Benefits for the OSF have been calculated in accordance with the Australian Accounting Standard AAS25 – Financial Reporting by Superannuation Plans. For the CBA(UK)SBS, the Present Value of Accrued Benefits and Value of Vested Benefits have been calculated in accordance with relevant UK actuarial standards and practices.
Commonwealth Bank of Australia Annual Report 2007     197

Notes to the Financial Statements
Note 44 Retirement Benefit Obligations (continued)
Defined Benefit Superannuation Plans
The amounts reported in the Balance Sheet are reconciled as follows:

	OSF		CBA(UK)SBS		Total
	2007	2006	2007	2006	2007	2006
	$M	$M	$M	$M	$M	$M

Present value of funded obligations	(3,094)	(3,388)	(401)	(430)	(3,495)	(3,818)
Fair value of plan assets	4,907	4,616	372	365	5,279	4,981

Total pension assets as at 30 June	1,813	1,228	(29)	(65)	1,784	1,163
Present value of unfunded obligations	—	—	—	—	—	—
Unrecognised past service cost	—	—	—	—	—	—
Unrecognised actuarial gains and (losses)	—	—	—	—	—	—

Asset/(liability) in Balance Sheet as at 30 June	1,813	1,228	(29)	(65)	1,784	1,163

Amounts in the Balance Sheet:
Liabilities (Note 30)	—	—	(29)	(65)	(29)	(65)
Assets (Note 21)	1,813	1,228	—	—	1,813	1,228

Net Asset	1,813	1,228	(29)	(65)	1,784	1,163

The amounts recognised in the Income Statement are as follows:
Current service cost	(30)	(39)	(5)	(5)	(35)	(44)
Interest cost	(188)	(173)	(21)	(21)	(209)	(194)
Expected return on plan assets	368	312	21	20	389	332
Past service cost	—	—	—	—	—	—
Employer financed benefits within Accumulation Division	(137)	(129)	—	—	(137)	(129)
Gains and (losses) on curtailment and settlements	—	—	—	—	—	—

Actuarial gains and (losses) recognised in Income Statement	—	—	—	—	—	—
Total included in defined benefit superannuation plan income/ (expense) (Note 2)	13	(29)	(5)	(6)	8	(35)

Actual Return on Plan Assets	650	668	19	22	669	690

Changes in the present value of the defined benefit obligation are as follows:

Opening defined benefit obligation	(3,388)	(3,593)	(430)	(408)	(3,818)	(4,001)
Current service cost	(27)	(36)	(5)	(5)	(32)	(41)
Interest cost	(188)	(173)	(21)	(21)	(209)	(194)
Member contributions	(13)	(14)	—	—	(13)	(14)
Actuarial gains and (losses)	290	184	22	12	312	196
(Losses) and gains on curtailments	—	—	—	—	—	—
Liabilities extinguished on settlements	—	—	—	—	—	—
Liabilities assumed in a business combination	—	—	—	—	—	—
Benefits paid	232	244	15	12	247	256
Exchange differences on foreign plans	—	—	18	(20)	18	(20)

Closing Defined Benefit Obligation	(3,094)	(3,388)	(401)	(430)	(3,495)	(3,818)

Changes in the fair value of plan assets are as follows:

Opening fair value of plan assets	4,616	4,310	365	329	4,981	4,639
Expected return	368	312	21	20	389	332
Experience gains and (losses)	282	356	(2)	2	280	358
Assets distributed on settlements	—	—	—	—	—	—
Total contributions	13	14	18	11	31	25
Assets acquired in a business combination	—	—	—	—	—	—
Exchange differences on foreign plans	—	—	(15)	15	(15)	15
Benefits and expenses paid	(235)	(247)	(15)	(12)	(250)	(259)
Employer financial benefits within Accumulation Division	(137)	(129)	—	—	(137)	(129)

Closing Fair Value of Plan Assets	4,907	4,616	372	365	5,279	4,981

198      Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 44 Retirement Benefit Obligations (continued)
Defined Benefit Superannuation Plans (continued)

	OSF		CBA(UK)SBS		Total
	2007	2006	2007	2006	2007	2006
	$M	$M	$M	$M	$M	$M

Experience gains and (losses) on plan liabilities	31	(55)	(3)	15	28	(40)
Experience gains and (losses) on plan assets	282	356	(2)	2	280	358
Gains and (losses) from changes in actuarial assumptions	259	239	25	(3)	284	236

Total net actuarial gains	572	540	20	14	592	554

Actuarial gains and losses represent experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. Total net actuarial gains recognised in equity from commencement of AIFRS to 30 June 2007 were $1,300 million.

	OSF				CBA(UK)SBS
	2007		2006		2007	2006
Economic Assumptions	%		%		%	%

The above calculations were based on the following economic assumptions:
Discount rate at 30 June (gross of tax)	6. 30		5. 80		5. 80	5.25
Expected return on plan assets at 30 June	8. 50		8. 25		6. 30	6.00
Expected rate salary increases at 30 June (per annum)	4. 75	(1)	4. 75	(1)	4. 30	4.10

(1)	For the OSF, additional age related allowances were made for the expected salary increases from future promotions. At 30 June 2006 and 30 June 2007, these assumptions were broadly between 1.6% and 2.6% per annum for full-time employees and 1.0% per annum for part-time employees.
The return on asset assumption for the OSF is determined as the weighted average of the long term expected returns of each asset class where the weighting is the benchmark asset allocations of the assets backing the defined benefit risks. The long term expected returns of each asset class are determined following receipt of actuarial advice. The discount rate (gross of tax) assumption for the OSF is based on the yield on 10 year
Australian government securities. In addition to financial assumptions, the mortality assumptions for pensioners can materially impact the defined benefit obligations. These assumptions are age related and allowances are made for future improvement in mortality. The expected life expectancies for pensioners are set out below:

	OSF		CBA(UK)SBS
	2007	2006	2007	2006
Expected Life Expectancies for Pensioners	Years	Years	Years	Years

Male pensioners currently aged 60	30. 2	30. 1	23. 2	22. 9
Male pensioners currently aged 65	25. 4	25. 3	18. 7	18. 5
Female pensioners currently aged 60	33. 6	33. 5	26. 2	25. 9
Female pensioners currently aged 65	28. 5	28. 4	21. 6	21. 4

Further, the proportion of the retiring members of the main OSF defined benefit division electing to take pensions instead of lump sums may materially impact the defined benefit obligations. 30% of these retiring members were assumed to take pension benefits, increasing to 50% in 2020.
Australian and UK legislation requires that superannuation (pension) benefits be provided through trusts. These trusts (including their investments) are managed by trustees who are legally independent of the employer. The investment objective of the OSF (the Bank’s major superannuation (pension) plan) is “to maximise the long term rate of return subject to net returns over rolling five year periods exceeding the growth in Average Weekly Ordinary Time Earnings (AWOTE) 80% of the time”. To meet this investment objective, the OSF Trustee invests a large part of the OSF’s assets in growth assets, such as shares and property. These assets have historically earned higher rates of return than other assets, but they also carry higher risks, especially in the short term. To manage these risks, the Trustee has adopted a strategy of spreading the OSF’s investments over a number of asset classes and investment managers.
As at 30 June 2007, the benchmark asset allocations and actual asset allocations for the assets backing the defined benefit portion of the OSF are as follows:

	Benchmark Allocation	Actual Allocation
Asset Allocations	%	%

Australian Equities	27. 5	30. 1
Overseas Equities	21. 0	20. 8
Real Estate	15. 0	12. 9
Fixed Interest Securities	25. 5	25. 2
Cash	5. 0	6. 2
Other (1)	6. 0	4. 8

(1)	These are assets which are not included in the traditional asset classes of equities, fixed interest securities, real estate and cash. They include infrastructure investments as well as high yield and emerging market debt.
The value of the OSF’s equity holding in the Group as at 30 June 2007 was $105 million (2006: $95 million). Amounts on deposit with the Bank at 30 June 2007 totalled $23 million (2006: $7 million). There are no other financial instruments with the Group at 30 June 2007 (2006: $90 million).
Commonwealth Bank of Australia Annual Report 2007     199

Notes to the Financial Statements
Note 45 Controlled Entities

Extent of Beneficial
Entity Name	Interest if not 100%	Incorporated in

Australia
(a) Banking
Commonwealth Bank of Australia		Australia
Controlled Entities:
CBA Investments Limited		Australia
Industrie Limited Partnership		Australia
Luca Limited Partnership	99.84%	Australia
CBA Investments (No. 2) Pty Limited		Australia
CBA International Finance Pty Limited		Australia
CBCL Australia Limited		Australia
CBFC Limited		Australia
Collateral Leasing Pty Limited		Australia
Commonwealth Securities Limited		Australia
Homepath Pty Limited		Australia
Commonwealth Investments Pty Limited		Australia
Sparad (No. 24) Pty Limited Australia		Australia
Colonial Finance Limited		Australia
PERLS III Trust (formally Preferred Capital Limited)		Australia
PERLS II Trust		Australia
Loft No.1 Pty Ltd		Australia
Loft No.2 Pty Ltd		Australia
Fringe Pty Ltd		Australia
Lily Pty Ltd		Australia
Broadcasting Infrastructure Asset Partnership		Australia
Greenwood Lending Pty Ltd	99.9%	Australia
Series 2001-IG Medallion Trust		Australia
Series 2002-IG Medallion Trust		Australia
Series 2003-IG Medallion Trust		Australia
Series 2004-IG Medallion Trust		Australia
Series 2005-IG Medallion Trust		Australia
Series 2005-2G Medallion Trust		Australia
Hemisphere Lane Pty Ltd		Australia
Medallion Series Trust 2006 1G		Australia
Medallion Trust Series 2007 4P		Australia
Medallion Trust Series 2007 5P		Australia
2007-1G Medallion Trust No ABN		Australia
SHIELD Series 50		Australia
GT Operating No.2 Pty Limited		Australia
Colonial Employee Share Plan Trust		Australia
Crystal Avenue P/L		Australia
GT Funding No6 Ltd Partnership		Australia
GT Operating No4 Pty Ltd		Australia
Devonport Ltd Partnership		Australia
Torquay Beach Pty Ltd		Australia
Group Treasury Services NZ Limited		Australia
Medallion Series 2003-1 SME Credit Linked Trust		Australia
Prime Investment Entity Limited		Australia

200     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 45 Controlled Entities (continued)

Extent of Beneficial
Entity Name	Interest if not 100%	Incorporated in

(b) Insurance and Funds Management
Commonwealth Insurance Limited		Australia
Colonial Holding Company Limited		Australia
Commonwealth Insurance Holdings Limited		Australia
Commonwealth Managed Investments Limited		Australia
Colonial AFS Services Pty Limited		Australia
Colonial First State Group Limited		Australia
Colonial First State Investments Limited		Australia
Avanteos Pty Limited		Australia
Avanteos Investments Ltd		Australia
Colonial First State Property Limited		Australia
Colonial First State Property Retail Pty Limited		Australia
Colonial First State Property Retail Trust		Australia
Commonwealth International Holdings Pty Limited		Australia
The Colonial Mutual Life Assurance Society Limited		Australia
Jacques Martin Pty Limited		Australia
Jacques Martin Administration & Consulting Pty Limited		Australia
Gandel Retail Management Trust		Australia
Commonwealth Financial Planning Limited		Australia
Financial Wisdom Limited		Australia
CMG Asia Pty Ltd		Australia

Commonwealth Bank of Australia Annual Report 2007     201

Notes to the Financial Statements
Note 45 Controlled Entities (continued)

Extent of Beneficial
Entity Name	Interest if not 100%		Incorporated in

New Zealand
(a) Banking
ASB Holdings Limited			New Zealand
ASB Bank Limited			New Zealand
CBA Funding (NZ) Limited			New Zealand
ASB Capital No. 2 Limited			New Zealand
ASB Capital Limited			New Zealand
CBA USD Funding Limited			New Zealand

(b) Insurance and Funds Management
ASB Group (Life) Limited			New Zealand
Sovereign Group Limited			New Zealand
Sovereign Limited			New Zealand
Colonial First State Investments (NZ) Limited			New Zealand
Kiwi Income Properties Limited			New Zealand
Kiwi Property Management Limited			New Zealand

Other Overseas
(a) Banking
CBA Asia Limited			Singapore
CTB Australia Limited			Hong Kong
PT Bank Commonwealth			Indonesia
National Bank of Fiji Limited			Fiji
CBA (Delaware) Finance Incorporated			Delaware USA
CBA Capital Trust 1			Delaware USA
CBA Funding Trust 1			Delaware USA
CBA Capital Trust II			Delaware USA
CBA (Europe) Finance Limited			United Kingdom
Pontoon (Funding) PLC			United Kingdom
Quay (Funding) PLC			United Kingdom
Burdekin Investments Limited			Cayman Islands
Pavillion & Park Limited			United Kingdom
Newport Limited			Malta
CommInternational Limited			Malta
CommCapital S.a.r.l			Luxembourg
CommBank Europe Limited			Malta
CommBankManConsult(Asia)Co Ltd			Hong Kong
Parkes S.a.r.l			Luxemburg
CommTrading Limited			Malta

(b) Insurance and Funds Management
Colonial Fiji Life Limited			Fiji
Colonial First State (UK) Holdings Limited			United Kingdom
First State (HK) LLC			United States
First State Investment Holdings (Singapore) Ltd			Singapore
First State Investments (Cayman) Limited			Cayman Islands
PT Astra CMG Life		80%	Indonesia

Non-operating and minor operating controlled entities and investment vehicles holding policyholder assets are excluded from the above list.
202     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 46 Investments in Associated Entities and Joint Ventures

	Group
			Extent of
	2007	2006	Ownership		Country of	Balance
	$M	$M	Interest %	Principal Activities	Incorporation	Date

PT Astra CMG Life (1)	—	12	50	Life Insurance	Indonesia	31 Dec
AMTD Group Limited	1	1	30	Financial Services	Virgin Islands	31 Dec
China Life CMG Life Assurance Company Limited	11	11	49	Life Insurance	China	31 Dec
Bao Minh CMG Life Insurance Company (2)	—	9	50	Life Insurance	Vietnam	31 Dec
CMG CH China Funds Management Limited	1	1	50	Investment Management	Australia	31 Mar
Equion Health (Barts) Limited	1	—	50	Financial Services	United Kingdom	31 Dec
CFS Retail Property Trust (3)	437	—	9.5	Funds Management	Australia	30 Jun
Colonial Property Office Trust (3)	192	—	7	Funds Management	Australia	30 Jun

452 Capital Pty Limited	44	43	30	Investment Management	Australia	30 Jun
Hangzhou City Commercial Bank Limited	143	102	19.9	Commercial Banking	China	31 Dec
Alster & Thames Partnership (4)	—	3	25	Leasing	Delaware	31 Dec
First State Cinda Fund Management Company Limited	6	8	46	Funds Management	China	31 Dec

Total	836	190

(1)	This entity became a subsidiary on 18 June 2007.

(2)	This entity was sold on 18 January 2007.

(3)	These entities are deemed to have become subject to significant influence during the current financial year.

(4)	This entity was sold on 17 January 2007.

	Group
	2007	2006
	$M	$M

Share of Associates’ profits/(losses)
Operating profits/(losses) before income tax	70	8
Income tax expense	(17)	(1)

Operating profits/(losses) after income tax	53	7

Carrying amount of investments in associated entities	836	190

	Group
	2007	2006
	$M	$M

Financial Information of Associates
Assets	17,936	9,569
Liabilities	13,163	9,098
Revenues	1,753	220
Expenses	1,162	89

	Group
	2007	2006
	$M	$M

Financial Information of Joint Ventures
Assets	118	122
Liabilities	85	81
Revenues	53	65
Expenses	57	69
Commonwealth Bank of Australia Annual Report 2007     203

Notes to the Financial Statements
Note 47 Director and Executive Disclosures
Details of the Directors’ and Specified Executives’ remuneration, interests in long-term incentive plans, shares, options and loans are included in the Remuneration Report of the Directors’ Report. The Company has applied the exemption under Corporations Amendment Regulation 2006 which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their Annual Financial Reports by AASB 124 Related Party Disclosures. These remuneration disclosures are provided in the Remuneration Report of the Directors’ Report on pages 50 to 72 and are designated as audited.
Note 48 Related Party Disclosures
The Group is controlled by the Commonwealth Bank of Australia, the ultimate parent, which is incorporated in Australia. A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits and foreign currency transactions, upon which some fees and commissions may be earned. The table below indicates the values of such transactions for the year ended 30 June 2007.

	For the Year Ended and As At 30 June 2007
		Joint
	Associates	Ventures	Total
Group	$M	$M	$M

Interest and dividend income	120	—	120
Interest expense	1	—	1
Fees and commissions for services rendered	116	—	116
Fees and commissions for services provided	93	7	100

Loans, advances and equity contributions	217	12	229
Derivative assets	—	—	—
Other assets	—	—	—

Deposits	18	2	20
Derivative liabilities	—	—	—
Other liabilities	—	—	—

	For the Year Ended and As At 30 June 2007
			Joint
	Subsidiaries	Associates	Ventures	Total
Bank	$M	$M	$M	$M

Interest and dividend income	2,777	65	—	2,842
Interest expense	2,607	1	—	2,608
Fees and commissions for services rendered	46	5	—	51
Fees and commissions for services provided	273	17	—	290

Loans, advances and equity contributions	37,512	319	—	37,831
Derivative assets	1,859	—	—	1,859
Other assets	2,307	—	—	2,307

Deposits	48,286	18	—	48,304
Derivative liabilities	2,706	—	—	2,706
Other liabilities	1,336	—	—	1,336
204     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 48 Related Party Disclosures (continued)

	For the Year Ended and As At 30 June 2006
		Joint
	Associates	Ventures	Total
Group	$M	$M	$M

Interest and dividend income	—	—	—
Interest expense	—	—	—
Fees and commissions for services rendered	1	11	12
Fees and commissions for services provided	(8)	11	3

Loans, advances and equity contributions	200	30	230
Derivative assets	—	—	—
Other assets	—	4	4

Deposits	—	—	—
Derivative liabilities	—	—	—
Other liabilities	1	6	7

	For the Year Ended and As At 30 June 2006
			Joint
	Subsidiaries	Associates	Ventures	Total
Bank	$M	$M	$M	$M

Interest and dividend income	2,739	—	—	2,739
Interest expense	854	—	—	854
Fees and commissions for services rendered	55	—	—	55
Fees and commissions for services provided	124	—	1	125

Loans, advances and equity contributions	36,150	102	—	36,252
Derivative assets	680	—	—	680
Other assets	2,078	—	2	2,080

Deposits	38,652	—	—	38,652
Derivative liabilities	487	—	—	487
Other liabilities	1,069	—	—	1,069
Refer to Note 45 for details of controlled entities.
The Bank’s aggregate investment in and loans to controlled entities are disclosed in Note 17.
Amounts due to controlled entities are disclosed in the Balance Sheet of the Bank.
Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Note 2.
All transactions between Group entities are eliminated on consolidation.
Commonwealth Bank of Australia Annual Report 2007     205

Notes to the Financial Statements
Note 48 Related Party Disclosures (continued)
Equity Holdings of Key Management Personnel
Shareholdings
All shares were acquired by Directors on normal terms and conditions or through the Non-Executive Directors’ Share Plan.
Shares awarded under the Equity Reward Plan and the mandatory component of the Equity Participation Plan are registered in the name of the Trustee. For further details of the Non-Executive Directors’ Share Plan, Equity Reward Plan, previous Executive Option Plan and Equity Participation Plan refer to Note 33.
Details of shareholdings of Key Management Personnel (or close family members or entities controlled, jointly controlled, or significantly influenced by them, or any entity over which any of the aforementioned hold significant voting power) are as follows:
Shares held by Directors

			Acquired/Granted
		Balance	as	On Exercise of	Net Change	Balance
Name	Class	1 July 2006	Remuneration (1)	Options	Other (2)	30 June 2007

Directors
J Anderson	Ordinary	10,000	—	—	—	10,000
R J Clairs	Ordinary	16,988	898	—	—	17,886
A B Daniels (3)	Ordinary	18,691	443	—	—	19,134
C R Galbraith	Ordinary	10,030	856	—	518	11,404
J S Hemstritch	Ordinary	15,400	165	—	—	15,565
S C H Kay	Ordinary	4,390	852	—	659	5,901
W G Kent	Ordinary	16,113	869	—	88	17,070
R J Norris	Ordinary	10,000	—	—	—	10,000
	Reward Shares	100,328	90,910	—	—	191,238
F D Ryan	Ordinary	8,242	954	—	—	9,196
J M Schubert	Ordinary	21,188	2,545	—	685	24,418
F J Swan	Ordinary	6,974	844	—	363	8,181
D J Turner	Ordinary	—	301	—	—	301
B K Ward (4)	Ordinary	6,629	454	—	126	7,209
H Young	Ordinary	—	—	—	20,000	20,000

Total For Directors	Ordinary	144,645	9,181	—	22,439	176,265
	Reward Shares	100,328	90,910	—	—	191,238

(1)	For Non-Executive Directors, represents shares acquired under NEDSP on 14 August 2006 and 12 March 2007 by mandatory sacrifice of fees. All shares acquired through NEDSP are subject to a 10 year trading restriction (shares will be tradeable earlier if the Director leaves the Board). For Sir John and Mr Young the first purchase of shares under NEDSP will occur in August 2007. For Mr Norris this represents Reward Shares granted under the ERP and subject to a performance hurdle. The first possible date for meeting the performance hurdle is 15 July 2009 with the last possible date for vesting being 15 July 2010. See Note 33 for further details on the NEDSP and ERP.

(2)	“Net Change Other” incorporates changes resulting from purchases and sales during the year by Directors.

(3)	A related party of Mr Daniels beneficially holds an investment of $62,838 in Colonial First State Global Health and Biotech Fund, $403,860 in Colonial First State Future Leaders Fund and $361,464 in Colonial First State Imputation Fund.

(4)	Ms Ward continued to hold 250 PERLS II securities at 30 June 2007.
206     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 48 Related Party Disclosures (continued)
Shares held by Key Management Personnel

			Acquired/Granted
		Balance	as	On Exercise of	Net Change	Balance
Name	Class	1 July 2006	Remuneration (1)	Options	Other (2)	30 June 2007

Executives
M A Cameron	Ordinary	—	—	—	—	—
	Deferred STI	2,848	—	—	(2,848)	—
	Reward Shares	89,620	31,818	—	(121,438)	—
B J Chapman	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	17,046	—	—	17,046
D P Craig	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	22,728	—	—	22,728
L G Cupper (3)	Ordinary	51,355	—	—	50,575	101,930
	Deferred STI	3,267	—	—	(3,267)	—
	Reward Shares	106,440	—	—	(106,440)	—
S I Grimshaw	Ordinary	25,308	—	—	4,691	29,999
	Deferred STI	4,691	—	—	(4,691)	—
	Reward Shares	148,940	32,500	—	(76,300)	105,140
H D Harley	Ordinary	26,281	—	—	13,457	39,738
	Deferred STI	3,853	—	—	(3,853)	—
	Reward Shares	118,140	27,272	—	(145,412)	—
M R Harte	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	14,318	—	—	14,318
G L Mackrell	Ordinary	34,930	—	—	4,878	39,808
	Deferred STI	3,392	—	—	(3,392)	—
	Reward Shares	110,800	24,318	—	(55,100)	80,018
R M McEwan	Ordinary	—	—	—	—	—
	Deferred STI	—	—	—	—	—
	Reward Shares	—	—	—	—	—
J K O’Sullivan	Ordinary	8,916	—	—	36,851	45,767
	Deferred STI	3,351	—	—	(3,351)	—
	Reward Shares	82,690	20,580	—	(33,500)	69,770
G A Petersen	Ordinary	9,907	—	—	4,745	14,652
	Deferred STI	1,850	—	—	(1,850)	—
	Reward Shares	55,780	25,000	—	(16,000)	64,780

Total for Key Management Personnel	Ordinary	156,697	—	—	115,197	271,894
	Deferred STI	23,252	—	—	(23,252)	—
	Reward Shares	712,410	215,580	—	(554,190)	373,800

(1)	Represents:

•	Deferred STI — acquired under the mandatory component of the Bank’s Equity Participation Plan (EPP). Shares were purchased on 31 October 2004 in two equal tranches, vesting on 1 July 2005 and 1 July 2006 respectively. See Note 33 for further details on the EPP.

•	Reward Shares — granted under the Equity Reward Plan (ERP) and are subject to a performance hurdle. The first possible date for meeting the performance hurdle is 23 September 2007 with the last possible date for vesting being 15 July 2010. See Note 33 for further details on the ERP.

(2)	“Net Change Other” incorporates changes resulting from purchases, sales and forfeitures during the year by Executives and vesting of Deferred STI and Reward Shares (which became Ordinary shares).

(3)	Mr Cupper acquired 6,000 PERLS III securities during the year, and continued to hold them at 30 June 2007.
Commonwealth Bank of Australia Annual Report 2007     207

Notes to the Financial Statements
Note 48 Related Party Disclosures (continued)
Option Holdings
On 1 July 2006, Mr L G Cupper held options over 75,000 CBA shares, which have an exercise price of $30.12 per share. None of these options were exercised during the year, and at 30 June 2007, Mr Cupper continued to hold options over 75,000 shares which were vested and exercisable. Mr Cupper retired from the Bank on 3 November 2006. No other Key Management Personnel hold options over the Bank’s shares.
Shares Vested During the Year

Name	Deferred STI Vested	Reward Shares Vested

Directors
R J Norris	—	—

Executives
M A Cameron (1)	2,848	27,300
B J Chapman (2)	—	—
D P Craig (3)	—	—
L G Cupper (4)	3,267	44,250
S I Grimshaw	4,691	56,800
H D Harley (5)	3,853	39,700
M R Harte	—	—
G L Mackrell	3,392	40,350
R M McEwan (6)	—	—
J K O’Sullivan	3,351	33,500
G A Petersen	1,850	12,000

Total for Key Management Personnel	23,252	253,900

(1)	Mr Cameron ceased employment on 10 May 2007.

(2)	Ms Chapman commenced in her role on 20 July 2006.

(3)	Mr Craig commenced in his role on 11 September 2006.

(4)	Mr Cupper ceased employment on 3 November 2006.

(5)	Mr Harley ceased employment on 15 June 2007.

(6)	Mr McEwan commenced in his role on 14 May 2007.
208     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 48 Related Party Disclosures (continued)
Loans to Key Management Personnel
All loans to Key Management Personnel (or close family members or entities controlled, jointly controlled or significantly influenced by them or any entity over which any of the aforementioned hold significant voting power) have been provided on an arms-length commercial basis including the term of the loan, security required and the interest rate (which may be fixed or variable).
Total Loans to Key Management Personnel

		Balance	Interest	Interest Not		Balance	Number in
	Year Ended	1 July	Charged	Charged	Write-off	30 June	Group at
	30 June	$000s	$000s	$000s	$000s	$000s	30 June

Directors
	2007	464	21	—	—	464	1
	2006	—	379	—	—	5,729	1
Executives
	2007	9,178	425	—	—	5,965	6
	2006	9,894	550	—	—	9,284	7

Total for Key Management Personnel
	2007	9,642	446	—	—	6,429	7
	2006	9,894	929	—	—	15,013	8

Individual Loans above $100,000 to Key Management Personnel

						Highest
	Balance	Interest	Interest Not		Balance	Balance
	1 July 2006	Charged	Charged	Write-off	30 June 2007	in Period
	$000s	$000s	$000s	$000s	$000s	$000s

Directors
R J Norris (1)	464	21	—	—	464	1,037

Executives
B J Chapman (1) (2)	825	18	—	—	—	825
M A Cameron (3)	358	6	—	—	303	358
	300	19	—	—	300	302
S I Grimshaw	857	29	—	—	—	978
	391	13	—	—	—	393
H D Harley (4)	304	36	—	—	280	305
G L Mackrell	1,017	25	—	—	647	1,017
R M McEwan	218	2	—	—	218	218
J K O’Sullivan	1,500	97	—	—	1,500	1,500
	582	43	—	—	759	760
	614	38	—	—	515	618
	274	7	—	—	178	275
	647	42	—	—	647	647
	200	12	—	—	—	200
	101	—	—	—	—	101
G A Petersen	155	1	—	—	—	155
	800	33	—	—	450	800
	—	1	—	—	192	192

Total for Key Management Personnel	9,607	443	—	—	6,453	10,680

(1)	Balance declared in NZD for Mr Norris and Ms Chapman. Exchange rate taken from Reserve Bank of Australia as at 29 June 2007.

(2)	Ms Chapman commenced in her role on 20 July 2006.

(3)	Mr Cameron ceased employment on 10 May 2007.

(4)	Mr Harley ceased employment 16 June 2007.
Commonwealth Bank of Australia Annual Report 2007     209

Notes to the Financial Statements
Note 49 Notes to the Statements of Cash Flows
Note 49(a) Reconciliation of Net Profit after Income Tax to Net Cash Provided by/(used in) Operating Activities

	Year Ended 30 June
	Group				Bank
	2007	2006	2005	2007	2006
	$M	$M	$M	$M	$M

Net profit after income tax	4,497	3,959	3,410	4,477	4,267
Net (Increase)/decrease in interest receivable	(745)	(99)	(17)	(564)	219
Increase/(decrease) in interest payable	362	784	64	303	24
Net decrease in trading securities	—	—	318	—	—
Net (increase) in assets at fair value through Income Statement (excluding life insurance)	(7,272)	(53)	—	(6,038)	(2,620)
Net (gain) on sale of investments	—	—	(8)	—	—
Net (gain)/loss on sale of controlled entities and associates	—	(163)	13	—	—
Net decrease/(increase) in derivative assets	(3,068)	128	—	(3,923)	(381)
Net (gain)/loss on sale property plant and equipment	16	(4)	(4)	13	2
Loan Impairment expense	434	398	322	390	380
Depreciation and amortisation	270	213	176	205	155
Increase in liabilities at fair value through Income Statement (excluding life insurance)	6,690	1,374	—	3,016	504
(Decrease)/increase in derivative liabilities	5,860	(445)	—	5,831	78
(Decrease) in other provisions	57	(92)	(86)	43	(50)
Increase/(decrease) in income taxes payable	297	(455)	406	364	(430)
Increase/(decrease) in deferred income taxes payable	175	182	332	175	(434)
Decrease/(increase) in deferred tax assets	(272)	184	(86)	(408)	727
(Increase)/decrease in accrued fees/reimbursements receivable	(163)	(88)	(41)	(196)	71
Increase in accrued fees and other items payable	386	133	106	265	217
Amortisation of premium on investment securities	—	—	(4)	—	—
Unrealised loss on revaluation of trading securities	—	—	408	—	—
Unrealised loss/(gain) on revaluation of assets at fair value through Income Statement (excluding life insurance)	92	(112)	—	(21)	(22)
(Decrease)/increase in life insurance contract policy liabilities	(1,460)	(1,211)	56	10	—
Increase in cash flow hedge reserve	547	31	—	295	7
Dividend received from controlled entities	—	—	—	(1,881)	(2,080)
Changes in operating assets and liabilities arising from cash flow movements	(1,451)	(3,458)	(5,921)	(15,008)	(2,405)
Other	389	(44)	220	74	144

Net cash provided by/(used in) operating activities	5,641	1,162	(336)	(12,578)	(1,627)

Note 49(b) Reconciliation of Cash
For the purposes of the Statements of Cash Flows, cash includes cash, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

	Year Ended 30 June
			Group		Bank
	2007	2006	2005	2007	2006
	$M	$M	$M	$M	$M

Notes, coins and cash at banks	4,557	1,703	1,723	1,377	1,213
Other short term liquid assets	967	491	859	894	342
Receivables due from other financial institutions – at call (1)	4,607	4,657	2,893	3,837	3,437
Payables due to other financial institutions – at call (1)	(6,047)	(4,813)	(4,199)	(5,980)	(4,751)

Cash and cash equivalents at end of year	4,084	2,038	1,276	128	241

(1)	At call includes certain receivables and payables due from and to financial institutions within three months.
210     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 49 Notes to the Statements of Cash Flows (continued)
Note 49(c) Disposal of Controlled Entities

	2007	2006	2005
	$M	$M	$M

Fair value of net tangible assets disposed
Cash and liquid assets	—	55	—
Assets at fair value through Income Statement
Trading	—	—	—
Insurance	—	2,297	—
Other	—	—	—
Other assets	—	148	—
Life Insurance policy liabilities	—	(1,996)	—
Bills payable and other liabilities	—	(41)	—
Profit on sale	—	145	—

Cash consideration received	—	608	—

Less cash and cash equivalents disposed	—	(55)	—

Net cash inflow on disposal	—	553	—

Note 49(d) Non-cash Financing and Investing Activities
Shares issued under the Dividend Reinvestment Plan for 2007 amounted to $818 million.
Note 49(e) Acquisition of Controlled Entities

	2007	2006	2005
	$M	$M	$M

Fair value of net assets acquired
Cash and liquid assets	—	—	4
Minority interests	4	126	—
Goodwill	3	7	14
Other intangibles	—	122	30
Other assets	—	167	4
Bills payable and other liabilities	—	(8)	(8)

Cash consideration paid	7	414	44

Less cash and cash equivalents acquired	—	—	(4)

Net cash outflow on acquisition	7	414	40

Note 49(f) Financing Facilities
Standby funding lines are immaterial.
Commonwealth Bank of Australia Annual Report 2007     211

Notes to the Financial Statements
Note 50 Disclosures about Fair Value of Financial Instruments
50(a) Fair Value of Financial Assets and Financial Liabilities
These amounts represent estimates of the fair values of the Group’s financial assets and financial liabilities at Balance Sheet date based on the following valuation methods and assumptions. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Quoted market prices are used to determine fair value where an active market (such as a recognised stock exchange) exists, as it is the best evidence of the fair value of a financial instrument. Quoted market prices are not, however, available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no quoted market price is available, the fair values presented in the following table have been estimated using present value or other valuation techniques based on market conditions existing at Balance Sheet dates. These valuation techniques rely on market observable inputs wherever possible, or in a limited number of instances, rely on inputs which are reasonable assumptions based on market conditions at balance date.
While the fair value amounts are designed to represent estimates at which these instruments could be exchanged in a current transaction between willing parties, many of the Group’s financial instruments lack an available trading market as characterised by willing parties engaging in an exchange transaction.
In addition, it is the Bank’s intent to hold most of its financial instruments to maturity and therefore it is not probable that the fair values shown would be realised in a current transaction.
The estimated fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments. In addition, the value of long-term relationships with depositors (core deposit intangibles) and other customers (credit card intangibles) are not reflected. The value of these items is considered significant.
Because of the wide range of valuation techniques and the numerous estimates that must be made, it may be difficult to make reasonable comparisons of the Bank’s fair value information with that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realise that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Commonwealth Bank of Australia.

	Group 2007		Group 2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$M	$M	$M	$M

Assets
Cash and liquid assets	10,108	10,108	5,868	5,868
Receivables from other financial institutions	5,495	5,495	7,107	7,107
Assets at Fair Value through Income Statement:
Trading	21,469	21,469	15,758	15,758
Insurance	23,519	23,519	24,437	24,437
Other	4,073	4,073	2,207	2,207
Derivative assets	12,743	12,743	9,675	9,675
Available-for-sale investments	9,672	9,672	11,203	11,203
Loans, advances and other receivables	299,779	298,008	259,176	258,547
Bank acceptances of customers	18,721	18,721	18,310	18,310
Other assets	17,264	17,264	5,190	5,190

Liabilities
Deposits and other public borrowings	203,382	202,786	173,227	173,108
Payables due to other financial institutions	14,386	14,386	11,184	11,184
Liabilities at Fair Value through Income Statement	19,431	19,431	13,811	13,811
Derivative liabilities	16,680	16,680	10,820	10,820
Bank acceptances	18,721	18,721	18,310	18,310
Insurance policy liabilities	21,613	21,613	22,225	22,225
Debt issues	85,490	85,584	78,591	76,645
Managed fund units on issue	310	310	1,109	1,109
Bills payable and other liabilities	7,346	7,346	6,053	6,056
Loan capital	10,000	10,120	9,895	9,913

212     Commonwealth Bank of Australia Annual Report 2007

Notes to the Financial Statements
Note 50 Disclosures about Fair Value of Financial Instruments (continued)
50(a) Fair Value of Financial Assets and Financial Liabilities (continued)
The fair value estimates were determined by the following methodologies and assumptions:
Liquid assets and Bank acceptances of customers
The carrying values of cash and liquid assets, receivables from other financial institutions and Bank acceptances of customers approximate their fair value as they are short term in nature or are receivable on demand.
Receivables from other financial institutions also includes statutory deposits with central banks. The fair value is assumed to be equal to the carrying value as the Group is only able to continue as a going concern with the maintenance of these deposits.
Assets at Fair Value through Income Statement
Assets at fair value through Income Statement are carried at fair value determined using quoted market prices or valuation techniques including discounted cash flow models using market observable and non-market observable inputs.
Available-for-sale investments
Assets available-for-sale are measured at fair value determined using quoted market prices. For shares in companies, the estimated fair values are estimated based on market price inputs.
Loans, advances and other receivables
The carrying value of loans, advances and other receivables is net of accumulated collective and individually assessed provisions for impairment.
For variable rate loans, excluding impaired loans, the carrying amount is a reasonable estimate of fair value. The fair value for fixed rate loans was calculated by utilising discounted cash flow models (i.e. the net present value of the portfolio future principal and interest cash flows), based on the maturity of the loans. The discount rates applied were based on the current benchmark rate offered for the average remaining term of the portfolio plus an add-on of the average credit margin of the existing portfolio, where appropriate.
The fair value of impaired loans was calculated by discounting estimated future cash flows using the loan’s original effective interest rate.
Retirement benefit surplus / (liability)
The fair value of the retirement benefit surplus liability is the carrying value at Balance Sheet date determined using a present value calculation based on assumptions that are outlined in Note 44.
All other financial assets
Included in this category are interest and fees receivable, unrealised income, and investments in associates of $836 million (2006: $190 million), where the carrying amount is considered to be a reasonable estimate of fair value. Other financial assets are net of goodwill and other intangibles, future income tax benefits and prepayments/unamortised payments, as these do not constitute financial instruments.
Deposits and other public borrowings
The carrying value of non interest bearing, call and variable rate deposits, and fixed rate deposits repricing within six months, approximate their value as they are short term in nature or are payable on demand. Discounted cash flow models based upon deposit type and its related maturity, were used to calculate the fair value of other term deposits.
Short term liabilities
The carrying value of payables to other financial institutions and Bank acceptances approximate their fair value as they are short term in nature and reprice frequently.
Debt issues and loan capital
The fair values of debt issues and loan capital were calculated using quoted market price at Balance Sheet date. For those debt issues where quoted market prices were not available, discounted cash flow and option pricing models were used, utilising a yield curve appropriate to the expected remaining maturity of the instrument.
Liabilities at Fair Value through Income Statement
Liabilities at Fair Value through Income Statement are carried at fair value determined using quoted market prices, or valuation techniques including discounted cash flow models using market observable inputs.
Derivative Assets and Liabilities
The fair value of trading and hedging derivative contracts, were obtained from quoted market prices, discounted cash flow models or option pricing models that used market based and non-market based inputs.
The fair value of these instruments is disclosed in Note 11.
Life Insurance Policy Holder Liabilities
Life insurance policyholder liabilities are measured on a net present value basis using assumptions outlined in Note 38. This treatment is in accordance with accounting standard AASB 1038: Life Insurance Business.
All other financial liabilities
This category includes interest payable and unrealised expenses payable for which the carrying amount is considered to be a reasonable estimate of net fair value. For liabilities that are long term, fair values have been estimated using the rates currently offered for similar liabilities with remaining maturities. Other provisions including provision for dividend, income tax liability and unamortised receipts are not considered financial instruments.
Commonwealth Bank of Australia Annual Report 2007     213

Notes to the Financial Statements
Note 50 Disclosures about Fair Value of Financial Instruments (continued)
50(a) Fair Value of Financial Assets and Financial Liabilities (continued)
Commitments to extend credit, letters of credit, guarantees, warranties and indemnities issued
The fair value of these items was not calculated as estimated fair values are not readily ascertainable. These financial instruments generally relate to credit risk and attract fees in line with market prices for similar arrangements. They are not presently sold or traded. The items generally do not involve cash payments other than in the event of default. The fee pricing is set as part of the broader customer credit process and reflects the probability of default. The fair value may be represented by the present value of fees expected to be received, less associated costs, however the overall level of fees involved is not material.
50(b) The Impact of Fair Values Calculated Using Non-market Observable Assumptions
The Group’s exposure to financial instruments measured at fair value based in full or in part on non-market observable assumptions is restricted to short term loans and margins on trading securities where pricing is counterparty specific.
These financial instruments comprise a small component of the portfolios they are part of and have short tenor, such that any change in the assumptions used to value the instruments to a reasonably possible alternative do not have a material effect on the portfolio balance or the Group’s result.
50(c) The Impact of Profit of the Change in Fair Values of Financial instruments Estimated using a Valuation Technique
The Group holds a large portfolio of trading securities and derivatives that are measured at fair value using quoted market prices and valuation techniques based on market observable assumptions. In addition, the Group holds a smaller portfolio of short term commercial loans and debt issues that have been designated at Fair Value through Income Statement using valuation techniques based on market observable assumptions.
The total amount of change in fair value recognised in profit for the period which was determined using valuation techniques was $4,571 million loss (2006: $1,067 million net loss). This comprised an $2,566 million loss in trading income (2006: $82 million gain) and a $2,005 million loss in other operating income (2006: $1,149 million loss).
214     Commonwealth Bank of Australia Annual Report 2007

Directors’ Declaration
In accordance with a resolution of the Directors of the Commonwealth Bank of Australia the Directors declare that:
(a)	the Financial Statements and notes thereto of the Bank and the Group, and the additional disclosures included in the Directors’ Report designated as audited, comply with Accounting Standards and in their opinion are in accordance with the Corporations Act 2001;

(b)	the Financial Statements and notes thereto give a true and fair view of the Bank’s and the Group’s financial position as at 30 June 2007 and of their performance for the year ended on that date;

(c)	in the opinion of the Directors, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable; and

(d)	the directors have been given the declarations required under Section 295A of the Corporations Act 2001 for the financial year ended 30 June 2007
Signed in accordance with a resolution of the Directors.

J M Schubert	R J Norris
Chairman	Managing Director and Chief Executive Officer
15 August 2007
Commonwealth Bank of Australia Annual Report 2007     215

Independent audit report to the members of Commonwealth Bank of Australia
Scope
We have audited the accompanying financial report of Commonwealth Bank of Australia and the entities it controlled during the year, which comprises the Balance Sheet as at 30 June 2007, and the income statement, statement of recognised income and expenses and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration.
The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 Related Party Disclosures (“remuneration disclosures”), under the heading “Remuneration Report” on pages 50 to 72 of the directors’ report, as permitted by Corporations Regulation 2M.6.04.
Directors’ Responsibility for the Financial Report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the group accounts, comprising the consolidated Financial Statements and notes comply with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors’ report.
Auditor’s Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Independence
In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report. The Auditor’s Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor’s report was signed. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the Financial Statements. The provision of these services has not impaired our independence.
216     Commonwealth Bank of Australia Annual Report 2007

Independent audit report to the members of Commonwealth Bank of Australia
Auditor’s Opinion
In our opinion:
1.	the financial report of the Commonwealth Bank of Australia is in accordance with:

a)	the Corporations Act 2001, including:
i.	giving a true and fair view of the financial position of the Commonwealth Bank of Australia and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and

ii.	complying with Australian Accounting Standards (including the Australian Accounting Interpretations); and
b)	other mandatory financial reporting requirements in Australia.

2.	the consolidated Financial Statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

3.	the remuneration disclosures that are contained on pages 50 to 72 of the directors’ report comply with Accounting Standard AASB 124 Related Party Disclosures.

Ernst & Young	S J Ferguson
Sydney	Partner

15 August 2007
Commonwealth Bank of Australia Annual Report 2007     217

Shareholding Information
Top 20 Holders of Fully Paid Ordinary Shares as at 10 August 2007

Rank	Name of Holder	Number of Shares	%

1	HSBC Custody Nominees (Australia) Limited	109,534,755	8.42
2	J P Morgan Nominees Australia Limited	109,243,847	8.40
3	National Nominees Pty Ltd	97,156,842	7.47
4	Citicorp Nominees Pty Ltd	79,937,793	6.15
5	RBC Dexia Investor Services Australia Nominees Pty Limited	34,231,769	2.63
6	ANZ Nominees Limited	32,678,825	2.51
7	Cogent Nominees Pty Limited	21,559,338	1.66
8	Queensland Investment Corporation	15,619,621	1.20
9	AMP Life Limited	10,471,991	0.81
10	UBS Nominees Pty Ltd	8,935,570	0.69
11	Australian Foundation Investments Company Limtied	7,820,245	0.60
12	UBS Wealth Management Australia Nominees Pty Ltd	7,183,084	0.55
13	Bond Street Custodians Limited	5,914,456	0.45
14	Invia Custodian Pty Limited	5,343,237	0.41
15	Suncorp Custodian Services Pty Ltd	2,974,043	0.23
16	Perpetual Trustee Co Ltd (Hunter)	2,660,326	0.20
17	Australian Reward Investment Alliance	2,461,333	0.19
18	Belike Nominees Pty Limited	2,351,881	0.18
19	Milton Corporation Limited	2,001,210	0.15
20	IAG Nominees Pty Limited	1,840,740	0.14

The top 20 Shareholders hold 559,920,906 shares which is equal to 43.04% of the total shares on issue
Stock Exchange Listing
The shares of the Commonwealth Bank of Australia are listed on the Australian Stock Exchange under the trade symbol CBA, with Sydney being the home exchange.
Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C’wealth Bank. The Bank does not have a current on-market Buy-back of its shares.
Range of Shares (Fully Paid Ordinary Shares and Employee Shares): 10 August 2007

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1 – 1,000	523,347	74.85	178,279,588	13. 71
1,001 – 5,000	155,448	22.23	315,862,011	24. 29
5,001 – 10,000	14,158	2.03	97,272,252	7. 48
10,001 – 100,000	5,955	0.85	115,278,342	8. 86
100,001 and over	269	0.04	593,891,183	45. 66

Total	699,177	100.0	1,300,583,376	100.00

Less than marketable parcel of $500	11,768	1.68	47,242	—

Voting Rights
Under the Bank’s Constitution, each person who is a voting Equity holder and who is present at a general meeting of the Bank in person or by proxy, attorney or official representative is entitled:
•	On a show of hands – to one vote; and
•	On a poll – to one vote for each share held or represented.
If a person present at a general meeting represents personally or by proxy, attorney or official representative more than one Equity holder, on a show of hands the person is entitled to one vote even though he or she represents more than one Equity holder.
If an Equity holder is present in person and votes on a resolution, any proxy or attorney of that Equity holder is not entitled to vote.
If more than one official representative or attorney is present for an Equity holder:
•	None of them is entitled to vote on a show of hands; and
•	On a poll only one official representative may exercise the Equity holder’s voting rights and the vote of each attorney shall be of no effect unless each is appointed to represent a specified proportion of the Equity holder’s voting rights, not exceeding in aggregate 100%.
If an Equity holder appoints two proxies and both are present at the meeting:
•	If the appointment does not specify the proportion or number of the Equity holder’s votes each proxy may exercise, then on a poll each proxy may exercise one half of the Equity holder’s votes;
•	Neither proxy shall be entitled to vote on a show of hands; and
•	On a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.
218     Commonwealth Bank of Australia Annual Report 2007

Shareholding Information
Top 20 Holders of Perpetual Exchangeable Resettable Listed Securities II (“PERLS II”) as at 10 August 2007

Rank	Name of Holder	Number of Units	%

1	J P Morgan Nominees Australia Limited	232,786	6.21
2	Citicorp Nominees Pty Limited	205,405	5.48
3	National Nominees Limited	181,223	4.83
4	UBS Nominees Pty Ltd	135,626	3.62
5	Questor Financial Services Limited	86,591	2.31
6	UBS Warburg Private Clients Nominees Pty Ltd	83,521	2.23
7	RBC Dexia Investor Services Australia Nominees Pty Limited	71,653	1.91
8	HSBC Custody Nominees (Australia) Limited	50,726	1.35
9	Invia Custodian Pty Limited	43,830	1.17
10	Equitas Nominees Pty Limited	31,000	0.83
11	ANZ Nominees Limited	27,840	0.74
12	The Australian National University Investment Section	25,000	0.67
13	Gordon Merchant No 2 Pty Ltd	24,440	0.65
14	Cryton Investments No 9 Pty Ltd	17,600	0.47
15	Tynong Pastoral Co Pty Ltd	17,450	0.47
16	Bond Street Custodians Limited	17,030	0.45
17	Israelite House of David	15,000	0.40
18	Lutovi Investments Pty Limited	15,000	0.40
19	NSF Nominees Pty Ltd	12,400	0.33
20	ANZ Executors & Trustee Company Limited	10,940	0.29

The top 20 PERLS II unitholders hold 1,305,061 units which is equal to 34.81% of the total units on issue. More than 20 PERLS unitholders are disclosed in the above table due to a number of unitholders having the same number of PERLS II.
Stock Exchange Listing
PERLS II are units in a registered managed investment scheme of which Commonwealth Managed Investments Limited is the responsible entity and are listed on the Australian Stock Exchange under the trade symbol PCBPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.
Range of Units (PERLS II): 10 August 2007

	Number of	Percentage	Number of	Percentage
Range	Unitholders	Unitholders	Units	Issued Units

1 – 1,000	9,510	96.44	1,623,292	43. 29
1,001 – 5,000	292	2.96	622,716	16. 60
5,001 – 10,000	35	0.36	256,792	6. 85
10,001 – 100,000	21	0.21	697,565	18. 6
100,001 and over	3	0.03	549,635	14. 66

Total	9,861	100.00	3,750,000	100. 00

Less than marketable parcel of $500	3	0.03	4	—

Voting Rights
PERLS II do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the Bank’s ordinary shares will be as set out on page 218 and the voting rights of the preference shares will be as set out below.
The holders will not be entitled to vote at a general meeting of the Bank except in the following circumstances:
•	If at the time of the meeting, a dividend has been declared but has not been paid in full by the relevant payment date;
•	On a proposal to reduce the Bank’s share capital;
•	On a resolution to approve the terms of a buy-back agreement;
•	On a proposal that affects rights attached to the preference shares;
•	On a proposal to wind up the Bank;
•	On a proposal for the disposal of the whole of the Bank’s property, business and undertaking;
•	During the winding up of the Bank; or
•	As otherwise required under the Listing Rules from time to time,

in which case the holders will have the same rights as to manner of attendance and as to voting in respect of each preference share as those conferred on ordinary Shareholders in respect of each ordinary share.
At a general meeting of the Bank, holders of preference shares are entitled:
•	On a show of hands, to exercise one vote when entitled to vote in respect of the matters listed above; and
•	On a poll, to one vote for each preference share.
The holders will be entitled to receive notice of any general meeting of the Bank and a copy of every circular or other like document sent out by the Bank to ordinary Shareholders and to attend any general meeting of the Bank.
Commonwealth Bank of Australia Annual Report 2007     219

Shareholding Information
Top 20 Holders of Perpetual Exchangeable Repurchaseable Listed Shares III (“PERLS III”) as at 10 August 2007

Rank	Name of Holder	Number of Shares	%

1	AMP Life Limited	375,000	6.43
2	RBC Dexia Investor Services Australia Nominees Pty Limited	186,860	3.20
3	UBS Wealth Management Australia Nominees Pty Ltd	164,513	2.82
4	Cogent Nominees Pty Limited	147,074	2.52
5	Mr Walter Lawton + Mrs Jan Rynette Lawton	73,235	1.26
6	J P Morgan Nominees Australia Limited	72,427	1.24
7	Citicorp Nominees Pty Limited	71,210	1.22
8	ANZ Executors & Trustee Company Limited	71,084	1.22
9	Bond Street Custodians Limited	59,627	1.02
10	The Australian National University Investment Section	51,282	0.88
11	Mr Reginald Surtees Geary	50,000	0.86
12	Catholic Education Office Diocese of Parramatta	49,750	0.85
13	Invia Custodians Pty Limited	44,882	0.77
14	National Nominees Limited	40,700	0.70
15	Questor Financial Services Limited	40,568	0.70
16	Equity Trustees Limited	36,787	0.63
17	Truckmate (Australia) Pty Ltd	35,000	0.60
18	Kerlon Pty Ltd	30,000	0.51
19	Avanteos Investments Limited	25,677	0.44
20	Henry Kendall Group Holdings Pty Ltd	25,000	0.43

The top 20 PERLS III Shareholders hold 1,650,676 shares which is equal to 28.30% of the total shares on issue
Stock Exchange Listing
PERLS III are preference shares issued by Preferred Capital Limited (a wholly-owned subsidiary of the Bank) and are listed on the Australian Stock Exchange under the trade symbol PCAPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.
Range of Shares (PERLS III): 10 August 2007

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1 – 1,000	16,104	96.47	2,630,173	45. 10
1,001 – 5,000	503	3.02	1,050,637	18. 01
5,001 – 10,000	44	0.26	336,346	5. 77
10,001 – 100,000	39	0.23	1,150,327	19. 72
100,001 and over	3	0.02	664,798	11. 40

Total	16,693	100.00	5,832,281	100. 00

Less than marketable parcel of $500	14	0.08	27	—

Voting Rights
PERLS III do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 218 and 219 respectively for the Bank’s ordinary shares and preference shares.
220     Commonwealth Bank of Australia Annual Report 2007

Shareholding Information
Top 20 Holders of Perpetual Exchangeable Resaleable Listed Securities IV (“PERLS IV”) as at 10 August 2007

Rank	Name of Holder	Number of Shares	%

1	AMP Life Limited	425,000	5.8
2	J P Morgan Nominees Australia Limited	315,135	4.3
3	Goldman Sachs JB Were Capital Markets Ltd <Hybrid Portfolio A/C>	250,000	3.41
4	Cogent Nominees Pty Limited	189,750	2.59
5	UBS Wealth Management Australia Nominees Pty Ltd	185,458	2.53
6	RBC Dexia Investor Services Australia Nominees Pty Limited	184,270	2.52
7	Citicorp Nominees Pty Limited	178,488	2.44
8	ANZ Nominees Limited	148,451	2.03
9	Invia Custodian Pty Limited	128,809	1.76
10	Suncorp General Insurance Ltd	118,000	1.61
11	Mr Peter Kelvin Rodwell	109,005	1.49
12	GIO General Ltd	94,500	1.29
13	National Nominees Limited	89,956	1.23
14	Secure Investments FIB Pty Ltd	72,500	0.99
15	DNU Nominees Pty Limited	59,705	0.82
16	UCA Cash Management Fund Ltd	55,000	0.75
17	Eastcode Pty Ltd <Van Lieshout F/T A/C>	50,000	0.68
18	Questor Financial Services Limited	48,547	0.66
19	Westpearl Pty Ltd	45,000	0.61
20	Suncorp Custodian Services Pty Limtied	43,500	0.59

The top 20 PERLS IV Shareholders hold 2,791,074 shares which is equal to 38.10% of the total shares on issue
Stock Exchange Listing
PERLS IV are stapled securities issued by The Commonwealth Bank of Australia and are listed on the Australian Securities Exchange under the trade symbol CBAPB, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.
Range of Shares (PERLS IV): 10 August 2007

	Number of	Percentage	Number of	Percentage
Range	Shareholders	Shareholders	Shares	Issued Capital

1 – 1,000	9,437	92.44	2,190,154	29. 90
1,001 – 5,000	673	6.59	1,514,618	20. 68
5,001 – 10,000	45	0.44	367,939	5. 02
10,001 – 100,000	45	0.44	1,436,240	19. 61
100,001 and over	9	0.09	1,816,049	24. 79

Total	10,209	100.00	7,325,000	100. 00

Less than marketable parcel of $500	—	—	—	—
Voting Rights
PERLS IV confer voting rights in the Bank in the following limited circumstances:
•	When dividend payments on the preference shares are in arrears;

•	On proposals to reduce the Bank’s Share Capital;

•	On a proposal that affects rights attached to preference shares;

•	On a resolution to approve the terms of a buy-back agreement;

•	On a proposal to wind up the Bank;

•	On a proposal for the disposal of the whole of the Bank’s property, business and undertaking; and

•	During the winding-up of the Bank.
Further more if PERLS IV convert into ordinary shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary will be as set out on pages 218 and 219 for the Bank’s ordinary shares.
Trust Preferred Securities
550,000 Trust Preferred Securities were issued on 6 August 2003. Cede & Co is registered as the sole holder of these securities.
700,000 Trust Preferred Securities were issued on 15 March 2006. Cede & Co is registered as the sole holder of these securities.
The Trust Preferred Securities do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 218 and 219 for the Bank’s ordinary shares and preference shares.
Commonwealth Bank of Australia Annual Report 2007     221

International Representation
Australia
Head Office
Commonwealth Bank of Australia
48 Martin Place,
Sydney NSW 1155
Telephone: (61 2) 9378 2000
New Zealand
ASB Bank Limited
Level 28 ASB Bank Centre
135 Albert Street, Auckland
Telephone: (64 9) 377 8930
Facsimile: (64 9) 358 3511
Managing Director
Hugh Burrett
Sovereign Group Limited
33-45 Hurstmere Road
Takapuna, Auckland
Telephone: (64 9) 487 9000
Facsimile: (64 9) 486 1913
Managing Director
Simon Blair
Asia Pacific
Fiji Islands
Colonial National Bank
Colonial Life Limited
3 Central Street, Suva
Telephone: (67 9) 3214 400
Facsimile: (67 9) 3303 448
Managing Director
Laurie Mellsop
China
CBA Representative Office
2909 China World Towers 1
1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86 10) 6505 5350
Facsimile: (86 10) 6505 5354
Chief Representative
Paul Au
CBA Management Consulting
Room 3805-3806 K.Wah Centre
1010 Huahai (M) Road
Shanghai 200031
Telephone: (86 21) 6103 6500
Facsimile: (86 21) 6103 6598
Head of Investment Banking
Vivienne Yu
CommFinance
Level 7
Zhong Ya Building
458 Wu Lu Mugi (N) Road
Shanghai
Telephone: (86 21) 6249 9659
Facsimile: (86 21) 6249 9682
Chief Executive Officer
Guo-Xiong Jiang
China Life – CMG Asia Life Assurance Co Ltd
21st Floor
China Insurance Building
166 Lujiazui Dong Road
Shanghai 200120
Telephone: (86 21) 5882 5245
Facsimile: (86 21) 6887 5720
General Manager
Chong Lee
CBA Representative Office
Room 4007 Bund Center
222 Yan An Road East
Shanghai 200002
Telephone: (86 21) 6335 1686
Facsimile: (86 21) 6335 1766
Chief Representative
Paul Au
First State Cinda Fund Management
No. 29 Dong Zhong Street
Dong Cheng District
Beijing
Telephone: (86 10) 6418 1266
Facsimile: (86 10) 6418 1243
Regional Head Asia
Lindsay Mann
Hong Kong
15th Floor, Chater House
8 Connaught Road,
Central
Hong Kong
Telephone: (852) 2844 7500
Facsimile: (852) 2801 6916
Regional General Manager Asia
Stephen Poon
Hong Kong Commonwealth Bank of Australia
Room 1307-1308, Chater House
8 Connaught Road
Central
Hong Kong
Telephone: (852) 3667 8900
Facsimile: (852) 3667 8939
Executive General Manager
Peter Fancke
First State Investments (Hong Kong) Limited
Level 6, Three Exchange Square
Central
Hong Kong
Telephone: (852) 2846 7555
Facsimile: (852) 2868 4742/4783
Regional Head Asia
Lindsay Mann
India
CBA Representative Office
Unit 201, Level 2 (front portion) of Embassy Classic
No. 11, Vittal Mallya Road
Bangalore 560001
Telephone: (91 80) 2210 7413
Fascimile: (91 80) 5112 1462
Chief Representative
Ravi Kushan
Indonesia
PT Bank Commonwealth
Level 3A, Wisma Metropolitan II
Jl. Jendral Sudirman Kav. 29-31
Jakarta 12920
Telephone: (62 21) 5296 1222
Facsimile: (62 21) 5296 2293
President Director
Symon Brewis-Weston
PT Commonwealth Life
11/F Sentra Mulia
Jl. H.R. Rason Said, Kav X-6 No 8
Jakarta 12940
Telephone: (62 21) 250 0385
Facsimile: (62 21) 250 0389
President Director
Malakai Naiyaga
PT First State Investments Indonesia
29th Floor, Gedung Artha Graha
Sudirman Central Business District
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190
Telephone: (62 21) 515 0088
Facsimile: (62 21) 515 0033
Regional Head Asia
Lindsay Mann
Japan
CBA Branch Office
8th Floor
Toranomon Waiko Building
5-12-1 Toranomon
Minato-ku, Tokyo 105-0001
Telephone: (81 3) 5400 7280
Facsimile: (81 3) 5400 7288
General Manager Japan
Lillian Xia
Singapore
CBA Branch Office
1 Temasek Avenue
#17-01 Millenia Tower
Singapore 039192
Telephone: (65) 6349 7001
Facsimile: (65) 6224 5812
General Manager
Brian McGovern
First State Investments (Singapore)
1 Temasek Avenue
#17-01 Millenia Tower
Singapore 039192
Telephone: (65) 6538 0008
Facsimile: (65) 6538 0800
Regional Head Asia
Lindsay Mann
Vietnam
CBA Representative Office
Suite 202-203A
The Central Building
31 Hai Ba Trung, Hanoi
Telephone: (84 4) 826 9899
Facsimile: (84 4) 824 3961
Chief Representative
Danny Armstrong
Americas
United States of America
CBA Branch Office
Level 17, 599 Lexington Avenue
New York NY 10022
Telephone: (1 212) 848 9200
Facsimile: (1 212) 336 7725
General Manager, Head of North America
Ian Phillips
Europe
United Kingdom
CBA Branch Office
Senator House
85 Queen Victoria Street
London EC4V 4HA
Telephone: (44 20) 7710 3999
Facsimile: (44 20) 7710 3939
Regional General Manager Europe & North America
Paul Orchart
First State Investments (UK) Limited
3rd Floor, 30 Cannon Street
London EC4M 6YQ
Telephone: (44 20) 7332 6500
Facsimile: (44 20) 7332 6501
CEO
Charlie Metcalf
Edinburgh
23 St Andrew Square
Edinburgh EH2 1BB
Telephone: (44 131) 473 2200
Facsimile: (44 131) 473 2222
Managing Partners
Stuart Paul & Angus Tulloch
222      Commonwealth Bank of Australia Annual Report 2007

Contact Us
132 221 General Enquiries
For your everyday banking including paying bills using BPAY® our automated service is available 24 hours a day, 7 days a week.
From overseas call +61 132 221. Operator assistance is available 24 hours a day, 365 days a year.
132 224 Home Loans & Investment Home Loans
To apply for a new home loan/investment home loan or to maintain an existing loan. Available from 8am to 10pm, 365 days a year.
® Registered to BPAY Pty Ltd ABN 69 079 137 518
131 431 Personal Loan Sales
To apply for a new personal loan.
Available from 8am to 8pm, 365 days a year.
131 519 CommSec (Commonwealth Securities)
Available from 8am to 7pm (Sydney Time), Monday to Friday.
CommSec provides the information and tools to make smart investment easy, accessible and affordable for all Australians, by phone or Internet at www.commsec.com.au
131 709 CommSec Margin Loan
Enables you to expand your portfolio by borrowing against your existing shares and managed funds. To find out more simply call 13 17 09 8am to 5pm (Sydney Time) Monday to Friday or visit www.commsec.com.au.
1800 240 889 Telephone Typewriter Service
A special telephone banking service for our hearing and speech impaired customers. The service covers all the services available on 13 2221. Available from 8am to 8pm, Monday to Friday.
1800 011 217 Lost or Stolen Cards
To report a lost or stolen card 24 hours a day, 365 days a year.
131 998 Business Line
For a full range of business banking solutions.
Available 24 hours a day, 365 days a year.
1300 245 463 (1300 AGLINE) AgriLine
A dedicated team of Agribusiness Specialists will help you with your financial needs. With many of our Business Banking team living in regional and rural Australia, they understand the challenges you face. Available from 7am to 7pm, Monday to Friday (NSW time).
CommBiz
Enables you to perform online business transactional banking from an Internet-connected computer, anywhere in the world, 24 hours a day, 365 days a year on www.commbiz.com.au
132 015 Commonwealth Financial Services
For enquires on retirement and superannuation products, or managed investments. Available from 8.30am to 6pm (Sydney Time), Monday to Friday.
Unit prices are available 24 hours a day, 365 days a year.
CommInsure
For all your general insurance needs call 132 423 8am to 8pm (Sydney Time), 7 days a week – or visit www.comminsure.com.au
For general claims assistance call 132 420, 24 hours a day, 365 days a year.
For all your life insurance needs call 131 056 8am to 8pm (Sydney Time), Monday to Friday – or visit www.comminsure.com.au
Colonial First State
Existing investors can call 131 336 from 8am to 7pm (Sydney time) Monday to Friday. New investors without a financial adviser can call 1300 360 645. Financial advisers can call
131 836. Alternatively, visit www.colonialfirststate.com.au
Internet Banking
You can apply for a home loan, credit card, personal loan, term deposit or a savings account on the internet by visiting our website at www.commbank.com.au available 24 hours a day, 365 days a year.
Do your everyday banking on our internet banking service NetBank at www.commbank.com.au/netbank available 24 hours a day, 365 days a year.
To apply for access to NetBank, call 132 828 between 8am and 8pm (Sydney Time), seven days a week.
Commonwealth Bank of Australia Annual Report 2007      223

Corporate Directory
Registered Office
Level 7, 48 Martin Place
Sydney NSW 1155
Telephone (02) 9378 2000
Facsimile (02) 9378 3317
Company Secretary
JD Hatton
Shareholder Information
www.commbank.com.au/Shareholder
Share Registrar
Link Market Services Limited
Locked Bag A14
SYDNEY SOUTH NSW 1235
Telephone: (02) 8280 7199
Facsimile: (02) 9287 0303
Freecall: 1800 022 440
Internet
www.linkmarketservices.com.au
Email
registrars@linkmarketservices.com.au
Telephone numbers for overseas Shareholders
New Zealand
0800 442 845
United Kingdom
0845 769 7502
Fiji
008 002 054
Other International
612 8280 7199
Australian Stock Exchange Listing
CBA
Annual Report
To request a copy of the Annual Report
please call 1800 022 440
224      Commonwealth Bank of Australia Annual Report 2007